As filed with the Securities and Exchange Commission on January 13, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RENEWABLE ENERGY GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2860	26-4785427
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

416 South Bell Avenue

Ames, Iowa 50010

(515) 239-8000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Daniel J. Oh

Chief Executive Officer

Renewable Energy Group, Inc.

416 South Bell Avenue

Ames, Iowa 50010

(515) 239-8000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy To:

Blair W. White, Esq. William T. Krause, Esq. Pillsbury Winthrop Shaw Pittman LLP Four Embarcadero Center, 22nd Floor San Francisco, California 94111 (415) 983-1000 (415) 983-1200 (facsimile)	Edward G. Roth Chief Executive Officer Syntroleum Corporation 5416 South Yale Avenue, Suite 400 Tulsa, Oklahoma 74135 (918) 592-7900	Paul D. Broude, Esq. Richard C. Segal, Esq. Foley & Lardner LLP 111 Huntington Avenue, Suite 2600 Boston, Massachusetts 02199 (617) 342-4000 (617) 342-4001 (facsimile)

Approximate Date of Commencement of Proposed Sale of the Securities to the Public: As soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.0001 par value per share (1)	4,143,441(2)	N/A	$45,660,720(3)	$5,882(4)

(1)	This registration statement relates to common stock, $0.0001 par value per share, of Renewable Energy Group, Inc., a Delaware corporation (“REG”), issuable to Syntroleum Corporation, a Delaware corporation (“Syntroleum”), under that certain Asset Purchase Agreement, dated as of December 17, 2013, by and among REG, REG Synthetic Fuels, LLC and Syntroleum (the “Asset Purchase Agreement”).
(2)	The amount of REG common stock to be registered has been determined based on the estimated maximum number of shares of REG common stock that may be issued pursuant to the Asset Purchase Agreement calculated based on the sum of (A) 3,796,000 shares of REG common stock issuable to Syntroleum as consideration for the asset sale, and (B) 347,441 shares of REG common stock, reserved for issuance with respect to certain warrants of Syntroleum to be assumed by REG.
(3)	Estimated solely for purposes of calculation of the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, based on the product of (A) 4,143,441, the maximum number of shares of REG common stock that may be issued pursuant to the transactions contemplated herein, and (B) $11.02, the average of the high and low sale prices for shares of REG common stock as reported on the NASDAQ Global Select Market on January 8, 2014.
(4)	Calculated pursuant to Rule 457(o) at the statutory rate of $128.80 per $1 million of securities registered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Renewable Energy Group, Inc. may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 13, 2014

SYNTROLEUM CORPORATION

Dear Syntroleum Stockholder:

You are cordially invited to attend a special meeting of the stockholders of Syntroleum Corporation (“Syntroleum”) to be held on [*] at 10:00 a.m. Eastern Time at the offices of Foley & Lardner LLP, 111 Huntington Avenue, Boston, Massachusetts 02199. At the special meeting, Syntroleum is seeking your approval of:

•	the sale of substantially all of the assets of Syntroleum to REG Synthetic Fuels, LLC (“REG Synthetic”), a wholly-owned subsidiary of Renewable Energy Group, Inc. (“REG”), pursuant to and on the terms set forth in an asset purchase agreement, dated as of December 17, 2013, by and among REG, REG Synthetic, and Syntroleum;

•	the plan of dissolution of Syntroleum, including the liquidation and dissolution of Syntroleum contemplated thereby, subject to the approval of the asset purchase agreement and asset sale and following the closing of the asset sale;

•	the amendment to Syntroleum’s certificate of incorporation to change Syntroleum’s name to Sooner Holdings, Inc., subject to the approval of the asset purchase agreement and asset sale and following the closing of the asset sale;

•	the grant of discretionary authority to the Syntroleum board of directors to adjourn or postpone the special meeting, even if a quorum is present, to solicit additional votes to approve the asset purchase agreement and asset sale, the plan of dissolution, and/or the change of Syntroleum’s name, if necessary;

•	the compensation that certain executive officers of Syntroleum may receive in connection with the asset sale pursuant to existing agreements or arrangements with Syntroleum, which approval is non-binding and advisory in nature; and

•	to consider and transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

As consideration for the asset sale, Syntroleum will receive a number of shares of REG common stock equal to 3,796,000, adjusted downward (based on the value of REG common stock at closing, as calculated under the asset purchase agreement) to the extent that the amount of aggregate cash transferred to REG Synthetic at closing is less than $3,200,000; provided, that if the per share value of REG’s common stock at closing (as calculated under the asset purchase agreement) is equal to or greater than $12.91, then the number of shares of REG common stock will be equal to (A) $49,000,000, divided by (B) the REG common stock value at closing (as calculated under the asset purchase agreement). REG’s common stock is listed on the NASDAQ Global Select Market under the symbol “REGI.” The closing stock price per share of REG common stock on the NASDAQ Global Select Market on January 8, 2014 was $10.90 per share. If the asset purchase agreement and the asset sale are approved and the asset sale is consummated, Syntroleum will transfer substantially all of its assets and liabilities to REG Synthetic, and Syntroleum will continue to exist as a separate legal entity.

Syntroleum currently estimates that the cash it will retain following the asset sale will be sufficient to pay its expenses and satisfy its known retained liabilities and obligations and that all of the REG common stock to be received by Syntroleum in the asset sale will ultimately be available for distribution to the holders of Syntroleum common stock. If all of the REG common stock is ultimately distributed and there is no adjustment to the number of REG shares, Syntroleum stockholders would receive approximately 0.3809 shares of REG common stock per share of Syntroleum common stock; however, Syntroleum is unable at this time to predict the exact amount, nature and timing of any distributions to its stockholders. Following the closing of the asset sale, Syntroleum’s assets will primarily consist of the shares of REG common stock received as consideration for the asset sale and a cash reserve equal to the lesser of $5,300,000 and the amount of cash on hand at Syntroleum as of the closing of the transactions under the asset purchase agreement. Even though Syntroleum currently expects the cash reserve to be sufficient to pay, or provide for the payment of, all of Syntroleum’s known retained liabilities and obligations, it is possible that, in the course of the dissolution process, unanticipated expenses and contingent liabilities will arise. If such liabilities exceed the cash reserve, Syntroleum will be required to sell a portion or all of the REG common stock received in the asset sale to satisfy its obligations before its dissolution, thereby reducing, and perhaps eliminating, the assets available for distribution to Syntroleum stockholders.

Syntroleum’s board of directors has carefully reviewed and considered the terms and conditions of the asset purchase agreement, the asset sale and the plan of dissolution, and has concluded that the asset purchase agreement, asset sale, the liquidation and dissolution of Syntroleum pursuant to the plan of dissolution and the amendment of Syntroleum’s certificate of incorporation to change Syntroleum’s name are all in the best interests of Syntroleum and its stockholders. The Syntroleum board of directors therefore has approved these proposals and recommends that you vote FOR each of the proposals set forth in the attached proxy statement/prospectus.

Your vote is very important. Whether or not you plan to attend the special meeting, please complete, sign, date and return the enclosed proxy card, or submit your proxy by telephone or the Internet, as soon as possible. If you hold your shares in “street name,” you should instruct your broker how to vote in accordance with your voting instruction card.

You are also encouraged to review carefully the enclosed proxy statement/prospectus, as it explains the reasons for the proposals to be voted on at the special meeting and contains other important information, including copies of the asset purchase agreement and plan of dissolution, which are attached as annexes. In particular, please review the matters referred to under “Risk Factors” starting on page 24 for a discussion of the risks related to the proposed asset sale, the respective businesses of REG and Syntroleum, and the liquidation and dissolution of Syntroleum.

Thank you for your cooperation, attention to these matters and continued support.

Sincerely,

Karen L. Power
Principal Financial Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the asset sale described in this proxy statement/prospectus or the REG common stock to be issued in connection with the asset sale, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [*] and is first being mailed to Syntroleum stockholders on or about [*].

Syntroleum Corporation

5416 S. Yale Avenue, Suite 400

Tulsa, Oklahoma 74135

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS To be held on [*]

To the Stockholders of Syntroleum Corporation:

A special meeting of the stockholders of Syntroleum Corporation (“Syntroleum”) will be held at the offices of Foley & Lardner LLP, 111 Huntington Avenue, Boston, Massachusetts 02199 on [*], at 10:00 a.m. Eastern Time, for the following purposes:

1. To approve the sale of substantially all of the assets of Syntroleum to REG Synthetic Fuels, LLC (“REG Synthetic”), a wholly owned subsidiary of Renewable Energy Group, Inc. (“REG”), pursuant to and on the terms set forth in an asset purchase agreement dated as of December 17, 2013 by and among REG, REG Synthetic and Syntroleum, which is referred to herein as the asset sale proposal.

2. To approve the plan of dissolution of Syntroleum, including the liquidation and dissolution of Syntroleum contemplated thereby, subject to the approval of the asset sale proposal and following the closing of the asset sale, which is referred to herein as the plan of dissolution proposal.

3. To approve an amendment to Syntroleum’s certificate of incorporation to change Syntroleum’s name to Sooner Holdings, Inc., subject to the approval of the asset sale proposal and following the closing of the asset sale, which is referred to herein as the name change proposal.

4. To grant discretionary authority to the Syntroleum board of directors to adjourn or postpone the special meeting, even if a quorum is present, to solicit additional votes to approve the asset sale proposal, the plan of dissolution proposal and/or the name change proposal, if necessary, which is referred to herein as the adjournment proposal.

5. To approve, on a non-binding advisory basis, the compensation that certain executive officers of Syntroleum may receive in connection with the asset sale pursuant to existing agreements or arrangements with Syntroleum, which is referred to herein as the Syntroleum compensation proposal.

6. To consider and transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

This proxy statement/prospectus and the proxy card are being furnished to Syntroleum’s stockholders in connection with the solicitation of proxies by the Syntroleum board of directors for use at the special meeting of stockholders.

Syntroleum’s board of directors has approved the asset purchase agreement and the asset sale, the plan of dissolution and the amendment to Syntroleum’s certificate of incorporation, and recommends that you vote FOR the approval of the asset sale proposal, FOR the approval of the plan of dissolution proposal, FOR the approval of the name change proposal, FOR the approval of the adjournment proposal, and FOR the Syntroleum compensation proposal. The proposals are described in more detail in the accompanying proxy statement/prospectus, which you should read in its entirety before voting.

Only holders of record of Syntroleum’s common stock at the close of business on [*] are entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof. Approval of each of the asset sale proposal, the plan of dissolution proposal and the name change proposal require the affirmative vote of the holders of a majority of the outstanding shares of Syntroleum common stock. Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of Syntroleum common stock, present, either in person or by proxy, and entitled to vote at the special meeting. Each outstanding share of common stock entitles the holder thereof to one vote. Therefore, your vote is very important.

If you do not either submit your proxy, instruct your broker how to vote your shares or vote in person at the special meeting, it will have the same effect as a vote against approval of the asset purchase agreement and the asset sale, the plan of dissolution and the name change proposals, and will have no effect on the adjournment proposal. If the asset sale is not completed, whether due to the failure of Syntroleum’s stockholders to approve the asset sale proposal or any other reason, and Syntroleum is unable on a timely basis to identify an alternative source of working capital or enter into an alternative business combination transaction, Syntroleum may be required to seek protection under the U.S. Bankruptcy Code or similar relief.

To ensure your representation at the special meeting and the presence of a quorum at the special meeting, whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it to Syntroleum without delay in the postage-paid envelope enclosed for your convenience or submit your proxy by telephone or the Internet as provided on the proxy card. If a quorum is not reached, Syntroleum’s proxy solicitation costs are likely to increase. Should you receive more than one proxy card because your shares are registered in different names and/or addresses, each proxy card should be signed, dated and returned to ensure that all of your shares will be voted. If you are present at the special meeting or any adjournments or postponements of the special meeting, you may revoke your proxy and vote personally on the matters properly brought before the special meeting. Your shares will be voted at the special meeting in accordance with your proxy.

By Order of the Board of Directors,

Tulsa, Oklahoma	Karen L. Power
[*]	Principal Financial Officer

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE

VOTE BY (1) TELEPHONE, (2) USING THE INTERNET OR (3) COMPLETING AND PROMPTLY

RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED.

i

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Renewable Energy Group, Inc. (“REG”) from documents that it has filed with the Securities and Exchange Commission but that have not been included in or delivered with this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see “Where You Can Find More Information” beginning on page 150 of this proxy statement/prospectus.

REG will provide you with copies of such documents (excluding all exhibits unless REG has specifically incorporated by reference an exhibit into this proxy statement/prospectus), without charge, upon written request to:

Renewable Energy Group, Inc.

416 South Bell Avenue

Ames, Iowa 50010

Attention: Investor Relations

In order for you to receive timely delivery of the documents in advance of the special meeting, REG should receive your request no later than [*].

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the United States Securities and Exchange Commission (the “SEC”) by REG, constitutes a prospectus of REG under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of REG common stock to be issued to Syntroleum pursuant to the asset purchase agreement. This document also constitutes a proxy statement of Syntroleum under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of Syntroleum stockholders, at which meeting Syntroleum stockholders will be asked to vote upon the asset sale proposal, the plan of dissolution proposal, the name change proposal and the adjournment proposal.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Syntroleum stockholders nor the issuance by REG of its common stock in connection with the asset sale will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding REG has been provided by REG and information contained in this proxy statement/prospectus regarding Syntroleum has been provided by Syntroleum.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

ii

QUESTIONS AND ANSWERS ABOUT THE ASSET SALE, THE PLAN OF DISSOLUTION, THE NAME CHANGE AND THE ADJOURNMENT PROPOSALS AND THE SPECIAL MEETING

The following are some questions that you, as a stockholder of Syntroleum, may have regarding the asset sale, the plan of dissolution, the name change and the adjournment proposals and the special meeting, and brief answers to those questions. Syntroleum urges you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you with respect to the proposals being considered at the special meeting. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this proxy statement/prospectus.

Q.	Why am I receiving this proxy statement/prospectus?

A.	REG has agreed to acquire substantially all of the assets of Syntroleum under the terms of the asset purchase agreement that is described in this proxy statement/prospectus. Following the completion of the asset sale, Syntroleum intends promptly to wind-up its affairs and distribute any remaining assets to Syntroleum stockholders in accordance with a plan of dissolution. In order to complete the asset sale and the liquidation and dissolution of Syntroleum pursuant to the plan of dissolution, Syntroleum stockholders must approve the asset sale, plan of dissolution and name change proposals. Syntroleum will hold a special meeting of its stockholders in order to obtain this approval.

Please see “Proposal One—The Asset Sale Proposal” beginning on page 63 of this proxy statement/prospectus, “Proposal Two—The Plan of Dissolution Proposal” beginning on page 105 of this proxy statement/prospectus and “Proposal Three—The Name Change Proposal” beginning on page 112 of this proxy statement/prospectus. Copies of the asset purchase agreement and plan of dissolution are attached to this proxy statement/prospectus as Annex A and Annex B, respectively.

Your vote is very important. If you do not either submit your proxy or instruct your broker how to vote your shares or vote in person at the special meeting, it will have the effect as a vote against approval of the asset sale, plan of dissolution and name change proposals.

Syntroleum encourages you to vote as soon as possible. The enclosed voting materials allow you to vote your Syntroleum shares without attending the special meeting in person. For more specific information on how to vote, please see the questions and answers below.

Q.	Why did Syntroleum enter into the asset purchase agreement?

A.	After due consideration of all other alternatives reasonably available to Syntroleum, Syntroleum’s board of directors concluded that the consummation of the transactions contemplated by the asset purchase agreement will result in the most favorable outcome for Syntroleum stockholders. For more information, see “Proposal One—The Asset Sale Proposal—Recommendation of the Syntroleum Board of Directors and Syntroleum’s Reasons for the Asset Sale” beginning on page 70 of this proxy statement/prospectus.

Q.	Who is the buyer?

A.	The buyer is REG Synthetic, a wholly owned subsidiary of REG. REG Synthetic has not engaged in any activity and has been organized for the purpose of acquiring substantially all of Syntroleum’s assets pursuant to the asset sale and has not engaged in any other business activity. REG, the parent company of REG Synthetic, is the largest producer of biodiesel in the United States based on gallons produced. REG’s common stock is traded on the NASDAQ Global Select Market under the symbol REGI.

Q.	What is the purchase price for Syntroleum’s assets?

A.

As consideration for the asset sale, Syntroleum will receive a number of shares of REG common stock equal to 3,796,000, adjusted downward (based on the value of REG common stock at closing, as calculated under the asset purchase agreement) to the extent that the amount of aggregate cash transferred to REG Synthetic at closing is less than $3,200,000; provided, that if the per share value of REG’s common stock at closing (as calculated under the asset purchase agreement) is equal to or greater than $12.91, then the number of shares of REG common stock will be equal to (A) $49,000,000, divided by (B) the REG common stock value at closing (as calculated under the asset purchase agreement). The closing stock price per share of REG common stock on the NASDAQ Global Select Market on January 8, 2014 was $10.90 per share.

Q.	What will Syntroleum do with the REG common stock it receives in connection with the asset sale?

A.	Syntroleum currently estimates that the cash it will retain following the asset sale will be sufficient to pay its expenses and satisfy its known retained liabilities and obligations and that all of the REG common stock to be received by Syntroleum in the asset sale will ultimately be available for distribution to the holders of Syntroleum common stock. If all of the REG common stock is ultimately distributed and there is no adjustment to the number of REG shares, Syntroleum stockholders would receive approximately 0.3809 shares of REG common stock per share of Syntroleum common stock; however, Syntroleum is unable at this time to predict the exact amount, nature and timing of any distributions to its stockholders. Following the closing of the asset sale, Syntroleum’s assets will primarily consist of the shares of REG common stock received as consideration for the asset sale and a cash reserve equal to the lesser of $5,300,000 and the amount of cash on hand at Syntroleum as of the closing of the transactions under the asset purchase agreement. Even though Syntroleum currently expects the cash reserve to be sufficient to pay, or provide for the payment of, all of Syntroleum’s known retained liabilities and obligations, it is possible that, in the course of the liquidiation and dissolution process, unanticipated expenses and contingent liabilities will arise. If such liabilities exceed the cash reserve, Syntroleum will be required to sell a portion or all of the REG common stock received in the asset sale to satisfy its obligations before its dissolution, thereby reducing, and perhaps eliminating, the assets available for distribution to Syntroleum stockholders. The cash Syntroleum will retain following closing of the asset sale will be used to satisfy its current and future obligations, including without limitation salaries of continuing employees; severance payments; legal, accounting, financial or other advisors fees; and insurance premiums and fees incurred in connection with Syntroleum’s liquidation and dissolution.

For a more detailed description of Syntroleum’s liabilities and obligations to be satisfied following the completion of the asset sale, see “Proposal Two—The Plan of Dissolution Proposal” beginning on page 105 of this proxy statement/prospectus.

Q.	What assets are being sold by Syntroleum?

A.	Syntroleum proposes to sell substantially all of its assets other than those specifically excluded under the terms of the asset purchase agreement. The assets to be sold include Syntroleum’s patents and other intellectual property rights; its 50% ownership interest in Dynamic Fuels, LLC (“Dynamic Fuels”); the rights under substantially all of its contracts; all of its cash in excess of a cash reserve equal to $5,300,000; Syntroleum’s accounts receivable and other current assets; and all of its tangible personal property. The assets excluded from the asset sale include: all contracts relating to employees such as employment agreements, benefit plans and stock option agreements; insurance policies; indemnification agreements; outstanding securities; and ownership interests in certain of Syntroleum’s subsidiaries.

Q.	What liabilities will be assumed by REG Synthetic?

A.	In connection with the asset sale, REG Synthetic will assume substantially all liabilities of Syntroleum, except for specifically identified liabilities, which include liabilities with respect to assumed contracts; certain warrant agreements; and accounts payable.

Q.	What liabilities will not be assumed by REG Synthetic?

A.

While in connection with the asset sale, REG Synthetic will assume substantially all liabilities of Syntroleum, REG Synthetic will not assume liabilities arising or resulting from the following: (i) events that occur after the asset sale, including in connection with Syntroleum’s liquidation and dissolution or any distribution to Syntroleum stockholders; (ii) contracts excluded in the asset purchase agreement, including but not limited to, certain warrants and warrant agreements, stock option agreements, severance agreements, benefit plans, and insurance and indemnity agreements; (iii) the asset purchase agreement; (iv) liabilities related to employees, directors or consultants of Syntroleum; (v) obligations to legal, accounting, financial or other advisors in connection with the transactions contemplated by the asset purchase agreement; (vi) tax liabilities; and (vii) liabilities with respect to the subsidiaries of Syntroleum that are not being acquired pursuant to the asset purchase agreement, which subsidiaries include Syntroleum International Corporation (“Syntroleum International”) and Scout Development Corporation (“Scout”).

Q.	When do REG and Syntroleum expect the asset sale to be completed?

A.	REG and Syntroleum are working to complete the asset sale as soon as practicable and currently expect that the asset sale will be completed promptly following the receipt of stockholder approval of the asset sale proposal at the special meeting. However, neither REG nor Syntroleum can predict the exact timing of the completion of the asset sale because it is subject to other conditions to closing.

Q.	What will happen if the asset sale is not approved?

A.	As previously publicly disclosed, Syntroleum has incurred recurring operating losses and continues to have working capital funding obligations to Dynamic Fuels, notwithstanding the non-operational status of Dynamic Fuel’s renewable diesel production facility located in Geismar, Louisiana, which is referred to herein as the Geismar Facility. If the asset sale or another similar transaction is not approved and consummated on a timely basis, the Geismar Facility does not return to operational status on a timely basis, and/or Syntroleum does not obtain substantial new debt or equity financing on a timely basis, Syntroleum would not likely have sufficient resources to continue operations and may be required to seek protection under the U.S. Bankruptcy Code or similar relief. In such an event, it is possible that there would not be significant assets, or any assets, available for distribution to Syntroleum’s stockholders.

Q.	What will happen under the plan of dissolution?

A.	Under the plan of dissolution, Syntroleum will file a certificate of dissolution with the Secretary of State of the State of Delaware, Syntroleum’s jurisdiction of incorporation, to dissolve Syntroleum as a legal entity following the satisfaction of its outstanding liabilities. The Syntroleum board of directors, in its sole discretion, will determine the timing for this filing. Upon receipt of approval from the Delaware Court of Chancery of the amount of reserves Syntroleum is required to hold upon payment or provision for its claims, including provision of amounts reasonably likely to be sufficient to satisfy pending and outstanding claims, Syntroleum expects it will begin to distribute its remaining assets, if any, to Syntroleum stockholders. A final distribution to holders of Syntroleum common stock will likely not be made until more than three years after Syntroleum files the certificate of dissolution with the Secretary of State of the State of Delaware.

Q.	If the asset sale and plan of dissolution proposals are approved and the asset sale is consummated on the terms contained in the asset purchase agreement, what does Syntroleum estimate that the holders of Syntroleum common stock will receive?

A.

The number of shares of REG common stock and amount of cash or other property that may ultimately be distributed to the holders of Syntroleum common stock is not yet known, and there can be no assurance that Syntroleum will be able to make any distribution to the holders of its common stock. Syntroleum currently estimates that all of the shares of REG common stock to be received by it in the asset sale will ultimately be available for distribution to the holders of Syntroleum common stock. However, there are many factors that may affect the amounts available for distribution to holders of Syntroleum common stock including, among other things, the proceeds Syntroleum may receive if it sells the shares of REG common stock, the amount of taxes, employee costs (including severance payments), transaction fees, and brokerage fees, expenses relating to the dissolution, and unanticipated or contingent liabilities arising hereafter. No assurance can be given as to the amounts holders of Syntroleum common stock will ultimately receive. If Syntroleum has underestimated its existing obligations and liabilities or if unanticipated or contingent liabilities arise, the amount ultimately distributed to the holders of Syntroleum common stock could be less than that set forth above.

Q.	What vote of Syntroleum stockholders is required to approve the asset sale and the plan of dissolution proposals?

A.	Approval of each of the asset sale proposal and the plan of dissolution proposal requires the affirmative vote of a majority of the outstanding shares of Syntroleum common stock.

Q.	How does the Syntroleum board of directors recommend that Syntroleum stockholders vote on the asset sale and the plan of dissolution proposals?

A.	Syntroleum’s board of directors recommends that Syntroleum stockholders vote FOR the asset sale proposal and FOR the plan of dissolution proposal. Syntroleum’s board of directors has determined that the asset purchase agreement and asset sale are expedient, fair to, and in the best interests, of Syntroleum and its stockholders and it has determined that the plan of dissolution is advisable and in the best interests of Syntroleum and its stockholders. Accordingly, the Syntroleum board of directors has approved the asset purchase agreement, the asset sale and the plan of dissolution. For a more complete description of the recommendation of the Syntroleum board of directors, see “Special Meeting of the Stockholders of Syntroleum” beginning on page 60 of this proxy statement/prospectus, “Proposal One—The Asset Sale Proposal—Recommendation of the Syntroleum Board of Directors and Syntroleum’s Reasons for the Asset Sale” beginning on page 70 of this proxy statement/prospectus, and “Proposal Two—The Plan of Dissolution Proposal” beginning on page 105 of this proxy statement/prospectus.

Q.	Do Syntroleum’s directors and officers have any interest in the asset sale?

A.	The interests of Syntroleum’s directors and officers in the asset sale are generally aligned with the interests of Syntroleum’s stockholders. However, in considering the asset sale proposal, Syntroleum’s stockholders should be aware that, as a condition to the closing of the asset sale, certain officers of Syntroleum intend to accept employment with REG Synthetic, including Edward G. Roth, Syntroleum’s Chief Executive Officer. Further, in connection with their termination as employees of Syntroleum upon the closing of the asset sale, certain officers of Syntroleum will receive severance benefits pursuant to historical agreements with Syntroleum, including payments of $900,000 to Mr. Roth and $48,125 to Karen L. Power, Syntroleum’s Principal Financial Officer. Syntroleum’s directors and executive officers will also retain the right to continued indemnification and insurance coverage for acts or omissions occurring prior to the asset sale.

Q.	Are there any risks related to the asset sale or the plan of dissolution?

A.	Yes. You should carefully review the section entitled “Risk Factors” beginning on page 24 of this proxy statement/prospectus.

Q.	What are the United States federal income tax consequences of the asset sale and the plan of dissolution?

A.

The asset sale and intended subsequent liquidation and dissolution of Syntroleum pursuant to the plan of dissolution are intended to constitute a tax-free “reorganization” within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the “Code”). Subject to the limitations and qualifications described in this proxy statement/prospectus, in the event the asset sale and liquidation and dissolution constitutes a tax-free “reorganization” within the meaning of Section 368(a)(1)(C) of the Code, the material federal income tax consequences would be as follows:

•	holders of Syntroleum common stock would not recognize gain or loss upon their receipt or deemed receipt of REG common stock in exchange for Syntroleum common stock in connection with Syntroleum’s liquidation and dissolution except that gain (but not loss) would be recognized to the extent of the cash and the fair market value of property (other than REG common stock) received in exchange for Syntroleum common stock;

•	Syntroleum stockholders receiving cash or other non-stock property in addition to REG common stock in connection with Syntroleum’s liquidation and dissolution would recognize gain (but not loss) equal to the lesser of (i) the amount of cash plus the fair market value of property (other than REG common stock) received or (ii) the gain realized as a result of the liquidation and dissolution (i.e., the fair market value of the REG common stock and all other property (including cash) received by such stockholder less such stockholder’s tax basis in the Syntroleum common stock surrendered);

•	generally, the aggregate tax basis of the REG common stock received by a Syntroleum stockholder in connection with Syntroleum’s liquidation and dissolution would be the same as such stockholder’s aggregate tax basis of the Syntroleum common stock surrendered in exchange therefor, increased by any gain recognized in the exchange and decreased by the amount of cash and the fair market value of property (other than REG common stock) received; and

•	the holding period of the REG common stock received by Syntroleum stockholders in connection with Syntroleum’s liquidation and dissolution would include the holding period of the Syntroleum common stock surrendered in the exchange, provided that the Syntroleum shares surrendered were held as a capital asset.

SYNTROLEUM STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN RESPECTIVE TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF SUCH TRANSACTIONS.

You are urged to read the discussion in the section entitled “Certain Material United States Federal Income Tax Consequences to Syntroleum Stockholders” beginning on page 116 of this proxy statement/prospectus and to consult your tax advisor as to the United States federal income tax consequences of the asset sale and the dissolution, as well as the effects of state, local and foreign tax laws. The section entitled “Certain Material United States Federal Income Tax Consequences to Syntroleum Stockholders” also contains a discussion of the tax consequences to Syntroleum and its stockholders in the event that the asset sale and intended subsequent liquidation and dissolution of Syntroleum pursuant to the plan of dissolution do not constitute a tax-free “reorganization” within the meaning of Section 368(a)(1)(C) of the Code due to a failure to satisfy the requirements thereof.

Q.	Is the dissolution of Syntroleum, as contemplated in the plan of dissolution, conditional upon the completion of the asset sale to REG?

A.	Yes. Syntroleum does not intend to liquidate and dissolve unless it first sells substantially all of its assets in the asset sale.

Q.	What will happen if the asset sale proposal is approved and the plan of dissolution proposal is not approved?

A.

If Syntroleum stockholders approve the asset sale and do not approve the plan of dissolution, Syntroleum will still complete the asset sale to REG Synthetic, assuming the other closing conditions are met. In that case, Syntroleum will have transferred substantially all of its operating assets to REG Synthetic and will not have any assets to support ongoing operating activity. Instead of making a distribution to stockholders pursuant to the plan of dissolution, Syntroleum would use its assets to pay off its liabilities and then use its remaining assets to pay ongoing operating expenses. Syntroleum does not intend to invest in another operating business following the closing of the asset sale.

Q.	Am I entitled to appraisal rights or dissenters’ rights in connection with the asset sale or the plan of dissolution proposals?

A.	No. As a Syntroleum stockholder, you will not be eligible for appraisal rights or dissenters’ rights in connection with the asset sale or plan of dissolution, even if you abstain from voting or vote against the asset sale or the plan of dissolution proposals.

Q.	Will I still be able to sell my shares of Syntroleum common stock following the closing of the asset sale?

A.	Yes. Although no assurance can be given that Syntroleum common stock will continue to be listed on the NASDAQ Capital Market or that there will be an active and liquid trading market for Syntroleum common stock, you will be able to sell your shares of Syntroleum common stock until Syntroleum files its certificate of dissolution. If the plan of dissolution proposal is approved by Syntroleum stockholders, Syntroleum’s board of directors will then decide when to file the certificate of dissolution with the Secretary of State of the State of Delaware. From and after the end of trading on the date Syntroleum files the certificate of dissolution with the Secretary of State of the State of Delaware, Syntroleum will close its stock transfer books and discontinue recording transfers of shares of Syntroleum common stock. Thereafter, certificates representing shares of Syntroleum common stock will not be assignable or transferable on Syntroleum’s books. Syntroleum intends to make a public announcement of the anticipated filing date of the certificate of dissolution at least three business days in advance of the filing.

Q.	Am I being asked to vote on anything else?

A.	Yes. Syntroleum’s board of directors is asking you to approve an amendment to Syntroleum’s certificate of incorporation to change Syntroleum’s name to Sooner Holdings, Inc. following the completion of the asset sale. Syntroleum’s board of directors is also asking you to authorize it to adjourn or postpone the special meeting to a date not later than [*] if the shares of Syntroleum common stock voting in favor of approval of the asset sale proposal, the plan of dissolution proposal and/or the name change proposal are insufficient to approve the asset sale, plan of dissolution or name change proposals, as applicable. Further, Syntroleum’s board of directors is asking you to approve, on a non-binding advisory basis, the compensation that certain executive officers of Syntroleum may receive in connection with the asset sale pursuant to existing agreements or arrangements with Syntroleum. Syntroleum’s board of directors recommends that you vote FOR the name change proposal, FOR the adjournment proposal and FOR the Syntroleum compensation proposal.

Q.	Why is Syntroleum proposing to change its name?

A.	Under the asset purchase agreement, Syntroleum is selling all of its intellectual property, including its trademarks, which includes the name “Syntroleum.” Under Delaware law, Syntroleum must seek stockholder approval in order to change Syntroleum’s name in its certificate of incorporation. If the asset sale proposal is approved by Syntroleum’s stockholders, but the name change proposal is not approved by Syntroleum’s stockholders, Syntroleum will be in breach of the asset purchase agreement and the asset sale may not be consummated.

Q.	Why is Syntroleum seeking your vote on the adjournment proposal?

A.

Adjourning or postponing the special meeting to a later date will give Syntroleum additional time to solicit proxies to vote in favor of approval of the asset sale, the plan of dissolution or the name change proposals.

Consequently, Syntroleum is seeking your approval of the adjournment proposal to ensure that, if necessary, Syntroleum will have enough time to solicit the required votes for the asset sale, plan of dissolution and name change proposals.

Q.	What vote of Syntroleum stockholders is required to approve the name change proposal, the adjournment proposal, and the Syntroleum compensation proposal?

A.	The name change proposal requires the affirmative vote of holders of a majority of the outstanding shares of Syntroleum common stock. The adjournment proposal and the Syntroleum compensation proposal each require the affirmative vote of the holders of a majority of the outstanding shares of Syntroleum common stock, present, either in person or by proxy, and entitled to vote at the special meeting.

Q.	When and where will the special meeting be held?

A.	The special meeting will be held at the offices of Foley & Lardner LLP, 111 Huntington Avenue, Boston, Massachusetts 02199, on [*], at 10:00 a.m. Eastern Time.

Q.	Who is entitled to notice of and to vote at the special meeting?

A.	Only holders of record of Syntroleum common stock outstanding as of the close of business on [*], which is referred to as the record date, are entitled to notice of and vote at the special meeting. As of the close of business on the record date, there were [*] shares of Syntroleum common stock outstanding and entitled to vote at the special meeting.

Q.	What do I need to do now in order to vote on the proposals being considered at the special meeting?

A.	You should carefully read and consider the information contained in this proxy statement/prospectus and you may vote by proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed, postage-paid envelope, by submitting a proxy over the Internet or by telephone following the instructions on the enclosed proxy card. If you sign, date and mail your proxy card without identifying how you want to vote, your proxy will be voted FOR the asset sale proposal, FOR the plan of dissolution proposal, FOR the name change proposal, FOR the adjournment proposal and FOR the Syntroleum compensation proposal.

You may also vote by appearing at the special meeting and voting in person. If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Whether or not you plan to attend the special meeting, you should submit your proxy card or voting instruction form as described in this proxy statement/prospectus.

Q.	If my Syntroleum shares are held in “street name” by my broker, will the broker vote the shares on my behalf?

A.	If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by your broker, bank or other nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote and you are also invited to attend the special meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the special meeting, unless you request a proxy from your broker, bank or other nominee. Your broker, bank or other nominee has enclosed a voting instruction card for you to use in directing the broker, bank or other nominee regarding how to vote your shares.

Brokers who hold shares in street name for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approval of non-routine matters, such as the approval of the asset sale proposal, the plan of dissolution proposal and the name change proposal and, as a result, absent specific instructions from the beneficial owner of such shares, brokers will not vote those shares. This is referred to as a “broker non-vote.” Broker non-votes will be considered as “present” for purposes of determining a quorum, but are not considered as shares present with respect to the proposals. Broker non-votes will have the effect of a vote AGAINST the asset sale, plan of dissolution and name change proposals and will have no effect on the adjournment proposal or the Syntroleum compensation proposal. Your broker will send you information to instruct it on how to vote on your behalf. If you do not receive a voting instruction card from your broker, please contact your broker promptly to obtain the voting instruction card. Your vote is important to the success of the proposals. Syntroleum encourages all of its stockholders whose shares are held in street name to provide their brokers with instructions on how to vote. See “Special Meeting of the Stockholders of Syntroleum—Abstentions; Broker Non-Votes” beginning on page 61 of this proxy statement/prospectus.

Q.	What will happen if I abstain from voting or fail to vote?

A.	Your abstention will have the same effect as a vote AGAINST the approval of the asset sale, the plan of dissolution and the name change proposals and will have no effect on the adjournment proposal or the Syntroleum compensation proposal. Failure to attend and vote at the special meeting or to submit your proxy using one of the available methods will have the same effect as a vote AGAINST the approval of the asset sale, the plan of dissolution and the name change proposals, will have no effect on the adjournment proposal or the Syntroleum compensation proposal, and will result in your shares not being considered as “present” for purposes of determining a quorum.

Q.	Can I change my vote after I have delivered my proxy?

A.	Yes. If you are a holder of record, you can change your vote at any time before your proxy is voted at the special meeting by:

•	delivering a signed written notice of revocation to the Corporate Secretary of Syntroleum;

•	signing and delivering a new, valid proxy bearing a later date; or

•	submitting another proxy by telephone or the Internet (your latest telephone or Internet voting instructions will be followed); or attending the special meeting and voting in person, although your attendance alone will not revoke your proxy.

If your shares are held in “street name,” you must contact your broker, bank or other nominee to change your vote.

Q.	Who will count the votes cast at the special meeting?

A.	Broadridge Financial Solutions, Inc. (“Broadridge”) has been engaged as Syntroleum’s independent agent to tabulate stockholder votes. If you are a stockholder of record, and you choose to vote over the Internet or by phone, Broadridge will access and tabulate your vote electronically, and if you have requested, and received proxy materials via mail and choose to sign and mail your proxy card, your executed proxy card is returned directly to Broadridge for tabulation. If you hold your shares through a broker, your broker (or its agent for tabulating votes of shares held in “street name”) returns one proxy card to Broadridge on behalf of all its clients.

Q.	Who is paying for this proxy solicitation?

A.

Syntroleum will pay for the entire cost of soliciting proxies. In addition to mailed proxy materials, directors, officers and employees of Syntroleum and REG may also solicit proxies in person, by phone or by other means of communication. Directors, officers and employees of Syntroleum and REG will not be paid any additional compensation for soliciting proxies. Syntroleum has also hired [*] to assist in the proxy solicitation process. [*] will be paid a fee of $[*] plus disbursements. Syntroleum may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Q.	What is the quorum requirement?

A.	A quorum of Syntroleum stockholders is necessary to hold a valid meeting. A quorum will be present if the holders of a majority in voting power of the shares of Syntroleum common stock issued and outstanding and entitled to vote are present or represented by proxy at the special meeting. On the record date, there were [*] shares of Syntroleum common stock outstanding and entitled to vote. Accordingly, [*] shares of Syntroleum common stock must be represented by stockholders present at the special meeting or by proxy to have a quorum.

Q.	What should I do if I receive more than one set of voting materials for the special meeting?

A.	You may receive more than one set of voting materials for the special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card and voting instruction form. For each and every proxy card and voting instruction form that you receive, please vote as soon as possible using one of the following methods:

•	by telephone by calling the toll free number as instructed on the enclosed proxy card;

•	by using the Internet as instructed on the enclosed proxy card; or

•	by mail by completing, signing, dating and returning the enclosed proxy card in the postage-prepaid envelope enclosed for that purpose.

Q.	What should I do if only one set of voting materials for the special meeting are sent and there are multiple Syntroleum stockholders in my household?

A.	Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement/prospectus may have been sent to multiple stockholders in your household. Syntroleum will promptly deliver a separate copy of this document to you if you contact Syntroleum at 5416 S. Yale Avenue, Suite 400, Tulsa, Oklahoma 74135, Attn: Investor Relations.

Q.	How can I find out the results of the voting at the special meeting?

A.	Voting results will be announced by the filing of a Current Report on Form 8-K within four business days after the special meeting. If final voting results are unavailable at that time, Syntroleum will file an amended Current Report on Form 8-K within four business days of the day the final results are available.

Q.	Who can help answer my questions?

A.	If you have any questions about the asset sale, the plan of dissolution, the name change or the adjournment proposals, how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact: Syntroleum or its proxy solicitor [*].

Syntroleum Corporation 5416 S. Yale Avenue, Suite 400 Tulsa, Oklahoma 74135 (918) 592-7900 Attention: Investor Relations	[*] [*] [*]

SUMMARY

The following is a summary that highlights information contained in this proxy statement/prospectus. This summary may not contain all of the information that may be important to you. For a more complete description of the asset purchase agreement, the asset sale contemplated by the asset purchase agreement, the plan of dissolution and the name change proposal, Syntroleum and REG encourage you to read carefully this entire proxy statement/prospectus, including the attached annexes. In addition, Syntroleum and REG encourage you to read the information incorporated by reference into this proxy statement/prospectus, which includes important business and financial information about REG that has been filed with the SEC. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 150 of this proxy statement/prospectus.

The Parties to the Asset Purchase Agreement

Renewable Energy Group, Inc.

416 South Bell Avenue

Ames, Iowa 50010

(515) 239-8000

REG is the largest producer of biodiesel in the United States and has been a leader in the biodiesel industry since 1996. REG operates eight active biodiesel production facilities with aggregate nameplate production capacity of 257 million gallons per year, or mmgy. REG produces biodiesel primarily from lower cost feedstocks, such as inedible corn oil, used cooking oil and inedible animal fat. A small portion of REG’s biodiesel is produced using virgin vegetable oils, such as soybean oil. REG owns the following biodiesel production facilities with the specified nameplate capacities: a 12 mmgy facility in Ralston, Iowa; a 35 mmgy facility near Houston, Texas; a 45 mmgy facility in Danville, Illinois; a 30 mmgy facility in Newton, Iowa; a 60 mmgy facility in Seneca, Illinois; a 30 mmgy biodiesel production facility near Albert Lea, Minnesota; a 15 mmgy facility in New Boston, Texas; and a 30 mmgy facility in Mason City, Iowa which was idle at the time REG purchased it in July 2013. REG completed repairs to the New Boston facility and started producing biodiesel at this facility in June 2013. REG completed repairs to the Mason City facility and started producing biodiesel at the facility in October 2013.

For the three and nine months ended September 30, 2013, REG sold 78 million and 186 million gallons, respectively, of biodiesel, including 17 million and 30 million gallons, respectively, that it purchased from third parties and resold. During 2012, REG sold a total of 188 million gallons of biodiesel, including 25 million gallons it purchased from third parties and resold.

REG owns four partially completed biodiesel production facilities. In 2007, REG began construction of two 60 mmgy nameplate production capacity facilities, one near New Orleans, Louisiana and the other in Emporia, Kansas. In February 2008, REG halted construction of these facilities as a result of conditions in the biodiesel industry and its inability to obtain financing necessary to complete construction of the facilities. Construction of the New Orleans facility is approximately 45% complete and construction of the Emporia facility is approximately 20% complete. Further, during the third quarter of 2010, REG acquired a 15 mmgy nameplate biodiesel production capacity facility in Clovis, New Mexico which is approximately 50% complete. Currently, the Clovis facility is being operated as a terminal. In November 2012, REG completed its acquisition of Bulldog Biodiesel, LLC, a 15 mmgy facility near Atlanta, Georgia, that was idled at the time REG purchased it and will remain so until certain repairs or upgrades are made. REG plans to complete construction of these facilities as financing becomes available, subject to market conditions.

REG Synthetic Fuels, LLC

c/o Renewable Energy Group, Inc.

416 South Bell Avenue

Ames, Iowa 50010

(515) 239-8000

REG Synthetic is a wholly-owned subsidiary of REG. REG Synthetic has not engaged in any activity and has been organized for the purpose of acquiring substantially all of Syntroleum’s assets pursuant to the asset sale.

Syntroleum Corporation

5416 S. Yale Avenue, Suite 400

Tulsa, Oklahoma 74135

(918)592-7900

Syntroleum is engaged in the commercialization of its proprietary solutions to produce synthetic liquid hydrocarbons. Syntroleum owns the Syntroleum® process for Fischer-Tropsch (“FT”) conversion of synthesis gas into liquid hydrocarbons, the Synfining® process for upgrading FT liquid hydrocarbons into refined petroleum products, the Bio-Synfining® technology for converting renewable feedstocks into drop-in fuels and a 50% interest in Dynamic Fuels LLC, which owns the 75mm gallon per year Geismar, Louisiana renewable fuels plant using Bio-Synfining® technology.

The Asset Sale (see page 63)

REG and Syntroleum agreed to the acquisition by REG Synthetic of substantially all of the assets of Syntroleum under the terms of the asset purchase agreement that is described in this proxy statement/prospectus. Pursuant to the asset purchase agreement, REG Synthetic will acquire substantially all of the assets, and assume substantially all of the liabilities, of Syntroleum. However, REG Synthetic will not assume liabilities arising or resulting from the following: (i) events that occur after the asset sale, including in connection with Syntroleum’s liquidation and dissolution or any distribution to Syntroleum stockholders; (ii) contracts excluded in the asset purchase agreement, including but not limited to, certain warrants and warrant agreements, stock option agreements, severance agreements, benefit plans, and insurance and indemnity agreements; (iii) the asset purchase agreement; (iv) liabilities related to employees, directors or consultants of Syntroleum; (v) obligations to legal, accounting, financial or other advisors in connection with the transactions contemplated by the asset purchase agreement; (vi) certain tax liabilities; and (vii) liabilities with respect to the subsidiaries of Syntroleum that are not being acquired pursuant to the asset purchase agreement, which subsidiaries include Syntroleum International and Scout.

Syntroleum will remain in existence after the closing of the asset sale and its shares will continue to be traded on the NASDAQ Capital Market (to the extent that Syntroleum continues to meet the continued listing standards of the NASDAQ Capital Market) until it files a certificate of dissolution with the Secretary of State of the State of Delaware. Throughout this proxy statement/prospectus, REG’s acquisition of substantially all of the assets and assumption of substantially all of the liabilities of Syntroleum pursuant to the asset purchase agreement is referred to as the asset sale. The asset purchase agreement is attached as Annex A to this proxy statement/prospectus. You are encouraged to read carefully the asset purchase agreement in its entirety because it is the legal document that governs the asset sale.

As consideration for the asset sale, Syntroleum will receive a number of shares of REG common stock equal to 3,796,000 minus a number of shares of REG common stock equal to (i) the difference between $3,200,000 and the aggregate cash transferred to REG Synthetic at closing, to the extent that such difference results in a positive number, divided by (ii) the average of the last reported sale price per share of REG Common Stock on the NASDAQ Global Select Market for the 20 consecutive trading days ending on the third day prior to the date of the closing; provided, that if the average last reported sale price per share of REG’s common stock for the 20 consecutive trading days ending on the third day prior to the date of the closing is equal to or greater than $12.91, then the number of shares of REG common stock to be paid to Syntroleum as consideration for the asset sale will be equal to (A) $49,000,000, divided by (B) the average last reported sale price per share of REG’s common stock for the 20 consecutive trading days ending on the third day prior to the date of the closing. The closing stock price per share of REG common stock on the NASDAQ Global Select Market on January 8, 2014 was $10.90 per share.

For a full description of the consideration to be paid in connection with the asset sale, see “The Asset Purchase Agreement—Consideration to be Received by Syntroleum” beginning on page 94 of this proxy statement/prospectus.

Plan of Dissolution (see page 105)

If the asset sale is completed and the plan of dissolution is approved by Syntroleum stockholders, following the asset sale, Syntroleum intends to file a certificate of dissolution with the Secretary of State of the State of Delaware, which will commence a formal process under which Syntroleum will give notice of its intention to dissolve, allow its creditors to come forward to make claims for amounts owed to them, reserve amounts for payment to its creditors (including amounts required to cover unknown or contingent liabilities), wind-up its affairs, and distribute its remaining assets to its stockholders. Syntroleum intends to seek the approval of the Delaware Court of Chancery in connection with establishing the proper form and amount of reserves to be held by Syntroleum in connection with the liquidation and dissolution. If Syntroleum’s board of directors determines that the dissolution process is expected to take longer than twelve months, the board of directors will have the ability to establish one or more liquidating trusts for the benefit of Syntroleum’s stockholders, subject to the claims of Syntroleum’s creditors or directly for the benefit of certain creditors, and may transfer Syntroleum’s assets to such trust or trusts within such time frame in order to comply with the requirements of Section 368(a)(1)(C) of the Code so that the asset sale and liquidation and dissolution can comply with the requirements for tax-free “reorganization” status.

Risk Factors (see page 24)

In evaluating the asset sale and plan of dissolution proposals, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 24 of this proxy statement/prospectus.

Syntroleum Stockholders’ Meeting; Vote Required (see page 60)

The special meeting of Syntroleum stockholders will be held on [*] at 10:00 a.m. Eastern Time, at the offices of Foley & Lardner LLP, 111 Huntington Avenue, Boston, Massachusetts 02199. At the special meeting, Syntroleum stockholders will be asked to approve the asset sale proposal, to approve the plan of dissolution proposal, to approve the name change proposal, to approve the adjournment proposal, and to approve the Syntroleum compensation proposal.

Only holders of record of Syntroleum common stock at the close of business on [*], the record date, are entitled to notice of and to vote at the special meeting.

Approval of each of the asset sale proposal, the plan of dissolution proposal and the name change proposal requires the affirmative vote of a majority of the holders of the shares of Syntroleum common stock outstanding on the record date.

Approval of each of the adjournment proposal and Syntroleum compensation proposal requires the affirmative vote of the holders of a majority of the shares of Syntroleum common stock, present, either in person or by proxy, and entitled to vote at the special meeting.

Recommendation of Syntroleum’s Board of Directors (see page 70)

Syntroleum’s board of directors has determined that the proposals are fair to and in the best interests of Syntroleum and its stockholders, and recommends that you vote FOR the asset sale proposal, FOR the plan of dissolution proposal, FOR the name change proposal, FOR the adjournment proposal and FOR the Syntroleum compensation proposal.

In considering the recommendation of the Syntroleum board of directors with respect to the asset sale, Syntroleum stockholders should be aware that certain executive officers and directors of Syntroleum have interests in the asset sale that may be different from, or in addition to, the interests of Syntroleum stockholders generally. These interests include the fact that (i) as a condition to the closing of the asset sale, certain officers of Syntroleum, including Edward G. Roth, Syntroleum’s Chief Executive Officer, intend to accept employment with REG Synthetic, (ii) in connection with their termination as employees of Syntroleum upon the closing of the asset sale, certain officers of Syntroleum will receive severance benefits pursuant to historical agreements with Syntroleum, including payments of $900,000 to Mr. Roth and $48,125 to Karen L. Power, Syntroleum’s Principal Financial Officer, and (iii) Syntroleum’s directors and executive officers will retain the right to continued indemnification and insurance coverage for acts or omissions occurring prior to the asset sale.

Syntroleum’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

Opinion of Syntroleum’s Financial Advisor (see page 73 and Annex D)

In connection with the asset sale, Syntroleum’s board of directors received a written opinion, dated December 16, 2013, of Syntroleum’s financial advisor, Piper Jaffray & Co. (“Piper Jaffray”), as to the fairness, from a financial point of view and as of the date of the opinion, to Syntroleum of the aggregate purchase price to be received by Syntroleum in the asset sale. The full text of Piper Jaffray’s written opinion, dated December 16, 2013, is attached to this proxy statement/prospectus as Annex D. The opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Piper Jaffray’s opinion was provided to the Syntroleum board of directors in connection with its evaluation of the aggregate purchase price to be received by Syntroleum in the asset sale from a financial point of view to Syntroleum. Piper Jaffray’s opinion does not address any other aspect of the asset sale or the liquidation and dissolution of Syntroleum. Neither Piper Jaffray’s opinion nor the summary of its opinion and the related analysis set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to any Syntroleum stockholder as to how such stockholder should vote or act with respect to any matters relating to the asset sale, the liquidation and dissolution of Syntroleum, or otherwise.

Ownership of REG Following the Asset Sale

As consideration for the asset sale, Syntroleum will receive a number of shares of REG common stock equal to 3,796,000 minus a number of shares of REG common stock equal to (i) the difference between $3,200,000 and the aggregate cash transferred to REG Synthetic at closing, to the extent that such difference results in a positive number, divided by (ii) the average of the last reported sale price per share of REG Common Stock on the NASDAQ Global Select Market for the 20 consecutive trading days ending on the third day prior to the date of the closing; provided, that if the average last reported sale price per share of REG’s common stock for the 20 consecutive trading days ending on the third day prior to the date of the closing is equal to or greater than $12.91, then the number of shares of REG common stock to be paid to Syntroleum as consideration for the asset sale will be equal to (A) $49,000,000, divided by (B) the average last reported sale price per share of REG’s common stock for the 20 consecutive trading days ending on the third day prior to the date of the closing. Assuming no adjustments, immediately following the closing of the asset sale, Syntroleum would own approximately [*]% of the outstanding shares of REG common stock (based on the number of REG shares outstanding as of [*] on a fully diluted basis).

Share Ownership of Syntroleum Directors and Executive Officers

As of the record date, the directors and executive officers of Syntroleum and their affiliates owned and were entitled to vote [*] shares of Syntroleum common stock, which represents approximately [*]% of the Syntroleum common stock outstanding on that date. Each of the directors and executive officers of Syntroleum and their affiliates intend to vote FOR each of the proposals described herein.

Conditions to Obligations to Complete the Asset Sale (see page 101)

A number of conditions must be satisfied before the asset sale can be completed. These include, among others:

•	the asset sale being approved by Syntroleum’s stockholders;

•	the receipt of any required regulatory approvals;

•	the absence of any law or order that makes the consummation of the asset sale illegal;

•	the absence of any instituted or pending action or proceeding by any governmental entity challenging or seeking to restrain or prohibit the consummation of the asset sale or any of the transactions contemplated by the asset purchase agreement;

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part;

•	the authorization for listing on the NASDAQ Global Select Market of the shares of REG common stock to be issued in the asset sale;

•	the delivery of assignment and transfer documents;

•	the continued accuracy, in all material respects, of the representations and warranties of the parties; and

•	the performance or compliance in all material respects of each party with all agreements and covenants contained in the asset purchase agreement and required to be performed or complied with at or before the closing.

The obligations of REG and REG Synthetic to complete the asset sale also include:

•	receipt of all consents, approvals, authorizations, qualification and orders of all governmental authorities and third parties;

•	the absence of material adverse changes with respect to Syntroleum since December 17, 2013, the date of the asset purchase agreement;

•	the absence of an actions or claims that would likely have a material adverse effect on the benefits expected to be realized by REG Synthetic from the asset sale;

•	the delivery of an employment agreement and acceptance of employment by Edward G. Roth with REG Synthetic; and

•	the acceptance of employment with REG Synthetic by not less than six engineers employed by Syntroleum as of the date of the asset purchase agreement, excluding those engineers assigned to Syntroleum’s “Sasol project”.

Each of REG, REG Synthetic and Syntroleum may waive the conditions to the performance of its respective obligations under the asset purchase agreement and complete the asset sale even though one or more of these conditions have not been met. Neither REG nor Syntroleum can give any assurance that all of the conditions to the asset sale will be either satisfied or waived or that the asset sale will occur.

Regulatory Matters (see page 91)

Neither REG nor Syntroleum is aware of any regulatory or governmental actions or approvals required to complete the asset sale. Syntroleum is not aware of any regulatory or governmental requirements that must be complied with or regulatory or governmental approvals that must be obtained in connection with the plan of dissolution, although Syntroleum intends to seek the approval of the Delaware Court of Chancery in connection with establishing the proper form and amount of reserves to be held by Syntroleum.

Syntroleum is Prohibited From Soliciting Other Offers (see page 98)

The asset purchase agreement contains detailed provisions that prohibit Syntroleum, its subsidiaries and their respective officers, directors and representatives from taking any action to solicit or engage in discussions or negotiations with any person or group with respect to an acquisition proposal, as defined in the asset purchase agreement, any proposal for the issuance by Syntroleum of over 20% of its equity securities, or any proposal or offer to acquire in any manner, directly or indirectly, over 20% of the equity securities or a substantial portion of the consolidated total assets of Syntroleum, in each case other than the transactions contemplated by the asset purchase agreement.

Syntroleum may, however, enter into discussions in response to an unsolicited written bona fide acquisition proposal by a third party that Syntroleum’s board of directors reasonably determines in good faith constitutes, or would reasonably be expected to result in, a superior proposal, as defined in the asset purchase agreement. However, Syntroleum is prohibited from entering into any agreement with respect to such superior proposal until the asset purchase agreement is terminated following the failure to obtain the required vote of Syntroleum stockholders at the special meeting. Moreover, Syntroleum is required by the asset purchase agreement to hold such a vote regardless of the existence of a superior proposal or any change in recommendation of the asset sale proposal by Syntroleum’s board of directors.

Termination of the Asset Purchase Agreement and Termination Fee (see page 102)

The asset purchase agreement specifies circumstances under which either REG or Syntroleum may terminate the agreement including, among others, the following:

•	mutual written consent of REG and Syntroleum;

•	the asset sale is not consummated by the date 150 days following the date on which the registration statement of which this proxy statement/prospectus forms a part is first filed with the SEC;

•	a governmental entity issues a final order, decree or ruling or takes any other final action permanently restraining, enjoining or otherwise prohibiting the asset sale;

•	Syntroleum’s stockholders do not approve the asset sale proposal at the special meeting; or

•	the other party breaches its representations and warranties under the asset purchase agreement or fails to perform its obligations under the asset purchase agreement, subject in each case to a thirty-day cure period.

Under circumstances specified in the asset purchase agreement, REG may terminate the asset purchase agreement if Syntroleum has willfully breached its obligation not to solicit another acquisition proposal or if Syntroleum fails to recommend approval of the asset sale to Syntroleum stockholders.

Syntroleum has agreed to pay to REG a termination fee of $5 million if:

•	the asset purchase agreement is terminated by REG because Syntroleum has willfully breached its obligation not to solicit another acquisition proposal or Syntroleum fails to recommend approval of the asset sale to Syntroleum stockholders; or

•	if (i) the asset purchase agreement is terminated because (A) the asset sale was not consummated by the date 150 days following the date on which the registration statement on Form S-4 is first filed with the SEC, (B) Syntroleum’s stockholders do not approve the asset sale, or (C) Syntroleum breaches its representations and warranties under the asset purchase agreement or fails to perform its obligations under the asset purchase agreement, (ii) a third-party acquisition proposal is publicly announced before the stockholder vote on the asset sale and (iii) Syntroleum enters into an agreement for or consummates an acquisition proposal within 12 months of such termination.

Certain Material United States Federal Income Tax Consequences to Syntroleum Stockholders (see page 116)

You are urged to read the discussion in the section entitled “Certain Material United States Federal Income Tax Consequences to Syntroleum Stockholders” beginning on page 116 of this proxy statement/prospectus and to consult your tax advisor as to the United States federal income tax consequences of the asset sale and the dissolution, as well as the effects of state, local and foreign tax laws.

Accounting Treatment (see page 91)

In accordance with accounting principles generally accepted in the United States, or GAAP, REG will account for the asset sale using the purchase method of accounting for business combinations.

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF REG

The following table sets forth REG’s selected consolidated historical financial and operating data, which should be read in conjunction with REG’s historical consolidated financial statements and notes thereto incorporated by reference in this proxy statement/prospectus. For a complete list of the documents incorporated by reference into this proxy statement/prospectus, please see “Where You Can Find More Information” beginning on page 150 of this proxy statement/prospectus. The selected consolidated historical financial and operating data as of September 30, 2013, and for the nine-month periods ended September 30, 2013 and 2012, have been derived from REG’s historical unaudited interim consolidated financial statements and notes thereto incorporated by reference in this proxy statement/prospectus. The selected consolidated historical financial data as of September 30, 2012, has been derived from REG’s historical unaudited consolidated financial statements and notes thereto not included or incorporated by reference in this proxy statement/prospectus. In the opinion of REG’s management, these historical unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation. The selected consolidated historical financial and operating data as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, have been derived from REG’s historical audited consolidated financial statements and notes thereto incorporated by reference in this proxy statement/prospectus. The selected consolidated historical financial and operating data as of December 31, 2010, 2009 and 2008, and for the years ended December 31, 2009 and 2008, have been derived from REG’s historical audited consolidated financial statements and notes thereto not included or incorporated by reference in this proxy statement/prospectus.

CONSOLIDATED STATEMENT OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Year Ended December 31,						Nine Months Ended September 30,
	2012	2011(1)	2010 (2)	2009	2008 (3)		2013	2012
Statement of Operations Data:
Revenues:
Biodiesel sales	$1,006,471	$757,987	$207,902	$109,027		$69,509	$859,058	$774,820
Biodiesel government incentives	8,326	65,822	7,240	19,465		6,564	248,385	8,070

Total Biodiesel	1,014,797	823,809	215,142	128,492		76,073	1,107,443	782,890
Services	237	222	1,313	3,009		9,379	104	196

Total revenues	1,015,034	824,031	216,455	131,501		85,452	1,107,547	783,086

Cost of goods sold:
Biodiesel	956,448	696,622	194,016	127,373		78,736	912,673	732,113
Services	263	198	807	1,177		4,470	149	199

Total costs of goods sold	956,711	696,820	194,823	128,550		83,206	912,822	732,312

Gross profit	58,323	127,211	21,632	2,951		2,246	194,725	50,774
Total operating expenses	42,422	34,479	29,681	24,144		24,208	33,556	33,878

Income (loss) from operations	15,901	92,732	(8,049)	(21,193)		(21,962)	161,169	16,896

Total other income (expense), net	7,812	(1,323)	(16,102)	(1,364)		(2,318)	(1,481)	9,183

Income (loss) before income tax benefit (expense) and income (loss) from equity investments	23,713	91,409	(24,151)	(22,557)		(24,280)	159,688	26,079
Income tax benefit (expense)	(1,454)	(2,982)	3,252	(45,212)		9,414	(3,452)	(3,669)
Income (loss) from equity investments	—	442	(689)	(1,089)		(1,013)	—	—

Net income (loss)	22,259	88,869	(21,588)	(68,858)		(15,879)	156,236	22,410

Less: Net (income) loss attributable to noncontrolling interests	—	—	—	7,953		2,788	—	—

Net income (loss) attributable to the Company	22,259	88,869	(21,588)	(60,905)		(13,091)	156,236	22,410

Effects of recapitalization	39,107	—	8,521	—		—	—	39,107
Less: accretion of preferred stock to redemption value	(1,808)	(25,343)	(27,239)	(44,181)		(26,692)	—	(1,808)
Less: participating preferred dividends	(8,952)	(4,186)	—	—		—	(18,010)	(8,952)
Less: participating share-based awards	(3,145)	(3,864)	—	—		—	(2,273)	(3,145)
Less: change in undistributed dividends allocated to preferred stockholders	(823)	(12,723)	(10,027)	(14,036)		(11,145)	(147)	(1,685)
Less: distributed dividends to preferred stockholders	(3,156)	—	—	—		—	(1,848)	(1,470)

Net income (loss) attributable to the company’s common stockholders	$43,482	$42,753	$(50,333)	$(119,122)	$	(50,928)	$133,958	$44,457

Net income (loss) per share attributable to common stockholders:
Basic	$1.53	$3.14	$(4.28)	(15.35)		(7.67)	$4.20	$1.60

Diluted	$0.27	$3.14	$(4.28)	(15.35)		(7.67)	$4.20	$0.28

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	28,381,676	13,607,840	11,770,848	7,762,891		6,637,422	31,918,951	27,729,676

Diluted	34,340,466	13,607,840	11,770,848	7,762,891		6,637,422	31,924,197	33,676,699

	As of December 31,					As of September 30,
	2012	2011	2010	2009	2008	2013	2012
Consolidated Balance Sheet Data:
Total assets	$495,784	$484,447	$369,643	$200,558	$251,984	$685,794	$538,318
Long-term obligations	31,806	73,079	61,024	25,749	25,161	13,172	46,144
Redeemable preferred stock	83,043	147,779	122,436	149,122	104,607	14,564	83,165

(1)	Reflects the acquisition of SoyMor as of July 12, 2011.
(2)	Reflects the deconsolidation of Blackhawk as of January 1, 2010, the acquisition of Blackhawk as of February 26, 2010, acquisition of CIE as of March 8, 2010, acquisition and consolidation of Seneca Landlord as of April 8, 2010, acquisition of Tellurian and ABDF as of July 16, 2010, and the acquisition of Clovis as of September 21, 2010.
(3)	Reflects the consolidation of Blackhawk as of May 9, 2008 and the acquisition of USBG as of June 26, 2008.

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF SYNTROLEUM

The following selected financial data of Syntroleum as of and for each of the five fiscal years in the period ended December 31, 2012 have been derived from Syntroleum’s audited historical financial statements. The following selected financial data of Syntroleum as of and for the nine months ended September 30, 2012 and 2013 have been derived from Syntroleum’s unaudited historical financial statements. The data below is only a summary and should be read in conjunction with Syntroleum’s financial statements and accompanying notes, as well as management’s discussion and analysis of financial condition and results of operations, all of which can be found in publicly available documents, and are included in this proxy statement/prospectus. All amounts retroactively reflect a 10-for-1 reverse stock split effected on Syntroleum common stock in April 2013.

CONSOLIDATED STATEMENT OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2011	2010	2009	2008	2013	2012
REVENUES:
Technology	$9,600	$600	$3,600	$22,503	$—	$100	$9,450
Technical services	1,909	1,719	2,805	1,940	576	1,111	1,470
Technical services from Dynamic Fuels, LLC	5,228	974	2,005	2,767	2,592	469	4,803
Royalties from Dynamic Fuels, LLC plant production	789	921	—	—	—	—	679
Other revenues	—	—	—	222	1,722	—	—

Total revenues	17,526	4,214	8,410	27,432	4,890	1,680	16,402

COST AND EXPENSES:
Engineering	2,571	2,236	2,871	3,416	3,803	1,720	1,900
Depreciation and amortization	186	200	217	339	620	131	143
General, administrative and other	5,552	4,827	7,574	11,208	8,848	6,040	4,345

OPERATING INCOME (LOSS)	9,217	(3,049)	(2,252)	12,469	(8,381)	(6,211)	10,014
INTEREST INCOME	22	16	31	96	542	7	18
EQUITY IN EARNINGS (LOSS) OF DYNAMIC FUELS, LLC	(10,012)	(13,880)	(5,628)	(4,158)	(424)	1,957	(5,737)
OTHER INCOME, NET	6	8	64	70	25	7	5
FOREIGN CURRENCY EXCHANGE	(296)	(17)	(1,848)	(3,036)	2,790	1,589	(304)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(1,063)	(16,922)	(9,633)	5,441	(5,448)	(2,651)	3,996
INCOME TAXES	—	—	—	(281)	—	—	—

INCOME (LOSS) FROM CONTINUING OPERATIONS	(1,063)	(16,922)	(9,633)	5,160	(5,448)	(2,651)	3,996
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(38)	(27)	97	(122)	1,310	6,391	(28)

NET INCOME (LOSS)	$(1,101)	$(16,949)	$(9,536)	$5,038	$(4,138)	$3,740	$3,968

BASIC AND DILUTED NET LOSS PER SHARE:
Income (loss) from continuing operations	$(0.11)	$(1.89)	$(1.24)	$0.73	$(0.87)	$(0.26)	$0.41
Income (loss) from discontinued operations	0.00	0.00	0.01	(0.01)	0.21	0.64	—

Net income (loss)	$(0.11)	$(1.89)	$(1.23)	$0.72	$(0.66)	$0.38	$0.41

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	9,835	8,977	7,761	7,036	6,273	9,928	9,838

Diluted	9,912	8,977	7,761	7,302	6,273	9,928	9,949

CONSOLIDATED BALANCE SHEET

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	As of December 31,					As of September 30,
	2012	2011	2010	2009	2008	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,909	$22,601	$12,513	$25,012	$10,101	$16,544	$17,579
Restricted cash	725	1,189	484	449		—	1,054
Accounts receivable	134	125	556	3,165	517	88	211
Taxes receivable	—	—	—	—	—	697	—
Accounts receivable from Dynamic Fuels, LLC	252	—	729	150	—	6	237
Other current assets	237	277	361	378	272	71	39

Total current assets	17,257	24,192	14,643	29,154	10,890	17,406	19,120
ACCOUNTS RECEIVABLE FROM DYNAMIC FUELS, LLC	—	2,624	—	—	—	—	—
PROPERTY AND EQUIPMENT—at cost, net	58	86	97	156	187	84	60
INVESTMENT IN AND LOANS TO DYNAMIC FUELS, LLC	38,407	38,643	43,523	26,059	26,059	40,365	42,682
OTHER ASSETS, net	1,023	1,106	1,133	1,702	1,072	1,069	1,031

	$56,745	$66,651	$59,396	$58,861	$38,838	$58,924	$62,893

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Account payable	$312	$220	$1,090	$361	$662	$703	$361
Accrued employee costs	71	288	119	339	858	593	744
Deposits	725	1,189	484	449	—	—	1,054
Income tax payable	—	—	—	281	—	—	—
Current liabilities of discontinued operations	—	—	—	417	1,661	—	—

Total current liabilities	1,108	1,697	1,693	1,847	3,181	1,296	2,159
NONCURRENT LIABILITIES OF DISCONTINUED OPERATIONS	603	603	603	603	—	—	603
DEFERRED REVENUE	15,612	24,366	24,300	25,668	22,613	14,023	15,671
COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—	—
STOCKHOLDERS’ EQUITY:
Preferred Stock ($0.01 par value)	—	—	—	—	—	—	—
Common Stock ($0.01 par value)	98	98	82	76	64	99	98
Additional paid-in capital	399,788	399,250	375,132	363,545	350,896	400,230	399,757
Accumulated deficit	(360,464)	(359,363)	(342,414)	(332,878)	(337,916)	(356,724)	(355,395)

Total stockholders’ equity	39,422	39,985	32,800	30,743	13,044	43,605	44,460

	$56,745	$66,651	$59,396	$58,861	$38,838	$58,924	$62,893

COMPARATIVE PER SHARE MARKET DATA

REG common stock trades on the NASDAQ Global Select Market under the symbol “REGI.” Syntroleum common stock trades on the NASDAQ Capital Market under the symbol “SYNM.”

The following table sets forth the closing prices for REG common stock and Syntroleum common stock as reported on their respective NASDAQ markets on December 17, 2013, the last trading day before REG and Syntroleum announced the asset sale, and [*], the last trading day before the date of this proxy statement/prospectus.

	REG Common Stock	Syntroleum Common Stock
December 17, 2013	$10.56	$2.46
[*]	$[*]	$[*]

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Syntroleum stockholders in determining whether to approve the asset sale proposal. Syntroleum stockholders are urged to obtain current market quotations for REG and Syntroleum common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus, when considering whether to approve the asset sale proposal. See “Where You Can Find More Information” beginning on page 150 of this proxy statement/prospectus.

Market Information

The following table sets forth the high and low sales prices of REG common stock on the NASDAQ Global Select Market for each quarter during 2014 to date, 2013 and 2012. Prior to January 19, 2012, there was no public market for REG common stock.

	High	Low
2014
First Quarter (through January 8, 2014)	$12.11	$10.83
2013
Fourth Quarter	$15.77	$10.26
Third Quarter	$16.50	$12.77
Second Quarter	$14.80	$7.69
First Quarter	$8.20	$5.90
2012
Fourth Quarter	$7.50	$4.28
Third Quarter	$9.00	$4.62
Second Quarter	$10.58	$6.11
First Quarter (beginning January 19, 2012)	$10.65	$8.56

The following table sets forth the high and low sales prices of Syntroleum common stock on the NASDAQ Capital Market for each quarter during 2014 to date, 2013, 2012 and 2011 (after giving effect to a 10-for-1 reverse stock split effected in April 2013).

	High	Low
2014
First Quarter (through January 8, 2014)	$3.59	$3.33
2013
Fourth Quarter	$4.98	$2.46
Third Quarter	$7.55	$4.38
Second Quarter	$7.20	$3.52
First Quarter	$5.30	$3.70
2012
Fourth Quarter	$7.90	$3.40
Third Quarter	$8.50	$6.10
Second Quarter	$10.20	$6.00
First Quarter	$13.60	$9.70
2011
Fourth Quarter	$12.20	$8.00
Third Quarter	$14.60	$8.60
Second Quarter	$22.40	$14.70
First Quarter	$23.50	$15.10

Record Holders

As of the record date, there were approximately [*] holders of record of REG common stock and [*] holders of record of Syntroleum common stock.

Dividends

REG has never paid, and does not intend to pay in the future, a cash dividend on its common stock. Holders of REG’s Series B preferred stock are entitled to receive cumulative dividends semi-annually in arrears on June 30 and December 30 of each year at an annual rate of $1.125 per share. REG may, at its option, defer a regularly scheduled dividend payment on the Series B preferred stock and instead pay accumulated and unpaid dividends on the following dividend payment date, however, REG may only defer two such dividend payments and may not defer consecutive dividend payments. REG may pay any dividend in cash, by delivering shares of REG common stock, or through any combination of cash and shares of common stock. Unless all accumulated and unpaid dividends on the Series B preferred stock are paid in full, REG may not pay any dividends on other shares of its capital stock. As of September 30, 2013, REG had 525,617 shares of Series B preferred stock outstanding. In addition, REG has entered into agreements that contractually restrict certain of its subsidiaries from paying dividends, making distributions or making loans to REG or to any other subsidiaries.

Syntroleum has not paid cash dividends since its inception. Any future determination as to dividend policy will be made, subject to Delaware law, at the discretion of Syntroleum’s board of directors and will depend on a number of factors, including Syntroleum’s future earnings, capital requirements, financial condition, business prospects and other factors that Syntroleum’s board of directors may deem relevant; provided, that Syntroleum’s board of directors intends to make liquidating distributions of available amounts to Syntroleum’s stockholders in connection with the liquidation and dissolution of Syntroleum, as described in this proxy statement/prospectus.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 59 of this proxy statement/prospectus, Syntroleum stockholders should carefully consider the following risks before deciding whether to vote for the proposals set forth herein. In addition, Syntroleum stockholders should read and consider the risks associated with each of the businesses of REG and Syntroleum because these risks will also affect the combined company.

Risk Factors Relating to the Asset Sale

Whether or not the asset sale is completed, there may be few, if any, assets available for distribution to Syntroleum stockholders.

Syntroleum has incurred recurring operating losses and continues to have working capital funding obligations to Dynamic Fuels, notwithstanding the non-operational status of the Geismar Facility. If the asset sale or another similar transaction is not approved and consummated on a timely basis, the Geismar Facility does not return to operational status on a timely basis, and/or Syntroleum does not obtain substantial new debt or equity financing on a timely basis, Syntroleum would not likely have sufficient resources to continue operations and may be required to seek protection under the U.S. Bankruptcy Code or similar relief. In such an event, it is possible that there would not be significant assets, or any assets, available for distribution to Syntroleum’s stockholders.

If the asset sale is completed, Syntroleum’s assets will primarily consist of REG common stock received as consideration for the asset sale and a cash reserve equal to the lesser of $5,300,000 and the amount of cash on hand at Syntroleum as of the closing of the transactions under the asset purchase agreement, which represents the amount Syntroleum estimates is reasonable to satisfy its known retained liabilities and expenses associated with the asset sale and the plan of dissolution. Even though Syntroleum currently expects the cash reserve to be sufficient to pay, or provide for the payment of, all of Syntroleum’s known retained liabilities and obligations, it is possible that, in the course of the dissolution process, unanticipated expenses and contingent liabilities will arise. If such liabilities exceed the cash reserve, Syntroleum or its successor (such as a liquidating trust) will be required to sell a portion or all of the REG common stock received in the asset sale to satisfy its obligations before its dissolution, thereby reducing, and perhaps eliminating, the assets available for distribution to Syntroleum stockholders.

Failure to complete the asset sale on a timely basis may result in Syntroleum discontinuing its business and operations, negatively impact Syntroleum’s stock price and/or reduce the assets available for distribution to Syntroleum’s stockholders.

If the asset sale is not completed on a timely basis for any reason, Syntroleum would be subject to a number of material risks, including that:

•	Syntroleum may be unable to dispose of its assets for an aggregate amount equaling or exceeding its liabilities and obligations;

•	Syntroleum would continue to have working capital funding obligations to Dynamic Fuels, notwithstanding the non-operational status of the Geismar Facility;

•	Syntroleum may be unable to secure additional capital or enter into an alternative business combination transaction;

•	Syntroleum may be unable to continue defense of its intellectual property portfolio;

•	Syntroleum would still be required to pay expenses incurred in connection with the asset sale, including financial advisory, legal and accounting fees, which Syntroleum estimates to be approximately $3.27 million;

•	Syntroleum’s employees, faced with uncertain futures in light of Syntroleum’s financial condition, may seek alternative employment, which would have a negative impact on Syntroleum’s ability to continue its operations; and

•	Syntroleum may be required to pay REG a termination fee of $5 million.

The occurrence of any of the above events would impair Syntroleum’s ability to conduct its operations and business and may force Syntroleum to discontinue its operations altogether. Any such impairment or discontinuation would likely cause the price of Syntroleum common stock to decline. In addition, the price of Syntroleum common stock may decline further if the current market price of Syntroleum common stock reflects an assumption that the asset sale or a similar business combination transaction will be completed. Additionally, if the asset sale is not completed on a timely basis and Syntroleum is required to seek protection under the U.S. Bankruptcy Code or similar relief, there may be no assets available to distribute to Syntroleum’s stockholders.

Even if Syntroleum’s stockholders approve the asset sale, the asset sale may not be completed.

The completion of the asset sale is subject to numerous closing conditions, some of which are out of Syntroleum’s control, and there can be no guarantee that Syntroleum will be able to satisfy all of the closing conditions set forth in the asset purchase agreement. Conditions to closing under the asset purchase agreement include, for example, no material adverse change having occurred with respect to Syntroleum during the period prior to the closing of the asset sale and receipt of required third-party consents. As a result, even if the asset sale is approved by the required vote of its stockholders at the special meeting, Syntroleum cannot guarantee that the asset sale will be completed.

The asset purchase agreement significantly limits Syntroleum’s ability to pursue alternatives to the asset sale.

The asset purchase agreement contains provisions that make it more difficult for Syntroleum to sell its business to a party other than REG. These provisions include the general prohibition on Syntroleum soliciting any third-party acquisition proposal, the prohibition on Syntroleum entering into any agreement with respect to an acquisition proposal before the stockholder vote on the asset sale, the requirement that Syntroleum hold the stockholder vote on the asset sale regardless of the existence of an acquisition proposal or a change in the recommendation of Syntroleum’s board of directors with respect the asset sale, and the requirement that Syntroleum pay a termination fee of $5 million if the asset purchase agreement is terminated in specified circumstances. See “The Asset Purchase Agreement—Termination; Termination Fee” beginning on page 102 of this proxy statement/prospectus.

These provisions could discourage a third party that might have an interest in acquiring all or a significant part of Syntroleum from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher value than the consideration to be paid by REG. Furthermore, the termination fee may result in a potential competing acquiror offering to pay a lower per share price to acquire Syntroleum than it might otherwise have offered to pay. The payment of the termination fee could also have an adverse effect on Syntroleum’s financial condition.

Syntroleum and its stockholders will bear the risks associated with REG’s business, as well as market risks, either of which could result in a decline in the trading price of REG common stock.

If the asset sale is completed, Syntroleum will receive a number of shares of REG common stock equal to 3,796,000, adjusted downward (based on the value of REG common stock at closing, as calculated under the asset purchase agreement) to the extent that the amount of aggregate cash transferred to REG Synthetic at closing is less than $3,200,000; provided, that if the per share value of REG’s common stock at closing (as calculated under the asset purchase agreement) is equal to or greater than $12.91, then the number of shares of REG common stock will be equal to (A) $49,000,000, divided by (B) the REG common stock value at closing (as calculated under the asset purchase agreement). Syntroleum and its stockholders will bear the risks associated with REG’s business, as well as market risks, either of which could result in a decline in the trading price of REG common stock. Although there is currently an active and liquid trading market for REG common stock, the market price of REG common stock has been historically volatile. In addition, any distribution of REG common stock to stockholders of Syntroleum is not expected to occur for some time, and the trading price of REG common stock may have declined by the time it is distributed. During 2013 through January 8, 2014, the closing price of REG common stock varied from a low of $5.90 to a high of $16.50, and closed at $10.90 on January 8, 2014. You are urged to obtain current market quotations for REG common stock before you vote your shares.

For a description of certain risks related to REG’s business see “Risk Factors—Risk Factors Relating to REG” beginning on page 32 of this proxy statement/prospectus. For a more detailed description of the business of REG and its historical financial results see REG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Form 10-Q for the quarter ended September 30, 2013, and the other documents filed with the SEC by REG and incorporated by reference into this proxy statement/prospectus.

REG may not successfully integrate the businesses of Syntroleum and may not realize the anticipated benefits of the asset sale.

Achieving the anticipated potential benefits of the asset sale will depend in part on the successful integration of the operations and personnel of Syntroleum in a timely and efficient manner to minimize the impact on customers, employees and management. This integration will be a complex, time-consuming and expensive process and it is not certain that REG can successfully integrate Syntroleum in a timely manner, or at all, or that any of the anticipated potential benefits of the asset sale will be realized. In addition, there is no assurance that REG will be able to reach agreement with Tyson to restart the Geismar Facility. Failure to integrate Syntroleum’s business and restart the Geismar Facility could have a material adverse effect on the revenues, expenses, the operating results and cash resources of REG and could result in REG not achieving the anticipated potential benefits of the consolidation.

Certain directors and executive officers of Syntroleum have interests in the asset sale that may be different from, or in addition to, the interests of Syntroleum stockholders.

When considering the Syntroleum board of directors’ recommendation that Syntroleum stockholders vote in favor of the asset sale proposal, Syntroleum stockholders should be aware that some directors and executive officers of Syntroleum have interests in the asset sale that may be different from, or in addition to, the interests of Syntroleum stockholders. These interests include the fact that (i) as a condition to the closing of the asset sale, certain officers of Syntroleum, including Edward G. Roth, Syntroleum’s Chief Executive Officer, intend to accept employment with REG Synthetic, (ii) in connection with their termination as employees of Syntroleum upon the closing of the asset sale, certain officers of Syntroleum will receive severance benefits pursuant to historical agreements with Syntroleum, including payments of $900,000 to Mr. Roth, and $48,125 to Karen L. Power, Syntroleum’s Principal Financial Officer, and (iii) Syntroleum’s directors and executive officers will retain the right to continued indemnification and insurance coverage for acts or omissions occurring prior to the asset sale. As a result of these interests, these directors and executive officers could be more likely to recommend a vote in favor of the asset sale proposal than if they did not hold these interests, and may have reasons for doing so that are not the same as the interests of other Syntroleum stockholders. The Syntroleum board of directors discussed these interests prior to voting to approve the asset sale. For a full description of the interests of Syntroleum’s directors and executive officers in the asset sale, see “Proposal One The Asset Sale Proposal—Interests of Executive Officers and Directors of Syntroleum in the Asset Sale” beginning on page 90 of this proxy statement/prospectus.

Following the asset sale, Syntroleum may be deemed an investment company and subjected to related restrictions under the Investment Company Act of 1940.

The regulatory scope of the Investment Company Act of 1940, as amended (the “Investment Company Act”), which was enacted principally for the purpose of regulating vehicles for pooled investments in securities, extends generally to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. The Investment Company Act may, however, also be deemed to be applicable to a company that does not intend to be characterized as an investment company but that, nevertheless, engages in activities that may be deemed to be within the definitional scope of certain provisions of the Investment Company Act. Syntroleum believes that the nature of its assets and anticipated principal activities following the assert sale (including the intended liquidation and dissolution of Syntroleum) will not subject Syntroleum to regulation under the Investment Company Act. Nevertheless, there can be no assurance that Syntroleum will not be deemed to be an investment company. If Syntroleum is deemed to be an investment company, Syntroleum may become subject to certain restrictions relating to Syntroleum’s activities, including restrictions on the nature of its investments and the issuance of securities. In addition, the Investment Company Act imposes certain requirements on companies deemed to be within its regulatory scope, including registration as an investment company, adoption of a specific form of corporate structure and compliance with certain reporting, record keeping, voting, proxy, disclosure and other rules and regulations. In the event of the characterization of Syntroleum as an investment company, the inability of Syntroleum to satisfy such regulatory requirements, whether on a timely basis or at all, would, under certain circumstances, have a material adverse effect on Syntroleum. Further, Syntroleum’s characterization as an investment company would result in the asset sale and subsequent liquidation and dissolution of Syntroleum failing to constitute a tax-free “reorganization” within the meaning of section 368(a)(1)(C) of the Code.

If Syntroleum’s stockholders do not approve the name change proposal, Syntroleum will be in breach of the asset purchase agreement.

Under the asset purchase agreement, Syntroleum is selling all of its intellectual property, including its trademarks, which includes the name “Syntroleum.” Under the Delaware law, Syntroleum must seek stockholder approval in order to change Syntroleum’s name in its certificate of incorporation. If the asset sale proposal is approved by Syntroleum’s stockholders, but the name change proposal is not approved by Syntroleum’s stockholders, Syntroleum will be in breach of the asset purchase agreement and the asset sale may not be consummated.

Risk Factors Relating to the Liquidation and Dissolution of Syntroleum

Syntroleum’s stockholders could approve the asset sale proposal but vote against the plan of dissolution proposal.

Approval of the plan of dissolution is a necessary step for Syntroleum stockholders to receive shares of REG common stock and for the asset sale and subsequent intended liquidation and dissolution of Syntroleum to constitute a tax-free reorganization under Section 368(a)(1)(C) of the Code. If the transaction does not qualify as a tax-free reorganization under Section 368(a)(1)(C) Code, Syntroleum and its stockholders will suffer material adverse tax consequences. The corporate level gain that Syntroleum would recognize upon such a taxable sale of assets would be equal to the difference between Syntroleum’s adjusted tax basis in such assets and the fair market value of all of the consideration received from REG in the asset sale (including without limitation all of the REG common stock issued by REG and all of the liabilities assumed by REG). Syntroleum’s tax liability associated with any such recognized gain, after taking into account the effect of any relevant and available Syntroleum tax attributes (e.g., current and carryover net operating losses and tax credits), is a liability that is not assumed by REG in accordance with the asset purchase agreement, and it is anticipated that any such tax liability would be material. Further, Syntroleum stockholders would incur a stockholder-level tax liability in the event that property (including shares of REG common stock or cash) is distributed to stockholders where the value of the property so distributed exceeds the applicable stockholder’s tax basis in their shares of Syntroleum common stock (or where the distribution is characterized as a dividend for tax purposes). Pursuant to the asset purchase agreement, Syntroleum has agreed to dissolve following the closing of the asset sale, and a failure by Syntroleum stockholders to approve the plan of dissolution would cause Syntroleum to be in breach of its obligations under the asset purchase agreement. In addition, if Syntroleum obtains stockholder approval of the asset sale proposal and completes the asset sale, but does not obtain stockholder approval of the plan of dissolution proposal, Syntroleum would have to continue its business operations despite the sale of substantially all of its assets and its announced intent to liquidate and dissolve. Assuming the completion of the asset sale, Syntroleum would have no assets with which to generate operating revenue and likely will have retained only those employees required to wind-up its corporate existence. Further, Syntroleum does not intend to invest in another operating business following the closing of the asset sale. If the plan of dissolution proposal is not approved, Syntroleum would be required to use all or a significant portion of its remaining cash and the REG common stock received as consideration in the asset sale to pay taxes on the asset sale (as described above) and ongoing operating expenses.

Syntroleum cannot determine at this time the amount or timing of any distributions to its stockholders because there are many factors, some of which are outside of Syntroleum’s control, that could affect Syntroleum’s ability to make such distributions.

Syntroleum cannot determine at this time when, or potentially whether, it will be able to make any distributions to its stockholders or the amount of any such distributions. Those determinations depend on a variety of factors, including, but not limited to, whether the asset sale closes; the timing of the closing of the asset sale; the amount Syntroleum will be required to pay to satisfy unknown or contingent liabilities in the future; the cost of operating Syntroleum through the date of Syntroleum’s final dissolution; inaccuracies in the cost estimates to resolve currently known contingent liabilities; general business and economic conditions; and other matters.

Syntroleum will continue to incur claims, liabilities and expenses from operations (such as operating costs, salaries, directors’ and officers’ insurance, payroll and local taxes, legal and accounting fees and miscellaneous office expenses) as it seeks to close the asset sale and effect the dissolution. Syntroleum’s estimates regarding its expense levels may be inaccurate. Any unforecasted or unexpected claims, liabilities or expenses that arise between the date of filing of this proxy statement/prospectus and the liquidation and final dissolution of Syntroleum or any claims, liabilities or expenses that exceed Syntroleum’s estimates could leave Syntroleum with less cash than is necessary to pay liabilities and expenses and would likely reduce the amount of REG common stock available for ultimate distribution to Syntroleum’s stockholders. Further, if cash and the value of the REG common stock to be received in the asset sale are not adequate to provide for all of Syntroleum’s obligations, liabilities, expenses and claims, Syntroleum will not be able to distribute any amount at all to its stockholders.

The amount and value of REG common stock Syntroleum will ultimately distribute to its stockholders is subject to significant uncertainties, many of which are beyond Syntroleum’s control. Examples of uncertainties that could reduce the value of or eliminate distributions to Syntroleum stockholders include the following:

•	the amount of Syntroleum’s liabilities and obligations or the estimated costs and expenses of the asset sale and the operation of Syntroleum until the date it is authorized to make a distribution to its stockholders under the applicable provisions of Delaware law and the plan of dissolution could increase;

•	presently unknown or contingent liabilities of Syntroleum could later arise or become fixed in amount and Syntroleum would be required to satisfy or reserve for these liabilities as part of the dissolution;

•	delays in completing the asset sale or delays in the timing of the dissolution of Syntroleum could result in additional fees and expenses and result in reduced distributions to Syntroleum stockholders; and

•	the value of REG common stock could decline.

For the foregoing reasons, there can be no assurance as to the timing and amount of distributions to Syntroleum’s stockholders, even if the asset sale is completed. As of the date of this proxy statement/prospectus, Syntroleum anticipates that its known retained liabilities as of the closing of the asset sale (together with the estimated liabilities to be incurred by Syntroleum between the closing of the asset sale and the final dissolution of Syntroleum) will be approximately $1.43 million. Thus, assuming, among other things, that Syntroleum is able to close the asset sale and that the cash reserve is sufficient to satisfy outstanding liabilities and outstanding expenses, Syntroleum currently estimates that Syntroleum stockholders would receive approximately 0.3809 shares of REG common stock per share of Syntroleum common stock. However, for the reasons set forth above, these amounts could be significantly less.

Syntroleum may be required under Delaware law or the Delaware Court of Chancery to hold back for distribution at a later date, if at all, some or all of the estimated amounts that Syntroleum currently expects to distribute to its stockholders.

Syntroleum’s board of directors may abandon or delay implementation of the plan of dissolution even if it is approved by Syntroleum’s stockholders.

Syntroleum’s board of directors has adopted and approved a plan of dissolution for the liquidation and dissolution of Syntroleum following the closing of the asset sale. Even if the plan of dissolution proposal is approved by Syntroleum’s stockholders, Syntroleum’s board of directors has reserved the right, in its reasonable discretion, to abandon or delay implementation of the plan of dissolution if as a result of the plan of dissolution Syntroleum would be insolvent or unable to pay its debts as they come due, would have remaining liabilities in excess of its remaining assets, or would otherwise be unable to satisfy in full all valid claims against Syntroleum. Following completion of the asset sale, Syntroleum will continue to exist as a public company until it is dissolved. Although Syntroleum’s board of directors has no present intention to pursue any alternative to the plan of dissolution, Syntroleum’s board of directors may conclude either that its fiduciary obligations require it to pursue business opportunities that present themselves or that abandoning the plan of dissolution is otherwise in the best interests of Syntroleum and its stockholders. If Syntroleum’s board of directors elects to pursue any alternative to the plan of dissolution, the value of Syntroleum’s common stock may decline, Syntroleum stockholders may not receive any of the REG common stock currently estimated to be available for distribution to Syntroleum stockholders pursuant to the plan of dissolution, and the asset sale will not constitute a tax-free “reorganization” within the meaning of Section 368(a)(1)(C) of the Code. If the transaction does not qualify as a tax-free reorganization under Section 368(a)(1)(C) Code, Syntroleum and its stockholders will suffer material adverse tax consequences. The corporate level gain that Syntroleum would recognize upon such a taxable sale of assets would be equal to the difference between Syntroleum’s adjusted tax basis in such assets and the fair market value of all of the consideration received from REG in the asset sale (including without limitation all of the REG common stock issued by REG and all of the liabilities assumed by REG). Syntroleum’s tax liability associated with any such recognized gain, after taking into account the effect of any relevant and available Syntroleum tax attributes (e.g., current and carryover net operating losses and tax credits), is a liability that is not assumed by REG in accordance with the asset purchase agreement, and it is anticipated that any such tax liability would be material. Further, Syntroleum stockholders would incur a stockholder-level tax liability in the event that property (including shares of REG common stock or cash) is distributed to stockholders where the value of the property so distributed exceeds the applicable stockholder’s tax basis in their shares of Syntroleum common stock (or where the distribution is characterized as a dividend for tax purposes).

Distribution of REG common stock received as consideration in the asset sale, if any, to Syntroleum’s stockholders could be delayed and Syntroleum’s stockholders could, in some circumstances, be held liable for amounts they received from Syntroleum in connection with Syntroleum’s dissolution.

Although Syntroleum’s board of directors has not established a firm timetable for distributions to Syntroleum’s stockholders, the board of directors intends, subject to contingencies inherent in the winding-up of Syntroleum’s business and the payment of Syntroleum’s obligations and liabilities, to distribute all of the REG common stock that it receives as consideration in the asset sale within twelve months or, in the event that

Syntroleum is unable to make such distributions within such period, prior to the end of such period Syntroleum may (subject to any restrictions imposed by the Delaware Court of Chancery) establish one or more liquidating trusts (or take any other reasonable action it deems necessary, including but not limited to, converting Syntroleum to a limited liability company) to hold such assets and reserves so that the asset sale and dissolution can comply with the requirements for a tax-free “reorganization” within the meaning of Section 368(a)(1)(C) of the Code. Syntroleum does not anticipate making any distributions to its stockholders until it has repaid all of its known retained obligations and liabilities, paid all of its expenses, and complied with the requirements of Delaware law for companies in dissolution, including requirements for the creation and maintenance of adequate contingency reserves as determined by the Delaware Court of Chancery. Thereafter, Syntroleum anticipates making distributions to its stockholders as promptly as practicable in accordance with the plan of dissolution and the liquidation and dissolution process selected by the Syntroleum board of directors in its sole discretion.

Syntroleum is, however, currently unable to provide the exact timing of any distribution to its stockholders as part of this wind-up and dissolution process.

Under the Delaware General Corporation Law, Syntroleum will continue to exist for three years after the dissolution of the corporation becomes effective or for such longer period as the Delaware Court of Chancery shall direct, for the purpose of prosecuting and defending suits against Syntroleum and enabling Syntroleum to wind-up its business, to dispose of its property, to discharge its liabilities and to distribute to its stockholders any remaining assets. Under the Delaware General Corporation Law, in the event Syntroleum fails to create an adequate contingency reserve for payment of its expenses and liabilities during this three-year period, each Syntroleum stockholder could be held liable for payment to Syntroleum’s creditors of such stockholder’s pro rata share of amounts owed to creditors in excess of the contingency reserve, up to the amount actually distributed to such Syntroleum stockholder.

Accordingly, in such event, a Syntroleum stockholder could be required to return all distributions previously made to such Syntroleum stockholder. As a result of the foregoing or for any of the other reasons described in this proxy statement/prospectus, a Syntroleum stockholder could receive nothing from Syntroleum under the plan of dissolution or otherwise in connection with the asset sale. Moreover, in the event a Syntroleum stockholder has paid taxes on amounts previously received from Syntroleum, a repayment of all or a portion of such amount could result in that stockholder incurring a net tax cost if the stockholder’s repayment of an amount previously distributed does not cause a commensurate reduction in taxes payable. There can be no assurance that the contingency reserve Syntroleum will establish will be adequate to cover all of Syntroleum’s remaining expenses and liabilities.

It is also possible that a Syntroleum creditor could seek an injunction against the making of distributions to Syntroleum’s stockholders on the basis that the amounts to be distributed are needed to provide for the payment of Syntroleum’s liabilities and expenses. Any action of this type could delay or substantially diminish the amount available for distribution to Syntroleum’s stockholders.

Syntroleum will continue to incur claims, liabilities and expenses that will reduce the amount available for distribution to its stockholders.

Syntroleum will continue to incur claims, liabilities and expenses from operations (including operating costs such as salaries, directors’ fees, directors’ and officers’ insurance, payroll and local taxes, legal and accounting fees and miscellaneous office expenses) as Syntroleum seeks to consummate the asset sale and wind-up its operations. Syntroleum anticipates that the amount of severance payments it will have to pay to all of its employees will be approximately $2.1 million and will be paid upon the closing of the asset sale. Syntroleum also estimates that salary and directors’ fees payable to remaining officers and directors after closing of the asset sale through the dissolution would be approximately $100,000 per quarter. These expenses will reduce the amounts available for ultimate distribution to Syntroleum’s stockholders. If (i) the cash reserve equal to the lesser of $5,300,000 and the amount of cash on hand at Syntroleum as of the closing of the transactions under the asset purchase agreement and (ii) the value of the REG common stock to be received in consideration of the asset sale are not adequate to provide for the full repayment of Syntroleum’s obligations, liabilities, expenses and claims, Syntroleum will not be able to distribute any assets to its stockholders.

Syntroleum’s stock transfer books will close on the date Syntroleum files the certificate of dissolution with the Secretary of State of the State of Delaware, after which it will not be possible for stockholders to trade Syntroleum’s stock.

Syntroleum will close its stock transfer books and discontinue recording transfers of its common stock at the close of business on the date it files the certificate of dissolution with the Secretary of State of the State of Delaware, which is referred to herein as the final record date. Thereafter, certificates representing shares of Syntroleum’s common stock will not be assignable or transferable on Syntroleum’s books. The proportionate interests of all of Syntroleum’s stockholders will be fixed on the basis of their respective stock holdings at the close of business on the final record date, and, after the final record date, any distributions made by Syntroleum shall be made solely to the stockholders of record at the close of business on the final record date.

Syntroleum will continue to incur the expenses of complying with public company reporting requirements.

Following the asset sale and through the subsequent liquidation and dissolution, Syntroleum has an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, which is referred to herein as the Exchange Act, even though compliance with these reporting requirements is economically burdensome. In order to curtail expenses, Syntroleum intends, after filing its certificate of dissolution, to seek relief from the SEC from the reporting requirements under the Exchange Act. Syntroleum anticipates that, if such relief is granted, Syntroleum would continue to file current reports on Form 8-K to disclose material events relating to Syntroleum’s liquidation and dissolution, along with any other reports that the SEC might require, but would discontinue filing annual and quarterly reports on Forms 10-K and 10-Q. However, the SEC may not grant any such relief. To the extent that Syntroleum delays filing the certificate of dissolution, Syntroleum would be obligated to continue complying with the applicable reporting requirements of the Exchange Act. The expenses incurred by Syntroleum in complying with the applicable reporting requirements will reduce the assets available for ultimate distribution to Syntroleum’s stockholders.

If Syntroleum fails to retain the services of appropriate personnel, the plan of dissolution may not succeed.

The success of the plan of dissolution depends in large part upon Syntroleum’s ability to retain the services of qualified personnel who will be charged with operating Syntroleum following the closing of the asset sale. The retention of qualified personnel may be particularly difficult under Syntroleum’s current circumstances. There can be no assurance that Syntroleum will be successful in retaining the services of such qualified personnel or that Syntroleum will be able to retain the services of such qualified personnel for the amounts it is willing to pay for such services.

Syntroleum and its stockholders will be exposed to a number of tax-related risks in connection with the dissolution of Syntroleum.

The asset sale and subsequent liquidation and dissolution of Syntroleum are intended to constitute a tax-free “reorganization” within the meaning of section 368(a)(1)(C) of the Code. For the asset sale and intended liquidation and dissolution to so qualify, a number of requirements must be satisfied including the following general requirements: (i) REG or certain of its subsidiaries must continue at least one significant historic business line of Syntroleum’s or use a significant portion of Syntroleum’s assets in REG’s ongoing business, (ii) Syntroleum and REG must not be investment companies as that term is defined under the Code, (iii) “substantially all” of Syntroleum’s assets (defined for Internal Revenue Service ruling purposes as at least 70% in value of its total gross assets and 90% in value of its total net assets) must be transferred to REG or REG Synthetic, (iv) the portion of the purchase price paid in REG common stock must be equal to at least 80% or more of the fair market value of the assets of Syntroleum being purchased by REG Synthetic pursuant to the asset purchase agreement (and for purposes of this requirement, if any consideration other than REG common stock is paid, liabilities assumed by REG or REG Synthetic or to which the purchased assets are subject are treated as cash paid by REG), (v) the REG common stock received in the asset sale together with any other assets Syntroleum holds must be distributed to Syntroleum’s stockholders and creditors in pursuance of the plan of dissolution and (vi) Synroleum must be liquidate as part of the plan (unless a waiver is received from the Internal Revenue Service). Many of these requirements for such tax treatment are based on factual determinations and a change in circumstances could adversely affect the tax analysis. REG and Syntroleum are providing officers’ certificates in connection with this proxy statement/prospectus (“Tax Certificates”) that address most of the relevant requirements.

If any of the representations or certifications in the Tax Certificates or the relevant representations in the asset purchase agreement are inaccurate such that the requirements for a tax-free “reorganization” are not satisfied, or if any of these requirements are not otherwise met, the asset sale and subsequent liquidation and dissolution of Syntroleum would not be treated as a tax-free “reorganization” under the Code, which would result in several material adverse tax consequences.

In such an event (including in the event Syntroleum’s board of directors abandons the plan of dissolution for any reason and the liquidation and dissolution of Syntroleum do not occur, or such liquidation and dissolution is substantially delayed and a liquidating trust is not utilized), the sale of Syntroleum’s assets to REG would be treated as a taxable sale of such assets. The corporate level gain that Syntroleum would recognize upon such a taxable sale of assets would be equal to the difference between Syntroleum’s adjusted tax basis in such assets and the fair market value of all of the consideration received from REG in the asset sale (including without limitation all of the REG common stock issued by REG, cash, and all of the liabilities assumed by REG). Syntroleum’s tax liability associated with any such recognized gain, after taking into account the effect of any relevant and available Syntroleum tax attributes (e.g., current and carryover net operating losses and tax credits), is a liability that is not assumed by REG in accordance with the asset purchase agreement, and it is anticipated that any such tax liability would be material and would reduce the amounts of cash and REG common stock otherwise distributable to Syntroleum stockholders. Further, any distribution to Syntroleum stockholders under such circumstances would be a taxable event and the tax treatment of any such distribution may be substantially more adverse to Syntroleum stockholders than if the asset sale and subsequent liquidation and dissolution of Syntroleum constituted a tax-free “reorganization” within the meaning of section 368(a)(1)(C) of the Code.

For a discussion by Syntroleum of the material United States federal income tax consequences of the liquidation and dissolution, see the section entitled “Certain Material United States Federal Income Tax Consequences to Syntroleum Stockholders” beginning on page 116 of this proxy statement/prospectus.

Risk Factors Relating to REG

Risks Associated with REG’s Business

Loss or reductions of governmental requirements for the use of biofuels could have a material adverse effect on REG’s revenues and operating margins.

The biodiesel industry relies substantially on federal requirements and state policies for use of biofuels. Since biodiesel has been more expensive to produce than petroleum-based diesel fuel over the past few years, the biodiesel industry depends on governmental programs that support a market for biodiesel that might not otherwise exist.

The most important of these government programs in the United States is Renewable Fuel Standard 2, or RFS2, which requires that a certain volume of biomass-based diesel fuel, which includes biodiesel, be consumed. RFS2 became effective on July 1, 2010 and applies through 2022. REG believes that the increase in demand for its biodiesel since July 2010 is directly attributable to the implementation of RFS2. In addition, REG believes that biodiesel prices since July 2010 benefited significantly from RFS2.

There can be no assurance that the United States Congress will not repeal, curtail or otherwise change, or that the United States Environmental Protection Agency, or EPA, will not curtail or otherwise change the RFS2 program in a manner adverse to REG. The petroleum industry is generally opposed to RFS2 and can be expected to continue to press for changes that eliminate or reduce its impact. Any repeal or reduction in the RFS2 requirements or reinterpretation of RFS2 resulting in REG’s biodiesel failing to qualify as a required fuel would materially decrease the demand for and price of REG’s biodiesel, which would materially and adversely harm REG’s revenues and cash flows.

If Congress decides to repeal or curtail RFS2, or if the EPA is not able or willing to enforce RFS2 requirements, the demand for REG’s biodiesel based on this program and any increases in demand that REG expects due to RFS2 would be significantly reduced or eliminated and REG’s revenues and operating margins would be materially harmed. In addition, although REG believes that state requirements for the use of biofuels increase demand for its biodiesel within such states, they generally may not increase overall demand in excess of RFS2 requirements. Rather, existing demand for REG’s biofuel from petroleum refiners and petroleum fuel importers in the 48 contiguous states or Hawaii, which are defined as “Obligated Parties” in the RFS2 regulations, in connection with federal requirements, may shift to states that have use requirements or tax incentive programs.

The EPA is required to determine the volume of biomass-based diesel that will be required each year beginning in 2013 based on the EPA’s consideration of a variety of factors, including biomass-based diesel production, consumption, and infrastructure issues, the likely impact of biomass-based diesel production and use in a variety of areas, including climate change, energy security, the agricultural sector, air quality, transportation fuel costs, job creation, and water quality, and other factors. RFS2 requires that the biomass-based diesel annual volume requirement be at least 1 billion gallons in each of those years. The biomass-based diesel volume requirement for 2013 was 1.28 billion gallons.

As of the date of this proxy statement/prospectus, the EPA has not finalized the 2014 Renewable Volume Obligations, or RVOs. The EPA has proposed a 2014 and 2015 biomass-based diesel RVO of 1.28 billion gallons in each of those years and a reduced Advanced Biofuel RVO of 2.0 to 2.51 billion gallons rather than the original Energy Independence and Security Act of 2009, or EISA, volume of 3.75 billion gallons for 2014. Before the RVO can be finalized, the Office of Management and Budget, or OMB, has to approve EPA’s proposal, based on the same factors outlined above. Due to the one year delay publishing the proposal, which the EPA was required to determine and publish by November 30, 2012, it is possible that the 2014 RVOs will be challenged in court which may further delay any final determination of the 2014 RVOs, which could reduce the demand for and price of REG’s biodiesel, which could harm its revenues and cash flows.

As an illustrative example, according to EMTS data, biomass-based diesel was produced and imported into the U.S. at average rate of 170 million gallons per month for September, October and November of 2013, the last three months of available EMTS data. If that rate is maintained in December, approximately 1.76 billion gallons of biomass-based diesel RINs would be generated in 2013. Adding the 2012 carry-over to the 2013 RIN generation would result in an estimated total biomass-based diesel RIN availability of approximately 1.96 billion gallons, which is approximately 680 million gallons more than required to satisfy the 1.28 billion gallon 2013 biomass-based diesel RVO. The proposed 2014 biomass-based diesel RVO of 1.28 billion gallons, would limit the 2014 carryover to 256 million gallons, or 20% of 1.28 billion, thus resulting in an excess supply of 424 million gallons of biomass-based diesel RINs. These excess RINs may be used to fulfill the advanced biofuel RVO or the renewable fuel RVO. If the volume of excess biomass-based diesel RINs exceeds the volume the Obligated Parties desire to use to fulfill their advanced biofuel and renewable fuel requirements, the demand for and price of REG’s biodiesel and biomass-based diesel RINs may be reduced, which could harm its revenues and cash flows.

REG’s gross margins are dependent on the spread between biodiesel prices and feedstock costs.

REG’s gross margins depend on the spread between biodiesel prices and feedstock costs. Historically, the spread between biodiesel prices and feedstock costs has varied significantly. Although actual yields vary depending on the feedstock quality, the average monthly spread between the price per gallon of 100% pure biodiesel, or B100, as reported by The Jacobsen Publishing Company, or The Jacobsen, and the price per gallon for the amount of choice white grease, a common inedible animal fat used by REG to make biodiesel, was $1.83 in 2008, $1.25 in 2009, $1.06 in 2010, $1.32 in 2011 and $1.26 in 2012 assuming 8.0 pounds of choice white grease yields one gallon of biodiesel. The average monthly spread for the amount of crude soybean oil required to produce one gallon of biodiesel, based on the nearby futures contract as reported on the Chicago Board of Trade, or CBOT, was $0.61 per gallon in 2008, $0.39 in 2009, $0.25 per gallon in 2010, $0.89 in 2011 and $0.65 in 2012 assuming 7.5 pounds of soybean oil yields one gallon of biodiesel. For 2011 and 2012, approximately 83% and 84%, respectively, of REG’s total feedstock usage was inedible animal fat, used cooking oil or inedible corn oil and 17% and 16%, respectively, was soybean oil, compared to approximately 91% for inedible animal fat, used cooking or inedible corn oil and 9% for soybean oil in 2010.

Biodiesel has traditionally been marketed primarily as an additive or alternative to petroleum-based diesel fuel and as a result biodiesel prices have been influenced by the price of petroleum-based diesel fuel, adjusted for government incentives supporting renewable fuels, rather than biodiesel production costs. A lack of close correlation between production costs and biodiesel prices means that REG may be unable to pass increased production costs on to its customers in the form of higher prices. Any decrease in the spread between biodiesel prices and feedstock costs, whether as a result of an increase in feedstock prices or a reduction in biodiesel prices, including, but not limited to, a reduction in the value of RINs, such as the decrease that occurred in the last few months of 2012 and since September 1, 2013, would adversely affect REG’s gross margins, cash flow and results of operations.

The costs of raw materials that REG uses as feedstocks are volatile and REG’s results of operations could fluctuate substantially as a result.

The cost of feedstocks is a significant uncertainty for REG’s business. The success of REG’s operations is dependent on the price of feedstocks and certain other raw materials that it uses to produce biodiesel. A decrease in the availability or an increase in the price of feedstocks may have a material adverse effect on REG’s financial condition and operating results. At elevated price levels, these feedstocks may be uneconomical to use, as REG may be unable to pass feedstock cost increases on to its customers.

The price and availability of feedstocks and other raw materials may be influenced by general economic, market and regulatory factors. These factors include weather conditions, farming decisions, government policies and subsidies with respect to agriculture and international trade, and global supply and demand. The significance and relative impact of these factors on the price of feedstocks is difficult to predict, especially without knowing what types of feedstock materials will be optimal for use in the future, particularly at new facilities that REG may construct or acquire.

Since 2009, REG has principally used inedible corn oil, used cooking oil and inedible animal fats as its feedstocks for the production of biodiesel. REG’s decision to shift to these feedstocks resulted from the reduction in profit caused by a significant increase in soybean oil prices, which rose from $0.1435 per pound in February 2001 to $0.7040 per pound in March 2008, and soybean oil having generally remained at high levels since that time. While prices for these alternative feedstocks can experience price volatility similar to soybean oil, their prices can also vary significantly from soybean oil based on market conditions. Since January 1, 2008, the cost per pound of choice white grease, an inedible animal fat commonly used by REG in the production of biodiesel, has traded in a range of $0.0950 to $0.5250 based on the closing nearby futures prices on the CBOT. The 2012 drought conditions experienced in the Midwest increased the cost of corn, soybeans and other feedstocks, including animal fat. Historically, the price of animal fat has been affected by the amount of rendering volumes in the United States, as well as demand from other markets. As the cost of animal feed rises as a result of the drought in the Midwest, the price of animal products may also rise, thereby reducing demand and rendering volumes. If biodiesel production continues to increase in response to RFS2, REG expects that more biodiesel producers will seek to use lower cost feedstocks, potentially increasing REG’s costs of production. In addition, because the market for animal fat is less developed than markets for vegetable oils such as soybean oil, REG generally is unable to enter into forward contracts at fixed prices. Further, the markets for used cooking oil and inedible corn oil are in their nascent stages.

The market and supply for used cooking oil as a feedstock for biodiesel is growing. The commercial supply of inedible corn oil is growing as more ethanol producers are installing corn oil extraction technology in their ethanol plants. Inedible corn oil is not generally available in quantities sufficient to cover all of REG’s operations. Approximately 75% of U.S. ethanol plants have the equipment necessary to extract inedible corn oil that can be used in biodiesel production. There are a number of additional ethanol producers who have announced plans to install corn oil extraction equipment in their ethanol plants. If more ethanol plants do not acquire and utilize corn oil extraction equipment or if ethanol plants are idled, REG may not be able to obtain additional amounts of inedible corn oil for use in its production of biodiesel and may be forced to utilize higher cost feedstocks to meet increased demand, which may not be economical.

Loss of or reductions in tax incentives for biodiesel production or consumption would have a material adverse effect on REG’s revenues and operating margins.

The biodiesel industry is also substantially aided by federal and state tax incentives. Prior to RFS2, the biodiesel industry relied principally on these tax incentives to bring the price of biodiesel more in line with the price of petroleum-based diesel fuel to the end user. The most significant tax incentive program was the federal blenders tax credit. The blenders tax credit provided a $1.00 refundable tax credit per gallon of pure biodiesel, or B100, to the first blender of biodiesel with petroleum-based diesel fuel. The blenders tax credit expired on December 31, 2009 and was re-enacted in December 2010, retroactively for all of 2010 and prospectively for 2011. The blenders tax credit expired again on December 31, 2011 and was again re-enacted on January 2, 2013, retroactively for all of 2012 and prospectively for 2013, and expired again December 31, 2013. There is no assurance that it will be reinstated. Unlike RFS2, the blenders tax credit has a direct effect on federal government spending and could be changed or eliminated as a result of changes in the federal budget policy. The absence of and uncertainty around the blenders tax credit during 2012 materially curtailed demand for biodiesel and reduced margins. Although the blenders tax credit was reinstated for all of 2012, it was restated in January of 2013 and thus is reflected in REG’s 2013 earnings. It is uncertain what action, if any, Congress may take with respect to reinstating the blenders tax credit or when such action might be effective. If Congress does not reinstate the credit, demand for REG’s biodiesel and the price REG is able to charge for its product may be significantly reduced, harming revenues and profitability. When the blenders tax credit expired on December 31, 2011, REG experienced an industry-wide acceleration of gallons sold in the fourth quarter of 2011, which was further influenced by the ability of Obligated Parties to satisfy up to 20% of their RVO for 2012 through RINs obtained in 2011. REG believes the resulting buildup of biodiesel inventories reduced gallons sold in the first quarter of 2012. REG may experience a similar situation in the first quarter of 2014.

In addition, several states have enacted tax incentives for the use of biodiesel. For example, Illinois offers an exemption from the generally applicable 6.25% sales tax for biodiesel blends that incentivizes blending at 11% biodiesel, or B11. Like the federal blenders tax credit, the Illinois tax incentive program and the tax incentive programs of other state could be changed as a result of state budget considerations or otherwise. Reduction or elimination of such incentives could materially and adversely harm REG’s revenues and profitability.

Risk management transactions could significantly increase REG’s operating costs and working capital requirements and may not be effective.

In an attempt to partially offset the effects of volatile feedstock costs and biodiesel fuel prices, REG may enter into contracts that establish market positions in feedstocks, such as inedible corn oil, used cooking oil, inedible animal fats and soybean oil, and related commodities, such as heating oil and ultra-low sulfur diesel, or

ULSD. The financial impact of such market positions will depend on commodity prices at the time that REG is required to perform its obligations under these contracts. Risk management arrangements will also expose REG to the risk of financial loss in situations where the counterparty defaults on its contract or, in the case of exchange-traded or over-the-counter futures or options contracts, where there is a change in the expected differential between the underlying price in the contract and the actual prices paid or received by REG. Risk management activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. Changes in the value of these futures instruments are recognized in current income and may result in margin calls. REG may also vary the amount of risk management strategies it undertakes, or REG may choose not to engage in risk management transactions at all. Further, REG’s ability to reduce the risk of falling biodiesel prices and rising feedstock costs will be limited as currently there is no established futures market for biodiesel or the vast majority of REG’s feedstocks, nor are fixed-price long-term contracts generally available. As a result, REG’s results of operations and financial position may be adversely affected by increases in the price of feedstocks or decreases in the price of biodiesel that are not managed effectively. For example, REG had losses of $4.6 million from risk management trading activity for the year ended December 31, 2012, compared to gains of $3.0 million from risk management trading for the year ended December 31, 2011, respectively. REG’s increased losses were largely due to a decrease in soybean oil prices in September 2012 and an increase in heating oil prices during the third quarter of 2012, which resulted in reduced market value of REG’s derivative financial instruments related to 2012 fourth quarter biodiesel sales.

REG’s success depends on its ability to manage its growing and changing operations.

Since REG’s formation, its business has grown significantly in size and complexity. This growth has placed, and is expected to continue to place, significant demands on its management, systems, internal controls and financial and physical resources. In addition, REG expects that it will need to further develop its financial and managerial controls and reporting systems to accommodate future growth, including as a result of its acquisition of substantially all of Syntroleum’s assets in connection with the asset sale. This will require REG to incur expenses related to hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems and expanding its information technology infrastructure. REG’s inability to manage growth effectively could have a material adverse effect on its results of operations, financial position and cash flows.

One customer accounted for a meaningful percentage of revenues and a loss of this customer could have an adverse impact on REG’s total revenues.

One customer, Pilot Travel Centers LLC, or Pilot, accounted for 36% and 23% of REG’s total revenues in 2012 and 2011, respectively. REG’s agreements with Pilot have typically had a one-year term. In the event REG loses Pilot as a customer or Pilot significantly reduces the volume of biodiesel it buys from REG, it could be difficult to replace the lost revenues in the short term and potentially over an extended period, and REG’s profitability and cash flow could be materially harmed. Past news reports indicated that Pilot was the subject of a federal criminal investigation involving alleged fraud related to customer diesel fuel rebates. REG cannot determine what effect, if any, this may have on its future business relationship with Pilot.

REG’s business is primarily dependent upon one product. As a consequence, REG may not be able to adapt to changing market conditions or endure any decline in the biodiesel industry.

REG’s business is currently focused almost entirely on the production and sale of biodiesel, with glycerin and fatty acid sales and the operations of REG’s services segment representing only a small portion of revenues. REG’s reliance on biodiesel means that it may not be able to adapt to changing market conditions or to withstand any significant decline in the size or profitability of the biodiesel industry. For example, in 2009 and the beginning of 2010, it was required to periodically idle its plants due to insufficient demand at profitable price points which materially affected its revenues. If REG is required to idle its plants in the future or is unable to adapt to changing market conditions, its revenues and results of operations may be materially harmed.

Technological advances and changes in production methods in the biodiesel industry could render REG’s plants obsolete and adversely affect its ability to compete.

It is expected that technological advances in biodiesel production methods will continue to occur and new technologies for biodiesel production may develop. Advances in the process of converting oils and fats into biodiesel could allow REG’s competitors to produce biodiesel faster and more efficiently and at a substantially lower cost. If REG is unable to adapt or incorporate technological advances into its operations, REG’s production facilities could become less competitive or obsolete. Further, it may be necessary for REG to make significant expenditures to acquire any new technology and retrofit its plants in order to incorporate new technologies and remain competitive. There is no assurance that third-party licenses for any proprietary technologies that REG would need access to in order to remain competitive for either existing processes or new technology will be available to REG on commercially reasonable terms or that any new technologies could be incorporated into REG’s plants. In order to execute REG’s strategy to expand into the production of renewable chemicals, additional advanced biofuels, next generation feedstocks and related renewable products, REG may need to acquire licenses or other rights to technology from third parties. REG can provide no assurance that it will be able to obtain such licenses or rights on favorable terms. If REG is unable to obtain, implement or finance new technologies, REG’s production facilities could be less efficient than its competitors, it may not be able to successfully execute its strategy and its results of operations could be substantially harmed.

If REG is unable to respond to changes in ASTM or customer standards, REG’s ability to sell biodiesel may be harmed.

REG currently produces biodiesel to conform to or exceed standards established by ASTM. ASTM standards for biodiesel and biodiesel blends may be modified in response to new observations from the industries involved with diesel fuel. New tests or more stringent standards may require REG to make additional capital investments in, or modify, plant operations to meet these standards. In addition, some biodiesel customers have developed their own biodiesel standards which are stricter than the ASTM standards. If REG is unable to meet new ASTM standards or REG’s biodiesel customers’ standards cost effectively or at all, REG’s production technology may become obsolete, and its ability to sell biodiesel may be harmed, negatively impacting its revenues and profitability.

Increases in REG’s transportation costs or disruptions in its transportation services could have a material adverse effect on its business.

REG’s business depends on transportation services to deliver its products to its customers and to deliver raw materials to it. The costs of these transportation services are affected by the volatility in fuel prices, such as those caused by recent geopolitical and economic events. For example, in 2012, the market rates of leasing new rail cars nearly doubled as a result of increased demand to move domestically drilled crude oil from new supply fields in the upper Midwest to various refineries. REG has not been able in the past, and may not be able in the future, to pass along part or all of any of these increases to customers. If REG continues to be unable to increase its prices as a result of increased fuel costs charged to it by transportation providers, its gross margins may be materially adversely affected.

If any transportation providers fail to deliver raw materials to REG in a timely manner, it may be unable to manufacture products on a timely basis. Shipments of products and raw materials may be delayed due to weather conditions, strikes or other events. Any failure of a third-party transportation provider to deliver raw materials or products in a timely manner could harm REG’s reputation, negatively affect its customer relationships and have a material adverse effect on its business, financial condition and results of operations.

REG is dependent upon its key management personnel and the loss of any of these persons could adversely affect its results of operations.

REG is highly dependent upon key members of its management team for the execution of its business plan. REG believes that its future success is highly dependent on the contributions of these key employees. There can be no assurance that any individual will continue in his or her capacity for any particular period of time. The loss of any of these key employees could delay or prevent the achievement of REG’s business objectives and have a material adverse effect upon its results of operations and financial position.

REG and certain subsidiaries have indebtedness, which subjects it to potential defaults, could adversely affect its ability to raise additional capital to fund its operations and limits its ability to react to changes in the economy or the biodiesel industry.

At September 30, 2013, REG’s total long-term debt was $35.5 million. This includes consolidated long-term debt owed by REG’s Variable Interest Entities, or VIEs, including 416 South Bell, LLC, or Bell, LLC. In December 2011, certain of REG’s subsidiaries entered into a new revolving credit agreement with a bank group and Wells Fargo Capital Finance, LLC, which REG refers to as the Wells Fargo Revolver. At September 30, 2013, there was no balance outstanding under REG’s lines of credit, all of which REG guarantees.

All of the agreements for REG’s indebtedness contain financial covenants the breach of which would result in an event of default by REG or its subsidiary obligor. For a discussion of the financial covenants related to REG’s debt agreements, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity” in REG’s Quarterly Report on Form 10-Q for the three months ended September 30, 2013, which is incorporated by reference into this proxy statement/prospectus.

REG’s subsidiaries are required annually to pay a certain portion of REG’s excess cash flow at REG’s Danville and Newton facilities to their respective lenders, which reduces the cash flow that REG receives from these facilities.

REG’s indebtedness could:

•	require it to dedicate a substantial portion of its cash flow from operations to payments of principal, interest on, and other fees related to such indebtedness, thereby reducing the availability of its cash flow to fund working capital and capital expenditures, and for other general corporate purposes;

•	increase its vulnerability to general adverse economic and biodiesel industry conditions;

•	limit its flexibility in planning for, or reacting to, changes in its business and the biodiesel industry, which may place it at a competitive disadvantage compared to its competitors that have less debt; and

•	limit among other things, its ability to borrow additional funds.

Despite REG’s current debt levels, it and its subsidiaries may incur substantially more debt. This could exacerbate the risks associated with its substantial indebtedness.

REG and its subsidiaries may incur substantial additional debt in the future, including secured debt. REG and certain of its subsidiaries are not currently prohibited under the terms of its existing debt from incurring additional debt, pledging assets, refinancing its debt or taking a number of other actions that could diminish its ability to make payments thereunder. If new indebtedness is added to its current debt levels, the related risks that it and its subsidiaries now face could intensify.

REG has partially constructed four non-operational plants and planned plant upgrades that require capital that it may not be able to raise and an impairment could negatively impact its financial position, results of operations and future cash flows.

REG has four partially constructed or non-operational plants, one near New Orleans, Louisiana, one in Emporia, Kansas, one in Clovis, New Mexico and one near Atlanta, Georgia. REG may choose to invest approximately $145 to $160 million in the aggregate, excluding working capital requirements, before these plants would be able to commence production. REG’s Clovis plant is currently being operated as a terminal facility. In order to complete construction or upgrade these facilities as planned, REG will require additional capital. In November 2012, REG acquired a biodiesel facility near Atlanta, Georgia that had been idled prior to its acquisition and will remain so until certain repairs or upgrades are made. REG also has various upgrades planned for its operating facilities, including the upgrades it is currently undertaking at its Mason City, Iowa facility. While REG intends to finance certain upgrades to its existing facilities from its cash flow from operations, it may need to raise significant capital to complete construction of the four partially constructed or non-operational facilities and to fund related working capital requirements. It is uncertain when or if financing will be available. It is also likely that the terms of any project financing would include customary financial and other covenants restricting its project subsidiaries, including restrictions on the ability to make distributions, to guarantee indebtedness and to incur liens on the plants of such subsidiaries. REG also may engage in acquisitions of assets or facilities in the future that require significant investment to complete or operate including REG’s contemplated acquisition of substantially all of the assets of Syntroleum in connection with the asset sale, which assets include a 50% membership interest in Dynamic Fuels, which in turn owns the currently non-operational Geismar Facility. If it is unable to obtain such capital on satisfactory terms, or if such capital is otherwise unavailable, or if REG encounters cost overruns on these projects such that it has insufficient capital, it may have to postpone completion of these projects indefinitely, which may adversely affect its ability to implement its strategy and its future revenues and future cash flows.

REG may not successfully identify and complete acquisitions and other strategic relationships on favorable terms or achieve anticipated synergies relating to any such transactions, and integration of acquisitions may disrupt its business and management.

REG regularly reviews domestic and international acquisitions of biofuel production facilities and has acquired most of its facilities from third parties. However, REG may be unable to identify suitable acquisition candidates in the future. Even if REG identifies appropriate acquisition candidates, it may be unable to complete such acquisitions on favorable terms, if at all. In addition, REG may not realize the anticipated benefits of any or all of its past or future transactions and each transaction has numerous risks. These risks include:

•	difficulty in integrating the operations and personnel of the acquired company;

•	difficulty in effectively integrating the acquired technologies, products or services with its current technologies, products or services;

•	disruption of its ongoing business and distraction of its management and employees from other opportunities and challenges;

•	inability to achieve the financial and strategic goals for the acquired and combined businesses;

•	incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact its operating results;

•	the need to fund significant working capital requirements of any acquired production facilities;

•	potential failure of the due diligence processes to identify significant problems, liabilities or other shortcomings or challenges of an acquired company or technology, including but not limited to, issues with the acquired company’s intellectual property, product quality, environmental liabilities, data back-up and security, revenue recognition or other accounting practices, employee, customer or partner issues or legal and financial contingencies;

•	exposure to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition, including but not limited to, claims from terminated employees, customers, former stockholders or other third parties; and

•	incurring significant exit charges if products or services acquired in business combinations are unsuccessful.

In addition, one of REG’s strategic goals is to expand its biodiesel production capabilities into international markets. In the event REG expands its operations into international markets through acquisitions or otherwise,

REG may be exposed to additional risks, including unexpected changes in foreign laws and regulations, political and economic instability, challenges in managing foreign operations, increased costs to adapt its systems and practices to those used in foreign countries, export duties, currency fluctuations and restrictions, tariffs and other trade barriers, and the burdens of complying with a wide variety of foreign laws, each of which could have a material adverse effect on REG’s business, financial condition, results of operations and liquidity.

REG intends to pursue strategic initiatives to diversify its business that will require significant funding and management attention and these initiatives may not be successful.

REG is seeking opportunities to diversify its product lines, as a commercialization partner for companies engaged in the development of new advanced biofuels, by using its biorefinery platform to produce renewable chemicals from bio-mass feedstocks and by entering entirely new industries through acquisitions or otherwise, including through its contemplated acquisition of Syntroleum’s assets. There is no assurance that new technologies capable of economically producing advanced biofuels will be developed, that the developers of these technologies will select REG as their commercialization partner or that the terms of any such collaborative arrangement will be favorable to REG. Further, the renewable chemicals market is underdeveloped. Any chemicals that REG produces from renewable sources may not prove to be as effective as chemicals produced from petroleum or other sources and, regardless of their effectiveness, renewable chemicals may not be accepted in the chemical marketplace. Furthermore, REG may not be able to acquire companies in different industries at attractive valuations or at all. These strategic initiatives will require significant funding and management attention, and if REG is not successful in implementing them, REG’s financial condition and results of operations may be harmed.

REG may be obligated to redeem its Series B preferred stock beginning in 2015.

On June 30, 2015, each holder of the then-outstanding shares of Series B preferred stock may require that up to all of such holder’s shares of Series B preferred stock be redeemed by REG out of funds lawfully available at a price per share equal to $25 per share plus any accumulated and unpaid dividends. As of the date of this filing, the amount of this potential obligation would be approximately $3.6 million. In order to satisfy any redemption request, REG may need to use limited cash resources on hand, be required to borrow money, issue equity securities or sell assets to meet this obligation, which could impair REG’s working capital, reduce the funds necessary to operate and grow its business, involve significant dilution to holders of REG’s common stock or require the disposition of REG’s key assets. If REG is subject to a redemption request, it could have a material adverse effect on its financial condition, results of operations and cash flows, and cause the price of its common stock to decline.

REG’s business is subject to seasonal fluctuations, which are likely to cause its revenues and operating results to fluctuate.

REG’s operating results are influenced by seasonal fluctuations in the price of and demand for biodiesel. REG’s sales tend to decrease during the winter season due to perceptions that biodiesel will not perform adequately in colder weather. Colder seasonal temperatures can cause the higher cloud point biodiesel REG makes from inedible animal fats to become cloudy and eventually gel at a higher temperature than petroleum-based diesel or lower cloud point biodiesel made from soybean, canola, used cooking oil or inedible corn oil. Such gelling can lead to plugged fuel filters and other fuel handling and performance problems for customers and suppliers. Reduced demand in the winter for REG’s higher cloud point biodiesel may result in excess supply of such higher cloud point biodiesel and lower prices for such higher cloud point biodiesel. In addition, most of REG’s production facilities are located in colder Midwestern states and its costs of shipping biodiesel to warmer climates generally increase in cold weather months.

In addition, REG’s RINs also have an element of seasonality to them. Since only 20% of an Obligated Party’s annual RVO can be satisfied by prior year RINs, most RINs must come from biofuel produced or imported during the RVO year. As a result, one would expect RIN prices to decrease as the calendar year progresses if the RIN market is oversupplied compared to that year’s RVO and increase if it is undersupplied. For example, in 2012, which had a RVO for biomass-based diesel of one billion gallons, biomass-based diesel RIN prices, as reported by OPIS, began to decrease in September when biomass-based diesel RIN generation neared the equivalent of 900 million gallons, as reported by EMTS. Similarly, in September of 2013 when biomass-based diesel RIN generation reached approximately 960 million gallons, biomass-based diesel RIN prices, as reported by OPIS, began to decline. As a result of these seasonal fluctuations, comparisons of operating measures between consecutive quarters may not be as meaningful as comparisons between longer reporting periods.

Failure to comply with governmental regulations, including EPA requirements relating to RFS2, could result in the imposition of penalties, fines, or restrictions on REG’s operations and remedial liabilities.

The biodiesel industry is subject to extensive federal, state and local laws and regulations related to the general population’s health and safety and compliance and permitting obligations, including those related to the use, storage, handling, discharge, emission and disposal of municipal solid waste and other waste, pollutants or hazardous substances, discharges, air and other emissions, as well as land use and development. Existing laws also impose obligations to clean up contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. Compliance with these laws, regulations and obligations could require substantial capital expenditures. Failure to comply could result in the imposition of penalties, fines or restrictions on operations and remedial liabilities. These costs and liabilities could adversely affect REG’s operations.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require REG to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on REG’s business in general and on its results of operations, competitive position or financial condition. REG is unable to predict the effect of additional environmental laws and regulations which may be adopted in the future, including whether any such laws or regulations would significantly increase its cost of doing business or affect its operations in any area.

Under certain environmental laws and regulations, REG could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether REG was responsible for the release or contamination, or if current or prior operations were conducted consistent with accepted standards of practice. Such liabilities can be significant and, if imposed, could have a material adverse effect on REG’s financial condition or results of operations.

In addition to the regulations mentioned above, REG is subject to various laws and regulations related to RFS2, most significantly regulations related to the generation and dissemination of RINs. These regulations are highly complex and evolving, requiring REG to periodically update its compliance systems. For example, in 2008, REG unintentionally generated duplicate RINs as a result of a change to the software it uses to manage RIN generation. REG voluntarily reported this violation to the EPA and followed EPA guidance in correcting the issue promptly. In 2011, REG entered into an administrative settlement agreement with the EPA regarding this violation and paid a fine for this inadvertent violation. Any violation of these regulations by REG, inadvertently or otherwise, could result in significant fines and harm REG’s customers’ confidence in the RINs REG issues, either of which could have a material adverse effect on REG’s business.

In response to certain cases of RIN fraud whereby biodiesel producers were selling biomass-based diesel RINs without having produced the required renewable fuel, the EPA is in the process of implementing a quality assurance program for RIN compliance. Compliance with these or any new regulations or Obligated Party verification procedures could require significant expenditures to attain and maintain compliance. Failure to comply could result in the imposition of penalties, fines, restrictions on operations, loss of customers and remedial liabilities. These costs and liabilities may have a material adverse effect on REG’s business in general and on its results of operations, competitive position or financial condition. REG is unable to predict the effect of any additional regulatory or customer requirements which may be adopted in the future, including whether any such regulations or verification procedures would significantly increase its cost of doing business or affect REG’s operations in any area.

REG is a holding company and there are limitations on its ability to receive dividends and distributions from its subsidiaries.

All of REG’s principal assets, including its biodiesel production facilities, are owned by subsidiaries and some of these subsidiaries are subject to loan covenants that generally restrict them from paying dividends, making distributions or making loans to REG or to any other subsidiary. These limitations will restrict REG’s ability to repay indebtedness, finance capital projects or pay dividends to stockholders from REG’s subsidiaries’ cash flows from operations.

REG’s business may suffer if it is unable to attract or retain talented personnel.

REG’s success depends on the abilities, expertise, judgment, discretion, integrity, and good faith of its management and employees to manage the business and respond to economic, market and other conditions. REG has a relatively small management team and employee base, and the inability to attract suitably qualified replacements or additional staff could adversely affect its business. No assurance can be given that its management team or employee base will continue their employment, or that replacement personnel with comparable skills could be found. If REG is unable to attract and retain key personnel and additional employees, its business may be adversely affected.

If REG fails to maintain effective internal control over financial reporting, REG might not be able to report its financial results accurately or prevent fraud; in that case, REG’s stockholders could lose confidence in its financial reporting, which would harm its business and could negatively impact the value of its stock.

Effective internal controls are necessary for REG to provide reliable financial reports and prevent fraud. The process of maintaining REG’s internal controls may be expensive and time consuming and may require significant attention from management. Although REG has concluded as of December 31, 2012 that its internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm REG’s results of operations or cause it to fail to meet its reporting obligations. If REG or its independent registered public accounting firm discover a material weakness, the disclosure of that fact could harm the value of REG’s stock and business.

A natural disaster, leak, fire or explosion at any of REG’s production plants or customer’s facilities could increase its costs and liabilities.

Because biodiesel and some of its inputs and outputs are combustible and flammable, a leak, fire or explosion may occur at a plant or customer’s facility which could result in damage to the plant and nearby properties, injury to employees and others, and interruption of operations. In addition, REG’s Houston facility, due to its coastal location, is vulnerable to hurricanes, which may cause plant damage, injury to employees and others and interruption of operations and all of REG’s plants could incur damage from other natural disasters. A majority of REG’s facilities are also located in the Midwest, which is subject to tornado activity. If any of the foregoing events occur, REG may incur significant additional costs including, among other things, loss of profits due to unplanned temporary or permanent shutdowns of its facilities, clean-up costs, liability for damages or injuries, legal expenses, and reconstruction expenses, which would seriously harm REG’s results of operations and financial condition.

REG’s insurance may not protect it against its business and operating risks.

REG maintains insurance for some, but not all, of the potential risks and liabilities associated with its business. For some risks, REG may not obtain insurance if it believes the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance policies may become unavailable or available only for reduced amounts of coverage. As a result, REG may not be able to renew its existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. Although REG intends to maintain insurance at levels it believes are appropriate for its business and consistent with industry practice, REG will not be fully insured against all risks. In addition, pollution, environmental risks and the risk of natural disasters generally are not fully insurable. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on REG’s financial condition and results of operations.

Confidentiality agreements with employees and others may not adequately prevent disclosures of confidential information, trade secrets and other proprietary information.

REG relies in part on trade secret protection to protect REG’s confidential and proprietary information and processes. However, trade secrets are difficult to protect. REG has taken measures to protect its trade secrets and proprietary information, but these measures may not be effective. For example, REG requires new employees and consultants to execute confidentiality agreements upon the commencement of their employment or consulting arrangement with it. These agreements generally require that all confidential information developed by the individual or made known to the individual by REG during the course of the individual’s relationship with REG be kept confidential and not disclosed to third parties. These agreements also generally provide that knowhow and inventions conceived by the individual in the course of rendering services to REG are its exclusive property. Nevertheless, these agreements may be breached, or may not be enforceable, and REG’s proprietary information may be disclosed. Further, despite the existence of these agreements, third parties may independently develop substantially equivalent proprietary information and techniques. Accordingly, it may be difficult for REG to protect its trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of REG’s proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect REG’s competitive business position.

Moreover, REG cannot assure you that its technology does not infringe upon any valid claims of patents that other parties own. In the future, if REG is found to be infringing on a patent owned by a third party, it might have to seek a license from such third party to use the patented technology. REG cannot assure you that, if required, it would be able to obtain such a license on terms acceptable to it, if at all. If a third party brought a legal action against REG or its licensors, REG could incur substantial costs in defending itself, and it cannot assure you that such an action would be resolved in its favor. If such a dispute were to be resolved against REG, REG could be subject to significant damages.

Insiders have significant ownership positions and will continue to be able to exercise influence over corporate matters.

One of REG’s pre-initial public offering investors, West Central Cooperative, beneficially owns approximately 8.2% of REG’s common stock, and as a result has substantial influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of REG or its assets. In addition, two of REG’s directors are affiliated with West Central Cooperative. This concentration of ownership could limit other stockholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over REG.

In the event REG enters into new construction contracts, it may be exposed to a variety of risks that could affect its ability to realize profit.

While REG’s construction services management business has had only limited external operations over the last three years, REG intends to continue to pursue opportunities to provide these services. Substantially all of REG’s revenues from its new facility construction services business have been derived from fixed unit price contracts. Fixed unit price contracts require REG to perform the contract for a fixed unit price irrespective of its actual costs. As a result, REG realizes a profit on these contracts only if it and its subcontractors successfully estimate its costs and then successfully control actual costs and avoid cost overruns. Further, REG has historically subcontracted substantially all of its construction work to various engineering and construction companies on a time and materials, rather than fixed, basis. As a result, REG has less control over the largest component of its plant construction costs and the risk of cost overruns generally falls on REG rather than its subcontractors. If REG or its subcontractors do not perform a contract within cost estimates, then cost overruns may cause REG to incur losses or cause the contract not to be as profitable as REG initially expected. This, in turn, could negatively affect REG’s cash flow, earnings and financial position. As REG has acquired assets and begun consolidating the industry, its construction services management business has almost exclusively been focused on internal intercompany projects.

If REG or its subcontractors perform extra or change order work that is not approved by the customer in advance, REG may have a dispute with the customer over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may result in REG not receiving payment for all or a significant portion of work that REG or its subcontractors have performed. Even where the customer agrees to pay for the extra work, REG may be required to fund the cost of that work for a lengthy period of time until the change order is approved and paid by the customer. To the extent actual recoveries with respect to change orders or amounts subject to contract disputes or claims are less than the estimates used in REG’s financial statements, the amount of any shortfall will reduce its revenues and profits, and this could have a material adverse effect on REG’s working capital and results of operations.

Risks Related to the Biodiesel Industry

The market price of biodiesel is influenced by the price of petroleum-based distillate fuels, such as ultra-low sulfur diesel, and decreases in the price of petroleum-based distillate fuels or RIN values would very likely decrease the price REG can charge for its biodiesel, which could harm REG’s revenues and profitability.

Historically, biodiesel prices have been strongly correlated to petroleum-based diesel prices and in particular ULSD, regardless of the cost of producing biodiesel itself. REG markets its biofuel as an alternative to petroleum-based fuels. Therefore, if the price of petroleum-based diesel falls, the price of biodiesel could decline, and REG may be unable to produce products that are an economically viable alternative to petroleum-based fuels. Petroleum prices are volatile due to global factors, such as the impact of wars, political uprisings, OPEC production quotas, worldwide economic conditions, changes in refining capacity and natural disasters. Additionally, demand for liquid transportation fuels, including biodiesel, is impacted by economic conditions.

Just as a small reduction in the real or anticipated supply of crude oil can have a significant upward impact on the price of petroleum-based fuels, a perceived reduction of such threats can result in a significant reduction in petroleum-based fuel prices. A reduction in petroleum-based fuel prices may have a material adverse effect on REG’s revenues and profits if such price decrease reduces the price REG is able to charge for its biodiesel.

There was a sharp decline in RIN prices during third quarter 2012 that carried through the end of 2012. During this period, RIN pricing declined from $1.17 per RIN at June 30, 2012 to $0.64 per RIN at December 31, 2012, as reported by OPIS, which contributed to the decline in price of biodiesel. RIN prices declined from $1.09 per RIN at July 1, 2013 to $0.35 per RIN at December 31, 2013, as reported by OPIS. A reduction in RIN values, such as those experienced in the second half of 2012 and 2013, may have a material adverse effect on REG’s revenues and profits as such price decrease reduce the price REG is able to charge for its biodiesel.

REG operates in a highly competitive industry and competition in its industry would increase if new participants enter the biodiesel business.

REG operates in a very competitive environment. The biodiesel industry is primarily comprised of smaller entities that engage exclusively in biodiesel production, large integrated agribusiness companies that produce biodiesel along with their soybean crush businesses and increasingly, integrated petroleum companies. REG faces competition for capital, labor, feedstocks and other resources from these companies. In the United States, REG competes with soybean processors and refiners, including Archer-Daniels-Midland Company, LLC, Cargill, Inc. and Louis Dreyfus Commodities. In addition, petroleum refiners are increasingly entering into biodiesel and renewable diesel production. These and other competitors that are divisions of larger enterprises may have greater financial resources than REG does. REG also has many smaller competitors. If REG’s competitors consolidate or otherwise grow and it is unable to similarly increase its scale, its business and prospects may be significantly and adversely affected.

In addition, petroleum companies and diesel retailers form the primary distribution networks for marketing biodiesel through blended petroleum-based diesel. If these companies increase their direct or indirect biodiesel and renewable diesel production, there will be less of a need to purchase biodiesel from independent biodiesel producers like REG. Such a shift in the market would materially harm REG’s operations, cash flows and financial position.

The development of alternative fuels and energy sources may reduce the demand for biodiesel, resulting in a reduction in REG’s revenues and profitability.

The development of alternative fuels, including a variety of energy alternatives to biodiesel has attracted significant attention and investment. Neste Oil operates four renewable diesel plants: a 240 million gallon per year plant in Singapore, a 240 million gallon per year plant in Rotterdam, Netherlands, and two 60 million gallon per year plants in Porvoo, Finland. Diamond Green Diesel, LLC has completed construction and commenced operations of its 137 million gallon per year renewable diesel plant in Norco, Louisiana in 2013. Under RFS2, renewable diesel made from biomass meets the definition of biomass-based diesel and thus is eligible, along with biodiesel, to satisfy the RFS2 biomass-based diesel requirement described in “Business—Government Programs Favoring Biodiesel Production and Use” in REG’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this proxy statement/prospectus. Furthermore, under RFS2, renewable diesel may receive up to 1.7 RINs per gallon, whereas biodiesel currently receives 1.5 RINs per gallon. As the value of RINs increases, this 0.2 RIN advantage may make renewable diesel more cost-effective, both as a petroleum-based diesel substitute and for meeting RFS2 requirements. If renewable diesel proves to be more cost-effective than biodiesel, REG’s revenues and results of operations would be adversely impacted.

In addition, the EPA may allow other fuels to satisfy the RFS2 requirements and allow RINs to be attached to these fuels. The EPA recently adopted regulations to amend the definition of “Home Heating Oil” under RFS2, which expands the scope of fuels eligible to generate RINs. This will increase competition within heating oil markets by introducing fuels that generate more RINs (i.e., cellulosic diesel) and may be more cost competitive than biodiesel utilized as heating oil.

The biodiesel industry will also face increased competition resulting from the advancement of technology by automotive, industrial and power generation manufacturers which are developing more efficient engines, hybrid engines and alternative clean power systems. Improved engines and alternative clean power systems offer a technological solution to address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns. If and when these clean power systems are able to offer significant efficiency and environmental benefits and become widely available, the biodiesel industry may not be able to compete effectively with these technologies and government requirements for the use of biodiesel may not continue.

The development of alternative fuels and renewable chemicals also puts pressure on feedstock supply and availability to the biodiesel industry. If these emerging technologies compete with biodiesel for feedstocks, are more profitable or have greater governmental support than biodiesel does, then the biodiesel industry may have difficulty in procuring the feedstocks necessary to be successful.

Increased industry-wide production of biodiesel could have a negative effect on REG’s margins and there remains excess production capacity in the biodiesel industry.

According to EPA EMTS data, approximately 1.1 billion gallons of biomass-based diesel RINs were generated in 2011, 1.14 billion gallons were generated in 2012 and approximately 1.59 billion gallons have been generated in 2013 through November 30, 2013, the most recent monthly data available. Such production was in excess of the 800 million gallon RFS2 requirement for 2011, the one billion gallon requirement for 2012, and the 1.28 billion requirement for 2013. Should biodiesel production continue to remain above RFS2 required volumes, the resulting supply could put downward pressure on REG’s margins for biodiesel, negatively affecting REG’s profitability.

Under RFS2, Obligated Parties are entitled to satisfy up to 20% of their annual volume requirement for any given year with gallons used in the previous year so long as they are in compliance with the RFS2. EMTS data indicates that Obligated Parties may have carried over approximately 200 million gallons of biomass-based diesel RINs from 2012 into 2013. As an illustrative example, according to EMTS data, biomass-based diesel was produced and imported into the U.S. at average rate of 170 million gallons per month for September, October and November of 2013, the last three months of available EMTS data. If that rate is maintained in December of 2013, approximately 1.76 billion gallons of biomass-based diesel RINs could be generated in 2013. Adding the 2012 carry-over to the 2013 RIN generation, would result in an estimated total biomass-based diesel RIN availability of approximately 1.96 billion gallons, which is approximately 680 million gallons more than required to satisfy the 1.28 billion gallon 2013 biomass-based diesel RVO. The proposed 2014 biomass-based diesel RVO is 1.28 billion gallons, and if adopted would limit the 2014 carryover to 256 million gallons, or 20% of 1.28 billion, thus resulting in an excess supply of 424 million gallons of biomass-based diesel RINs. These excess RINs can be used to fulfill the advanced biofuel RVO or the renewable fuel RVO. If the volume of excess biomass-based diesel RINs exceeds the volume the Obligated Parties desire to use to fulfill their advanced biofuel and renewable fuel requirements, the demand for and price of REG’s biodiesel and biomass-based diesel RINs may be reduced, which could harm its revenues and cash flows. Many biodiesel plants in the United States do not currently operate, and of those that do, many do not operate at full capacity. According to the National Biodiesel Board, or NBB, as of September 12, 2012, 2.7 billion gallons per year of biodiesel production capacity in the United States were registered under the RFS2 program by NBB members. In addition to this amount, several hundred more gallons of U.S. based biomass-based diesel production capacity was registered by non-NBB members and another 1.2 billion gallons of biomass-based diesel production was registered by foreign producers. Furthermore, plants under construction and expansion in the United States as of December 31 2011, if completed, could add an additional several hundred million gallons of annual biodiesel production capacity. The annual production capacity of existing plants and plants under construction far exceeds both historic consumption of biodiesel in the United States and required consumption under RFS2. If this excess production capacity was fully utilized for the U.S. market, it would increase competition for REG’s feedstocks, increase the volume of biomass-based diesel on the market and may reduce biodiesel gross margins, harming REG’s revenues and profitability.

The European Commission has imposed anti-dumping and countervailing duties on biodiesel blends imported into Europe, which have effectively eliminated REG’s ability to sell those biodiesel blends in Europe.

In March 2009, as a response to the federal blenders tax credit, the European Commission imposed anti-dumping and anti-subsidy tariffs on biodiesel produced in the United States. These tariffs have effectively eliminated European demand for 20% biodiesel blends, or B20, or higher imported from the United States. The European Commission has extended these tariffs through 2014. In May 2011, the European Commission imposed similar anti-dumping and countervailing duties on biodiesel blends below B20. These duties significantly increase the price at which REG and other United States biodiesel producers will be able to sell such biodiesel blends in European markets, making it difficult or impossible to compete in the European biodiesel market. These anti-dumping and countervailing duties therefore decrease the demand for biodiesel produced in the United States and increase the supply of biodiesel available in the United States market. Such market dynamics may negatively impact REG’s revenues and profitability.

If automobile manufacturers and other industry groups express reservations regarding the use of biodiesel, REG’s ability to sell biodiesel will be negatively impacted.

Because it is a relatively new product, research on biodiesel use in automobiles is ongoing. While most heavy duty automobile manufacturers have approved blends of up to 20% biodiesel, some industry groups have recommended that blends of no more than 5% biodiesel be used for automobile fuel due to concerns about fuel quality, engine performance problems and possible detrimental effects of biodiesel on rubber components and other engine parts. Although some manufacturers have encouraged use of biodiesel fuel in their vehicles, cautionary pronouncements by other manufacturers or industry groups may impact REG’s ability to market its biodiesel.

Perception about “food vs. fuel” could impact public policy which could impair REG’s ability to operate at a profit and substantially harm its revenues and operating margins.

Some people believe that biodiesel may increase the cost of food, as some feedstocks such as soybean oil used to make biodiesel can also be used for food products. This debate is often referred to as “food vs. fuel.” This is a concern to the biodiesel industry because biodiesel demand is heavily influenced by government policy and if public opinion were to erode, it is possible that these policies would lose political support. These views could also negatively impact public perception of biodiesel. Such claims have led some, including members of Congress, to urge the modification of current government policies which affect the production and sale of biofuels in the United States.

Concerns regarding the environmental impact of biofuel production could affect public policy which could impair REG’s ability to operate at a profit and substantially harm its revenues and operating margins.

Under the EISA, the EPA is required to produce a study every three years of the environmental impacts associated with current and future biofuel production and use, including effects on air and water quality, soil quality and conservation, water availability, energy recovery from secondary materials, ecosystem health and biodiversity, invasive species and international impacts. The first such triennial report was released in February 2012. The 2012 report concludes that (1) the extent of negative impacts to date are limited in magnitude and are primarily associated with the intensification of corn production; (2) whether future impacts are positive or negative will be determined by the choice of feedstock, land use change, cultivation and conservation practices; and (3) realizing potential benefits will require implementation and monitoring of conservation and best management practices, improvements in production efficiency, and implementation of innovative technologies at commercial scales. Should future EPA triennial studies, or other analyses find that biofuel production and use has resulted in, or could in the future result in, adverse environmental impacts, such findings could also negatively impact public perception of biofuel and acceptance of biofuel as an alternative fuel, which also could result in the loss of political support.

To the extent that state or federal laws are modified or public perception turns against biofuels, use requirements such as RFS2 and state tax incentives may not continue, which could materially harm REG’s ability to operate profitably.

Problems with product performance, in cold weather or otherwise, could cause consumers to lose confidence in the reliability of biodiesel which, in turn, would have an adverse impact on REG’s ability to successfully market and sell biodiesel.

Concerns about the performance of biodiesel could result in a decrease in customers and revenues and an unexpected increase in expenses. Biodiesel typically has a higher cloud point than petroleum-based diesel. The cloud point is the temperature below which a fuel exhibits a noticeable cloudiness and is the conventional indicator of a fuel’s potential for cold weather problems. The lower the cloud point, the better the fuel should perform in cold weather. According to an article published by Iowa State University Extension, the cloud point of biodiesel is typically between 30 °F and 60 °F, while the cloud point of the most common form of pure petroleum-based diesel fuel is typically less than 20 °F. It is REG’s experience that when biodiesel is mixed with pure petroleum-based diesel to make a two percent biodiesel blend, the cloud point of the blended fuel can be 2 °F to 6 °F higher than petroleum-based diesel and the cloud point of a twenty percent biodiesel blend can be 15 °F to 35 °F higher than petroleum based diesel, depending on the individual cloud points of the biodiesel and petroleum-based diesel. Cold temperatures can therefore cause biodiesel blended fuel to become cloudy and eventually to gel when pure petroleum-based diesel would not, and this can lead to plugged fuel filters and other fuel handling and performance problems for customers and suppliers. The consequences of these higher cloud points may cause demand for biodiesel in northern and eastern United States markets to diminish during the colder months, which are the primary markets in which REG currently operates.

The tendency of biodiesel to gel in colder weather may also result in long-term storage problems. In cold climates, fuel may need to be stored in a heated building or heated storage tanks, which result in higher storage costs. This and other performance problems, including the possibility of particulate formation above the cloud point of a blend of biodiesel and petroleum-based diesel, may also result in increased expenses as REG tries to remedy these performance problems, including the costs of extra cold weather treatment additives. Remedying these performance problems may result in decreased yields, lower process throughput or both, as well as substantial capital costs. Any reduction in the demand for REG’s biodiesel product, or the production capacity of REG’s facilities will reduce its revenues and have an adverse effect on its cash flows and results of operations.

Growth in the sale and distribution of biodiesel is dependent on the expansion of related infrastructure which may not occur on a timely basis, if at all, and REG’s operations could be adversely affected by infrastructure limitations or disruptions.

Growth in the biodiesel industry depends on substantial development of infrastructure for the distribution of biodiesel. Substantial investment required for these infrastructure changes and expansions may not be made on a timely basis or at all. The scope and timing of any infrastructure expansion are generally beyond REG’s control. Also, REG competes with other biofuel companies for access to some of the key infrastructure components such as pipeline and terminal capacity. As a result, increased production of biodiesel or other biofuels will increase the demand and competition for necessary infrastructure. Any delay or failure in expanding distribution infrastructure could hurt the demand for or prices of biodiesel, impede delivery of REG’s biodiesel, and impose additional costs, each of which would have a material adverse effect on REG’s results of operations and financial condition. REG’s business will be dependent on the continuing availability of infrastructure for the distribution of increasing volumes of biodiesel and any infrastructure disruptions could materially harm REG’s business.

REG may face competition from imported biodiesel and renewable diesel, which may reduce demand for biodiesel produced by REG and cause REG’s revenues to decline.

Biodiesel and renewable diesel imports into the United States have increased significantly and compete with United States produced biodiesel. The imported fuels may benefit from production incentives or other financial incentives in their home countries that offset some of their production costs and enable them to profitably sell biodiesel or renewable diesel in the United States at lower prices than United States-based biodiesel producers. Under RFS2, imported biodiesel and renewable diesel is eligible and, therefore, competes to meet the volumetric requirements for biomass-based diesel. If imports continue to increase, this could make it more challenging for REG to market or sell biodiesel in the United States, which would have a material adverse effect on REG’s revenues. Imported biodiesel that does not qualify under RFS2, also competes in jurisdictions where there are biodiesel blending requirements.

Nitrogen oxide emissions from biodiesel may harm its appeal as a renewable fuel and increase costs.

In some instances biodiesel may increase emissions of nitrogen oxide as compared to petroleum-based diesel fuel, which could harm air quality. Nitrogen oxide is a contributor to ozone and smog. New Technology Diesel Engines eliminate any such increase. Emissions from older vehicles while the fleet turns over may decrease the appeal of biodiesel to environmental groups and agencies who have been historic supporters of the biodiesel industry, potentially harming REG’s ability to market its biodiesel.

In addition, several states may act to regulate potential nitrogen oxide emissions from biodiesel. California is in the process of formulating biodiesel regulations that may also require such an additive. In states where such an additive is required to sell biodiesel, the additional cost of the additive may make biodiesel less profitable or make biodiesel less cost competitive against petroleum-based diesel or renewable diesel, which would negatively impact REG’s ability to sell its products in such states and therefore have an adverse effect on its revenues and profitability.

Several biofuels companies throughout the United States have filed for bankruptcy over the last several years due to industry and economic conditions.

Unfavorable worldwide economic conditions, lack of credit and volatile biofuel prices and feedstock costs have likely contributed to the necessity of bankruptcy filings by biofuel producers. REG’s business has been, and in the future may be, negatively impacted by the industry conditions that influenced the bankruptcy proceedings of other biofuel producers, or REG may encounter new competition from buyers of distressed biodiesel properties who enter the industry at a lower cost than original plant investors.

Risks Related to REG’s Common Stock

The market price for REG’s common stock may be volatile.

Although there is currently an active and liquid trading market for REG common stock, the market price for REG’s common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in its financial condition and operating results;

•	changes in the performance or market valuations of other companies engaged in its industry;

•	issuance of new or updated research reports by securities or industry analysts;

•	changes in financial estimates by it or of securities or industry analysts;

•	investors’ general perception of it and the industry in which it operates;

•	changes in the political climate in the industry in which it operates, existing laws, regulations and policies applicable to its business and products, including RFS2, and the continuation or adoption or failure to continue or adopt renewable energy requirements and incentives, including the blenders tax credit;

•	other regulatory developments in its industry affecting it, its customers or its competitors;

•	announcements of technological innovations by it or its competitors;

•	announcement or expectation of additional financing efforts, including sales or expected sales of additional common stock;

•	additions or departures of key management or other personnel;

•	litigation;

•	inadequate trading volume;

•	general market conditions in its industry; and

•	general economic and market conditions, including continued dislocations and downward pressure in the capital markets.

In addition, stock markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may have material adverse effect on the market price of REG’s common stock.

REG may issue additional common stock as consideration for future investments or acquisitions.

REG has issued in the past, and may issue in the future, its securities in connection with investments and acquisitions. The amount of its common stock or securities convertible into or exchangeable for its common stock issued in connection with an investment or acquisition could constitute a material portion of its then outstanding common stock.

REG has never paid dividends on its common stock and it does not anticipate paying any cash dividends on its common stock in the foreseeable future.

REG has paid no cash dividends on any of its classes of common stock to date, has contractual restrictions against paying cash dividends on its common stock and currently expects to retain its future earnings to fund the development and growth of its business. In addition, holders of REG’s Series B preferred stock are entitled to receive cumulative dividends semi-annually in arrears on June 30 and December 30 of each year at an annual rate of $1.125 per share. REG may, at its option, defer a regularly scheduled dividend payment on the Series B preferred stock and instead pay accumulated and unpaid dividends on the following dividend payment date, however, REG may only defer two such dividend payments and may not defer consecutive dividend payments. REG may pay any dividend in cash, by delivering shares of REG common stock, or through any combination of cash and shares of common stock. Unless all accumulated and unpaid dividends on the Series B preferred stock are paid in full, REG may not pay any dividends on other shares of its capital stock. As a result, stockholders must look solely to appreciation of REG’s common stock to realize a gain on their investment. This appreciation may not occur. Investors seeking cash dividends should not invest in REG’s common stock.

Delaware law and REG’s amended and restated certificate of incorporation and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in REG’s amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in REG’s management. These provisions include the following:

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of the board of directors to alter REG’s bylaws without obtaining stockholder approval;

•	the ability of the board of directors to issue, without stockholder approval, up to 10,000,000 shares of REG’s preferred stock with rights set by the board of directors, which rights could be senior to those of common stock;

•	a classified board;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal REG’s bylaws or amend or repeal the provisions of REG’s amended and restated certificate of incorporation regarding the classified board, the election and removal of directors and the ability of stockholders to take action by written consent; and

•	the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

In addition, because REG is incorporated in Delaware, it is governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL. These provisions may prohibit or restrict large stockholders, in particular those owning 15% or more of REG’s outstanding voting stock, from merging or combining with REG.

These provisions in REG’s amended and restated certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of REG’s common stock in the future and result in REG’s market price being lower than it would without these provisions.

If securities or industry analysts issue an adverse or misleading opinion regarding REG’s stock or do not publish research or reports about its business, its stock price and trading volume could decline.

The trading market for REG’s Common Stock relies in part on the research and reports that equity research analysts publish about REG and its business. It is difficult for companies such as REG to attract independent equity research analysts to cover its common stock. REG does not control these analysts or the content and opinions included in their reports. The price of REG’s common stock could decline if one or more equity research analysts downgrade its common stock or if those analysts issue other unfavorable commentary or cease publishing reports about REG or its business. Although there is currently an active and liquid trading market for REG common stock, if one or more equity research analysts ceases coverage of REG, it could lose visibility in the market, which in turn could cause its stock price to decline and the market for REG common stock to become illiquid.

Risk Factors Relating to Syntroleum

Risks Relating to Syntroleum’s Technology

Syntroleum might not successfully commercialize its technology, and commercial-scale plants based Syntroleum’s proprietary processes may never be successfully constructed or operated by Syntroleum or its licensees.

Syntroleum does not have significant experience managing the financing, design, construction or operation of commercial-scale plants, and it may not be successful in doing so. Although currently not operating, the Geismar Facility owned by Dynamic Fuels is Syntroleum’s first commercial scale plant to be operational at any point in time based on its Bio-Synfining® technology. The Geismar Facility has never achieved profitability or operated at full design capacity on a continuous basis for an extended length of time.

No commercial-scale plant based on Synfining® technology has been operational to date and a commercial-scale plant based on Synfining® technology may never be successfully built either by Syntroleum or by its licensees. Success in commercializing Synfining® technology depends on Syntroleum’s licensees’ ability to economically design, construct and operate commercial-scale plants, which depends on a variety of factors, many of which are outside Syntroleum’s control.

Each of Syntroleum’s licensees will determine whether Syntroleum issues any plant site licenses to them. In addition, Syntroleum’s license agreements may be terminated by the licensee, with or without cause and without penalty, upon 90 days’ notice to Syntroleum. If Syntroleum does not receive payments under its license agreements, it may not have sufficient resources to implement its business strategy. Syntroleum’s licensees, other than Dynamic Fuels, are not restricted from pursuing alternative technologies on their own or in collaboration with others, including Syntroleum’s competitors.

Commercial-scale plants based on the Syntroleum technologies might not produce results necessary for success, including results demonstrated on a laboratory, pilot plant and demonstration basis.

A variety of factors may impact the successful commercialization of Syntroleum’s technologies at a commercial plant, and may cause the results demonstrated in research and development efforts not to be replicated in a commercial plan. These factors include:

•	the use of feedstocks that are not consistent with the specifications of feedstocks used in research and development efforts, including feedstocks that have impurities, adulterants and/or contaminants requiring additional pretreatment or for which no pretreatment process is available;

•	feedstock supply interruptions;

•	failure of third party suppliers, contractors or technologies to deliver feedstocks, goods and/or services on specification;

•	catalyst activity (of all types) that are less than design basis which would require an increase in the amount of catalyst, and/or number of reactors required to produce at the design rate resulting in increased capital and operating costs;

•	shorter than anticipated catalyst life, which would require more frequent catalyst regeneration, catalyst replacements, or both, thereby increasing operating costs;

•	excessive production of gaseous or light hydrocarbons compared to design basis, which would lower the amount of desirable hydrocarbons produced, and reduce revenues and margins;

•	inability of third-party gasification and synthesis gas clean-up technology integrated into the Syntroleum processes to produce on specification synthesis gas adequate for economic operation of a FT plant; and

•	longer project cycles and/or higher than anticipated capital and operating costs including feedstock costs.

In addition, Syntroleum has encountered, and future plants could experience, mechanical difficulties related or unrelated to elements of Syntroleum technologies, including difficulties resulting from damage caused by contaminants, impurities and adulterants in renewable feedstocks.

Many of Syntroleum’s competitors have significantly more resources than Syntroleum does, and technologies developed by competitors could become more commercially successful than Syntroleum’s or render Syntroleum’s technologies obsolete.

Development and commercialization of FT and renewable fuels technologies is highly competitive, and other technologies could become more commercially successful than Syntroleum’s. Syntroleum’s technologies are based on chemistry that has been used by several companies in synthetic fuel projects over the past 60 years. Syntroleum’s competitors include major integrated oil companies as well as independent technology providers that have developed or are developing competing technologies. These companies typically have significantly more resources than Syntroleum does.

As Syntroleum’s competitors continue to develop competing technologies, one or more of Syntroleum’s current technologies could become obsolete. Syntroleum’s ability to create and maintain technological advantages is critical to its future success. As new technologies develop, Syntroleum may be placed at a competitive disadvantage forcing it to implement new technologies at a substantial cost. Syntroleum may not be able to successfully develop or expend the financial resources necessary to acquire or develop new technology.

Syntroleum’s ability to protect its intellectual property rights involves complexities and uncertainties and commercialization of its technologies could give rise to claims that its technology infringes upon the rights of others.

Syntroleum’s success depends on its ability to protect its intellectual property rights and open art rights, which involves complex legal and scientific uncertainties. Syntroleum relies on a combination of patents, copyrights, trademarks, trade secrets and contractual restrictions to protect its proprietary rights. Patents may not be granted, and Syntroleum’s existing patents might not provide it with commercial benefit or might be infringed upon, invalidated or circumvented by others. The availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, is often difficult to predict and vary significantly from country to country. Syntroleum, its licensors, or its licensees may choose not to seek, or may be unable to obtain, patent protection in a country that could potentially be an important market for its technologies. The confidentiality agreements that are designed to protect Syntroleum’s trade secrets could be breached, and it might not have adequate remedies for the breach. Additionally, Syntroleum’s trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

Commercialization of Syntroleum’s technologies may give rise to claims that its technologies infringe upon the patents or proprietary rights of others. Syntroleum is currently involved in litigation concerning alleged infringement claims. Syntroleum may not become aware of patents or rights that may have applicability until after it has made a substantial investment in the development and commercialization of its technology. Third parties may claim infringement. Legal actions could be brought against Syntroleum, its co-venturers or its licensees claiming damages and seeking an injunction that would prevent it, its co-venturers or its licensees utilizing the affected technologies. If an infringement action were successful, in addition to potential liability for damages, its co-venturers, its licensees or it could be required to obtain a license in order to continue to test, market or commercialize the affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms, and Syntroleum could be prevented entirely from testing, marketing or commercializing the affected technology. Syntroleum may have to expend substantial resources in litigation, either in enforcing its patents, defending against the infringement claims of others, or both. Many possible claimants, such as the major energy companies that have competing technologies competitive with Syntroleum’s technologies, have significantly more resources to spend on litigation.

Syntroleum could have potential indemnification liabilities to licensees relating to the operation of plants based on its technologies or intellectual property disputes.

Syntroleum’s indemnification obligations could result in substantial expenses and liabilities to it if intellectual property rights claims were to be made against Syntroleum or its licensees, or if plants based on its technology were to fail to operate as designed. Generally Syntroleum’s license agreements require it to indemnify the licensee, sometimes subject to certain limitations against specified losses relating to, among other things:

•	use of patent rights and technical information relating to the Syntroleum technologies;

•	acts or omissions by Syntroleum in connection with its preparation of process design packages for plants; and

•	performance guarantees that Syntroleum may provide.

Risks Relating to Renewable Fuels Industry

The U.S. renewable fuels industry is highly dependent on a mix of international, federal and state legislation and regulation and any changes could harm Syntroleum’s business and financial condition.

The EISA and the Energy Policy Act of 2005, or EPAct, established Renewable Fuel Standard 2, or RFS2, which requires that certain volumes of renewable fuels be consumed, which includes biomass based diesel, ethanol and other liquid fuel produced from biomass to be blended into the fuel supply. RFS2 is effective through 2022. Syntroleum believes that RFS2 has increased the demand for renewable diesel and that renewable diesel prices have benefited significantly from RFS2. However, there can be no assurance that the United States Congress will not repeal, curtail or otherwise change, or that the EPA will not curtail or otherwise change the RFS2 program in a manner adverse to Syntroleum. The petroleum industry is generally opposed to RFS2 and can be expected to continue to press for changes that eliminate or reduce its impact. Any repeal or reduction in the RFS2 requirements or reinterpretation of RFS2 resulting in Syntroleum’s renewable diesel failing to qualify as a required fuel would have a material adverse effect on Syntroleum’s financial condition and results of operations.

The EPA is required to determine the volume of biomass-based diesel that will be required each year beginning in 2013 based on the EPA’s consideration of a variety of factors, including biomass-based diesel production, consumption, and infrastructure issues, the likely impact of biomass-based diesel production and use in a variety of areas, including climate change, energy security, the agricultural sector, air quality, transportation fuel costs, job creation, and water quality, and other factors. RFS2 requires that the biomass-based diesel annual volume requirement be at least 1 billion gallons in each of those years. The biomass-based diesel volume requirement for 2013 was 1.28 billion gallons.

As of the date of this proxy statement/prospectus, the EPA has not finalized the 2014 Renewable Volume Obligations, or RVOs. The EPA has proposed a 2014 and 2015 biomass-based diesel RVO of 1.28 billion gallons in each of those years and a reduced Advanced Biofuel RVO of 2 to 2.51 billion gallons rather than the original Energy Independence and Security Act of 2009, or EISA, volume of 3.75 billion gallons for 2014. Before the RVO can be finalized, the Office of Management and Budget, or OMB, has to approve EPA’s proposal, based on the same factors outlined above. Due to the one year delay publishing the proposal, which the EPA was required to determine and publish by November 30, 2012, it is possible that the 2014 RVOs will be challenged in court which may further delay any final determination of the 2014 RVOs, which could reduce the demand for and price of Syntroleum’s renewable diesel, which could harm its revenues and cash flows.

Risks Relating to Syntroleum’s Business

Syntroleum will need to obtain funds from additional financings or other sources for its business activities. If Syntroleum does not receive these funds, it would need to reduce, delay or eliminate some of its expenditures.

In the past Syntroleum has sustained recurring losses and negative cash flows from operations. As of September 30, 2013, Syntroleum had approximately $16.5 million of cash and cash equivalents to fund operations and investing activities. Syntroleum reviews cash flow forecasts and budgets periodically.

If Syntroleum were to remain an independent company, Syntroleum expects that it may need to raise additional capital to accomplish its business plan over the next several years through debt or equity financing, joint ventures, license agreements, sale of assets, as well as various other financing arrangements. If Syntroleum obtains additional funds by issuing equity securities, dilution to stockholders may occur. In addition, preferred stock could be issued without stockholder approval and the terms could include dividend, liquidation, conversion, voting and other rights more favorable than the rights of the holders of Syntroleum’s common stock. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

Syntroleum’s agreements with Tyson Food, Inc. (“Tyson”) concerning Dynamic Fuels allows Syntroleum and Tyson, respectively, to elect not to invest in a plant or to cease making capital contributions in the construction of a plant under certain circumstances. Should Tyson or Syntroleum, as applicable, decide not to invest or to cease investing in the construction of a plant, the other participants in the applicable project will need to raise additional capital from third parties or to take on additional interest in the project and fund the additional capital internally. There can be no assurances that Syntroleum would be able to raise the additional capital from third parties on terms acceptable to it or to fund the additional capital requirements internally.

Construction and operations of plants based on the Syntroleum technologies will be subject to risks of delay and cost overruns.

The construction and operation of plants based on Syntroleum’s technologies will be subject to the risks of delay or cost overruns. Delays in construction or operation of the plant could directly impact the capital expenditures or working capital. Increases in costs could result in increased equity payments from parent companies.

Shutdown of the Geismar Facility for an extended period could adversely affect Syntroleum’s financial position.

The Geismar Facility has not operated since the completion of repairs in December 2012 and Syntroleum and Tyson have not agreed on the conditions necessary to re-start the Geismar Facility. In addition, any natural disaster or other serious disruption to this facility due to flooding, hurricane, fire or other extreme factors beyond Syntroleum’s control could damage its capital equipment or supporting infrastructure and materially impair the ability of the plant to operate. Such a disruption could result in lost revenues, increased costs and /or reduced profits. Similarly, the Geismar Facility may experience a prolonged start-up period, ranging from several days to several months. Further, it is possible that the Geismar Facility may never re-restart or operate profitably at all.

Syntroleum could experience disagreements with its joint venture partners which could adversely affect the operations or financial condition of its plants.

The operation of Dynamic Fuels is to be controlled by representatives of Syntroleum and Tyson equally, with no member exercising exclusive control. Decisions surrounding operation and financing of the Geismar Facility generally require both members to agree. Disagreements between the members, such as surrounding the current non-operational status of the Geismar Facility, or a modification in the level of participation from one of the members could significantly impact the Geismar Facility and have a material adverse effect on Syntroleum’s financial position and results of operations.

Syntroleum has incurred losses.

As of September 30, 2013, Syntroleum had an accumulated deficit of $356.7 million. Because Syntroleum does not have an operating history upon which an evaluation of its prospects can be based, its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by small companies seeking to develop new and rapidly evolving technologies. To address these risks Syntroleum must, among other things, continue to attract investment capital, respond to competitive factors, continue to attract, retain and motivate qualified personnel and commercialize Syntroleum’s technologies. If Syntroleum remains an independent company, Syntroleum may not be successful in addressing these risks, and it may not achieve or sustain profitability.

Syntroleum’s anticipated expense levels are based in part on its expectations as to future operating activities and on historical financial data. Capital expenditures will depend on progress it makes in developing various projects on which it is currently working. Increased revenues or cash flows may not result from these expenses.

If prices or margins for crude oil, natural gas, coal, vegetable oil, biomass and fats and other commodities are unfavorable, plants based on the Syntroleum technologies may not be economical.

Because the products from plants utilizing Syntroleum’s technologies are expected to compete in markets with conventional petroleum products, an increase in alternative feedstock prices relative to prices for oil, or a decrease in prices for oil relative to alternative feedstock prices, could adversely affect the operating results of these plants. Higher than anticipated costs for the feedstocks, catalysts and other materials used in these plants could also adversely affect operating results. Factors that could cause changes in the prices and availability of oil, natural gas, coal, biomass, fats, oils and refined products include:

•	changes in supply and demand balance of petroleum feedstocks, refined petroleum products, agricultural commodities variances impacted by crop yields, planting decisions, protein complex variances;

•	weather conditions;

•	domestic and foreign government regulation;

•	actions of the Organization of Petroleum Exporting Countries;

•	political conditions in countries producing feedstocks;

•	supply of crude oil, natural gas, coal, biomass fats, greases and oils;

•	fuel switching between various sources of energy (natural gas, coal, solar, fats, oils and greases, biomass, or other renewable or non-renewable);

•	capacities of pipelines;

•	seasonality;

•	price and availability of alternative fuels; and

•	overall economic conditions.

Syntroleum’s success depends on the performance of its executive officers and key personnel, the loss of who would disrupt its business operations.

Syntroleum depends to a large extent on the performance of its executive officers, Edward G. Roth, its Chief Executive Officer, Karen L. Power, its Senior Vice President and Principal Financial Officer, and certain key personnel. Syntroleum’s ability to implement its business strategy may be constrained and the timing of implementation may be impacted if it is unable to attract and retain sufficient personnel. Syntroleum does not maintain “key person” life insurance policies on any of its employees. Syntroleum has entered into employment agreements with several key employees.

Syntroleum depends on strategic relationships with feedstock suppliers, site owners engineering companies, and customers. If Syntroleum is not successful in entering into and achieving the benefits of these relationships, this could negatively impact its business.

Syntroleum’s licensee’s typically enter into commercial arrangements with feedstock suppliers, construction contractors, engineering service companies, site owners, equipment manufacturers, and customers. These relationships may take the form of joint ventures with other private parties or local government bodies, contractual arrangements with other companies, or minority investments from third parties. There can be no assurances that Syntroleum or its licensees will be able to establish and maintain these strategic relationships. In addition, the dynamics of Syntroleum’s relationships with strategic participants may require it to incur expenses or undertake activities it would not otherwise incur in order to fulfill its obligations. If Syntroleum does not successfully establish or maintain strategic relationships, its business may be negatively affected.

Syntroleum’s operating results may be volatile due to a variety of factors and are not a meaningful indicator of future performance.

Syntroleum expects to experience significant fluctuations in future annual and quarterly operating results because of the unpredictability of many factors that impact its business. These factors include:

•	government legislation, subsidies on renewable product, and varying domestic and international regulatory quotas;

•	volatile price of commodities used and produced;

•	overcapacity in the renewable fuels industry;

•	demand for licenses or other technology transfer agreements for Syntroleum’s Technologies and receipt and revenue recognition of license fees;

•	timing of any construction by Syntroleum or its licensees of plants;

•	introduction or enhancement of FT and renewable fuels technologies by Syntroleum and its competitors;

•	market acceptance of new technologies; and

•	general economic conditions.

As a result, Syntroleum believes that period-to-period comparisons of its results of operations are not meaningful and should not be relied upon as any indication of future performance. Due to the foregoing factors, it may be that in some future year or quarter Syntroleum’s operating results will be below the expectations of public market analysts and investors. In that event, the price of Syntroleum’s common stock would likely be materially adversely affected.

Syntroleum is subject to extensive laws relating to the protection of the environment, and these laws may increase the cost of designing, constructing and operating Syntroleum’s plants based on its technologies or affect demand for the products of these plants.

If Syntroleum violates any of the laws and regulations relating to the protection of the environment, it may be subject to substantial fines, criminal sanctions or third party lawsuits and may be required to install costly pollution control equipment or curtail operations. Plants built with Syntroleum’s technologies will generally be required to obtain environmental, industrial siting, construction and numerous other permits. Compliance with these permits may increase the costs of designing, constructing and operating Syntroleum’s plants or delay plant development. New legislation or regulatory programs that restrict emissions of greenhouse gases could have an adverse effect on Syntroleum’s operations. Syntroleum may also face exposure to actual or potential claims and lawsuits involving environmental matters with respect to its previously owned real estate. Changes in environmental laws and regulations occur frequently, and changes may have a material adverse effect on Syntroleum’s results of operations, competitive position, or financial condition.

Terrorist threats and U.S. military actions could result in a material adverse effect on Syntroleum’s business.

Acts of terrorism in the United States or elsewhere could occur. These and like developments could cause instability in the world’s financial and insurance markets and increase political and economic instability in the geographic areas in which Syntroleum may wish to operate. These developments could also lead to increased volatility in prices for crude oil, natural gas and the feedstocks for Syntroleum’s plants and the cost and availability of insurance. In addition, these developments could adversely affect Syntroleum’s ability to access capital.

United States government regulations effectively preclude Syntroleum from actively engaging in business activities in certain countries. These regulations could be expanded to cover countries where Syntroleum may wish to operate in the future. These developments could subject the operations of Syntroleum to increased risks and, depending on their magnitude, could have a material adverse effect on Syntroleum’s business.

Syntroleum may not have enough insurance to cover all of the risks it faces.

In accordance with customary industry practices, Syntroleum maintains insurance coverage against some, but not all, potential losses in order to protect against the risks it faces. Syntroleum may elect not to carry insurance if its management believes that the cost of available insurance is excessive relative to the risks presented. In addition, Syntroleum cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance, such as a leak, fire or explosion could have a material adverse effect on Syntroleum’s financial condition and results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This proxy statement/prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this proxy statement/prospectus, and they may also be made a part of this proxy statement/prospectus by reference to other documents filed with the SEC, which is known as “incorporation by reference.”

The words “believe,” “may,” “will,” “would,” “might,” “could,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “plan,” “seek,” “potential,” “expect” and similar expressions are intended to identify forward-looking statements. All forward-looking statements represent present expectations of REG and Syntroleum management regarding future events and are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks associated with obtaining Syntroleum’s stockholder approval and the failure to satisfy other closing conditions to the asset sale; REG’s ability to integrate Syntroleum’s business with its own, changes or events affecting the business, financial condition or results of operations of either Syntroleum or REG prior to the closing of the asset sale; the risk that Syntroleum will discover or incur unanticipated or contingent liabilities or expenses in connection with the dissolution that would limit or eliminate distributions to Syntroleum stockholders; and other risks and uncertainties set forth in “Risk Factors” beginning on page 24 of this proxy statement/prospectus, as well as those set forth in the other SEC filings incorporated by reference herein.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this proxy statement/prospectus or in any document incorporated by reference might not occur. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of the document incorporated by reference in this proxy statement/prospectus. REG and Syntroleum do not undertake any obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to REG or Syntroleum, or to any person acting on their behalf, are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

SPECIAL MEETING OF THE STOCKHOLDERS OF SYNTROLEUM

When and Where the Special Meeting Will Be Held

A special meeting of the stockholders of Syntroleum will be held at the offices of Foley & Lardner LLP, 111 Huntington Avenue, Boston, Massachusetts 02199 on [*], at 10:00 a.m. Eastern Time.

What Will Be Voted Upon

The purpose of the special meeting is to consider and vote upon the following proposals:

1. To approve the sale of substantially all of the assets of Syntroleum to REG Synthetic, a wholly owned subsidiary of REG, pursuant to and on the terms set forth in an asset purchase agreement dated as of December 17, 2013 by and among REG, REG Synthetic and Syntroleum, which is referred to herein as the asset sale proposal.

2. To approve the plan of dissolution of Syntroleum, including the liquidation and dissolution of Syntroleum contemplated thereby, subject to the approval of the asset sale proposal and following the closing of the asset sale, which is referred to herein as the plan of dissolution proposal.

3. To approve an amendment to Syntroleum’s certificate of incorporation to change Syntroleum’s name to Sooner Holdings, Inc., subject to the approval of the asset sale proposal and following the closing of the asset sale, which is referred to herein as the name change proposal.

4. To grant discretionary authority to the Syntroleum board of directors to adjourn or postpone the special meeting, even if a quorum is present, to solicit additional votes to approve the asset sale proposal, the plan of dissolution proposal and/or the name change proposal, if necessary, which is referred to herein as the adjournment proposal.

5. To approve, on a non-binding advisory basis, the compensation that certain executive officers of Syntroleum may receive in connection with the asset sale pursuant to existing agreements or arrangements with Syntroleum, which is referred to herein as the Syntroleum compensation proposal.

6. To consider and transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

Syntroleum’s board of directors does not currently intend to bring any business before the special meeting other than the specific proposals set forth above and specified in the notice of the special meeting. Syntroleum’s board of directors does not know of any other matters that are to be brought before the special meeting. If any other business properly comes before the special meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as Syntroleum’s board of directors may recommend.

The matters to be considered at the special meeting are of great importance to Syntroleum’s stockholders. Accordingly, stockholders are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope. Proxies may also be returned to Syntroleum by telephone or on the Internet.

Syntroleum’s Board of Directors’ Recommendation

Syntroleum’s board of directors has approved the asset sale proposal, the plan of dissolution proposal, the name change proposal and the adjournment proposal and recommends that you vote FOR the asset sale proposal, FOR the plan of dissolution proposal, FOR the name change proposal, FOR the adjournment proposal and FOR the Syntroleum compensation proposal.

Which Stockholders May Vote

Syntroleum’s board of directors has fixed the close of business on [*] as the record date for determining stockholders entitled to receive notice of the special meeting, and to vote their shares at the special meeting and any adjournment or postponement of the special meeting. Only holders of record of Syntroleum common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. Each share of Syntroleum common stock is entitled to one vote.

At the close of business on the record date, Syntroleum had issued and outstanding [*] shares of Syntroleum common stock.

How Do Syntroleum Stockholders Vote

The proxy card accompanying this proxy statement/prospectus is solicited on behalf of Syntroleum’s board of directors for use at the special meeting. Syntroleum’s stockholders are requested to complete, date and sign the accompanying proxy card and promptly return it in the accompanying envelope or otherwise mail it to Syntroleum. Syntroleum’s stockholders can also submit their proxy by telephone or the Internet. All proxies that are properly executed and returned, or submitted by telephone or the Internet, and that are not revoked, will be voted at the special meeting in accordance with the instructions indicated thereon. Executed or submitted but unmarked proxies will be voted FOR approval of all of the proposals listed on the proxy card.

Quorum and Vote Required to Approve Each Proposal

The presence at the special meeting, in person or by proxy, of the holders of a majority in voting power of the issued and outstanding shares of common stock entitled to vote at the special meeting will be necessary to constitute a quorum.

Voting requirements for the approval of the asset sale proposal, the plan of dissolution proposal and the name change proposal. Assuming a quorum is present, approval of the asset sale proposal, the plan of dissolution proposal and the name change proposal will require the affirmative vote of the holders of a majority of the outstanding shares of the Syntroleum common stock.

Voting requirements for the approval of the adjournment proposal and Syntroleum compensation proposal. Approval of the adjournment proposal and the Syntroleum compensation proposal will require the affirmative vote of the holders of a majority of the Syntroleum common stock, present, either in person or by proxy, and entitled to vote at the special meeting.

Abstentions; Broker Non-Votes

The inspector of election at Syntroleum’s special meeting will treat abstentions and shares represented by proxies that reflect abstentions as shares that are present and entitled to vote for the purpose of determining the presence of a quorum. Abstentions will have the effect of votes against the asset sale proposal, the plan of dissolution proposal and the name change proposal, but will not affect the adjournment proposal.

Brokers who hold shares in street name for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approval of non-routine matters, such as the approval of the asset sale proposal, the plan of dissolution proposal and the name change proposal and, as a result, absent specific instructions from the beneficial owner of such shares, brokers will not vote those shares. This is referred to as a “broker non-vote.” Broker non-votes will be considered as “present” for purposes of determining a quorum, but are not considered as shares present with respect to the proposals. Broker non-votes will have the effect of a vote AGAINST the asset sale, plan of dissolution and name change proposals and will have no effect on the adjournment proposal or the Syntroleum compensation proposal. Your broker will send you information to instruct it on how to vote on your behalf. If you do not receive a voting instruction card from your broker, please contact your broker promptly to obtain the voting instruction card. Your vote is important to the success of the proposals. Syntroleum encourages all of its stockholders whose shares are held in street name to provide their brokers with instructions on how to vote.

Revocability of Proxies

Stockholders of record who execute proxies may revoke them by giving written notice to, or by signing and delivering a new, valid proxy bearing a later date to, Syntroleum’s Corporate Secretary at any time before such proxies are voted. Stockholders who submit a proxy by telephone or the Internet can revoke such proxy by submitting another proxy by telephone or the Internet at any time before such proxy is voted. Attendance at the special meeting will not have the effect of revoking a proxy unless the stockholder attending the special meeting notifies the Secretary, in writing, of the revocation of the proxy at any time prior to the voting of the shares represented by the proxy. If a stockholder’s shares are held in “street name,” the stockholder must contact its broker, bank or other nominee to change its vote.

Solicitation of Proxies and Expenses of Solicitation

Syntroleum and REG will both bear the costs of printing, filing and mailing this proxy statement/prospectus. Syntroleum will pay for the entire cost of soliciting proxies and holding the special meeting. In addition to mailed proxy materials, directors, officers and employees of Syntroleum and REG may also solicit proxies in person, by phone or by other means of communication. Directors, officers and employees of Syntroleum and REG will not be paid any additional compensation for soliciting proxies. Syntroleum has also hired [*] to assist in the proxy solicitation process. Syntroleum may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Assistance

If you have any questions about the asset sale, the plan of dissolution, the name change or the adjournment proposals, how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact: Syntroleum or its proxy solicitor [*].

Syntroleum Corporation 5416 S. Yale Avenue, Suite 400 Tulsa, Oklahoma 74135 (918)592-7900 Attention: Investor Relations	[*] [*] [*]

PROPOSAL ONE—THE ASSET SALE PROPOSAL

The following is a description of the material aspects of the asset sale, including the asset purchase agreement. While REG and Syntroleum believe that the following description covers the material terms of the asset purchase agreement and the asset sale, the description may not contain all of the information that is important to you. REG and Syntroleum encourage you to read carefully this entire proxy statement/prospectus, including the asset purchase agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the asset sale.

Background of the Asset Sale

The terms of the asset purchase agreement by and among REG, REG Synthetic and Syntroleum resulted from negotiations between the representatives of REG and Syntroleum. As described below, REG initially contacted Syntroleum on an unsolicited basis in early 2012 in connection with a possible business relationship centered on Syntroleum’s Bio-Synfining® technologies, and the parties began to engage in substantive discussions about the merits and terms of a possible transaction in May 2013.

During 2012 and 2013, Syntroleum was operating in an increasingly difficult economic environment. Although the Geismar Facility has not operated since 2012, Syntroleum remained responsible to fund approximately $925,000 per month in operating expenses for Dynamic Fuels, resulting in an ongoing decrease in Syntroleum’s cash position. In addition, Syntroleum was facing an increasingly uncertain regulatory environment surrounding the renewal of the $1.00 per gallon subsidy for biomass-based diesel as well as possible reductions in the EPA’s renewable volume obligations (“RVOs”). As a result, Syntroleum was receptive to a potential acquisition or a sale of its interest in Dynamic Fuels. In April 2013, Syntroleum’s board of directors determined to engage Piper Jaffray to act as Syntroleum’s financial advisor. As described below, Piper Jaffray contacted 103 possible transaction partners (other than REG and Party A) on behalf of Syntroleum, of which only three, including REG, ultimately submitted any indication of interest in a possible transaction.

Syntroleum’s first contact with REG began in February 2012, and was not focused on an acquisition. On February 23, 2012, Edward G. Roth, Syntroleum’s Chief Executive Officer, was contacted by Eric Bowen, REG’s now Vice President, Corporate Business Development and Legal Affairs. Mr. Bowen expressed REG’s interest in a business relationship between REG and Syntroleum centered on Syntroleum’s Bio-Synfining® technology.

On February 28, 2012, in response to REG’s expressed interest in Syntroleum technology, REG and Syntroleum entered into a confidentiality agreement to facilitate the sharing of information between them. As a result of Syntroleum’s broad intellectual property portfolio and REG’s proven leadership in the biodiesel industry and strong financial position, Syntroleum considered REG to be a viable transaction partner and saw the potential for strategic synergies through licensing Syntroleum’s Bio-Synfining® technology to REG.

On March 2, 2012, Mr. Roth made a presentation to REG representatives including Mr. Bowen; David Slade, Director, Technical Services; and Brad Albin, Vice President, Manufacturing to discuss the fundamentals of Syntroleum’s Bio-Synfining® technology and the economics of the renewable diesel industry, based on publicly available information.

Between March 5, 2012 and April 2, 2012, representatives of Syntroleum and REG had follow-up communications regarding Syntroleum’s Bio-Synfining® technology.

On April 4, 2012, Mr. Roth and Ronald Stinebaugh, Syntroleum’s Senior Vice President, Finance, met with Mr. Bowen and Daniel Oh, REG’s Chief Executive Officer, and further discussed potential collaborations between Syntroleum and REG involving Syntroleum’s Bio-Synfining® technology.

On May 8, 2012, representatives of REG requested information on the net operating losses generated by Syntroleum over the course of its operations, and Syntroleum provided the requested information.

Between May 8, 2012 and December 17, 2012, representatives of Syntroleum and REG exchanged occasional communications, including coordinating plans for a meeting which was held on December 19, 2012.

On December 19, 2012, Mr. Oh, Mr. Albin, Mr. Bowen and Natalie Lischer, Executive Director, Corporate Finance and Investment Banking visited Syntroleum’s Tulsa, Oklahoma office for the purpose of discussing, among other things, the general status and operational economics of the Geismar Facility, based on publicly available information, and the potential alternate markets for products generated by a renewable diesel process.

On January 16, 2013, representatives of Syntroleum made available due diligence materials to representatives of REG, including documents related to Dynamic Fuels and Syntroleum’s relationship with Tyson, information on Syntroleum’s overhead expenses and budget and Bio-Synfining® technical information.

On February 4, 2013, Mr. Roth and Mr. Oh discussed by phone REG’s potential interest in an acquisition of Syntroleum, although no specific proposal was made. Mr. Oh invited Mr. Roth to make a presentation to REG’s board of directors regarding Syntroleum’s business and technology, which Mr. Roth subsequently prepared. No specific transaction or transaction terms were discussed.

On February 13, 2013, Mr. Roth and Mr. Stinebaugh met with Mr. Oh and Ms. Lischer at Syntroleum’s Tulsa, Oklahoma office. Mr. Oh and Ms. Lischer discussed the potential combination of REG and Syntroleum and reviewed the key attributes of REG that they felt helped support the rationale for the potential combination. No specific transaction or transaction terms were discussed.

On March 5, 2013, Mr. Roth met with the REG’s board of directors in Texarkana, Texas to provide an overview of key attributes of Syntroleum and its technologies. No specific transaction or transaction terms were discussed.

In view of the challenges that Syntroleum was facing, primarily due to the shut-down of the Geismar Facility, as well as in the interest of maximizing stockholder value, Syntroleum’s board of directors approved the engagement of Piper Jaffray on April 22, 2013 to serve as Syntroleum’s financial advisor, including to assist Syntroleum in soliciting interest from potential buyers with respect to a merger or other business combination transaction involving a controlling interest in Syntroleum or Syntroleum’s interest in Dynamic Fuels and to issue an opinion regarding the fairness of the consideration to be received by Syntroleum in connection with any such transaction.

On May 6, 2013, Syntroleum requested that its outside legal counsel, Foley & Lardner LLP (“Foley”), be prepared to advise Syntroleum’s board of directors with respect to consideration of strategic alternatives.

On May 7, 2013, Syntroleum received a non-binding indication of interest letter from a party other than REG (“Party A”), proposing an all-cash merger with Syntroleum at a price per share between $4.18 and $5.22, or another strategic transaction, subject to the final approval of both Syntroleum’s and Party A’s board of directors, the completion of due diligence and the negotiation of a mutually agreeable definitive acquisition agreement with customary terms and conditions. The proposal reflected that Party A was primarily interested in acquiring Syntroleum’s interest in Dynamic Fuels and did not ascribe value to Syntroleum’s GTL technology.

On May 9, 2013, Mr. Oh and Mr. Roth discussed a potential transaction between REG and Syntroleum whereby REG would consolidate Syntroleum into REG. Mr. Oh advised Mr. Roth that REG would send a letter for consideration by Syntroleum’s board of directors describing REG’s preliminary proposal.

On May 11, 2013, Syntroleum received a non-binding letter of intent from REG, pursuant to which REG proposed to acquire 100% of the issued and outstanding shares of capital stock of Syntroleum for per share consideration of approximately $5.76, payable in shares of REG common stock and/or cash at REG’s election, subject to approval of REG’s board of directors, the completion of due diligence and the negotiation of a mutually agreeable definitive acquisition agreement with customary terms and conditions.

On May 20, 2013, Syntroleum executed an engagement letter with Piper Jaffray. On the same day, a meeting of Syntroleum’s board of directors was held where a representative of Piper Jaffray was present and discussed Piper Jaffray’s proposed strategy for seeking potential buyers to maximize value for Syntroleum stockholders. Piper Jaffray also reviewed with the board of directors the preliminary proposals Syntroleum had received from Party A and REG.

On June 4, 2013, a meeting of Syntroleum’s board of directors was held at which representatives of Piper Jaffray reviewed the status of the indications of interest furnished by Party A and REG, and discussed possible negotiation and pricing strategies for response to the May 7, 2013 letter from Party A and the May 11, 2013 letter from REG. Representatives of Foley participated in this meeting.

On June 6, 2013, because Party A’s May 7, 2013 proposal had not ascribed value to Syntroleum’s GTL technology, Syntroleum responded to Party A with a proposed offer for Party A to acquire Syntroleum’s ownership interest in Dynamic Fuels and related intellectual property (but not the GTL technology) for $90 million, subject to Party A and Syntroleum entering into a definitive purchase agreement with customary terms and conditions.

On June 7, 2013, Dynamic Fuels and REG entered into a mutual confidentiality and non-use agreement to facilitate Syntroleum providing information regarding Dynamic Fuels to REG.

On June 10, 2013, Mr. Oh, Ms. Lischer, Mr. Albin, Mr. Bowen, Mr. Slade and other representatives of REG visited the Geismar Facility.

On June 12, 2013 and June 13, 2013, Piper Jaffray responded to inquiries from Party A concerning Syntroleum’s June 6, 2013 counter-proposal.

On June 17, 2013, a meeting of Syntroleum’s board of directors was held at which Piper Jaffray provided an update to the board of directors on the status of discussions with Party A and REG and reviewed plans to begin contacting other potential business combination partners for Syntroleum or acquirors of its Dynamic Fuels interest.

On June 19, 2013, Party A responded to Syntroleum’s June 6, 2013 letter with a preliminary proposal to acquire Syntroleum’s ownership interest in Dynamic Fuels and related intellectual property for $55 million, subject to completion of due diligence and Party A and Syntroleum entering into a mutually agreeable definitive purchase agreement with customary terms and conditions.

Also starting on June 19, 2013 and through the end of July 2013, Piper Jaffray contacted 100 parties that were jointly identified by Piper Jaffray and Syntroleum as potentially having interest in a business combination involving Syntroleum or the acquisition of Syntroleum’s interest in Dynamic Fuels.

On June 25, 2013, Syntroleum sent a non-binding indication of interest letter to Party A in response to Party A’s June 19, 2013 letter, pursuant to which Syntroleum proposed to sell its interest in Dynamic Fuels and all related intellectual property (but not the GTL technology) to Party A for $70 million, subject to Party A and Syntroleum entering into a definitive purchase agreement with customary terms and conditions.

On July 3, 2013, a meeting of Syntroleum’s board of directors was held at which Piper Jaffray provided a status update on discussions with Party A and the status of contacts with other parties. Representatives of Foley participated in this meeting.

On July 9, 2013, Robert Rosene, Chairman of Syntroleum’s board of directors, participated in a telephone call with a representative of Party A to discuss a potential counter-offer from Party A in response to Syntroleum’s June 25, 2013 non-binding indication of interest letter. During that call, the representative of

Party A verbally proposed a purchase price of $65 million for Party A to acquire Syntroleum’s ownership interest in Dynamic Fuels and all related intellectual property (but not the GTL technology). Syntroleum requested a written counter-offer from Party A with these terms, which Syntroleum received on July 10, 2013.

On July 10, 2013, a meeting of Syntroleum’s board of directors was held at which the board of directors discussed and approved a press release announcing that the board of directors was evaluating strategic alternatives to enhance value for Syntroleum’s stockholders and had engaged Piper Jaffray as its financial advisor, which press release was issued on July 17, 2013. The board of directors believed that issuing the press release might encourage potential buyers to express interest in Syntroleum or its assets, and would also serve to inform Syntroleum’s stockholders that the company was evaluating such alternatives. Representatives of Foley participated in this meeting, and advised the board of directors on its fiduciary duties in connection with the potential sale of Syntroleum or of significant assets held by Syntroleum.

On July 22, 2013, a meeting of the Syntroleum’s board of directors was held at which Piper Jaffray provided the board of directors with an update on the transaction process, including the receipt of the July 10, 2013 revised non-binding indication of interest letter from Party A and the status of discussions with REG. Representatives of Foley participated in this meeting.

On July 25, 2013, representatives of Piper Jaffray spoke with representatives of REG to discuss agreements that Syntroleum had with Tyson, including through Dynamic Fuels.

On July 26, 2013, in response to media and stockholder inquiries regarding Syntroleum’s July 17, 2013 press release, Syntroleum issued a subsequent press release announcing that its engagement of Piper Jaffray was prompted by unsolicited offers from third parties with respect to a potential sale of Syntroleum, its assets, its intellectual property rights, or a combination thereof.

On July 29, 2013, Syntroleum received a further revised non-binding indication of interest letter from Party A, which continued to offer a purchase price of $65 million for Party A to acquire Syntroleum’s ownership interest in Dynamic Fuels and all related intellectual property (but not the GTL technology).

On July 31, 2013, a meeting of Syntroleum’s board of directors was held at which the directors discussed potential adverse changes in the biomass-based and advanced biofuel requirements under RFS2 and the likelihood that the federal blenders tax credit would expire in the absence of resolution of federal budgeting issues, both of which would negatively affect Syntroleum and its value to a potential transaction partner. In response to Syntroleum’s request, Piper Jaffray presented data calculated based on Syntroleum’s assumptions regarding possible future Biomass-Based Diesel Renewable Identification Numbers (“RINs”) pricing and the effects on potential transaction pricing. Piper Jaffray also provided Syntroleum’s board of directors with an update of the status of discussions with Party A and REG and responses to the broader solicitation process it had undertaken regarding a possible transaction involving Syntroleum or its interest in Dynamic Fuels. Piper Jaffray indicated that as of July 31, 2013, it had contacted 100 potential acquirors (other than Party A or REG), five of which signed non-disclosure agreements and received financial information on Syntroleum and Dynamic Fuels, but only one of which (“Party B”) ultimately submitted an acquisition proposal on August 20, 2013, as described below. Party A and REG were the only parties that had as of July 31, 2013 indicated sufficient interest in the transaction to warrant access to a data room containing additional information about Syntroleum. Representatives of Foley participated in this meeting.

On August 2, 2013, a meeting of Syntroleum’s board of directors was held at which Piper Jaffray provided the board of directors with a further update of the solicitation process it had undertaken regarding a possible transaction involving Syntroleum or its interest in Dynamic Fuels. It was reported to the board of directors that two additional parties executed non-disclosure agreements and received financial information on Syntroleum and Dynamic Fuels between July 31, 2013 and August 2, 2013, although neither of these parties subsequently submitted any indication of interest with respect to the acquisition of Syntroleum or its interests in Dynamic Fuels. At Syntroleum’s board of directors’ request and direction, Piper Jaffray also furnished to the board of directors a more detailed analysis of the effect of differing RIN and feedstock pricing on Syntroleum’s current financial model for its membership interest in Dynamic Fuels, and discussed the impact of RIN and feedstock pricing on potential transaction pricing. Further, Syntroleum’s management presented information regarding the potential adverse impact of EPA reductions to RVOs and non-renewal of the $1.00 per gallon subsidy for biomass-based diesel. Based on its consideration of several strategic factors, including the foregoing, a lack of any other interested parties other than Party A and REG and the higher valuation reflected in Party A’s proposal, Syntroleum’s board of directors also considered and approved Syntroleum entering into a non-binding letter of intent, including a 45 day exclusivity period demanded by Party A, which was executed on August 8, 2013. REG was notified that Syntroleum had entered into exclusivity with Party A and during that period of exclusivity no further discussions were held with REG regarding a potential transaction. During the period from August 2, 2013 until October 11, 2013, Party A continued to conduct due diligence and request supplemental due diligence materials from Syntroleum, which were provided to Party A through Syntroleum’s data room. During this time counsel for Syntroleum and Party A also negotiated drafts of a proposed purchase agreement for the contemplated transaction between Syntroleum and Party A.

On August 20, 2013, Syntroleum received a letter from Party B, which had signed a non-disclosure agreement, with a preliminary proposal to acquire Syntroleum’s interest in Dynamic Fuels for a purchase price of between $40 million and $50 million. Syntroleum advised Party B that it could not pursue discussions at that time as a result of the exclusivity agreement with Party A.

On September 23, 2013, a meeting of Syntroleum’s board of directors was held at which the board of directors discussed a request from Party A to extend the original 45 day exclusivity period, which expired on September 22, 2013, for an additional 30 days. Syntroleum’s board of directors authorized a 10 day extension with an additional five days if necessary to keep Party A engaged in the transaction process. Representatives of Foley participated in this meeting. Thereafter, Syntroleum sent a letter to Party A providing a 10 day extension of the exclusivity period between Syntroleum and Party A.

On October 2, 2013, Syntroleum’s exclusivity agreement with Party A expired after Syntroleum and Party A failed to reach an agreement with respect to the acquisition of Syntroleum’s membership interest in Dynamic Fuels. Notwithstanding this expiration of exclusivity, Party A continued to request supplemental due diligence materials, which were provided through Syntroleum’s data room.

On October 11, 2013, representatives of Syntroleum and Party A discussed a potential transaction between the parties for the sale of Syntroleum to Party A. Syntroleum agreed to prepare and provide Party A with a draft transaction agreement for the sale of Syntroleum to Party A.

Also on October 11, 2013, Syntroleum initiated a meeting between Mr. Roth, Mr. Stinebaugh and a representative of Piper Jaffray and Mr. Oh and Ms. Lischer at the Ames, Iowa offices of REG to renew discussions regarding a potential transaction between Syntroleum and REG.

On October 14, 2013, Syntroleum directed Piper Jaffray to reinitiate contact with, and invite proposals from, those parties that previously signed non-disclosure agreements with Syntroleum and other previously contacted parties that at that time were believed to be most interested in a potential transaction involving Syntroleum or its Dynamic Fuels interest. Piper Jaffray also contacted three new parties that were jointly identified by Piper Jaffray and Syntroleum. None of such new parties or those with whom contact was reinitiated ultimately submitted any indication of interest with respect to the acquisition of Syntroleum or its interests in Dynamic Fuels. Piper Jaffray made several attempts to contact Party B, beginning on October 16, 2013, but received no further response from Party B regarding its interest in a potential transaction involving Syntroleum or its Dynamic Fuels interest.

On October 16, 2013, Syntroleum received a non-binding letter of intent from REG offering an all-stock merger involving Syntroleum based on a price per share of Syntroleum common stock of $4.48, which would result in Syntroleum stockholders owning approximately 7.5% of the combined company, subject to the parties entering into a definitive agreement with customary terms and conditions.

On October 18, 2013, Syntroleum furnished Party A with a draft merger agreement.

On October 21, 2013, a meeting of Syntroleum’s board of directors was held at which Piper Jaffray provided the board of directors with an update on the status of discussions with Party A and REG. The board of directors determined to provide REG with a draft merger agreement and to attempt to negotiate the draft merger agreement provided to Party A on October 18, 2013.

On October 25, 2013, Syntroleum furnished REG with a draft merger agreement.

On November 1, 2013, Mr. Roth and Mr. Stinebaugh met at the Ames, Iowa offices of REG with representatives of REG including: Jeff Stroburg, Chairman of REG’s board of directors; Randolph L. Howard, a member of REG’s board of directors; Mr. Oh; and other members of REG’s senior management. At the meeting, REG and Syntroleum discussed, among other things, the Syntroleum technologies installed at the Geismar Facility and REG was provided with additional information on Syntroleum’s GTL technology.

On November 5, 2013, representatives of Party A met with representatives of Tyson and Syntroleum and visited the Geismar Facility.

On November 6, 2013, Syntroleum delivered a counter-offer to REG’s non-binding letter of intent received on October 16, 2013 in which Syntroleum proposed an all-stock merger in which Syntroleum stockholders would receive 0.481660 shares of REG common stock for each share of Syntroleum common stock, resulting in Syntroleum stockholders owning approximately 12% of the combined company following consummation of the merger.

On November 8, 2013, Syntroleum received a counter-offer from REG in response to the proposal from Syntroleum delivered on November 6, 2013, in which REG proposed an all-stock merger in which Syntroleum stockholders would receive 0.3838 shares of REG common stock for each share of Syntroleum common stock, with a limit on the value of the REG shares to be issued of $55 million.

On November 11, 2013, a meeting of Syntroleum’s board of directors was held at which the board of directors considered the transaction terms set forth in REG’s November 8, 2013 counter-offer. At this meeting, Piper Jaffray reviewed the status of discussions with Party A and REG and the potential pro forma effects on REG of a combination with Syntroleum based on REG’s most recent counter-offer. Representatives of Foley participated in this meeting.

On November 12, 2013, Syntroleum received a letter from Party A discontinuing any further discussions regarding a potential transaction between Party A and Syntroleum. In this letter, Party A indicated that while it had concluded it was not interested in a transaction with Syntroleum under any circumstance, it had identified through the course of its due diligence the potential for stress corrosion in the piping and vessels at the Geismar Facility as a result of the use of out-of-specification feedstock containing chlorides, but further indicated that the identification of these concerns was not intended to be an attempt to negotiate a change in price or terms of a transaction.

On November 13, 2013, Syntroleum received a revised draft of the proposed merger agreement from REG.

On November 18, 2013, a meeting of Syntroleum’s board of directors was held at which the board of directors discussed progress on the proposed transaction with REG, including a review of the various transaction options available to Syntroleum under the Dynamic Fuels operating agreement. Representatives of Foley participated in this meeting.

On November 19, 2013, representatives of Syntroleum met with representatives of REG at the Ames, Iowa office of REG to discuss the stress corrosion issue raised in the November 12, 2013 letter from Party A and the EPA’s November 15, 2013 announcement of its proposal to maintain the renewable volume obligation for biomass-based diesel fuel at 2013 levels and to significantly reduce the advanced biofuel volume obligation.

On November 20, 2013, Syntroleum received from REG a draft asset purchase agreement, which reflected a change in the proposed transaction structure from a merger to a sale of Syntroleum’s assets.

Between November 20, 2013, and December 10, 2013, Foley and Pillsbury Winthrop Shaw Pittman LLP, outside counsel to REG, exchanged five revised drafts of the asset purchase agreement reflecting negotiation of various legal and business points between the parties, including negotiation of the rights of the parties to terminate the agreement, including in the event Syntroleum were to receive a superior proposal, and the consequences of termination, the scope of Syntroleum’s liabilities to be assumed by REG, and the scope of certain representations and warranties being made by Syntroleum regarding tax, environmental compliance and intellectual property matters.

On December 11, 2013, a meeting of Syntroleum’s board of directors was held at which Foley provided the board of directors with an update on the status of negotiations between REG and Syntroleum with respect to the draft asset purchase agreement. The board of directors also considered the alternatives available to Syntroleum in the event that REG and Syntroleum failed to complete a transaction.

On December 14, 2013, a meeting of Syntroleum’s board of directors was held at which Mr. Roth discussed concerns raised by REG with respect to the amount of liabilities to be assumed by REG. As a result, REG negotiated for adjustments to the purchase price, involving reductions in both the number of shares to be issued to Syntroleum and the maximum dollar value of the shares to be issued. After negotiations between Syntroleum management and REG regarding the scope of liabilities to be assumed by REG, Syntroleum’s board of directors approved a reduction in the number of shares of REG common stock to be received as consideration for the asset sale from 3,992,000 to 3,900,000, and a reduction in the maximum value of REG shares to be issued to Syntroleum from $55 million to $50 million.

On December 15, 2013, Syntroleum received a revised draft of the asset purchase agreement from REG. Mr. Roth and Mr. Oh then discussed further modifications to the transaction terms as a result of Syntroleum’s cash projections through closing which were below REG’s previous assumptions. REG demanded a further reduction in the number of shares of REG common stock to be issued in the asset sale from 3,900,000 to 3,796,000, subject to downward adjustment if the amount of cash transferred to REG at closing is less $3.2 million, and a reduction in the maximum value of REG shares to be issued to Syntroleum from $50 million to $49 million.

On December 16, 2013, a meeting of Syntroleum’s board of directors was held at which Piper Jaffray reviewed its financial analysis of the proposed aggregate purchase price and delivered its oral opinion (which oral opinion was subsequently confirmed by delivery of its written opinion dated December 16, 2013) that, as of December 16, 2013, and based on and subject to the assumptions made, matters considered and qualifications and limitations on the scope of the review undertaken by Piper Jaffray, as described in its opinion, the aggregate purchase price to be paid to Syntroleum was fair, from a financial point of view, to Syntroleum. Thereafter, Syntroleum’s board of directors approved the asset purchase agreement with REG and the transactions contemplated thereby (which asset purchase agreement reflected the terms discussed in the December 15, 2013 conversation between Mr. Roth and Mr. Oh), and authorized the officers of Syntroleum to execute and deliver the asset purchase agreement to REG. Syntroleum’s board of directors also approved a plan of dissolution that provides for the liquidation and dissolution of Syntroleum following the consummation of the asset sale to REG. Representatives of Foley participated in this meeting.

On December 17, 2013, a meeting of Syntroleum’s board of directors was held at which the board of directors discussed a concern raised by REG regarding an outstanding warrant agreement from 2007. Syntroleum’s board of directors approved a proposal pursuant to which REG and Syntroleum agreed that Syntroleum would retain the 2007 warrant agreement at issue, but that REG would be responsible either to fund any amount necessary to satisfy any contingent liability of Syntroleum under the 2007 warrant agreement or assume the 2007 warrant agreement, and the parties further agreed to make corresponding revisions necessary to the asset purchase agreement, including an increase of $200,000 in the amount of cash to be retained by Syntroleum and a reduction of $200,000 in the minimum amount of cash to be delivered by Syntroleum to REG at closing to avoid triggering an adjustment in the number of shares of REG common stock to be delivered to Syntroleum. Representatives of Foley participated in this meeting.

On December 17, 2013, the parties executed the asset purchase agreement and issued a press release regarding the transactions contemplated thereby.

Recommendation of the Syntroleum Board of Directors and Syntroleum’s Reasons for the Asset Sale

Syntroleum’s board of directors, by unanimous vote of its members at a meeting duly called, determined that the asset sale is fair to, and in the best interests of, Syntroleum and its stockholders and that the asset purchase agreement and the asset sale are expedient. Syntroleum’s board of directors unanimously approved the asset sale and recommended that Syntroleum’s stockholders vote FOR the approval of the asset sale proposal. In the course of reaching its decision to recommend that Syntroleum’s stockholders vote FOR the asset sale proposal, Syntroleum’s board of directors consulted with Syntroleum’s financial and legal advisors and reviewed a significant amount of information and considered a number of factors, including without limitation the following:

•	the oral opinion of Piper Jaffray rendered to Syntroleum’s board of directors on December 16, 2013, which opinion was subsequently confirmed in writing that, as of that date, based upon and subject to the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Piper Jaffray, as set forth in its opinion, the purchase price to be received by Syntroleum in connection with the asset sale was fair, from a financial point of view, to Syntroleum, as more fully described below in the section entitled “Proposal One—The Asset Sale Proposal—Opinion of Syntroleum’s Financial Advisor” beginning on page 73 of this proxy statement/prospectus;

•	the fact that the asset purchase agreement affords Syntroleum’s board of directors flexibility to negotiate and discuss a superior proposal, as defined in the asset purchase agreement, in the period after signing and prior to approval of the asset sale by Syntroleum’s stockholders as follows:

•	subject to compliance with the asset purchase agreement, Syntroleum’s board of directors is permitted to participate in discussions or negotiations with, or provide non-public information to, any person in response to an unsolicited acquisition proposal for Syntroleum, if Syntroleum’s board of directors determines in good faith, after consultation with outside legal counsel and financial advisors, that such acquisition proposal constitutes, or is reasonably likely to result in, a superior proposal;

•	subject to compliance with the asset purchase agreement, Syntroleum’s board of directors is permitted to withdraw, modify or qualify its recommendation to Syntroleum stockholders in favor of the asset sale proposal and to recommend an alternative acquisition proposal if Syntroleum’s board of directors determines in good faith, after consultation with outside legal and financial advisors, that such alternative acquisition proposal constitutes a superior proposal; provided that Syntroleum would be required to pay a termination fee to REG of $5 million in the event that REG elects to terminate the asset purchase agreement as a result of such change of recommendation;

•	subject to compliance with the asset purchase agreement, Syntroleum’s board of directors is permitted to change its recommendation to Syntroleum’s stockholders in favor of the asset sale proposal in response to the occurrence of a material event, fact, development, circumstance, or occurrence that affects the business, assets, or operations of Syntroleum or its subsidiaries that was not known to Syntroleum as of the date of the asset purchase agreement and that occurs after the date of the asset purchase agreement; and

•	Syntroleum’s board of directors’ belief that the termination fee of $5,000,000 payable to REG under the above described circumstances and under certain other circumstances described in this proxy statement/prospectus is reasonable, particularly when considered relative to the total value to Syntroleum of the transaction with REG (including assumption of Syntroleum’s actual liabilities as well as any of Syntroleum’s contingent liabilities related to its interest in Dynamic Fuels, the indebtedness of Dynamic Fuels, and ongoing Neste Oil intellectual property litigation), and would not be likely to preclude another party that is so inclined from making a superior proposal.

•	Syntroleum’s board of directors’ belief that the asset sale is more favorable to Syntroleum’s stockholders than any other alternative reasonably available to Syntroleum and its stockholders, which belief was based on a number of factors, including without limitation (i) that the transaction with REG was the only strategic transaction available to Syntroleum despite Piper Jaffray contacting 103 parties (other than REG and Party A) in order to solicit potential interest, (ii) Syntroleum’s board of directors’ evaluation of Syntroleum’s business, operations, financial condition, strategy, and prospects, (iii) the risks involved in achieving those prospects, both on a historical and on a prospective basis, especially in light of the continued non-operation of the Geismar Facility and Syntroleum’s ongoing financial obligations related to Dynamic Fuels, (iv) general industry, economic, and market conditions, both on a historical and on a prospective basis and (v) Syntroleum’s board of directors’ analysis of the risk-adjusted probabilities associated with each of the other alternatives reasonably available to the Syntroleum and its stockholders, of which more specific factors include;

•	Syntroleum had been unable to agree with Tyson on the conditions for re-start of the Geismar Facility and believes that the prospects of re-start are uncertain;

•	Syntroleum’s continued $1 million per month obligation to fund non-operation costs of Dynamic Fuels;

•	Syntroleum’s declining cash balance relative to its continuing obligations to fund its ongoing business operations, including those related to Dynamic Fuels, and uncertainty regarding Syntroleum’s ability to raise additional funds;

•	a negative regulatory bias against Syntroleum’s renewable fuels business;

•	significant likely excess capacity for biomass based diesel (biodiesel and renewable diesel) in 2014, in light of the EPA’s proposed 2014 RVO; and

•	a declining RIN price environment due to such regulatory concerns and excess capacity.

•	Syntroleum’s board of directors’ belief that the synergies that potentially could be achieved through a business combination between REG and Syntroleum as a result of Syntroleum’s broad intellectual property portfolio combined with REG’s proven leadership in the biodiesel industry and strong financial position made it unlikely that potential alternative buyers would be able to match or exceed REG’s final offer of 3,796,000 shares of REG common stock with a market value of approximately $49.0 million as of the date of the asset purchase agreement;

•	the fact that Syntroleum’s stockholders are expected to retain an interest in the future earnings and growth of Syntroleum’s business as stockholders of REG following Syntroleum’s liquidation and dissolution and associated in-kind distribution of the shares of REG common stock received by Syntroleum in consideration of the asset sale, for which there is currently an active and liquid trading market;

•	the fact that shares of REG common stock received by Syntroleum in consideration of the asset sale which are expected to be distributed to Syntroleum’s stockholders in connection with Syntroleum’s liquidation and dissolution, will be registered under the Securities Act and will be freely tradable;

•	the historical market prices and volatility in trading information with respect to Syntroleum’s common stock, including without limitation the possibility that, in the event of a decline in the market price of Syntroleum’s common stock or the stock market in general, the price that might be received by holders of Syntroleum’s common stock in the open market or in a future transaction might be less than the imputed value of Syntroleum’s common stock resulting from the asset sale;

•	the significant uncertainty related to Syntroleum’s ability to secure sufficient financial resources to commercialize its other technologies;

•	historical, current, and projected information concerning Syntroleum’s business, financial performance and condition, operations, management, and competitive position, including without limitation the sensitivities and uncertainties related thereto, and current industry, economic, and market conditions, including Syntroleum’s prospects if it were to remain an independent company;

•	the efforts made by Syntroleum’s board of directors and its advisors to negotiate and execute an asset purchase agreement favorable to Syntroleum, including the fact that Syntroleum conducted a thorough process with Piper Jaffray contacting 103 parties (other than REG and Party A) to elicit interest from prospective buyers of Syntroleum or all or a material portion of its assets;

•	Syntroleum’s determination not to negotiate exclusively with REG at any time;

•	the fact that Syntroleum’s board of directors consists of a majority of independent, non-management directors;

•	the fact that Syntroleum’s board of directors engaged financial and legal advisors with significant experience in public company transactions to advise it in connection with the asset sale, and that those financial and legal advisors were involved throughout the negotiations with REG, Party A and others and updated Syntroleum’s board of directors directly and regularly, which provided Syntroleum’s board of directors with additional perspectives on the negotiations in addition to those of Syntroleum’s management;

•	the fact that many of Syntroleum’s directors are experienced in business combination transactions;

•	the fact that Syntroleum’s board of directors was unanimous in its determination to recommend that its stockholders approve the asset sale proposal; and

•	the fact that completion of the asset sale will require the approval of Syntroleum’s stockholders.

In the course of its deliberations, Syntroleum’s board of directors also considered a variety of risks and other countervailing factors concerning the asset purchase agreement and the asset sale, including without limitation the following:

•	the risk that not all of the conditions to the parties’ obligations to complete the asset sale will be satisfied or waived in a timely manner or at all, and, as a result, the possibility that the asset sale may not be completed even if approved by Syntroleum’s stockholders;

•	the restrictions that the asset purchase agreement imposes on Syntroleum’s ability to actively solicit competing bids, the fact that Syntroleum is required to submit the asset sale proposal to its stockholders even if it has received a superior proposal or changed its recommendation in favor of the asset sale proposal and the fact that Syntroleum would be obligated to pay a termination fee to REG under certain circumstances, and that such termination fee could reduce the incentive for a third party to make a competing bid for Syntroleum;

•	the fact that the consideration that will ultimately be distributed to Syntroleum’s stockholders as a result of the asset sale will likely be in the form of REG common stock, the value of which may decline prior to or following any distribution thereof;

•	the possibility of that the shares of REG of common stock received by Syntroleum in consideration of the asset sale may never ultimately be distributed to Syntroleum’s stockholders, or that any such distribution may be substantially delayed due to the liquidation and dissolution process;

•	the restrictions on the conduct of Syntroleum’s business prior to the completion of the asset sale, which may delay or prevent Syntroleum from undertaking business opportunities that may arise pending the completion of the asset sale; and

•	the fact certain executive officers and directors of Syntroleum have interests in the asset sale that may be different from, or in addition to, the interests of Syntroleum stockholders, including that (i) as a condition to the closing of the asset sale, certain officers of Syntroleum will accept employment with REG Synthetic, (ii) in connection with their termination as employees of Syntroleum upon the closing of the asset sale, certain officers of Syntroleum will receive severance benefits pursuant to historical agreements with Syntroleum, including payments of $900,000 to Edward G. Roth, Syntroleum’s Chief Executive Officer, and $48,125 to Karen L. Power, Syntroleum’s Principal Financial Officer, and (iii) Syntroleum’s directors and executive officers will retain the right to continued indemnification and insurance coverage for acts or omissions occurring prior to the asset sale.

The foregoing discussion of the factors considered by Syntroleum’s board of directors is not intended to be exhaustive, but does set forth the principal factors considered by Syntroleum’s board of directors. Syntroleum’s board of directors collectively reached the unanimous conclusion to recommend the approval of the asset sale in light of the various factors described above and other factors that each member of Syntroleum’s board of directors believed were appropriate. In view of the wide variety of factors considered by Syntroleum’s board of directors in connection with its evaluation of the asset sale and the complexity of these matters, Syntroleum’s board of directors did not consider it practical, and did not attempt, to quantify, rank, or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Rather, Syntroleum’s board of directors made its recommendation based on the totality of information presented to it and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

After evaluating these factors and consulting with its legal and financial advisors, Syntroleum’s board of directors unanimously determined that the asset sale is fair to, and in the best interests of, Syntroleum and its stockholders and that the asset purchase agreement and the asset sale are expedient. Accordingly, Syntroleum’s board of directors unanimously approved the asset purchase agreement and recommended that Syntroleum’s stockholders approve the asset sale proposal.

Syntroleum’s board of directors unanimously recommends that Syntroleum’s stockholder vote FOR the approval of the asset sale proposal.

Opinion of Syntroleum’s Financial Advisor

Overview

Syntroleum retained Piper Jaffray to render a fairness opinion to Syntroleum’s board of directors in connection with the asset sale. Syntroleum instructed Piper Jaffray to evaluate the fairness, from a financial point of view, of the aggregate purchase price to be paid to Syntroleum in the asset sale. On December 16, 2013, Piper Jaffray delivered its oral opinion, subsequently confirmed in writing, to Syntroleum’s board of directors that, based on and subject to the limitations and assumptions stated in the opinion, as of the date of the opinion the aggregate purchase price to be received by Syntroleum in consideration for the asset sale was fair, from a financial point of view, to Syntroleum.

The full text of Piper Jaffray’s written opinion dated December 16, 2013, which contains the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, and with the prior written approval of Piper Jaffray, is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference. The summary of Piper Jaffray’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You are urged to read the opinion in its entirety. Piper Jaffray’s opinion addressed solely the fairness of the aggregate purchase price, from a financial point of view, to Syntroleum. Piper Jaffray’s opinion was directed solely to Syntroleum’s board of directors in connection with its consideration of the asset sale and was not intended to be, and does not constitute, a recommendation to any Syntroleum stockholder as to how such stockholder should vote or how any such stockholder should act with respect to the asset sale, the liquidation and dissolution of Syntroleum, or any other matter. Piper Jaffray’s opinion was approved for issuance by the Piper Jaffray Opinion Committee.

In arriving at its opinion, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms included in the last draft of the asset purchase agreement made available to Piper Jaffray, dated December 15, 2013;

•	reviewed and analyzed certain financial and other data with respect to Syntroleum and REG, which was publicly available or made available to Piper Jaffray by Syntroleum;

•	reviewed and analyzed certain internal unconsolidated financial projections of Syntroleum on a stand-alone basis (Piper Jaffray having been advised by Syntroleum’s management that Syntroleum has not prepared consolidated financial projections), including relating to its 50% Dynamic Fuels ownership interest, its GTL business, its technology license to Dynamic Fuels, its corporate overhead expenses, and its net operating losses (“NOLs”) (collectively, the “Material Business Components”), prepared for financial planning purposes and furnished to Piper Jaffray by the management of Syntroleum;

•	reviewed publicly available consensus analyst estimates for REG;

•	conducted discussions with members of the senior management of Syntroleum with respect to the business and prospects of Syntroleum on a stand-alone basis, and Syntroleum and REG on a combined basis following the asset sale;

•	reviewed the reported prices and trading activity for Syntroleum, REG, and certain companies deemed by Piper Jaffray to be comparable to Syntroleum;

•	compared the financial performance of Dynamic Fuels on a historical and projected basis with that of certain other publicly traded companies deemed by Piper Jaffray to be comparable to Dynamic Fuels;

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed comparable to a sale of Dynamic Fuels;

•	reviewed the premiums paid, to the extent publicly available, in certain acquisitions of other public companies;

•	performed discounted cash flows analyses for the Material Business Components on a stand-alone basis; and

•	performed certain financial analyses for Syntroleum and REG on a pro forma combined basis giving effect to the asset sale.

In addition, Piper Jaffray conducted such other inquiries, examinations and analyses and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, Syntroleum’s board of directors at a meeting held on December 16, 2013. Subsequent to its presentation on December 16, 2013, Piper Jaffray advised Syntroleum of corrections to certain data included in its presentation. Piper Jaffray further advised Syntroleum that these corrections, which are reflected in the summary below, would not have affected in any material respect the financial analyses presented to Syntroleum’s board of directors on December 16, 2013, nor would they have altered in any way the opinion of Piper Jaffray given as of December 16, 2013. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to Syntroleum’s board of directors on December 16, 2013.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as an indication of the relative importance or weight given to these analyses by Piper Jaffray or Syntroleum’s board of directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 13, 2013, and is not necessarily indicative of current market conditions. Unless otherwise indicated, all forward-looking information and estimates with respect to Syntroleum are based on projections furnished to Piper Jaffray by Syntroleum’s management and all forward-looking information and estimates for REG and any other public company were derived by Piper Jaffray from publicly available Wall Street consensus data reported by Thomson Reuters or CapIQ for those companies, in each case as of December 13, 2013.

As noted elsewhere in this proxy statement/prospectus, “aggregate purchase price” means a number of shares of REG common stock equal to 3,796,000 minus a number of shares of REG common stock equal to (i) the difference between $3,200,000 and the aggregate cash transferred to REG Synthetic at closing, to the extent that such difference results in a positive number, divided by (ii) the average of the last reported sale price per share of REG Common Stock on NASDAQ for the 20 consecutive trading days ending on the third day prior to the date of the closing; provided, that if the average last reported sale price per share of REG’s common stock for the 20 consecutive trading days ending on the third day prior to the date of the closing is equal to or greater than $12.91, then the number of shares of REG common stock to be paid to Syntroleum as consideration for the asset sale will be equal to (A) $49,000,000, divided by (B) the average last reported sale price per share of REG’s common stock for the 20 consecutive trading days ending on the third day prior to the date of the closing. In addition to the payment of the aggregate purchase price, REG Synthetic will assume substantially all of the liabilities of Syntroleum as part of the asset sale. For purposes of its analyses and based on the closing trading price of REG common stock of $10.51 on December 13, 2013 on the NASDAQ Global Select Stock Market and Syntroleum’s net debt (outstanding indebtedness less cash) as of December 13, 2013, Piper Jaffray calculated the implied value of the aggregate purchase price to be $39.9 million, and the implied enterprise value (equity value of Syntroleum as derived from the implied value of the aggregate purchase price, plus its net debt of $16.5 million at September 30, 2013) of Syntroleum based on the aggregate purchase price to be $23.4 million.

Historical Trading Analyses

Piper Jaffray reviewed the historical closing prices and trading volumes for Syntroleum common stock (after giving effect to a 10-for-1 reverse stock split on Syntroleum common stock effected in April 2013) and REG common stock over the twelve-month period from December 13, 2012 to December 13, 2013 in order to provide background information on the prices at which Syntroleum and REG have historically traded.

The following table summarizes selected market-derived data based upon these historical closing prices of Syntroleum common stock and REG common stock:

($ in millions except per share data)	Syntroleum Price Per Share	REG Price Per Share	Syntroleum Market Capitalization	Implied Value of Aggregate Purchase Price
Current Price	$2.60	$10.51	$25.9	$39.9
52 week low	$2.60	$5.46	N/A	$20.7
7 day average	$2.79	$10.57	N/A	$40.1
30 day average	$3.29	$11.29	N/A	$42.8
60 day average	$3.61	$12.01	N/A	$45.6
90 day average	$3.91	$13.00	N/A	$49.4
Average since July 17, 2013 (1)	$4.74	N/A	N/A	N/A
One day prior to July 17, 2013 (1)	$7.46	N/A	N/A	N/A
Volume weighted average price since IPO (01/19/2012)	N/A	$11.31	N/A	N/A

“N/A” means not applicable, not available or not presented.

(1)	Reflects Syntroleum’s announcement on July 17, 2013 of Piper Jaffray’s engagement to explore strategic alternatives.

Piper Jaffray also prepared a chart of indexed trading performance that showed that Syntroleum common stock decreased 36.0% over the twelve-month period from December 13, 2012 to December 13, 2013, as compared to an increase of 27.1% for the S&P 500 Index, an increase of 74.2% for REG, and an increase of 28.1% for an index of selected downstream refiner companies described below.

A review of volume-weighted trading at various price ranges in the last twelve months indicated that the highest volume of trading for Syntroleum was at less than $4.00 per share (23.1%) and then $4.00—$4.75 per share (22.0%) and that the highest volume of trading for REG was at greater than $14.00 per share (31.5%) and then less than $11.00 per share (26.3%).

Material Business Components Analyses

Overview

For purposes of its opinion, Piper Jaffray analyzed the Material Business Components and net debt of Syntroleum and aggregated the values derived from these analyses. These component parts included Syntroleum’s:

•	50% ownership interest in Dynamic Fuels;

•	Net debt;

•	GTL business;

•	Renewable diesel technology license to Dynamic Fuels;

•	NOLs for federal income tax purposes; and

•	Corporate overhead expenses.

Based on the advice of Syntroleum’s management, Piper Jaffray assumed for purposes of this aggregated value analysis, without independent verification and with the consent of Syntroleum, that:

•	the purchased assets and assumed liabilities in the asset sale constitute substantially all of the assets and liabilities of Syntroleum and are the assets and liabilities material to the operation of Syntroleum as a going concern;

•	the Material Business Components and cash are the only assets that are material to the business, earnings and prospects of Syntroleum; and

•	the amount of cash reserved by Syntroleum in connection with the asset sale will be in an amount adequate to satisfy the liabilities of Syntroleum that are not being assumed by REG in the asset sale and that sufficient cash will be conveyed to REG at closing so that there will not be a reduction in the aggregate purchase price.

The table below sets forth a summary of the results of Piper Jaffray’s aggregated value analysis based on its analyses of the Material Business Components. In aggregating for purposes of the tabular summary below, the non-Dynamic Fuels business components with Dynamic Fuels, where so required, Piper Jaffray converted the derived range of Dynamic Fuels enterprise values and other Dynamic Fuels values (which were based on Dynamic Fuels as a whole) to Syntroleum equity values by adjusting enterprise values for $100 million of debt at Dynamic Fuels as of September 30, 2013 and all values for Syntroleum’s 50% ownership interest. To derive an equity value of Syntroleum as a whole, Piper Jaffray added to the derived range of equity values for Dynamic Fuels the net cash (adjusted for Syntroleum management’s estimate of working capital expenses of restarting the Dynamic Fuels plant) of Syntroleum as of September 30, 2013 and the derived range of values for each other non-Dynamic Fuels Material Business Component to derive an equity value for Syntroleum as a whole.

($ in millions)	Low	Midpoint	High
Dynamic Fuels (50% ownership interest)	($44.7)	($15.9)	$12.8
GTL Business (expected 50% interest)	($16.0)	($1.0)	$20.9
Royalty Payments under Bio-Synfining® Site License Agreement	$2.7	$3.1	$3.6
NOLs	$22.6	$27.3	$35.3
Corporate Overhead Expenses	($12.0)	($13.4)	($15.3)

Implied Aggregated Equity Value of Syntroleum (1):	($36.8)	$10.5	$66.0

(1)	Includes $10.5 million in net cash.

The aggregated value analysis of the Material Business Components indicated that the implied value of the aggregate purchase price of $39.9 million was within the derived range of the midpoint to high implied aggregated equity values of Syntroleum.

Analyses Related to Dynamic Fuels

Unless otherwise indicated, the analyses summarized below relate to Dynamic Fuels as a whole, rather than Syntroleum’s 50% ownership interest in Dynamic Fuels. For purposes of the analyses below, Piper Jaffray derived the equity value of Dynamic Fuels from the enterprise value of Dynamic Fuels by adjusting for the net debt of Dynamic Fuels as of September 30, 2013 of $99.0 million.

Per Gallon Analysis. In order to analyze Dynamic Fuels’ value based on its nameplate production capacity, Piper Jaffray analyzed REG’s enterprise value on a per gallon basis for both total nameplate operating production capacity as well as total nameplate production capacity of all plants owned. Piper Jaffray selected REG, based on its professional judgment, due to the similarity of its business operations to Dynamic Fuels and that it is the only publicly traded, pure-play biodiesel company operating at scale, making it the most similar publicly traded comparable company. For purposes of this analysis, Piper Jaffray (i) utilized public filings, press releases and certain databases; and (ii) REG’s current market capitalization as of December 13, 2013 plus its net debt as of September 30, 2013.

This analysis resulted in an estimated per gallon nameplate operating production capacity for REG of $1.14 for operating plants only and $0.72 for all plants, based on an enterprise value of $291.9 million and an operating production capacity of 257 million gallons per year and a total production capacity of 407 million gallons per year, respectively. Based on the nameplate production capacity of the Dynamic Fuels plant and applying the derived per gallon values (in a range of plus or minus $0.10 of the estimated per gallon values for REG), Piper Jaffray calculated for Dynamic Fuels implied enterprise values ranging from $79.4 million to $94.7 million and implied equity values ranging from ($19.6) million to ($4.2) million on an operating plants basis and implied enterprise values ranging from $47.3 million to $62.6 million and implied equity values of ($51.7) million to ($36.3) million on an all plants basis.

Selected Precedent Transaction Analysis. Piper Jaffray reviewed merger and acquisition transactions involving target companies in the biodiesel sector that it deemed comparable to Dynamic Fuels. Piper Jaffray selected these transactions based on information obtained by searching public filings, press releases and certain databases. Piper Jaffray selected these transactions based on the following criteria:

•	available public data;

•	all transactions announced since January 1, 2008 in the biodiesel sector; and

•	transactions in which the acquiring company purchased 100% of the target.

Based on these criteria, the fifteen transactions below were selected. The selling price or another comparable was not publicly disclosed for all of the transactions. For each transaction, Piper Jaffray compiled, where available, the enterprise value of each transaction, the announced nameplate capacity in gallons for each transaction target, and the enterprise value per gallon for each transaction, as set forth below:

($ and gallons in millions)

Announcement Date	Name of Target	Name of Acquirer	Enterprise Value	Nameplate Capacity in Gallons	Enterprise Value per Gallon
05/03/2013	Soy Energy LLC Bio-Refinery in Mason City, IA	Renewable Energy Group	$16.6	30.0	$0.55
05/01/2013	Biodiesel Facility in Brooklyn, NY	United Refining Co.	NA	50.0	NA
01/04/2013	Biodiesel Plant in Cleburne, TX	Delek US Holdings	$5.5	12.0	$0.46
11/19/2012	Multi-Feedstock Facility in Atlanta, GA	Renewable Energy Group	$2.6	15.0	$0.17
11/01/2012	North Texas Bio Energy, Bio-Refinery in New Boston, TX	Renewable Energy Group	$4.7	15.0	$0.32
01/26/2012	Seneca Landlord, LLC	Renewable Energy Group	$12.6	60.0	$0.21
11/30/2011	Biodiesel Plant in Beatrice, NE	Flint Hills Resources	NA	50.0	NA
08/31/2011	Biodiesel Plant Near Algona, IA	Ag Processing Inc.	NA	60.0	NA
04/05/2011	Biodiesel Plant in Deerfield, MO	Archer Daniel Midland	NA	30.0	NA
08/30/2010	Clovis Biodiesel, LLC	Renewable Energy Group	NA	15.0	NA
08/10/2009	Biodiesel Plant in Atacosa County, TX	National Wind Solutions	$3.0	NA	NA
05/08/2009	Central Iowa Energy, LLC	Renewable Energy Group	NA	30.0	NA
12/12/2008	Blackhawk Biofuels LLC	Renewable Energy Group	NA	45.0	NA
06/03/2008	U.S. Biodiesel Group	Renewable Energy Group	$80.0	35.0	$2.29
		Minimum	$2.6	12.0	$0.17
		25th Percentile	$3.9	15.0	$0.24
		Mean	$17.9	34.4	$0.67
		Median	$5.5	30.0	$0.39
		75th Percentile	$14.6	50.0	$0.53
		Maximum	$80.0	60.0	$2.29

“NA” means not applicable, not available or not presented

Based on Dynamic Fuels’ nameplate capacity in gallons of 5,000 barrels per day or 76.65 million gallons per year, Piper Jaffray calculated implied enterprise values of $40.6 million and $18.1 million and implied equity values of ($58.4) million and ($80.9) million for Dynamic Fuels at the 75th and 25th percentiles.

No company, transaction or business used in this analysis is identical to Dynamic Fuels or the asset sale. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the transaction or other values of the companies to which Dynamic Fuels was compared.

Selected Public Company Analysis. Piper Jaffray reviewed selected historical financial data of Dynamic Fuels and estimated financial data of Dynamic Fuels based on projections provided by Syntroleum’s management and compared them to corresponding financial data, where applicable, for U.S. listed public companies in the downstream refiners sector, in addition to comparing Syntroleum directly to REG. Piper Jaffray selected companies in these sectors based on information obtained by searching public filings, press releases and certain databases. Piper Jaffray selected, based on its professional judgment, companies in the downstream refiners sector based on aspects of these companies it deemed similar to Dynamic Fuels’ business, including transportation fuel production, end-market commodity exposure and limited exposure to upstream oil and gas activities. Piper Jaffray excluded fully integrated oil and gas refiners as well as privately held refiners. Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

Downstream Refiners
HollyFrontier Corporation
Marathon Petroleum Corporation
Murphy Oil Corporation
Tesoro Corporation
Valero Energy Corporation

Piper Jaffray also selected, based on its professional judgment, REG due to the similarity of its business operations to Dynamic Fuels and that it is the only publicly traded, pure-play biodiesel company operating at scale, making it the most similar publicly traded comparable company.

For the selected public companies analysis, Piper Jaffray derived selected valuation multiples for the selected public companies. The valuation multiples were derived using the following financial metrics: (i) enterprise value; (ii) book value; (iii) revenue; (iv) earnings before interest, taxes, depreciation and amortization (“EBITDA”); (v) earnings; and (vi) price to earnings growth (“PEG”), in each case based on periods comprising the latest 12 months (“LTM”), projected 2014 and projected 2015.

	EV/Book Value	EV/Revenue			EV/EBITDA			Price/Earnings			PEG
Downstream Refiners	LTM	LTM	2014P	2015P	LTM	2014P	2015P	LTM	2014P	2015P	LTM	2014P	2015P
Maximum	2.8x	0.45x	1.09x	1.29x	6.6x	5.1x	4.6x	17.5x	10.5x	10.6x	1.4x	1.1x	0.9x
Median	2.4x	0.29x	0.32x	0.32x	5.2x	4.9x	4.4x	10.5x	9.8x	8.9x	1.1x	0.9x	0.8x
Mean	2.2x	0.33x	0.49x	0.52x	5.2x	4.6x	4.2x	11.7x	9.8x	9.0x	1.1x	0.9x	0.8x
Minimum	1.5x	0.22x	0.25x	0.25x	3.8x	3.1x	3.2x	7.8x	9.1x	8.0x	0.9x	0.8x	0.8x
Renewable Energy Group, Inc.	0.6x	0.22x	0.24x	0.20x	1.7x	3.0x	2.7x	3.8x	6.6x	6.9x	0.3x	0.4x	0.5x

Piper Jaffray then applied the valuation multiples at the derived high (median of downstream refiners) and low (REG) to Dynamic Fuels and derived the following implied enterprise and equity values for Dynamic Fuels:

	EV/Revenue		EV/EBITDA
($ in millions)	LTM	2014P	LTM	2014P
Implied Enterprise Value of Dynamic Fuels
High	$13.5	$43.5	$28.6	$120.1
Low	$10.1	$33.5	$9.5	$74.3
Implied Equity Value of Dynamic Fuels
High	($85.5)	($55.4)	($70.3)	$21.1
Low	($88.9)	($65.5)	($89.5)	($24.7)

No company utilized in the selected public companies analysis is identical to Dynamic Fuels. In evaluating the selected public companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Piper Jaffray calculated an estimated range of theoretical values of Dynamic Fuels based on (i) the net present value of Dynamic Fuels’ projected free cash flows from December 31, 2013 to December 31, 2018; and (ii) the net present value of an estimated terminal value for Dynamic Fuels at December 31, 2018. For purposes of this analysis, Piper Jaffray (i) relied upon the Dynamic Fuels financial projections furnished to Piper Jaffray by Syntroleum’s management for the period from December 31, 2013 to December 31, 2018; (ii) calculated the free cash flows for each year from Dynamic Fuels’ projections as operating income, less taxes, plus depreciation and amortization, less capital expenditures and adjusted for increases or decreases in working capital; (iii) discounted amounts related to unlevered free cash flows using an assumed discount range from 25.0% to 35.0%, based on the calculated weighted average cost of capital for Dynamic Fuels (Piper Jaffray noted that this wide discount rate range was due to the uncertainty of future feed stock and renewable fuels commodity prices as well as the value of RINs and other subsidies); (iv) assumed a terminal value growth rate of 0.0% to 2.0% based upon the long-term growth rate from projections provided by Syntroleum’s management, pricing uncertainty and 100% capacity utilization; and (v) applied a tax rate of 35.0%, the current United States federal corporate tax rate.

The analysis resulted in implied enterprise and equity values of Dynamic Fuels ranging from $78.5 million to $124.7 million and ($20.5) million to $25.7 million, respectively.

Analyses Related to Non-Dynamic Fuels Material Business Components

GTL Analysis. Using a discounted cash flow analysis, Piper Jaffray calculated a theoretical value of Syntroleum’s GTL business based on (i) the net present value of the projected free cash flows of the GTL business from December 31, 2013 to December 31, 2023; and (ii) the net present value of an estimated terminal value for GTL at December 31, 2023. For purposes of this analysis, Piper Jaffray (i) relied upon the GTL business projections furnished to Piper Jaffray by Syntroleum’s management for the period from December 31, 2013 to December 31, 2023; (ii) calculated free cash flows from each year from Syntroleum’s projections as operating income, plus depreciation and depletion, less capital expenditures, less upstream well cost, and less taxes; (iii) discounted amounts related to unlevered free cash flows using an assumed discount range from 12.0% to 14.0%, based on the calculated weighted average cost of capital for the GTL business; (iv) assumed a terminal value growth rate of 0.0% to 2.0% based upon the long-term growth rate from projections provided by Syntroleum’s management, pricing uncertainty and 100% capacity utilization; and (v) applied a tax rate of 35%, as provided by Syntroleum’s management.

This analysis resulted in an implied equity value of the GTL business ranging from ($16.0) million to $20.9 million with a midpoint of the range of ($1.0) million, after adjustment to reflect Syntroleum’s expected 50% ownership of the GTL business based on its existing letter of intent with its GTL joint venture partner.

Bio-Synfining® Site Licensing Analysis. Piper Jaffray calculated an estimated net present value of future royalty payments to which Syntroleum would be entitled pursuant to the Bio-Synfining® Site License Agreement with Dynamic Fuels using a discounted cash flow analysis. Piper Jaffray’s calculation was based on (i) the net present value of Dynamic Fuels’ projected free cash flows pursuant to its nameplate capacity from December 31, 2013 to December 31, 2018; and (ii) the net present value of an estimated terminal value at December 31, 2018. For purposes of this analysis, Piper Jaffray (i) utilized projections furnished to Piper Jaffray by Syntroleum’s management for the period from December 31, 2013 to December 31, 2018; (ii) calculated the free cash flows from each year from Syntroleum’s projections based on the royalty cash flows; (iii) discounted amounts related to unlevered free cash flows using an assumed discount range from 25.0% to 35.0%, based on the calculated weighted average cost of capital for Dynamic Fuels; (iv) assumed a terminal value growth rate of zero due to the fixed royalty payment structure of the license; and (v) applied a tax rate of 35.0%, the current United States federal corporate tax rate.

This analysis resulted in an implied equity value of Bio-Synfining® Site License Agreement royalty payments ranging from $2.7 million to $3.6 million, with a midpoint of the range of $3.1 million.

NOL Analysis. Using a discounted cash flow analysis, Piper Jaffray estimated the net present value of future tax benefits to Syntroleum of utilizing Syntroleum NOLs in full by 2023, based on Syntroleum’s management’s estimate of its accumulated NOLs of approximately $363.0 million. For purposes of this analysis, Piper Jaffray (i) utilized projections furnished to Piper Jaffray by Syntroleum’s management of earnings before taxes of the Material Business Components (in the case of Dynamic Fuels and GTL, adjusted for Syntroleum’s existing or expected 50% ownership interest in the related joint venture) from December 31, 2013 through December 31, 2022; (ii) assumed the remaining NOL balance would be utilized in 2023; (iii) discounted amounts using an assumed discount range from 25.0% to 35.0% based on the calculated weighted average cost of capital for Dynamic Fuels; and (iv) applied a tax rate of 35.0%, the current Federal corporate tax rate.

This analysis resulted in an estimated net present value of NOLs of $33.5 million, $27.3 million, and $22.6 million, based on respectively an assumed 25%, 30% and 35% discount rate.

Corporate Overhead Expenses Analysis. Piper Jaffray analyzed the corporate overhead expenses of Syntroleum not otherwise addressed in its analyses related to the other Material Business Components. These expenses primarily consist of employee salaries, office expenses, public company costs and other similar costs. Piper Jaffray calculated an estimated net present value of corporate overhead expenses using a discounted cash flow analysis. Piper Jaffray’s calculation was based on (i) the net present value of operating expenses from December 31, 2013 to December 31, 2018; and (ii) the net present value of an estimated terminal value at December 31, 2018. For purposes of this analysis, Piper Jaffray (i) utilized projections of corporate overhead expenses furnished to Piper Jaffray by Syntroleum’s management for the period from December 31, 2013 to December 31, 2018; (ii) discounted amounts related to unlevered free cash flows using an assumed discount range from 25.0% to 35.0%, based on the calculated weighted average cost of capital for Dynamic Fuels; (iii) assumed a terminal value growth rate of 0.0% to 2.0% based upon the long-term growth rate from projections provided by Syntroleum’s management, pricing uncertainty and 100% capacity utilization; and (iv) applied a tax rate of 35.0%, the current United States federal corporate tax rate.

This analysis resulted in an estimated net present value of corporate overhead expenses ranging from ($15.3) million to ($12.0) million, with a midpoint of the range of ($13.4) million.

Analyses Related to Syntroleum

Premiums Paid Analysis. Piper Jaffray reviewed publicly available information for selected completed acquisitions to determine the premiums (discounts) paid in the transactions over market capitalization based upon recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions based on the following criteria:

•	all domestic transactions since January 2010 with U.S.-listed public company targets;

•	100% change-of-control;

•	up to $1 billion transaction value;

•	excluded transactions with a purchase price discount as compared to the closing share price one day prior to the announcement; and

•	all target companies in the energy, chemicals and industrial sectors.

Piper Jaffray performed its analysis on approximately 60 transactions that satisfied these criteria. The table below shows the premiums paid over market capitalization in these transactions at various periods relative to the acquisition transaction announcement date, and the implied equity value of Syntroleum based on these premiums at comparable periods from the assumed announcement date of the asset sale.

	Minimum	Mean	Median	Maximum	75th Percentile	25th Percentile
Selected Transactions
1-Day Spot Premium	1.9%	38.5%	38.5%	91.2%	53.1%	20.5%
7-Day Spot Premium	3.7%	40.8%	37.6%	160.0%	51.3%	20.4%
30-Day Spot Premium	5.8%	44.2%	38.1%	128.6%	57.1%	22.9%

Implied Equity Value of Syntroleum ($ in millions)
1-Day	$27	$36	$36	$50	$40	$32
7-Days	$32	$43	$42	$80	$46	$37
30-Days	$40	$55	$53	$87	$60	$47

Piper Jaffray determined the premium (discount) of the implied value of the aggregate purchase price over the market capitalization of Syntroleum as of various time periods prior to the assumed announcement date of December 13, 2013, as follows:

Premium (Discount) of Aggregate Purchase Price
Premiums: Spot
Current (as of December 13, 2013)	54.0%
1-Day prior	52.2%
10-Days prior	20.2%
30 Days prior	3.4%
90 Days prior	(18.5)%
Premiums: Average
Current (as of December 13, 2013)	54.0%
10-Days Average	36.2%
30-Days Average	21.8%
90-Days Average	2.4%

The premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the spot premiums of the aggregate purchase price over the market capitalization of Syntroleum at the 1-Day period was within the range of premiums paid in the selected transactions and the spot premium at the 30-Day period was below the range of premiums paid in the selected transactions.

Pro Forma Analyses. Piper Jaffray analyzed the contribution of each of Syntroleum and REG to the pro forma combined entity with respect to market capitalization as of December 13, 2013 and projected revenue, EBITDA, and net income for each of the years ending December 31, 2014 and 2015, based on the most recent publicly available financial statements, management projections and consensus estimates. For purposes of the contribution analysis, Piper Jaffray included pre-asset sale metrics of each company and excluded possible transaction related effects, including any possible synergies and transaction related costs and adjustments, except for giving effect to the shares to be issued to Syntroleum in the asset sale (assuming no reduction in the number of shares based on the terms of the asset purchase agreement). The analysis yielded the following implied pro forma contributions of Syntroleum to the combined entity:

Implied Syntroleum Contribution
Market capitalization as of December 13, 2013	6%
Revenue
2014P	6%
2015P	9%
EBITDA
2014P	8%
2015P	17%
Net Income
2014P	6%
2015P	17%
Average of 2014P/2015P	10%

Piper Jaffray calculated the relative equity ownership of REG following the asset sale and determined that Syntroleum would own approximately 9% of the fully diluted equity value of REG following the asset sale.

Piper Jaffray also analyzed the pro forma effects resulting from the asset sale on the projected earnings of the combined company for fiscal years 2014, 2015, and 2016 based on management estimates for Syntroleum and consensus estimates based on Wall Street research, as reported by Thomson Reuters for REG. For purposes of this analysis, Piper Jaffray excluded possible transaction-related effects, including, any possible synergies and transaction related costs and adjustments, except for giving effect to the shares to be issued to Syntroleum in the asset sale (assuming no reduction in the number of shares based on the terms of the asset purchase agreement), a reduction in the estimated cash due to the wind-down and liquidation of Syntroleum and a reduction in the overhead expenses of Syntroleum to reflect that it would no longer be a separate public reporting company after completing its liquidation and dissolution. Piper Jaffray determined that the asset sale could be accretive to the earnings per share of REG for fiscal years 2014, 2015, and 2016.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of Syntroleum, any of the Material Business Components or REG.

No company or transaction used in the above analyses as a comparison is directly comparable to Syntroleum or Dynamic Fuels and the asset sale transaction contemplated by the asset purchase agreement. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the asset sale was compared and other factors that could affect the value or transaction value of the companies involved.

Piper Jaffray performed its analyses for purposes of providing its opinion to Syntroleum’s board of directors. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by Syntroleum’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. Similarly, certain of Piper Jaffray’s analyses relied upon forecasts of future results for REG and comparable companies published by investment research analysts or otherwise publicly available. All these forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

Piper Jaffray’s opinion was one of many factors taken into consideration by Syntroleum’s board of directors in making the determination to approve the asset purchase agreement. While Piper Jaffray provided advice to Syntroleum’s board of directors during their negotiations with REG, Piper Jaffray did not recommend any specific consideration for the asset sale.

Piper Jaffray relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray and that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Syntroleum or REG since the respective dates of the most recent financial statements and other information, financial or otherwise, provided or publicly available to Piper Jaffray that would be material to Piper Jaffray’s analyses or its fairness opinion, and Piper Jaffray did not independently verify such information. Piper Jaffray further relied upon the assurances of Syntroleum’s management that the financial information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that Syntroleum’s management was not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray’s opinion, Piper Jaffray assumed that neither Syntroleum, Dynamic Fuels nor REG was a party to any material pending transaction, including any external refinancing, recapitalization, acquisition or merger other than the asset sale and the liquidation and dissolution of Syntroleum, and with respect to financial forecasts, pro forma adjustments, estimates and other forward-looking information relating to Syntroleum or REG reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of Syntroleum’s management as to the expected future results of operations and financial condition of Syntroleum. Piper Jaffray expressed no opinion as to any such financial forecasts, pro forma adjustments, estimates of NOLs and other estimates or forward-looking information of Syntroleum, REG or Syntroleum and REG on a pro forma combined basis, or the assumptions on which they were based. Piper Jaffray was not engaged to undertake on behalf of Syntroleum, nor was the fairness opinion intended to supplement or substitute for, due diligence required in connection with the asset sale or any other transaction. Piper Jaffray relied, with Syntroleum’s consent, on advice of the outside counsel and the independent registered public accounting firm to Syntroleum, and on the assumptions of Syntroleum’s management, as to all accounting, legal, tax and financial reporting matters with respect to Syntroleum, REG, the asset sale, the liquidation and dissolution, and the asset purchase agreement. Piper Jaffray’s opinion does not address any accounting, legal, regulatory, tax and financial reporting matters.

In arriving at its opinion, Piper Jaffray assumed that the executed asset purchase agreement was in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray also assumed (a) the asset sale would be consummated pursuant to the terms of the asset purchase agreement without material amendments thereto and without waiver by any party of any material obligations thereunder; (b) that all necessary regulatory approvals and consents required for the asset sale would be obtained in a manner that would not adversely affect Syntroleum and REG or alter the terms of the asset sale, including without limitation the registration of the shares of REG common stock comprising the aggregate purchase price; (c) without verification and with Syntroleum’s consent, that the shares of REG common stock comprising the aggregate purchase price, when registered and issued to Syntroleum in accordance with the asset purchase agreement, would be freely tradeable without restriction under applicable securities laws or otherwise; and (d) the asset sale and liquidation and dissolution would qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Code. In arriving at its opinion, Piper Jaffray did not perform any appraisals or, except as it may relate to its analyses of the Material Business Components, any valuation of any specific assets or liabilities (fixed, contingent, derivative, off-balance sheet or other) of Syntroleum, Dynamic Fuels or REG, and was not furnished with any such appraisals or valuations, nor did Piper Jaffray make any physical inspection of the properties or assets of Syntroleum (including Dynamic Fuels). The analyses performed by Piper Jaffray in connection with its opinion were going-concern analyses. For that purpose, among others, Piper Jaffray assumed with Syntroleum’s consent, based on advice of Syntroleum’s management and without independent verification, that (a) the assets and liabilities transferred and assumed by REG Synthetic in connection with the asset sale constitute substantially all the assets and liabilities (fixed, contingent, derivative, off-balance sheet or other), respectively, of Syntroleum and are the assets and liabilities material to the operation of the business as a going concern, (b) there are no assets of Syntroleum (whether or not reflected on its balance sheet) material to the business, earnings and prospects of Syntroleum, other than the assets included in the Material Business Components and cash, and (c) the cash reserve retained by Syntroleum will be in an amount adequate to satisfy any liabilities retained by Syntroleum and sufficient cash will be conveyed at closing to REG without reduction of the aggregate purchase price for any “Adjustment Shares” (as calculated under the asset purchase agreement). Piper Jaffray expressed no opinion regarding the liquidation value of Syntroleum or REG. Without limiting the generality of the foregoing, Piper Jaffray neither performed (except as it may relate to its analyses of the Material Business Components) nor was furnished any appraisal, valuation or other independent analysis of any assets or liabilities (fixed, contingent or other) of Syntroleum or REG, including the purchased assets, excluded assets, assumed liabilities and excluded liabilities (including possible unasserted claims or other contingent liabilities, to which Syntroleum, REG or any of their affiliates is a party or may be subject, and at the direction of Syntroleum and with its consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes (favorable or unfavorable) or damages arising out of any such matters), nor did Piper Jaffray make any analysis of, and its opinion did not address, whether the aggregate purchase price, together with the excluded assets and cash reserve, will satisfy the excluded liabilities or any other obligations of Syntroleum then existing or incurred in the future, or what, if any, portion of the aggregate purchase price would be distributable to Syntroleum’s stockholders in the liquidation and dissolution or any other aspect of the liquidation and dissolution.

Piper Jaffray’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray did not express any opinion as to the price at which shares of common stock of Syntroleum or REG have traded or such stock may trade following announcement of the asset sale or at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to Syntroleum of the aggregate purchase price to be received by Syntroleum in the asset sale, as set forth in the asset purchase agreement, and did not address any other terms or agreement relating to the asset sale, the liquidation or dissolution, or any other terms of the asset purchase agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the asset sale and the liquidation and dissolution, the pre- and post-signing process conducted or to be conducted by Syntroleum, the solvency or financial viability of Syntroleum or REG at the date of its opinion, upon consummation of the asset sale or at any future time, the merits of the asset sale and liquidation and dissolution relative to any alternative transaction or business strategy that may be available to Syntroleum, or the fairness of the asset sale to Syntroleum. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee, or any class of such persons, relative to the aggregate purchase price to be received by Syntroleum in the asset sale or with respect to the fairness of any such compensation.

Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged as financial advisor in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Syntroleum’s board of directors selected Piper Jaffray to serve as its financial advisor in connection with the transactions contemplated by the asset purchase agreement on the basis of its experience and reputation in acting as financial advisor in connection with such transactions in the renewable energy sector.

Piper Jaffray acted as a financial advisor to Syntroleum in connection with the asset sale and will receive an estimated fee of approximately $1,250,000 from Syntroleum, which is contingent upon the consummation of the asset sale, except for (i) $100,000 paid to Piper Jaffray upon signing its engagement agreement with Syntroleum, and (ii) $400,000 paid to Piper Jaffray for providing its fairness opinion, which in each case will be credited against the total fee paid on consummation of the asset sale. The opinion fee was not contingent upon the consummation of the asset sale or the conclusions reached in Piper Jaffray’s opinion. Syntroleum has agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of Syntroleum for their own account or the account of their customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray has in the past performed investment banking services for REG, serving as one of the joint book running managing underwriters of REG’s 2012 initial public offering for which Piper Jaffray received a fee of approximately $1,119,000. In addition, Piper Jaffray and its affiliates publish investment research on REG and make a market in and actively trade securities of REG for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Following REG’s initial public offering, Piper Jaffray also furnished cash management services to REG for which it received compensation aggregating approximately $16,800. Piper Jaffray and its affiliates may also, in the future, in the ordinary course of business, perform various investment banking, financial advisory and other services for Syntroleum, REG or their respective affiliates and for other clients and customers that may have conflicting interests with Syntroleum, for which Piper Jaffray would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s research department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the asset sale and other participants in the asset sale that differ from the opinions of Piper Jaffray’s investment banking personnel.

Certain Financial Information

In connection with the evaluation of a possible transaction, Syntroleum provided to Piper Jaffray, in its capacity as Syntroleum’s financial advisor, REG and other prospective parties to a business combination transaction with Syntroleum certain prospective financial information concerning Dynamic Fuels and Syntroleum’s prospective GTL business. As described in greater detail below, prospective financial information was provided by Syntroleum on several occasions throughout the process described above under “Proposal One—The Asset Sale Proposal—Background of the Asset Sale” beginning on page 63 of this proxy statement/prospectus.

Syntroleum’s management does not in the ordinary course prepare prospective financial information for upcoming fiscal years. Syntroleum made available prospective financial information relating to its interest in Dynamic Fuels and its prospective GTL business for use in connection with the financial analyses performed by

Piper Jaffray in connection with delivering its fairness opinion to Syntroleum’s board of directors and to assist REG and other prospective parties to a business combination with their due diligence review of Syntroleum and its interest in Dynamic Fuels. The summary of such information below is included solely to give stockholders access to the information that was made available to Piper Jaffray, REG and such other interested parties, and is not included in this proxy statement/prospectus in order to influence any stockholder to make any investment decision with respect to Syntroleum or the asset sale.

The prospective financial information reflects numerous estimates and assumptions made by Syntroleum with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Syntroleum’s business, all of which are difficult to predict and many of which are beyond Syntroleum’s control. The prospective financial information reflects subjective judgment in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Syntroleum’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, other matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 59 of this proxy statement/prospectus, and the various risks set forth in the section entitled “Risk Factors” beginning on page 24 of this proxy statement/prospectus. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than forecasted. The prospective financial information covers multiple years and such information by its nature becomes less reliable with each successive year. In addition, the prospective information will be affected by Syntroleum’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the prospective information was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Syntroleum’s control. The prospective information also reflects assumptions as to certain business decisions that are subject to change. Such prospective information cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Syntroleum, its board of directors, REG, any of their respective affiliates or advisors, or anyone else who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of Syntroleum, its board of directors, REG or any of their respective affiliates or advisors intends to, and each of them disclaims any obligation to, update, revise or correct such prospective information if they are or become inaccurate.

The prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the asset purchase agreement or the intended subsequent liquidation and dissolution of Syntroleum. Further, the prospective financial information does not take into account the effect of any failure of the asset sale to occur and should not be viewed as accurate or continuing in that context.

In addition, the prospective financial information contained in this proxy statement/prospectus was originally prepared solely for internal use in connection with the financial analyses performed by Piper Jaffray in connection with delivering its fairness opinion to Syntroleum’s board of directors and to assist REG and other prospective parties to a business combination with their due diligence review of Syntroleum and its interest in Dynamic Fuels, and not with a view toward public disclosure or toward complying with generally accepted accounting principles, which is referred to as “GAAP”, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information included below was prepared by, and is the responsibility of, Syntroleum’s management. Neither Syntroleum’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

The inclusion of the prospective financial information herein should not be deemed an admission or representation by Syntroleum, its board of directors, REG or any of their respective affiliates or advisors that they are viewed by Syntroleum, its board of directors, REG or any of their respective affiliates or advisors as material information of Syntroleum. The prospective information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Syntroleum contained in this proxy statement/prospectus. In light of the foregoing factors and the uncertainties inherent in Syntroleum’s prospective information, stockholders are cautioned not to place undue, if any, reliance on the prospective information included in this proxy statement/prospectus.

The prospective financial information included in this proxy statement/prospectus was prepared by, and is the responsibility of, Syntroleum’s management. Piper Jaffray did not prepare or compile the prospective financial information, did not examine or perform any procedures with respect to the prospective financial information and did not and does not express any opinion or any other form of assurance with respect to the prospective financial information included in this proxy statement/prospectus or its achievability.

The prospective financial information prepared by Syntroleum with respect to Dynamic Fuels was for Dynamic Fuels taken as a whole, and not solely Syntroleum’s 50% membership interest therein. In addition, except as indicated below, the prospective financial information prepared by Syntroleum for Dynamic Fuels reflected the Geismar Facility being operational for full twelve month periods beginning January 1, 2014, notwithstanding that the timing of any restart of the Geismar Facility was not yet determinable.

The prospective financial information prepared by Syntroleum with respect to its prospective GTL business was for the GTL business taken as a whole, not solely Syntroleum’s yet-to-be-determined interest therein. Pursuant to an executed memorandum of understanding (the “MOU”), Syntroleum is exploring the feasibility of a GTL facility as described below with a potential joint venture partner. For purposes of preparing its financial analyses in connection with its fairness opinion, at management’s direction and with its consent, Piper Jaffray assumed Syntroleum’s ownership interest in the GTL joint venture contemplated by the MOU would be 50%.

Confidential Information Memorandum Projections

On July 5, 2013, Syntroleum provided Piper Jaffray the prospective financial information set forth in the table below, relating to Dynamic Fuels, for use in a confidential information memorandum (the “CIM”) furnished to certain prospective parties, which contained information relating primarily to Dynamic Fuels and did not contain information related to Syntroleum’s prospective GTL business. REG neither requested nor received a copy of the CIM; however, the prospective financial information was made available to REG on a datasite.

This prospective financial information prepared by Syntroleum for Dynamic Fuels contained assumptions that included, but were not limited to, (i) the Geismar Facility having 85% “uptime”; (ii) renewable diesel product yield at the Geismar Facility of 88%, (iii) operating costs for the Geismar Facility consistent with those of the Geismar Facility during 2012, (iv) feedstock inputs of 50% yellow grease and 50% inedible corn oil, projected at 80% and 73%, respectively, of soybean oil futures strip prices as of June 21, 2013, consistent with prevailing prices, (v) a $1.00 subsidy for renewable diesel remaining in place during the forecast period, (vi) prices of diesel and soybean oil equal to CME Group futures strip prices therefor as of June 21, 2013, and (vii) continued RIN prices consistent with average prevailing RIN prices for the calendar quarter ending June 30, 2013.

	2014E	2015E	2016E	2017E	2018E
(100% of Dynamic Fuels)	(in millions, except $1.00 subsidy, D4 RIN Price, and Feedstock Cost)
Revenue	$316.0	$310.3	$311.1	$309.5	$309.5
Feedstock Margin	127.0	125.0	128.2	126.6	126.6
Net Income	76.9	74.7	77.8	75.9	75.5
EBITDA	84.6	82.4	85.5	83.6	83.2
Depreciation	5.3	5.3	5.3	5.3	5.3

$1.00 Subsidy	$1.00	$1.00	$1.00	$1.00	$1.00
D4 RIN Price	$0.95	$0.95	$0.95	$0.95	$0.95
Feedstock Cost per Pound (delivered)	$0.40	$0.40	$0.39	$0.39	$0.39

December 2013 Projections

On December 2, 2013, Syntroleum provided Piper Jaffray prospective financial information for Dynamic Fuels and for Syntroleum’s prospective GTL business. This prospective financial information was made available to REG on a data site.

Dynamic Fuels Financial Information

This prospective financial information prepared by Syntroleum for Dynamic Fuels contemplated a significantly different regulatory environment than the prospective financial information prepared by Syntroleum for Dynamic Fuels in July 2013 as a result of (i) the EPA’s November 2013 proposal to reduce RVOs for 2014 below the levels contemplated by the Energy Policy Act of 2009 and (ii) an expectation that the $1.00 subsidy for renewable diesel would not be renewed effective January 1, 2014. Accordingly, this prospective financial information prepared by Syntroleum for Dynamic Fuels contained assumptions that included, but were not limited to, (i) the Geismar Facility having 85% “uptime”; (ii) renewable diesel product yield at the Geismar Facility of 88%, (iii) operating costs for the Geismar Facility consistent with those of the Geismar Facility during 2012, (iv) feedstock inputs of 20% soybean oil, 40% yellow grease, and 40% inedible corn oil, projected at 100%, 75%, and 73% of soybean oil futures strip prices, respectively, as of October 24, 2013, consistent with prevailing prices, (v) a $1.00 subsidy for renewable diesel no longer being in effect as of January 1, 2014, (vi) prices of diesel and soybean oil equal to CME Group futures strip prices therefor as of July 31, 2013, and (vii) RIN prices at a level required for a 30 million gallon per year soy biodiesel plan to break even in light of expected excess capacity for biomass-based diesel due to the EPA’s proposed RVO reductions.

	2014E	2015E	2016E	2017E	2018E
(100% of Dynamic Fuels)	(in millions, except $1.00 subsidy, D4 RIN Price, and Feedstock Cost)
Revenue	$274.4	$279.9	$285.4	$284.8	$284.8
Feedstock Margin	96.7	101.0	107.4	106.8	106.8
Net Income	41.2	44.4	49.8	48.3	47.3
EBITDA	49.0	52.2	57.6	56.1	55.2
Depreciation	5.3	5.3	5.3	5.3	5.3

$1.00 Subsidy	$0.00	$0.00	$0.00	$0.00	$0.00
D4 RIN Price	$1.07	$1.18	$1.24	$1.20	$1.20
Feedstock Cost per Pound (delivered)	$0.38	$0.38	$0.38	$0.38	$0.38

For purposes of preparing its financial analyses in connection with its fairness opinion, at management’s direction and with its consent, Piper Jaffray adjusted the prospective financial information for calendar year 2014 set forth in the table above to reflect an assumed July 1, 2014 restart of the Geismar Facility. As a result, the prospective financial information for calendar year 2014 upon which Piper Jaffray relied for purposes of these analyses and its opinion were as follows: Revenue: $137.2 million, Feedstock Margin: $48.3 million, Net Income: $20.6 million, EBITDA: $24.5 million, Depreciation: $2.6 million, $1.00 Subsidy: $0.00, D4 RIN Price: $1.07 and Feedstock Cost per Pound (delivered): $0.38.

GTL Financial Information

The prospective financial information prepared by Syntroleum for its prospective GTL business contemplated a hypothetical 5,000 barrel per day GTL facility integrated with natural gas reserves owned and drilled by the GTL venture, although no such GTL facility currently exists and the feasibility of any such venture has yet to be determined. The revenue and natural gas assumptions included in the prospective financial information prepared by Syntroleum for its prospective GTL business assumed (i) Brent crude pricing of $100 per barrel and (ii) Henry Hub natural gas pricing of $4.00 per thousand cubic feet (with 100% of the natural gas to be processed at the GTL facility to be initially purchased at such rate and with the amount of natural gas so purchased being reduced correspondingly as natural gas from the reserves integrated with the GTL facility is extracted (at customary well drilling and operation costs), until no natural gas need be purchased). Further, the prospective financial information prepared by Syntroleum with respect to its prospective GTL business assumed the timing for construction of a GTL facility consistent with that contemplated by the MOU.

	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E
(100% of GTL facility)	(in millions)
Revenue	$0.0	$0.0	$0.0	$67.2	$173.7	$194.5	$198.1	$197.0	$199.1	$188.2
EBITDA	0.0	0.0	0.0	21.2	86.4	113.2	125.7	124.7	125.4	126.6
Depreciation and Depletion	0.0	0.0	0.0	14.4	21.9	28.1	33.2	32.9	33.5	33.5

Capital Expenditures	$0.0	$72.0	$180.0	$108.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0

Interests of Executive Officers and Directors of Syntroleum in the Asset Sale

In considering the recommendation of the Syntroleum board of directors with respect to the asset sale, Syntroleum stockholders should be aware that certain executive officers and directors of Syntroleum have interests in the asset sale that may be different from, or in addition to, the interests of Syntroleum stockholders generally. These interests include the fact that (i) as a condition to the closing of the asset sale, certain officers of Syntroleum will accept employment with REG Synthetic, (ii) in connection with their termination as employees of Syntroleum upon the closing of the asset sale, officers of Syntroleum will receive severance benefits, and (iii) Syntroleum’s directors and executive officers will retain the right to continued indemnification and insurance coverage for acts or omissions occurring prior to the asset sale.

Pursuant to an employment agreement dated April 24, 2007, if the employment of Edward G. Roth, Syntroleum’s Chief Executive Officer, is terminated for any reason other than (i) as a result of his death, disability or retirement, (ii) upon Syntroleum’s dissolution or liquidation, or (ii) for just cause, Mr. Roth is entitled to receive an amount equal to 300% of his then-current annual salary payable over 24 months following termination of employment. Mr. Roth’s employment will be terminated upon completion of the asset sale and accordingly he will be entitled to receive this payment.

Pursuant to an employment agreement dated June 13, 2007, if the employment of Karen L. Power, Syntroleum’s Principal Financial Officer, is terminated for any reason other than (i) as a result of her death, disability or retirement, (ii) upon Syntroleum’s dissolution or liquidation, or (ii) for just cause, Mrs. Power is entitled to receive an amount equal to three times her then-current monthly salary payable over three months following termination of employment. Mrs. Power’s employment will be terminated upon completion of the asset sale and accordingly she will be entitled to receive this payment.

In light of (i) the fact that Syntroleum will not have any ongoing business operations or income following consummation of the asset sale and (ii) the expected timing of Syntroleum’s liquidation and dissolution, Syntroleum will make the $900,000 and $48,125 severance payments due to Mr. Roth and Mrs. Power, respectively, in single lump-sums upon consummation of the asset sale rather than over the periods contemplated by the employment agreements.

Syntroleum’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

Regulatory Matters

REG and Syntroleum do not believe that the asset sale is subject to review by any governmental authorities under the antitrust laws of the jurisdictions where REG and Syntroleum conduct business.

Accounting Treatment

In accordance with accounting principles generally accepted in the United States, REG will account for the asset sale using the purchase method of accounting for business combinations. REG will allocate the purchase price to the net tangible and intangible assets acquired based on their respective fair values at the date of the completion of the asset sale. Any excess of the purchase price over those fair values will be recorded as goodwill.

Listing of REG Common Stock

Application will be made to have the shares of REG common stock issued in the asset sale approved for listing on the NASDAQ Global Select Market, where REG common stock currently is traded under the symbol “REGI.” It is a condition to the obligation of Syntroleum to complete the asset sale that the shares of REG common stock to be issued in the asset sale be approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

Litigation Relating to the Asset Sale

Three lawsuits challenging the asset sale have been filed. First, on December 26, 2013, Daniel Baxter, on behalf of himself and the public stockholders of Syntroleum, filed a putative class action complaint in the District Court of Tulsa County, State of Oklahoma. Second, on December 30, 2013, Philip Crawley, on behalf of himself and the public stockholders of Syntroleum, filed a putative class action complaint in the District Court of Tulsa County, State of Oklahoma. Third, on January 10, 2014, George Kashouh and Thomas Victor, on behalf of themselves and the public stockholders of Syntroleum, filed a putative class action complaint in the District Court of Tulsa, State of Oklahoma. All of the lawsuits name as defendants Syntroleum, each member of Syntroleum’s board of directors, REG, and REG Synthetic; the Baxter lawsuit also names Syntroleum’s Principal Financial Officer as a defendant. All of the lawsuits allege that Syntroleum’s directors breached their fiduciary duties in connection with entering into the asset purchase agreement, as publicly disclosed on December 17, 2013, by failing to maximize stockholder value, agreeing to onerous and unreasonable deal protection devices and failing to act in accordance with their duties of care, loyalty, and good faith. All of the complaints also allege that Syntroleum, REG and REG Synthetic aided and abetted those alleged breaches of fiduciary duties. Based on these allegations, the complaints seek to enjoin the asset sale and to obtain other related declaratory and injunctive relief; the Crawley and Kashouh lawsuits also seek rescissory damages. Each complaint also seeks recovery of the costs of the action, including reasonable attorneys’ fees. Baxter filed an Emergency Motion and Memorandum in Support to Expedite Discovery and Shorten Prescribed Time Period for Defendants to Respond to Discovery together with the original complaint, which motion was heard on January 6, 2014 and denied. A subsequent hearing has been scheduled for January 24, 2014. No hearing dates have been set in connection with the Crawley or Kashouh lawsuits.

THE ASSET PURCHASE AGREEMENT

The following summary describes the material provisions of the asset purchase agreement. The provisions of the asset purchase agreement are complicated and not easily summarized. This summary may not contain all of the information about the asset purchase agreement that is important to you. The asset purchase agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus, and REG and Syntroleum encourage you to read it carefully in its entirety for a more complete understanding of the asset purchase agreement.

The Asset Sale

Acquired assets. The asset purchase agreement provides for the sale of substantially all of the assets of Syntroleum to REG Synthetic, a newly formed, wholly owned subsidiary of REG. Specifically, the asset purchase agreement provides that Syntroleum will sell to REG Synthetic all of Syntroleum’s tangible and intangible assets, other than those assets specifically excluded under the asset purchase agreement. The assets to be acquired include:

•	all stock or equity interests other than Syntroleum’s ownership interests in Syntroleum International and Scout, but including Syntroleum’s 50% ownership interest in Dynamic Fuels;

•	all of Syntroleum’s licenses, franchises, permits, patents, patent rights, copyrights, works which are the subject matter of copyrights, trademarks, service marks, trade names, trade styles, patent applications, trademark applications, service mark applications, and all licenses and rights related to any of the foregoing, and all other rights under any of the foregoing, all extensions, renewals, reissues, divisions, continuations, and continuations-in-part of any of the foregoing, and all rights to sue for past, present and future infringement of any of the foregoing;

•	all notes, bonds, mortgages, indentures, contracts, agreements, leases, licenses, permits or other instruments or obligations to which Syntroleum is a party, except to the extent specifically excluded;

•	all cash and cash equivalents, in excess of a cash reserve equal to the lesser of $5,300,000 and the amount of cash on hand at Syntroleum as of the closing of the transactions under the asset purchase agreement;

•	all accounts receivable and other current assets;

•	all tangible personal property (such as machinery, equipment, furniture, office equipment, vehicles and tools);

•	all permits, licenses, authorizations, consents, certificates, approvals, permissions, notifications, waivers, orders, exemptions and franchises from governmental authorities, to the extent transferable under applicable law;

•	all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer lists, regulatory filings, tax returns and other tax records, marketing documentation, and other similar materials related to the business and the asset of Syntroleum in each case whether or not in electronic form; and

•	all claims, deposits, prepayments and rights to refunds (including without limitation any refunds relating to taxes) causes of action, rights of recovery and rights of set-off.

Excluded Assets. The assets excluded from those being purchased by REG Synthetic under the asset purchase agreement include:

•	Syntroleum’s ownership interests in its subsidiaries Syntroleum International and Scout;

•	any contracts that cannot be transferred due to the absence of a required counterparty consent to assignment;

•	Syntroleum’s rights under the asset purchase agreement and associated assignment and assumption agreement;

•	treasury shares in Syntroleum;

•	Syntroleum’s certificate of incorporation, by-laws, minute books, corporate seal and other corporate records relating to its corporate organization and capitalization;

•	Syntroleum’s employee benefit plans;

•	the amount of cash equal to the lesser of $5,300,000 and the amount of cash on hand at Syntroleum as of the closing of the transactions under the asset purchase agreement;

•	all personal records and other records that Syntroleum is required by law to maintain in its possession; and

•	all insurance policies, including director and officer insurance policies, of the Syntroleum and rights to proceeds thereunder.

Assumed liabilities. The asset purchase agreement also provides that in addition to acquiring the assets of Syntroleum, set forth in the agreement, REG will also assume the following liabilities of Syntroleum, which represent substantially all of Syntroleum’s liabilities:

•	all liabilities arising from or related to the purchased contracts, as defined in the asset purchase agreement;

•	liabilities arising from certain warrants to purchase shares of common stock of Syntroleum, which will be assumed by REG, and become warrants at the closing of the asset sale to purchase an estimated 347,441 shares of common stock of REG; and

•	all accounts payable reflected on Syntroleum’s balance sheet as of September 30, 2013 and accounts payable arising since the date of such balance sheet in the ordinary course of business.

Excluded liabilities. Except as set forth above, REG has excluded all other liabilities from assumption, including without limitation each of the following liabilities of Syntroleum:

•	except to the extent expressly included as an assumed liability, any liability arising or resulting from events occurring after the closing of the asset sale, including without limitation any liability arising in connection with the liquidation and dissolution of Syntroleum and/or any dividend or other distribution by Syntroleum to its stockholders;

•	except to the extent expressly included as an assumed liability, any liability under or with respect to any assets excluded from the asset sale;

•	any liability arising under the asset purchase agreement;

•	all liabilities of Syntroleum for fees, expenses and costs of legal, accounting, financial or other advisors incurred in connection with or arising from the asset purchase agreement, the asset sale or any of the other transactions contemplated by the asset purchase agreement;

•	any liability or obligation of Syntroleum with respect to its employees, directors or consultants, including those arising out of the employment or retention of any employee or service provider, including without limitation any liability arising out of any employment agreements, employee benefit plans, stock option agreements and severance agreements;

•	all liabilities under warrants and warrant agreements, with certain limited exceptions;

•	all liabilities for taxes not expressly assumed by REG Synthetic; and

•	all liabilities related to Syntroleum International and Scout.

Consideration to be Received by Syntroleum

As consideration for the asset sale, Syntroleum will receive a number of shares of REG common stock equal to 3,796,000 minus a number of shares of REG common stock equal to (i) the difference between $3,200,000 and the aggregate cash transferred to REG Synthetic at closing, to the extent that such difference results in a positive number, divided by (ii) the average of the last reported sale price per share of REG Common Stock on the NASDAQ Global Select Market for the 20 consecutive trading days ending on the third day prior to the date of the closing; provided, that if the average last reported sale price per share of REG’s common stock for the 20 consecutive trading days ending on the third day prior to the date of the closing is equal to or greater than $12.91, then the number of shares of REG common stock to be paid to Syntroleum as consideration for the asset sale will be equal to (A) $49,000,000, divided by (B) the average last reported sale price per share of REG’s common stock for the 20 consecutive trading days ending on the third day prior to the date of the closing.

Liquidation of Syntroleum

In connection with the asset sale, Syntroleum is proposing a plan of dissolution pursuant to which it will satisfy its obligations, distribute its assets, wind-up its affairs and cease its corporate existence. Syntroleum currently estimates that the cash it will retain following the asset sale will be sufficient to pay its expenses and satisfy its known retained liabilities and obligations and that all of the REG common stock to be received by Syntroleum in the asset sale will ultimately be available for distribution to the holders of Syntroleum common stock. If all of the REG common stock is ultimately distributed and there is no adjustment to the number of REG shares, Syntroleum stockholders would receive approximately 0.3809 shares of REG common stock per share of Syntroleum common stock; however, Syntroleum is unable at this time to predict the exact amount, nature and timing of any distributions to its stockholders. Following the closing of the asset sale, Syntroleum’s assets will primarily consist of the shares of REG common stock received as consideration for the asset sale and a cash reserve equal to the lesser of $5,300,000 and the amount of cash on hand at Syntroleum as of the closing of the transactions under the asset purchase agreement. Even though Syntroleum currently expects the cash reserve to be sufficient to pay, or provide for the payment of, all of Syntroleum’s known retained liabilities and obligations, it is possible that, in the course of the dissolution process, unanticipated expenses and contingent liabilities will arise. If such liabilities exceed the cash reserve, Syntroleum will be required to sell a portion or all of the REG common stock received in the asset sale to satisfy its obligations before its dissolution, thereby reducing, and perhaps eliminating, the assets available for distribution to Syntroleum stockholders.

Completion of the Asset Sale

REG and Syntroleum will complete the asset sale when all of the conditions to completion of the sale contained in the asset purchase agreement, which are described in the section entitled “The Asset Purchase Agreement—Conditions to Obligations to Complete the Asset Sale” beginning on page 101 of this proxy statement/prospectus, are satisfied or waived, including approval of the asset sale by the stockholders of Syntroleum.

Appraisal Rights

Under Delaware law, Syntroleum’s stockholders are not entitled to appraisal, dissenters’ or similar rights in connection with the asset sale.

Representations and Warranties

The asset purchase agreement contains general representations and warranties made by Syntroleum on the one hand, and REG and REG Synthetic on the other, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the asset sale. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the asset sale. The representations and warranties of each of Syntroleum on the one hand and REG and

REG Synthetic on the other have been made solely for the benefit of the party or parties to which they have been made, and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk between the parties, may have been modified by the confidential disclosure schedules attached to the asset purchase agreement, are subject to the materiality standards described in the asset purchase agreement, which may differ from what may be viewed as material by you, and were made only as of the date of the asset purchase agreement or another date specified in the asset purchase agreement.

Syntroleum made a number of representations and warranties to REG and REG Synthetic in the asset purchase agreement, including representations and warranties relating to the following matters:

•	corporate organization, qualifications to do business and corporate standing of Syntroleum and its subsidiaries;

•	capital structure and the absence of preemptive rights with respect to Syntroleum and its subsidiaries;

•	corporate authorization to enter into and carry out the obligations contained in the asset purchase agreement;

•	absence of any conflict or violation of the corporate charter and bylaws of Syntroleum and its subsidiaries, any applicable legal requirements, or any agreements with third parties, as a result of entering into and carrying out the obligations contained in the asset purchase agreement;

•	governmental and regulatory approvals required to complete the asset sale;

•	SEC filings and the financial statements contained in those filings;

•	disclosure controls and procedures;

•	accuracy of the information supplied for this proxy statement/prospectus;

•	absence of certain changes or events since September 30, 2013;

•	absence of material transactions between Syntroleum or its subsidiaries and any of Syntroleum’s affiliates;

•	absence of loans made by Syntroleum or its subsidiaries to another person;

•	taxes and tax returns;

•	accurate and complete records of Syntroleum’s inventory and equipment;

•	accounts receivable of Syntroleum;

•	title to assets and real property;

•	indebtedness of Syntroleum;

•	intellectual property;

•	material contracts and the absence of breaches of material contracts;

•	litigation;

•	compliance with regulatory requirements;

•	environmental matters;

•	benefit plans, employees and employment practices;

•	compliance with applicable law by Syntroleum and its subsidiaries;

•	permits;

•	insurance;

•	proprietary rights;

•	inapplicability of takeover statutes;

•	receipt of a fairness opinion from Syntroleum’s financial advisor; and

•	entitlements to any brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the transactions contemplated by the asset purchase agreement.

REG and REG Synthetic made a number of representations and warranties to Syntroleum in the asset purchase agreement, including representations and warranties relating to the following subject matters:

•	corporate organization, qualifications to do business and corporate standing;

•	corporate authorization to enter into and carry out the obligations contained in the asset purchase agreement and the absence of any conflict or violation of the corporate charter and bylaws of REG and REG Synthetic, any applicable legal requirements, or any agreements with third parties, as a result of entering into and carrying out the obligations contained in the asset purchase agreement;

•	capital structure;

•	SEC filings and the financial statements contained in those filings;

•	accuracy of the information supplied for this proxy statement/prospectus;

•	entitlements to any brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the transactions contemplated by the asset purchase agreement; and.

•	absence of encumbrances on the shares of REG common stock to be issued to Syntroleum in connection with the asset purchase agreement.

Syntroleum’s Conduct of Business Before Closing of the Asset Sale

Under the asset purchase agreement, Syntroleum has agreed, until the closing of the asset sale, except under certain circumstances or as consented to in writing by REG, to conduct its business in the usual, regular and ordinary course and to use commercially reasonable efforts to preserve its business organization, preserve its business relationships, and keep available the services of its officers and employees.

In addition, Syntroleum agreed that, until the closing of the asset sale, it will not and will not permit any of its subsidiaries to:

•	declare, set aside or make or pay any dividend or distributions in respect of its capital stock (other than dividends or other distributions by wholly-owned subsidiaries of Syntroleum);

•	adjust, split, combine, recapitalize or reclassify its capital stock;

•	acquire or redeem, directly or indirectly, or amend the terms of, any equity securities of Syntroleum or equity interests in any subsidiaries (other than securities of wholly-owned subsidiaries of Syntroleum);

•	except as permitted under the asset purchase agreement, dispose of or encumber any shares of its capital stock or any securities convertible into or exercisable for its capital stock, subject to limited exceptions;

•	except as contemplated in the asset purchase agreement, amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;

•	except as contemplated in the asset purchase agreement, or as required by the terms of any agreement between Syntroleum or any of its subsidiaries and an officer, director or employee, or any employee benefit plan:

•	grant any loan or increase in compensation (including incentive compensation), benefits or perquisites to any officer employee or director of Syntroleum;

•	grant any increase in severance or termination pay or termination benefits to any officer employee or director of Syntroleum;

•	enter into any employment, loan, retention, consulting, indemnification, or similar agreement with any officer employee or director of Syntroleum;

•	enter into any change of control, severance, termination or similar agreement with any officer employee or director of Syntroleum;

•	amend, waive or otherwise modify in any material respect any of the terms of any employee stock option or stock option plan of Syntroleum; and

•	establish or amend any employee benefit plan or trust agreement or other operative document relating to any employee benefit plan.

•	enter into any material new line of business;

•	enter into an arrangement that limits or otherwise restricts Syntroleum from engaging or competing in any line of business or in any geographic area;

•	except for permitted liens under the asset purchase agreement, sell, pledge, dispose of, transfer, lease, license or encumber, or authorize the sale, pledge, disposition, transfer, lease, license or encumbrance of, any assets to be purchased by REG Synthetic or any property or assets of any of the Syntroleum’s subsidiaries valued in excess of $100,000 individually or in the aggregate;

•	incur or modify any indebtedness in excess of $100,000;

•	adopt a plan liquidation or resolutions providing liquidation, dissolution, restructuring, recapitalization or other reorganization of Syntroleum or any of its subsidiaries other than a liquidation as contemplated by the asset purchase agreement or a liquidation of a wholly-owned subsidiary in connection with which all liabilities of such subsidiary are assumed by Syntroleum or any of its wholly-owned subsidiaries;

•	acquire any corporation, partnership or other business organization or division thereof or any material equity interest therein;

•	make any material changes in accounting methods, principles or practices, except as required by a change in GAAP or by a governmental authority;

•	make or rescind any material tax election, settle or compromise any material tax liability; extend or waive any tax claim or assessment; or materially amend any tax return;

•	commence or compromise any legal proceeding, other than compromises, settlements or agreements that involve the payment of monetary damages not in excess of $50,000 individually or $100,000 in the aggregate and that do not concede any fault on the part of Syntroleum or any of its subsidiaries or impose any material restrictions on any of their future activities;

•	except as otherwise contemplated in the asset purchase agreement, make any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate;

•	amend, modify, extend, renew or terminate, or enter into any new lease, sublease, license or other agreement for real property with a term longer than five years or a total rental obligation over the term of such lease, sublease, license or other agreement of $50,000 individually or $100,000 in the aggregate for the same properties, except as contemplated by the asset purchase agreement;

•	write up, write down, or write off the book value of any material assets material, other than in the ordinary course of business consistent with past practice or as required by GAAP;

•	enter into any material contract, or modify, amend, terminate or cancel any existing material contract;

•	enter into any transaction or take any other action that would reasonably be expected to prevent or materially delay the completion of the Asset Sale;

•	fail to timely file any SEC document;

•	enter into, materially amend or materially modify any contract with any affiliates, officers or directors;

•	enter into a collective bargaining agreement;

•	transfer or license any proprietary rights;

•	make of record any statement regarding any proprietary right in any judicial or administrative proceedings;

•	submit any document to the United States Patent Office or any foreign equivalent; or

•	authorize or agree to do any of the actions described above.

No Solicitation of Other Offers

Under the terms of the asset purchase agreement, subject to certain exceptions described below, Syntroleum agreed that it and its subsidiaries will not, and that it will use commercially reasonable efforts to cause its directors, officers, employees, investment bankers, attorneys, accountants, other advisors and representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage the making of any inquiries, proposals, or offers that could reasonably be expected to lead to any other acquisition;

•	participate in any discussions regarding, or furnish to any person any non-public information regarding, any other acquisition; or

•	approve or recommend any other acquisition.

Syntroleum and its subsidiary also agreed to immediately cease, and to cause their officers, directors, affiliates, employees, investment bankers, attorneys, accountants and other advisors and representatives to cease, any and all existing activities, discussions or negotiations with third parties regarding any acquisition proposal.

Notwithstanding the foregoing, at any time prior to obtaining the approval of the asset sale by Syntroleum’s stockholders, Syntroleum may, in response to an unsolicited written bona fide acquisition proposal by a third party that the Syntroleum board of directors reasonably determines in good faith (after consultation with Syntroleum’s financial and legal advisors) constitutes (or would reasonably be expected to lead to) a superior proposal, furnish nonpublic information to a person making the acquisition proposal, and enter into discussions with that person regarding the acquisition proposal; provided, that:

•	the person making the acquisition proposal must have provided a waiver under any non-disclosure agreement entered into with Syntroleum to permit disclosures to REG as required by the asset purchase agreement;

•	Syntroleum will not, and will not allow its subsidiaries or representatives to, disclose any non-public information without first entering or having entered into a confidentiality agreement containing provisions no less favorable to Syntroleum that those contained in the confidentiality agreement between Syntroleum and REG; and

•	Syntroleum will provide REG with the same information concerning Syntroleum that it gives to such a person.

The asset purchase agreement defines an acquisition proposal as any inquiry, proposal or offer from any person (other than REG or any of its affiliates) relating to any direct or indirect acquisition, in one transaction or a series of transactions, including by way of any merger, consolidation, tender offer, exchange offer, binding share exchange, business combination, sale of substantially all assets, recapitalization, restructuring, investment, liquidation, dissolution or similar transaction, of (i) assets or that constitute or represent 20% or more of the total assets or total revenues of Syntroleum and its subsidiaries, taken as a whole, or (ii) 20% or more of the Syntroleum’s Common Stock outstanding on a fully diluted basis (giving effect to the exercise of all outstanding options and warrants).

Syntroleum must promptly (but in any event within forty-eight (48) hours) notify REG of any acquisition proposal or request for any information (or access to information) in connection with a possible acquisition proposal. Syntroleum must also keep REG reasonably informed of the status of any acquisition proposal and promptly provide REG with copies of all written materials of correspondence sent or provided to Syntroleum that describes any terms or conditions of any acquisition proposal. Syntroleum must also promptly provide notice to REG of any meeting of its board of directors (or any committee thereof) at which its board of directors (or any such committee) is reasonably expected to consider any acquisition proposal or request, and shall promptly notify REG that it intends to take any action with respect to an acquisition proposal.

Syntroleum’s board of directors may change or withdraw its recommendation to stockholders for the asset sale if it concludes in good faith that taking such action is required for it to comply with its fiduciary obligations under applicable law and either (i) in the case of a change or withdrawal in respect to an acquisition proposal, Syntroleum’s board of directors determines in good faith that such acquisition proposal constitutes a superior proposal, or (ii) in the case of a change or withdrawal in the absence of an acquisition proposal, such change or withdrawal is solely in response to the occurrence of a material event, fact, development, circumstance, or occurrence that affects the business, assets, or operations of Syntroleum or its subsidiaries that was not known to Syntroleum as of the date of the asset purchase agreement and that occurs after the date of the asset purchase agreement, which is referred to herein as an intervening event.

Syntroleum’s board of directors cannot make a change or withdraw its recommendation with respect to the asset sale unless it promptly notifies REG of its intention to do so and REG does not make an offer that Syntroleum’s board of directors determines, in good faith, is at least as favorable to Syntroleum as such acquisition proposal. Syntroleum’s board of directors may not change or withdraw its recommendation in response to an intervening event unless:

•	Syntroleum has provided REG with written information describing such intervening event in reasonable detail promptly after becoming aware of it;

•	Syntroleum has provided REG prior written notice advising REG of its intention to make a change or withdraw its recommendation with respect to the asset sale in response to such intervening event; and

•	REG does not make an offer that Syntroleum’s board of directors determines, in good faith, would obviate the need for a change or withdraw its recommendation with respect to the asset sale in light of such intervening event.

Access to Information

Under the asset purchase agreement, Syntroleum will:

•	provide REG and REG Synthetic with reasonable access to all employees, offices and other facilities and to all books, contracts, commitments and records (including tax returns and workpapers);

•	permit REG and REG Synthetic to make inspections of Syntroleum and its subsidiaries and their respective properties and assets;

•	reasonably attempt to provide REG and REG Synthetic access to financial and operating data and other information with respect to the business, properties and personnel of Syntroleum and its subsidiaries; and

•	provide unaudited consolidated monthly financial statements of Syntroleum and its subsidiaries.

Stockholder Approval

Syntroleum is required by the asset purchase agreement to hold a lawful special meeting of stockholders to obtain a vote with respect to the asset sale regardless of the existence of other acquisition proposals or the change of the recommendation of the board of directors of Syntroleum in favor of the asset sale proposal. Unless REG consents otherwise, and other than procedural matters, the only proposals for consideration at the special meeting must be the asset sale proposal, the plan of dissolution proposal and the name change proposal.

Syntroleum must set a single record date for persons entitled to notice of, and to vote at, the special meeting and cannot not change such record date without the prior written consent of REG. The special meeting must be held as promptly as practicable after the effectiveness under applicable law of the registration statement of which this proxy statement/prospectus forms a part. After the special meeting has been called and noticed, Syntroleum must not postpone or adjourn the special meeting without the consent of REG, other than (i) for the absence of a quorum, (ii) as contemplated by the adjournment proposal, or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which Syntroleum believes is necessary under applicable law.

Commercially Reasonable Efforts

Each of REG, REG Synthetic and Syntroleum agreed to use commercially reasonable efforts to:

•	take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated in the asset purchase agreement as promptly as practicable;

•	prevent the issuance of, or lift or rescind, any judgment, injunction, order, decree or ruling or the taking of any action by any governmental authority that could materially adversely affect the ability of the parties hereto to consummate the transactions contemplated by the asset purchase agreement;

•	not take any action or knowingly fail to take any action, that would be reasonably likely to result in any of the conditions to the consummation of the asset sale not being satisfied;

•	cooperate to defend vigorously against any legal action relating to the transactions contemplated by the asset purchase agreement;

•	take commercially reasonable actions necessary to obtain any necessary approval with regard to any antitrust filings and resist in good faith any assertion that the transactions contemplated under the agreement amount to violations of applicable antitrust laws; and

•	keep each other apprised of the status of matters relating to completion of the transactions contemplated by the asset purchase agreement.

Employee Matters

Syntroleum has agreed to honor all existing employment, change in control, severance or other agreements between it or any of its subsidiaries, and any of its officers, directors or employees. REG will take into account Syntroleum’s, or its subsidiaries’, employees’ services for vesting, eligibility and benefits purposes under any employee benefit plan of REG or REG Synthetic which is made available to any employee hired by REG or REG Synthetic or who becomes eligible to participate in such employee benefit plan as a result of the acquisition. REG and REG Synthetic will reasonably attempt to provide: (i) that any employee of Syntroleum and its subsidiaries hired by REG or REG Synthetic or who is otherwise eligible to participate in any REG or REG Synthetic employee benefit plan will not be subject to any waiting period or pre-existing condition limitation under any such plan for any condition for which they would have been entitled to coverage under the corresponding employee benefit plan of Syntroleum or its subsidiaries in which they participated prior to the closing of the transactions under the asset purchase agreement, except to the extent of any waiting periods that had not been met as of the closing and (ii) REG and REG Synthetic will credit any covered expenses incurred by any such employee, for any plan period prior to the closing, toward any co-payments and deductibles limits and out-of-pocket maximums under any applicable REG or REG Synthetic employee benefit plan for the applicable plan year in which the closing occurs.

Conditions to Obligations to Complete the Asset Sale

The respective obligations of REG and REG Synthetic, on the one hand, and Syntroleum, on the other, to complete the asset sale are subject to the satisfaction or waiver of each of the following conditions:

•	all waiting periods under applicable antitrust laws, if any, and any other antitrust filings applicable to the transactions contemplated by the asset purchase agreement shall have expired or terminated, and all actions, permits and approvals by or in respect of, and all registrations and filings with, any governmental authority that are required to permit the consummation of the transactions contemplated by the asset purchase agreement shall have been taken, made or obtained and shall remain in full force and effect;

•	the asset sale proposal is duly approved by Syntroleum’s stockholders;

•	the registration statement of which this proxy statement/prospectus forms a part must be declared effective by the SEC, there must be no stop order suspending the effectiveness of such registration statement in effect, and there must be no proceeding initiated for that purpose pending or threatened;

•	no governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is then in effect and which has the effect of making the asset sale illegal or otherwise prohibits the completion of the asset sale, and there can be no pending or active proceeding seeking to restrain or prohibit the consummation of the asset sale;

•	the shares of REG’s Common Stock to be issued pursuant to the terms of the asset purchase agreement shall have been approved for listing (subject to official notice of issuance) on the NASDAQ Global Select Market;

•	the representations and warranties of the other party must be true and correct in all respects as of the closing date of the asset sale;

•	each party must have performed or complied in all material respects with all of its agreements and covenants required by the asset purchase agreement to be performed or complied with before closing of the asset sale;

•	each party must have received an officer’s certificate from the other party regarding the satisfaction of certain conditions to the completion of the asset sale; and

•	the parties must have executed the asset transfer documents identified in the asset purchase agreement.

The obligation of Syntroleum to complete the asset sale is also subject to its receipt of the purchase price in the form of book-entry shares of REG common stock from the transfer agent of REG.

The obligations of REG and REG Synthetic to complete the asset sale are also subject to each of the following conditions:

•	Syntroleum shall have obtained all consents, approvals, authorizations, qualification and orders of all governmental authorities and third parties;

•	REG Synthetic shall have received stock certificates representing all ownership interests held by Syntroleum in each of its subsidiaries duly endorsed in blank or accompanied by stock transfer powers and Syntroleum shall have delivered to REG Synthetic an agreement assigning its interest in Dynamic Fuels;

•	REG shall have received the written resignation, effective as of the closing date, of each director, manager, and officer or individual holding any similar positions of Syntroleum’s subsidiaries to be acquired by REG Synthetic;

•	no actions or claims shall have been asserted or shall be pending which involve Syntroleum, the asset purchase agreement, the asset sale, or the other transactions contemplated by the asset purchase agreement that would be likely to have a material adverse effect on the benefits REG reasonably expects to realize from the asset sale;

•	no material adverse effect with respect to Syntroleum shall have occurred since the date of the asset purchase agreement;

•	Edward G. Roth shall have executed and delivered an employment agreement and accepted employment with REG Synthetic;

•	not less than six engineers employed by Syntroleum as of the date of the asset purchase agreement, excluding those engineers assigned to Syntroleum’s “Sasol project,” shall have accepted employment with REG Synthetic as of the closing; and

•	no actions shall have been taken by any governmental authority that would be expected to prohibit or impose any material limitations on REG Synthetic’s ownership or operation of the assets to be purchased from Syntroleum, or compel REG Synthetic to dispose of or hold separate any material portion of the purchased assets of Syntroleum.

Definition of Material Adverse Effect

Under the terms of the asset purchase agreement, a material adverse effect on either REG or Syntroleum means any change that, individually or in the aggregate with all other changes, has, or would reasonably be expected to have (with or without notice or the passage of time, or both), a material adverse effect on: (i) the consummation of the asset sale and the other transactions contemplated by the asset purchase agreement or (ii) the condition (financial or otherwise), results of operations, assets or liabilities of the company and its subsidiaries, taken as a whole; provided, that a material adverse effect shall not include:

•	any change to the extent resulting from any conditions or changes generally affecting the economy or securities markets of the United States, which conditions or changes do not disproportionately affect Syntroleum relative to other participants in the industry in which Syntroleum and its subsidiaries operate;

•	any change to the extent resulting from conditions or changes in the industry in which Syntroleum and its subsidiaries conduct business, which conditions or changes do not disproportionately affect the Syntroleum relative to other participants in the industry in which the Syntroleum and its subsidiaries operate;

•	any change to the extent resulting from changes in law or GAAP (or the interpretation thereof), which conditions or changes do not disproportionately affect Syntroleum relative to other participants in the industry in which Syntroleum and its subsidiaries operate; and

•	any change to the extent resulting from changes in the stock price or the trading volume of Syntroleum’s common stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to any such change, other than any of those described above, may be taken into account in determining whether there has been a material adverse effect).

Termination; Termination Fee

Termination

The asset purchase agreement may be terminated in accordance with its terms at any time prior to completion of the asset sale:

•	by mutual written consent of REG and Syntroleum;

•	by either REG or Syntroleum if:

•	the asset sale is not consummated by the date 150 days follow the date on which the registration statement of which this proxy statement/prospectus forms a part is first filed with the SEC;

•	a governmental entity issues a final order, decree or ruling or takes any other final action permanently restraining, enjoining or otherwise prohibiting the asset sale;

•	Syntroleum’s stockholders do not approve the asset sale proposal at the special meeting; or

•	the other party breaches its representations and warranties under the asset purchase agreement or fails to perform its obligations under the asset purchase agreement, and such breach or failure is not cured within thirty days following the receipt of notice from the party not in breach.

•	by REG if:

•	Syntroleum has willfully breached its obligation not to solicit another acquisition proposal or the recommendation of Syntroleum’s board of directors in favor of the asset sale is changed;

•	the board of directors of Syntroleum (or a committee thereof) approves or recommends, or publicly proposes to approve or recommend, any third-party acquisition proposal;

•	following the date any bona fide acquisition proposal or any material modification thereto is first publicly announced, disclosed or otherwise made known prior to the time at which Syntroleum’s stockholders approve the asset sale proposal, Syntroleum fails to issue a press release that expressly reaffirms the affirmative recommendation of Syntroleum’s board of directors with respect to the asset sale proposal within ten (10) business days following REG’s written request to do so; or

•	any tender offer or exchange offer constituting an acquisition proposal is commenced or materially modified by any third party with respect to the outstanding Syntroleum common stock prior to the time at which Syntroleum’s stockholders approve the asset sale proposal, and Syntroleum’s board of directors shall not have recommended that Syntroleum’s stockholders reject such tender offer or exchange offer and not tender their Syntroleum common stock into such tender offer or exchange offer within ten (10) business days after commencement or material modification of such tender offer or exchange offer, unless Syntroleum has issued a press release that expressly reaffirms the affirmative recommendation of Syntroleum’s board of directors with respect to the asset sale proposal within such ten (10) business day period.

Termination Fee

Under the terms of the asset purchase agreement, Syntroleum must pay REG a termination fee of $5 million if:

•	the asset purchase agreement is terminated by REG for any of the reasons described above generally involving a change in the recommendation of Syntroleum’s board of directors (see description of REG termination rights in the section immediately above entitled “Termination” under the heading “by REG if”; or

•	if (i) the asset purchase agreement is terminated because (A) the asset sale was not consummated by the date 150 days following the date on which the registration statement on Form S-4 is first filed with the SEC, (B) Syntroleum’s stockholders do not approve the asset sale, or (C) Syntroleum breaches its representations and warranties under the asset purchase agreement or fails to perform its obligations under the asset purchase agreement, (ii) a third-party acquisition proposal is publicly announced before the stockholder vote on the asset sale and (iii) Syntroleum enters into an agreement for or consummates an acquisition proposal within 12 months of such termination.

Amendment and Waiver

The asset purchase agreement may be amended at any time by a writing signed on behalf of REG and Syntroleum.

Expenses Generally

All fees and expenses incurred in connection with the asset sale will be paid by the party incurring the fees or expenses, whether or not the asset sale is completed.

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of Syntroleum common stock is required for the approval of the asset sale proposal.

SYNTROLEUM’S BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE ASSET SALE PROPOSAL.

PROPOSAL TWO—THE PLAN OF DISSOLUTION PROPOSAL

General

Syntroleum is seeking stockholder approval of the plan of dissolution proposal at the special meeting. The plan of dissolution was approved by Syntroleum’s board of directors on December 17, 2013, subject (i) the consummation of the asset sale and (ii) to stockholder approval. The following summary describes the material provisions of the plan of dissolution. This summary does not purport to be complete and may not contain all of the information about the plan of dissolution that is important to you. The plan of dissolution is attached to this proxy statement/prospectus as Annex B and is incorporated by reference into this proxy statement/prospectus, and Syntroleum encourages you to read it carefully in its entirety for a more complete understanding of the plan of dissolution. By approving the plan of dissolution, Syntroleum’s stockholders will be approving the dissolution of Syntroleum under Section 275 of the Delaware General Corporation Law.

Although Syntroleum is proposing that its stockholders approve the plan of dissolution at the same time as the asset sale proposal, the plan of dissolution is an entirely separate transaction from the asset sale. Syntroleum stockholders may approve the asset sale without regard to the plan of dissolution; provided, that approval of the plan of dissolution proposal is contingent upon approval of the asset sale proposal. If the Syntroleum stockholders approve the asset sale proposal, Syntroleum may consummate the asset sale even if its stockholders do not approve the plan of dissolution. Please review the matters referred to under “Risk Factors” beginning on page 24 for a discussion of the risks related to approving the asset sale proposal, but not approving the plan of dissolution proposal. In the event that Syntroleum consummates the asset sale and its stockholders do not approve the plan of dissolution proposal, the asset sale would not qualify as a tax-free reorganization under Section 368(a)(1)(C) Code and Syntroleum and its stockholders will suffer material adverse tax consequences. The corporate level gain that Syntroleum would recognize upon such a taxable sale of assets would be equal to the difference between Syntroleum’s adjusted tax basis in such assets and the fair market value of all of the consideration received from REG in the asset sale (including without limitation all of the REG common stock issued by REG and all of the liabilities assumed by REG). Syntroleum’s tax liability associated with any such recognized gain, after taking into account the effect of any relevant and available Syntroleum tax attributes (e.g., current and carryover net operating losses and tax credits), is a liability that is not assumed by REG in accordance with the asset purchase agreement, and it is anticipated that any such tax liability would be material. Further, Syntroleum stockholders would incur a stockholder-level tax liability in the event that property (including shares of REG common stock or cash) is distributed to stockholders where the value of the property so distributed exceeds the applicable stockholder’s tax basis in their shares of Syntroleum common stock (or if the distributiuon transaction is treated as a dividend for tax purposes).

REG will play no role in the plan of dissolution and has no responsibility for the plan of dissolution. The information contained in this proxy statement/prospectus under the heading “Proposal Two—The Plan of Dissolution Proposal” and all other information in this proxy statement/prospectus relating to the plan of dissolution is the responsibility of Syntroleum. All such information constitutes part of the proxy statement of Syntroleum but does not constitute part of the prospectus of REG.

Principal Provisions of the Plan of Dissolution

Pursuant to the terms of the asset purchase agreement, upon the closing of the asset sale, Syntroleum will transfer substantially all of its assets to REG and REG will assume specified Syntroleum liabilities, which represent substantially all of Syntroleum’s liabilities. Following the closing of the asset sale, Syntroleum’s assets will primarily consist of the shares of REG common stock received as consideration for the asset sale and a cash reserve equal to the lesser of $5,300,000 and the amount of cash on hand at Syntroleum as of the closing of the transactions under the asset purchase agreement. At or promptly following the closing of the asset sale, Syntroleum expects that it will:

•	pay all outstanding transaction fees and expenses payable to its professional advisors and public accountants upon consummation of the asset sale;

•	make required payments to its employees under existing contracts and arrangements, including amounts payable for work prior to the closing of the asset sale and severance payments; and then

•	file a certificate of dissolution with the Secretary of State of the State of Delaware.

In accordance with the plan of dissolution, Syntroleum will commence a formal process whereby it will give notice of its dissolution and allow its creditors an opportunity to come forward to make claims for amounts owed to them. Once Syntroleum has complied with the applicable statutory requirements and either repaid its creditors or reserved amounts for payment to its creditors, including amounts required to cover as-yet unknown or contingent liabilities, Syntroleum will distribute any remaining amount of assets less any reserved amounts for the payment of its ongoing expenses, to its stockholders.

If the plan of dissolution proposal is approved, Syntroleum’s board of directors will take such actions as it deems, in its absolute discretion, necessary, appropriate or advisable to effect Syntroleum’s liquidation and dissolution. Likely included in this process are the steps set forth below.

A certificate of dissolution will be filed with the Secretary of State of the State of Delaware pursuant to Section 275 of the Delaware General Corporation Law, though the timing of such filing is within the absolute discretion of Syntroleum’s board of directors. Syntroleum’s dissolution will become effective, in accordance with Section 275 of the Delaware General Corporation Law, upon proper filing of the certificate of dissolution with the Secretary of State or upon such later date as may be specified in the certificate of dissolution, which is referred to as the dissolution date, but in no event later than ninety days after the filing. Pursuant to the Delaware General Corporation Law, Syntroleum will continue to exist for at least three years after the dissolution date or for such longer period as the Delaware Court of Chancery shall direct, for the purpose of prosecuting and defending suits, whether civil, criminal or administrative, by or against it, and enabling Syntroleum gradually to settle and close its business, to dispose of and convey its property, to discharge its liabilities and to distribute to its stockholders any remaining assets, but not for the purpose of continuing the business for which Syntroleum was organized. Moreover, Syntroleum will continue after such period for the purpose of any then-pending legal actions.

From and after the dissolution date, Syntroleum will not engage in any business activities except to the extent necessary to preserve the value of its assets, wind-up its business and affairs, and distribute its assets in accordance with the plan of dissolution and pursuant to Section 278 of the Delaware General Corporation Law.

The plan of dissolution provides that Syntroleum’s board of directors will liquidate Syntroleum’s remaining assets in accordance with an applicable provision of the Delaware General Corporation Law, including Sections 280 or 281. Without limiting the flexibility of the board of directors, the board of directors may, at its option, cause Syntroleum to follow the procedures set forth in Sections 280 and 281(a) of the Delaware General Corporation Law, which provide for Syntroleum to:

•	give notice of the dissolution to all persons known to have a claim against Syntroleum and publish such notice;

•	offer to any claimant on a contract whose claim is contingent, conditional or unmatured security in an amount sufficient to provide compensation to the claimant if the claim matures, and petition the Delaware Court of Chancery to determine the amount and form of security sufficient to provide compensation to any such claimant who rejects such offer in accordance with Section 280 of the Delaware General Corporation Law;

•	petition the Delaware Court of Chancery to determine the amount and form of security that would be reasonably likely to be sufficient to provide compensation for:

•	claims that are the subject of pending litigation against Syntroleum and not barred under Section 280 of the Delaware General Corporation Law,

•	claims of contingent creditors who have rejected Syntroleum’s offer of security and

•	claims that have not been made known to Syntroleum at the time of dissolution, but that, based on facts known to Syntroleum, are likely to arise or become known within five years (or longer, but no more than 10 years, in the discretion of the Delaware Court of Chancery).

•	pay all claims made against Syntroleum and not rejected;

•	post all security offered and not rejected and all security ordered by the Delaware Court of Chancery in accordance with Section 280 of the Delaware General Corporation Law; and

•	pay or make provision for all other claims that are mature, known and uncontested or finally determined to be owing.

In connection with any such proceedings, the Delaware Court of Chancery may appoint a guardian to protect the interests of unknown future claimants.

Notwithstanding the foregoing, Syntroleum’s board of directors may elect to liquidate and dissolve Syntroleum in accordance with the provisions of Section 281(b) of the Delaware General Corporation Law.

Syntroleum may, from time to time, make liquidating distributions of the remaining cash and assets of Syntroleum not owed or held as security for creditors or held in reserve, if any, in cash or in-kind, to the holders of record of Syntroleum common stock at the close of business on the dissolution date. Such liquidating distributions, if any, will be made to the holders of Syntroleum common stock on a pro rata basis; all determinations as to the time for and the amount and kind of distributions will be made by the Syntroleum board of directors in its absolute discretion, so long as the board of directors does not distribute amounts owed to creditors or required to be held as security for creditors by the Delaware Court of Chancery. No assurances can be given that available cash and cash amounts received in the asset sale will be adequate to provide for Syntroleum’s obligations, liabilities, expenses and claims, or to make any distributions to stockholders.

Syntroleum will close its stock transfer books and discontinue recording transfers of shares of Syntroleum common stock on the dissolution date, at which time Syntroleum common stock, and stock certificates evidencing the shares of Syntroleum common stock, will not be assignable or transferable on Syntroleum’s books.

Under the plan of dissolution, Syntroleum’s board of directors may modify, amend or abandon the plan of dissolution, notwithstanding stockholder approval, to the extent permitted by the Delaware General Corporation Law. However, any such action may cause Syntroleum to be in breach of its obligations under the asset purchase agreement and may also significantly alter the tax consequences of the asset sale and subsequent liquidation and dissolution of Syntroleum to Syntroleum’s stockholders. Syntroleum will not amend or modify the plan of dissolution under circumstances that would require additional stockholder solicitations under the Delaware General Corporation Law or the federal securities laws without complying with the Delaware General Corporation Law and the federal securities laws.

In the unintended event that Syntroleum’s board of directors modifies, amends or abandons the plan of dissolution, the asset sale and liquidation and dissolution of Syntroleum may (depending upon the nature of any modification or amendment) or would (in the case of an abandonment) fail to satisfy the requirements of Section 368(a)(1)(C) of the Code and, as such, the asset sale and liquidation and dissolution of Syntroleum would not constitute a tax-free “reorganization” and Syntroleum and its stockholders will suffer material adverse tax consequences. The corporate level gain that Syntroleum would recognize upon such a taxable sale of assets would be equal to the difference between Syntroleum’s adjusted tax basis in such assets and the fair market value of all of the consideration received from REG in the asset sale (including without limitation all of the REG common stock issued by REG and all of the liabilities assumed by REG). Syntroleum’s tax liability associated with any such recognized gain, after taking into account the effect of any relevant and available Syntroleum tax attributes (e.g., current and carryover net operating losses and tax credits), is a liability that is not assumed by REG in accordance with the asset purchase agreement, and it is anticipated that any such tax liability would be material. Further, Syntroleum stockholders would incur a stockholder-level tax liability in the event that property (including shares of REG common stock or cash) is distributed to stockholders where the value of the property so distributed exceeds the applicable stockholder’s tax basis in their shares of Syntroleum common stock (or in the event that the distribution is characterized as a dividend for tax purposes). Syntroleum has no present plans or intentions to modify, amend or abandon the plan of dissolution.

Liquidating Distributions to Stockholders; Nature, Amount and Timing

Although Syntroleum’s board of directors has not established a firm timetable for any possible distributions to its stockholders if the asset sale is completed and the plan of dissolution proposal is approved by Syntroleum’s stockholders, Syntroleum’s board of directors intends to make any such distributions as promptly as practicable following the closing of the asset sale, subject to the process of dissolution it adopts and contingencies inherent in winding-up Syntroleum’s business, and the establishment of the proper form and amount of reserves to be held by Syntroleum, and compliance with the notice and approval periods set forth in the Delaware General Corporation Law. As such, it is Syntroleum’s current intention to make a distribution to its common stockholders as soon as practicable after Syntroleum’s board of directors, or, if necessary, the Delaware Court of Chancery has approved and established sufficient reserves. Syntroleum is unable to determine with certainty when any such distribution might occur. If Syntroleum’s board of directors determines that the dissolution process is expected to take longer than twelve months, the board of directors will have the ability to establish a liquidating trust for the benefit of Syntroleum’s stockholders, subject to the claims of Syntroleum’s creditors, and may transfer Syntroleum’s assets to such trust within such time frame in order to comply with the requirements of Section 368(a)(1)(C) of the Code so that the asset sale and liquidation and dissolution of Syntroleum constitute a tax-free “reorganization.”

In determining whether adequate provision is being made for any outstanding liabilities or wind-up costs, Syntroleum’s board of directors may consider a variety of factors. For example, in the case of outstanding disputed or contingent liabilities, considerations may include the estimated maximum amount of the claim and the likelihood that the claim will be resolved in the claimant’s favor or that the contingency will occur. These types of determinations will not be made until the time of the proposed distribution. Further, Syntroleum’s ability to make a distribution to stockholders could be adversely affected if any unanticipated or contingent liabilities or claims arise prior to the anticipated distribution. Syntroleum’s board of directors is currently unable to predict the exact amount, nature and timing of any distribution to stockholders pursuant to the plan of dissolution. The exact amount, nature and timing of all distributions to stockholders will be determined by Syntroleum’s board of directors and will depend in part upon Syntroleum’s ability to settle its remaining liabilities and obligations not assumed as part of the asset sale.

Uncertainties as to the amount of Syntroleum’s liabilities make it impossible to predict precisely the aggregate amount, if any, that will ultimately be available for distribution to Syntroleum’s stockholders. Syntroleum will continue to incur claims, liabilities and expenses (including operating costs such as salaries, directors’ fees, directors’ and officers’ insurance, payroll and local taxes, legal and accounting fees and miscellaneous office expenses) following the closing of the asset sale. These claims, liabilities and expenses will reduce the amount of assets available for ultimate distribution to Syntroleum’s stockholders. Following the closing of the asset sale, Syntroleum’s assets will primarily consist of the shares of REG common stock received as consideration for the asset sale and a cash reserve equal to the lesser of $5,300,000 and the amount of cash on hand at Syntroleum as of the closing of the transactions under the asset purchase agreement. Even though Syntroleum currently expects the cash reserve to be sufficient to pay, or provide for the payment of, all of Syntroleum’s known retained liabilities and obligations, it is possible that, in the course of the dissolution process, unanticipated expenses and contingent liabilities will arise. If such liabilities exceed the cash reserve, Syntroleum will be required to sell a portion or all of the REG common stock received in the asset sale to satisfy its obligations before its dissolution, thereby reducing, and perhaps eliminating, the assets available for distribution to Syntroleum stockholders.

Based on the assumptions set forth below, among others, Syntroleum estimates that upon Syntroleum’s liquidation and dissolution, each Syntroleum’ stockholder will receive 0.3809 shares of REG common stock per share of Syntroleum common stock held by such stockholder. This estimate of the aggregate proceeds that may be available for distribution to Syntroleum’s common stockholders assumes, among other things, that:

•	the closing of the asset sale will occur in March 2014;

•	there will be no lawsuits filed against Syntroleum or its officers or directors following the closing of the asset sale and any currently pending lawsuits will be resolved prior to the closing;

•	the dissolution and wind-up of Syntroleum will be substantially completed by September 2014;

•	the SEC grants Syntroleum relief from continued filing obligations under the Exchange Act;

•	all unknown or contingent liabilities of Syntroleum that arise between the date of this proxy statement/prospectus and the date of any final distribution to Syntroleum’s stockholders are resolved for not more than the available balance of Syntroleum’s cash reserve; and

•	the amount of Syntroleum anticipated liabilities at the closing of the asset sale will not exceed the estimates contained in the table below.

Any one or more of these assumptions may prove to be wrong, which could reduce the amount available to distribute to Syntroleum’s common stockholders.

The following table sets forth Syntroleum’s basis for calculating its estimate of the aggregate amount of assets that may be available for distribution to its common stockholders in connection with the liquidation and dissolution of Syntroleum and plan of dissolution. The following table is based upon the assumptions set forth above and estimates of certain liabilities and is for illustrative purposes only. If the above assumptions or estimates contained therein prove to be incorrect, Syntroleum’s stockholders may ultimately receive substantially less from Syntroleum or nothing at all. Syntroleum does not plan to resolicit stockholder approval for the plan of dissolution even if the value of the assets ultimately distributed to its stockholders changes significantly from the estimates set forth in this proxy statement/prospectus.

Legal	$875,000
Consultants	250,000
IT support	21,300
Accounting fees	50,000
Public company costs	15,000
Warrant payout	560,000
Insurance	746,000
Final payroll and related tax	10,500
General operating	10,650
Rent	3,861

$2,542,311

Liquidating Trust

Although no decision has been made, if deemed advisable by Syntroleum’s board of directors for any reason (and in particular in order to effect a dissolution and liquidation for tax purposes within twelve months of the consummation of the asset sale so as to comply with the requirements of Section 368(a)(1)(C) of the Code), Syntroleum may, following the filing of the certificate of dissolution, transfer its assets to one or more trusts established for the benefit of Syntroleum’s stockholders, subject to the claims of Syntroleum’s creditors or directly for the benefit of certain creditors. Thereafter, these assets will be sold or distributed on terms approved by the trustees. Syntroleum’s board of directors is authorized to appoint one or more trustees of the liquidating trust and to cause Syntroleum to enter into a liquidating trust agreement with the trustee(s) on such terms and conditions as may be approved by Syntroleum’s board of directors. Stockholder approval of the plan of dissolution will also constitute approval of any such appointment and any liquidating trust agreement. The formation and use of a liquidating trust may result in tax consequences to Syntroleum’s stockholders. See “ Certain Material United States Federal Income Tax Consequences to Syntroleum Stockholders” beginning on page 116 of this proxy statement/prospectus.

Indemnification and Plan of Dissolution Expenses

Under the plan of dissolution, Syntroleum will continue to indemnify its officers, directors, employees, agents and liquidating trustee, if any, in accordance with its certificate of incorporation, bylaws, any contractual arrangements and applicable law for actions taken in connection with the plan of dissolution and the winding up of Syntroleum’s affairs. Syntroleum intends to maintain its current directors’ and officers’ insurance policy through the closing of the asset sale and the date of dissolution and to obtain runoff coverage for at least an additional six years after filing the certificate of dissolution. Syntroleum’s board of directors, in its absolute discretion, is authorized to obtain and maintain insurance as may be necessary, appropriate or advisable to cover such indemnification obligations. See “Proposal Two—The Plan of Dissolution Proposal—Syntroleum’s Conduct Following the Dissolution Date.”

In connection with and for the purpose of implementing and assuring completion of the plan of dissolution, Syntroleum may, in the absolute discretion of its board of directors or its liquidating trustee, pay any brokerage, agency, professional and other fees and expenses of persons rendering services to Syntroleum in connection with the collection, sale, exchange or other disposition of Syntroleum’s remaining property and assets after the closing of the asset sale and the implementation of the plan of dissolution.

Syntroleum’s Conduct Following the Dissolution Date

Following the dissolution date, Syntroleum’s activities will be limited to winding up its affairs, taking such actions as may be necessary to preserve the value of its assets and distributing its assets in accordance with the plan of dissolution. Syntroleum will seek to distribute or liquidate all of its assets in such manner and upon such terms as its board of directors determines to be in the best interests of Syntroleum’s creditors and stockholders.

Syntroleum’s board of directors and its remaining officers will oversee the dissolution and liquidation for a period of time following the closing of the asset sale. As compensation for the foregoing, Syntroleum’s remaining officers will continue to receive salary and benefits as determined by its board of directors. Syntroleum also anticipates that members of its board of directors will receive compensation during this period, although the form and amount of such compensation has not been finally determined.

Reporting Requirements

Whether or not Syntroleum’s plan of dissolution is approved, Syntroleum has an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, even if compliance with such reporting requirements is economically burdensome. If the plan of dissolution is approved by Syntroleum’s stockholders, after filing its certificate of dissolution, in order to curtail expenses, Syntroleum expects to seek relief from the SEC from the reporting requirements under the Exchange Act (other than with respect to the filling of current reports on Form 8-K), but there can be no assurances that such relief will be granted by the SEC.

Listing and Trading of Syntroleum Common Stock

Syntroleum currently intends to close its stock transfer books on the dissolution date and at such time cease recording stock transfers and issuing stock certificates (other than replacement certificates). Accordingly, it is expected that trading in Syntroleum common stock will cease on such date.

Syntroleum common stock is currently listed on the NASDAQ Capital Market. Syntroleum will notify the NASDAQ Capital Market to cease listing of Syntroleum common stock on and after the dissolution date; provided that Syntroleum’s common stock continues to be listed on the NASDAQ Capital Market as of such date.

Syntroleum intends to make a public announcement of the anticipated filing date of the certificate of dissolution at least three business days in advance of the filing.

Regulatory Approvals

No United States federal or state regulatory requirements must be complied with or approvals obtained in connection with the plan of dissolution, other than the requirements of the Delaware General Corporation Law.

Appraisal Rights

Under Delaware law, Syntroleum’s stockholders are not entitled to appraisal rights for their shares of Syntroleum common stock in connection with the transactions contemplated by the plan of dissolution or to any similar rights of dissenters under Delaware law.

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of Syntroleum common stock is required for the approval of the plan of dissolution proposal.

SYNTROLEUM’S BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE PLAN OF DISSOLUTION PROPOSAL.

PROPOSAL THREE—THE NAME CHANGE PROPOSAL

Subject to the approval of and following the closing of the asset sale, Syntroleum is seeking stockholder approval for the filing of a certificate of amendment with the Secretary of State of the State of Delaware to amend Syntroleum’s certificate of incorporation to change its name to “Sooner Holdings, Inc.” pursuant to the terms of the asset purchase agreement. Syntroleum is selling substantially all of its assets to REG, including the corporate name “Syntroleum” and all related intellectual property. If the asset sale proposal is not approved or the asset sale is not consummated for any reason, the amendment to Syntroleum’s certificate of incorporation to change Syntroleum’s name will not be filed.

The change of Syntroleum’s name will not affect the rights of any Syntroleum stockholder or the validity or transferability of stock certificates currently outstanding. Syntroleum’s stockholders will not be required to surrender or exchange any stock certificates that they currently hold. Syntroleum will not change its trading symbol if the proposed amendment is approved because Syntroleum intends close its stock transfer books and to delist from NASDAQ Capital Market shortly after filing its certificate of dissolution.

The full text of the proposed certificate of amendment to change Syntroleum’s name is substantially in the form attached hereto as Annex C.

The affirmative vote of the holders of a majority of the outstanding shares of Syntroleum common stock is required for the approval of the name change proposal.

SYNTROLEUM’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE NAME CHANGE PROPOSAL.

PROPOSAL FOUR—THE ADJOURNMENT PROPOSAL

If, at the special meeting, the number of shares of Syntroleum common stock, present or represented by proxy at the special meeting, voting in favor of the approval of the asset sale, the plan of dissolution or the name change proposals is insufficient to approve the asset sale, the plan of dissolution or the name change proposals under Delaware law, Syntroleum’s board of directors intends to move to adjourn the special meeting in order to solicit additional proxies in favor of the approval of each of these proposals. In that event, Syntroleum will ask its stockholders to vote only upon the adjournment proposal, and not the asset sale, the plan of dissolution or the name change proposals.

If at the special meeting the number of shares of Syntroleum common stock, present or represented by proxy, voting in favor of the approval of the asset sale proposal is sufficient to approve the asset sale proposal under Delaware law, but the number of shares of Syntroleum common stock present or represented and voting in favor of the approval of the plan of dissolution or the name change proposals is insufficient to approve either or both of those proposals under Delaware law, then Syntroleum’s board of directors intends to hold a vote on the asset sale proposal and each other proposal that shall have garnered sufficient votes to approve that proposal, if any, and then move to adjourn the special meeting as to the remaining proposals in order to solicit additional proxies in favor of the approval of those remaining proposals, if any. Accordingly, Syntroleum may ask its stockholders to vote at the special meeting only upon some of the proposals described in this proxy statement/prospectus.

In this proposal, Syntroleum is asking you to authorize Syntroleum’s board of directors to vote in favor of adjourning the special meeting, and any later adjournments, to a date or dates not later than [*], in order to enable Syntroleum to solicit additional proxies in favor of the approval of the asset sale, the plan of dissolution or the name change proposals. If the stockholders approve the adjournment proposal, Syntroleum’s board of directors could adjourn the special meeting, and any adjourned session of the special meeting, to a date not later than [*] and use the additional time to solicit additional proxies in favor of the approval of the asset sale, the plan of dissolution or the name change proposals, including the solicitation of proxies from stockholders that have previously voted against the approval of the asset sale, the plan of dissolution or the name change proposals. Among other things, approval of the adjournment proposal could mean that, even if Syntroleum had received proxies representing a sufficient number of votes against the approval of the asset sale, the plan of dissolution or the name change proposals to defeat any of these proposals, Syntroleum could adjourn the special meeting without a vote on the asset sale, the plan of dissolution or the name change proposals for up to [*] days and seek during that period to convince the holders of those shares to change their votes to votes in favor of the approval of the asset sale, the plan of dissolution or the name change proposals.

The adjournment proposal requires the affirmative vote of the holders of a majority of Syntroleum common stock present, either in person or by proxy, and entitled to vote at the special meeting, regardless of whether a quorum exists. Abstentions from voting on the adjournment proposal will have the same effect as a vote against the adjournment proposal. Broker non-votes will have no effect on the outcome of the vote on the adjournment proposal. No proxy that is specifically marked AGAINST approval of the asset sale, the plan of dissolution or the name change proposals will be voted in favor of the adjournment proposal, unless it is specifically marked FOR the adjournment proposal.

Syntroleum’s board of directors believes that if the shares of Syntroleum common stock, present or represented by proxy at the special meeting and voting in favor of the approval of the asset sale, the plan of dissolution or the name change proposals is insufficient to approve the asset sale, the plan of dissolution or the name change proposals, it is in the best interests of the stockholders of Syntroleum to enable Syntroleum, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of approval of the asset sale, the plan of dissolution or the name change proposals to bring about its approval.

SYNTROLEUM’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

PROPOSAL FIVE —THE SYNTROLEUM COMPENSATION PROPOSAL

In accordance with Section 14A of the Exchange Act, Syntroleum is providing its stockholders with the opportunity to cast a non-binding advisory vote to approve the compensation that may be paid or become payable to Syntroleum’s named executive officers in connection with the asset sale. As required by those rules, Syntroleum is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Syntroleum’s named executive officers in connection with the assets, as disclosed in the table titled “Golden Parachute Compensation” below, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The vote on executive compensation that may be paid or become payable in connection with the asset sale is a vote separate and apart from the vote to approve the asset sale. Accordingly, you may vote to approve the asset sale proposal and vote not to approve the Syntroleum compensation proposal or vice versa; however, because the vote with respect to the Syntroleum compensation proposal is advisory in nature only, it will not be binding on Syntroleum. Further, because Syntroleum is contractually obligated to pay the compensation set forth in the table titled “Golden Parachute Compensation” below, such compensation will be paid or become payable, subject only to the conditions applicable thereto, if the asset sale is consummated and regardless of the outcome of the advisory vote.

Golden Parachute Compensation

The following table sets forth the amount of payments and benefits that may be paid or become payable to each of Syntroleum’s named executive officers in connection with the consummation of the asset sale, assuming that (i) the base salary payable to each of Syntroleum’s named executive officers remains unchanged from the date of this proxy statement/prospectus through the closing of the asset sale and (ii) each of Syntroleum’s named executive officers is terminated without cause immediately following closing of the asset sale, which is currently intended to be the case. The terms pursuant which certain of Syntroleum’s named executive officers will be employed by REG following the closing of the asset sale, including Mr. Roth, have not been determined as of the date of this proxy statement/prospectus.

Golden Parachute Compensation

Name	Cash		Equity	Pension/ NQDC	Perquisites/ Benefits	Total
Edward G. Roth	$900,000	(1)				$900,000
Karen L. Power	$48,125	(2)				$48,125

(1)	Pursuant to an employment agreement dated April 24, 2007, if Mr. Roth’s employment with Syntroleum is terminated for any reason other than (i) as a result of his death, disability or retirement, (ii) upon Syntroleum’s dissolution or liquidation, or (ii) for just cause, including as a result of Mr. Roth ceasing to be an employee of Syntroleum following consummation of the asset sale, Mr. Roth is entitled to receive an amount equal to 300% of his then-current annual salary.

(2)	Pursuant to an employment agreement dated June 13, 2007, if Mrs. Power’s employment with Syntroleum is terminated for any reason other than (i) as a result of her death, disability or retirement, (ii) upon Syntroleum’s dissolution or liquidation, or (ii) for just cause, including as a result of Mrs. Power ceasing to be an employee of Syntroleum following consummation of the asset sale, Mrs. Power is entitled to receive an amount equal to three times her then-current monthly salary.

The Syntroleum compensation proposal requires the affirmative vote of the holders of a majority of Syntroleum common stock present, either in person or by proxy, and entitled to vote at the special meeting, regardless of whether a quorum exists. Abstentions from voting on the Syntroleum compensation proposal will have the same effect as a vote against the Syntroleum compensation proposal. Broker non-votes will have no effect on the outcome of the vote on the Syntroleum compensation proposal.

SYNTROLEUM’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE SYNTROLEUM COMPENSATION PROPOSAL.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO SYNTROLEUM STOCKHOLDERS

The following summary addresses certain material United States federal income tax considerations of the asset sale and intended liquidation and dissolution of Syntroleum that are generally applicable to Syntroleum stockholders (i) as of the closing date of the transactions contemplated by the asset purchase agreement and (ii) who may receive shares of REG common stock pursuant to the intended liquidation and dissolution of Syntroleum. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing final, temporary and proposed Treasury Regulations under the Code, and current administrative rulings and court decisions, all of which are subject to change or different interpretation. Any such change, which may or may not be retroactive, could alter the tax consequences described in this summary and the validity of this summary itself. No ruling from the Internal Revenue Service (the “IRS”) has been or will be requested in connection with the asset sale and intended liquidation and dissolution of Syntroleum and no tax opinion has been sought with respect to such transactions. In addition, Syntroleum stockholders should be aware that there is no assurance that the IRS would agree with the conclusions described herein and the IRS could adopt a contrary position and that such a contrary position could be sustained by a court.

Syntroleum stockholders should be aware that this summary does not address all U.S. federal income tax considerations that may be relevant to certain stockholders of Syntroleum in light of their particular circumstances, such as (i) stockholders that are financial institutions, insurance companies, tax-exempt organizations, dealers in securities, or foreign persons, (ii) stockholders that do not hold their shares of Syntroleum common stock as capital assets within the meaning of Section 1221 of the Code, or (iii) stockholders that acquired their shares of Syntroleum common stock pursuant to stock option plans or otherwise as compensation. In addition, this summary does not address: (i) the tax consequences of the asset sale and the intended subsequent liquidation and dissolution of Syntroleum under foreign, state, or local tax laws, (ii) the alternative minimum tax consequences, (iii) the tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or (iv) the tax consequences of transactions effectuated prior to, subsequent to, or concurrently with the asset sale or the intended liquidation and dissolution of Syntroleum.

SYNTROLEUM STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN RESPECTIVE TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/ PROSPECTUS, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF SUCH TRANSACTIONS.

The asset sale and intended subsequent liquidation and dissolution of Syntroleum pursuant to the plan of dissolution are intended to constitute a tax-free “reorganization” within the meaning of Section 368(a)(1)(C) of the Code. Subject to the limitations and qualifications described in this proxy statement/prospectus and the approval by Syntroleum’s stockholders of both the asset sale and the plan of dissolution, in the event the asset sale and liquidation and dissolution constitutes a tax-free “reorganization” within the meaning of section 368(a)(1)(C) of the Code, the material federal income tax consequences would be as follows:

•	holders of Syntroleum common stock would not recognize gain or loss upon their receipt or deemed receipt of REG common stock in exchange for Syntroleum common stock in connection with Syntroleum’s liquidation and dissolution except that gain (but not loss) would be recognized to the extent of the cash and the fair market value of property (other than REG common stock) received in exchange for Syntroleum common stock;

•	Syntroleum stockholders receiving cash or property (other than REG common stock) in connection with Syntroleum’s liquidation and dissolution would recognize gain (but not loss) equal to the lesser of (i) the amount of cash plus the fair market value of property (other than REG common stock) received or (ii) the gain realized as a result of the liquidation and dissolution (i.e., the fair market value of the REG common stock and all other property (including cash) received by such stockholder less such stockholder’s tax basis in the Syntroleum common stock surrendered);

•	generally, the aggregate tax basis of the REG common stock received by a Syntroleum stockholder in connection with Syntroleum’s liquidation and dissolution would be the same as such stockholder’s aggregate tax basis of the Syntroleum common stock surrendered in exchange therefor, increased by any gain recognized in the exchange and decreased by the amount of cash and the fair market value of property (other than REG common stock) received; and

•	the holding period of the REG common stock received by Syntroleum stockholders in connection with Syntroleum’s liquidation and dissolution would include the holding period of the Syntroleum common stock surrendered in the exchange, provided that the Syntroleum shares surrendered were held as a capital asset.

Although Syntroleum stockholders who acquired their Syntroleum common stock upon exercise of employee stock options or otherwise as compensation will generally recognize no gain or loss upon receipt of REG common stock in the liquidation and dissolution of Syntroleum, special rules may also apply. For example, if a Syntroleum stockholder acquired Syntroleum common stock upon exercise of a non-qualified stock option in anticipation of the asset sale and intended liquidation and dissolution of Syntroleum, the fair market value of shares of Syntroleum common stock received in excess of the option exercise price would be treated as ordinary compensation income subject to withholding. In addition, if a Syntroleum stockholder acquired Syntroleum common stock upon exercise of an incentive stock option less than one year prior to the liquidation and dissolution of Syntroleum, cash received in the liquidation and dissolution would be treated as ordinary, compensation income rather than capital gain because the deemed redemption of the fractional share interest in REG common stock would constitute a “disqualifying disposition.” SYNTROLEUM STOCKHOLDERS WHO ACQUIRED SYNTROLEUM COMMON STOCK UPON EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION ARE STRONGLY URGED TO CONSULT THEIR OWN RESPECTIVE TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE ASSET SALE AND LIQUIDATION AND DISSOLUTION OF SYNTROLEUM.

For the asset sale and intended liquidation and dissolution to qualify as a tax-free “reorganization” under section 368(a)(i)(C) of the Code, a number of requirements must be satisfied, including the following general requirements: (i) REG or certain subsidiaries of REG must continue at least one significant historic business line of Syntroleum’s or use a significant portion of Syntroleum’s assets in REG’s ongoing business, (ii) Syntroleum and REG must not be an investment companies as that term is defined under the Code, (iii) substantially all of Syntroleum’s assets (defined for Internal Revenue Service ruling purposes as at least 70% in value of its total gross assets and 90% in value of its total net assets) must be transferred to REG, (iv) the portion of the purchase price paid in REG common stock must be equal to at least 80% or more of the fair market value of the assets of Syntroleum being purchased by REG pursuant to the asset purchase agreement (and for purposes of this requirement, if any consideration other than REG common stock is paid, liabilities assumed by REG or REG Synthetic or to which the purchased assets are subject are treated as cash paid by REG), (v) the REG common stock received in the asset sale together with any other assets Syntroleum holds must be distributed to Syntroleum’s stockholders and creditors in pursuance of the plan of dissolution, and (vi) Synroleum must be liquidate as part of the plan (unless a waiver is received from the Internal Revenue Service). REG and Syntroleum are providing Tax Certificates that address most of the relevant requirements.

If any of the representations or certifications in the Tax Certificates or the relevant representations in the asset purchase agreement are inaccurate such that the requirements for a tax-free “reorganization” are not satisfied, or if any of these requirements are not otherwise met, the asset sale and subsequent liquidation and dissolution of Syntroleum would not be treated as a tax-free “reorganization” under the Code, which would result in several material adverse tax consequences (described below).

As soon as possible, but within one year after consummation of the asset sale, Syntroleum intends to liquidate. In the event that Syntroleum’s board of directors determines that liquidation is not expected to be completed within one year, some or all of the cash (and/or other assets) held by Syntroleum and some or all of the remaining amounts of REG common stock received by Syntroleum upon consummation of the asset sale may be placed into a liquidating trust to be distributed to Syntroleum’s stockholders following the wind-up of Syntroleum’s affairs. The beneficial interests in the liquidating trust will be distributed to the stockholders of Syntroleum pursuant to the plan of dissolution and generally will not be transferable. For United States federal income tax purposes, a share of the assets in the liquidating trust (both REG common stock and cash) would be deemed to have been distributed to each Syntroleum stockholder in proportion to their respective interests in the liquidating trust and thereafter contributed by such stockholder to the liquidating trust. Accordingly, a distribution of cash to the liquidating trust by Syntroleum would be taxable as if transferred directly to the stockholders as more fully discussed above.

In general, a liquidating trust is not itself subject to United federal income tax rather, each holder of a beneficial interest in the liquidating trust will be treated as owning a pro rata share of the assets of the liquidating trust and is required to take into account his proportionate share of each of the liquidating trust’s items of income or deduction in accordance with such holder’s method of accounting. It is possible that the trustees of the liquidating trust might not distribute assets at times or in amounts sufficient to satisfy any such tax liabilities. If the liquidating trust disposes of any of its REG common stock, other than in a distribution to Syntroleum stockholders, each Syntroleum stockholder will recognize gain or loss equal to the difference between such stockholder’s pro rata share of the amount realized by the liquidating trust on the disposition of such shares and such stockholder’s tax basis in such shares. Although the law on this point is not settled, if the liquidating trust makes any payments in satisfaction of liabilities of Syntroleum that were contingent as of the inception of the liquidating trust, a holder of a beneficial interest in the liquidating trust should generally be entitled to increase such stockholder’s basis (or claim a capital loss) in the REG common stock acquired in the intended liquidation and dissolution of Syntroleum (including such holder’s pro rata share of any REG common stock held in the liquidating trust) by an amount equal to such holder’s pro rata share of such payment. Moreover, if the liquidating trust earns any income, such as interest or dividends, such income will be taxable to a holder of a beneficial interest in the liquidating trust in accordance with the holder’s method of accounting in the year in which received by the trust, without regard to whether any distribution was made.

A successful IRS challenge to the tax-free “reorganization” status of the asset sale and intended liquidation and dissolution of Syntroleum would result in several significant adverse tax consequences. In any such event, the sale of Syntroleum’s assets to REG Synthetic would be treated as a taxable sale of such assets. The corporate level gain that Syntroleum would recognize upon such a taxable sale of assets would be equal to the difference between Syntroleum’s adjusted tax basis in such assets and the fair market value of all of the consideration received from REG in the asset sale (including without limitation all of the REG common stock issued by REG, cash and all of the liabilities assumed by REG or REG Synthetic). Syntroleum’s tax liability associated with any such recognized gain, after taking into account the effect of any relevant and available Syntroleum tax attributes (e.g., current and carryover net operating losses and tax credits), is a liability that is not assumed by REG or REG Synthetic in accordance with the asset purchase agreement. It is anticipated that any such tax liability would be material and would reduce the amounts of cash and REG common stock otherwise distributable to Syntroleum stockholders.

If the IRS successfully challenges the tax-free reorganization, Syntroleum stockholders would recognize additional gain or loss with respect to each share of Syntroleum common stock surrendered in the liquidation and dissolution of Syntroleum equal to the difference between such stockholder’s adjusted basis in such share and the fair market value of the REG common stock and cash and other property received in the liquidation and dissolution. In such event, the stockholder’s aggregate basis in the REG common stock so received would equal its fair market value, and the stockholder’s holding period for such stock would begin the day after the date of the liquidation and dissolution of Syntroleum.

If Syntroleum’s board of directors elects to sell all or a portion of the REG common stock received by Syntroleum in connection with the asset sale to satisfy existing claims of creditors, Syntroleum will recognize taxable gain (subject to any relevant and available Syntroleum tax attributes that would be available to reduce the tax liability (e.g., current and carryover net operating losses and tax credits)) notwithstanding the qualification of the asset sale and dissolution as a tax-free “reorganization.”

INFORMATION ABOUT SYNTROLEUM

The use of “we,” “us” or “our” or “the Company” under this caption refers to Syntroleum.

The following description of our business represents Syntroleum’s ongoing operations prior to the asset sale which is the subject of this proxy statement/prospectus. If the asset sale is approved by Syntroleum’s stockholders, under the asset purchase agreement, our operations will cease and will be assumed by REG.

Overview

Syntroleum began business as GTG, Inc. on November 15, 1984. On August 7, 1998 Syntroleum merged into SLH Company and became the surviving entity. The Company was later re-incorporated in Delaware on June 17, 1999.

Syntroleum is engaged in the commercialization of its proprietary solutions to produce synthetic liquid hydrocarbons. Syntroleum owns the Syntroleum® process for Fischer-Tropsch (“FT”) conversion of synthesis gas into liquid hydrocarbons, the Synfining® process for upgrading FT liquid hydrocarbons into refined petroleum products, the Bio-Synfining® technology for converting renewable feedstocks into drop-in fuels and a 50% interest in Dynamic Fuels, which owns the 75mm gallon per year Geismar, Louisiana renewable fuels plant using Bio-Synfining® technology.

The Company’s revenue is derived from significant customers. Two customers made up 97% of revenues in 2012 and 99% in 2011 while three customers made up 93% of revenues in 2010.

Bio-Synfining® Projects—Dynamic Fuels

On June 22, 2007, we entered into definitive agreements with Tyson to form a joint venture, Dynamic Fuels, to construct and operate facilities in the United States using our Bio-Synfining® technology. The first facility began commercial operations in November 2010. The facility produces renewable diesel fuel that meets ASTM D975 standards, the same standards as conventional petroleum diesel. Renewable diesel fuel can be used in existing infrastructure and engines and be blended with petroleum diesel. We can also produce ASTM D7566, commercial jet fuel, as well as HRJ-5, military jet fuel. Dynamic Fuels has sold ASTM D7566 and HRJ-5 for commercial and military aviation. The plant also produces naphtha and propane.

In 2012, Dynamic Fuels delivered 450,000 gallons of renewable fuels to the U.S. Navy which included 100,000 gallons of jet fuel, HRJ-5 and 350,000 gallons of marine distillate fuel. The fuel was used in demonstration testing in the Navy’s efforts to develop a “Green Strike Group” composed of vessels and ships powered by biofuel. This represents the single largest purchase of biofuel in government history, as reported by the Navy and USDA.

The renewable fuels industry benefits from economic incentives to produce biomass based diesel. The American Jobs Creation Act of 2004, EPAct, and EISA, are the primary pieces of federal legislation that have established the groundwork for renewable fuels market development.

In August 2005, the EPAct established a Renewable Fuel Standard program, or RFS, requiring a specific amount of renewable fuel to be used in motor vehicle fuel nationwide. This requirement has been delegated to refiners and importers in the 48 contiguous states. Beginning in 2008, EISA amended the EPAct to increase the number of gallons of renewable fuel required to be used in motor vehicle fuel nationwide.

On July 1, 2010, an updated Renewable Fuel Standard program, or RFS2, was implemented. RFS2 requires certain volume minimums for the amount of biomass-based diesel that must be utilized each year. Under the program, obligated parties, including petroleum refiners and fuel importers, must show compliance with these standards. Currently, Dynamic Fuels’ renewable diesel meets two categories of an obligated party’s required volume obligation—biomass-based diesel and advanced biofuel. Consistent with the RFS program, the Environmental Protection Agency, or EPA, announced it would require the domestic use of 800 million gallons of renewable or biodiesel in 2011, one billion gallons in 2012, 1.28 billion in 2013 and a proposed requirement of 1.28 billion in 2014.

Our renewable diesel fuel generates 1.7 D4 RIN’s per gallon. At December 17, 2013, D4 RIN prices were $0.31. As of July 1, 2013, D4 RIN prices were $1.09. During 2012, Dynamic Fuels received EPA Part 79, which allows its naphtha to be blended up to 10% in gasoline motor vehicle fuel and also registered the naphtha it produces with the EPA for D Code 5 RINs. D5 RINS were $0.30 at December 17, 2013 and were $1.09 on July 1, 2013. Dynamic Fuels can generate D Code 5 RINS for its naphtha if it is blended with gasoline and if the feedstock utilized does not include inedible corn oil produced by corn ethanol plants. While inedible corn oil is an approved feedstock for renewable diesel, it is not for renewable naphtha.

EISA and EPAct designated a tax credit of $1.00 per gallon for the production of renewable diesel and $0.50 per gallon alternative fuels mixture credit (AFMC) for the production of qualified alternative fuels, of which Dynamic Fuels’ renewable naphtha qualifies. These tax credits are generated upon mixture with allowed motor vehicle fuels such as petroleum diesel and gasoline. Prior to receiving EPA Part 79 registration on August 16, 2012, Dynamic Fuels’ renewable naphtha was not eligible to generate the $0.50 per gallon AFMC. These tax credits are typically renewed at the end of each year in what is known as “tax extenders bills.” These tax credits expired on December 31, 2009 and were not renewed until November 2010, retroactively for 2010 and extended through December 31, 2011. These tax credits again expired unrenewed on December 31, 2011. On January 3, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which reinstated the credits for 2013 and retroactively reinstated the credits for 2012. Each owner of Dynamic Fuels received approximately $9.7 million and Dynamic Fuels expects to receive a further $3.6 million for 2012 production, from the $1.00 tax credit and the alternative fuels mixture credit of $0.50 per gallon for a portion of the renewable naphtha also produced during 2012. As of January 7, 2014, Congress has not renewed these tax credits for 2014.

Dynamic Fuels began commercial operations in November of 2010. As of September 30, 2012, the plant had sold 63.0 million gallons of renewable products such as diesel, naphtha, and LPG. Nameplate capacity for the plant is 75.0 million gallons per year. During its fiscal year ended September 30, 2012, the plant produced renewable products at an average rate of 49% of design capacity compared to 35% during the fiscal year ended September 30, 2011.

The plant has experienced mechanical issues, hydrogen supply disruptions and feedstock impurities and adulterants, which have contributed to plant down time and higher than expected operational costs. Upgrades to the feedstock pre-treatment area were installed during 2012. The quality of the feedstock has not impacted the quality of the finished product which has in all cases met or exceeded ASTM standards.

After completion of the maintenance turnaround on December 10, 2012 the plant was placed in standby mode pending agreement by Syntroleum and Tyson as to the appropriate conditions under which to resume production. As of the date these of this proxy statement/prospectus, the plant continues to be in standby mode and is non-operational. To date, Syntroleum and Tyson have not agreed on the conditions necessary for plant start-up.

Business Strategy

Our objective is to be the leading independent provider of Syntroleum technologies for the production of synthetic fuels. Our business strategy to achieve this objective involves the following key elements:

Focus on Commercialization. The Dynamic Fuels facility is the first of what we envision to be several production facilities utilizing our technologies in the business model.

Transfer our Technologies. We executed a transfer of our technology to China Petroleum and Chemical Corporation (“Sinopec”) in 2009. Sinopec has reconstructed our Catoosa Demonstration Facility (“CDF”) in China for further research and development. The demonstration plant is operating successfully in China.

Provide Engineering Services. We continue to provide support to our licensees and prospective licensees through engineering services. Engineering services consist of design engineering, project management, application engineering and site support.

Syntroleum Technologies

Our technologies produces synthetic liquid hydrocarbons that are compatible with refined products made from crude oil. These products include:

Middle Distillates for use in reciprocating and jet/turbine engines; and

Specialty Products, such as synthetic lubricants, process oils, high melting point waxes, liquid normal paraffins, and chemical feedstocks.

We believe the key advantages of the Syntroleum® process over other GTL technologies are our (1) proprietary attrition-resistant slurry catalyst, (2) FT catalyst regeneration technology, and (3) capability to operate with both dilute and non-dilute syngas.

Based on our research, we believe our single-train design 4,000 to 5,000 barrels per day (“b/d”) facility can be economically developed subject to market conditions.

The Carbon to Liquids Process

The carbon to liquids process involves two catalytic reactions: (1) conversion of carbon containing material into synthesis gas and (2) conversion of the synthesis gas into hydrocarbons over our proprietary FT catalyst.

Syngas may be generated from various carbon-bearing feedstocks by means of several commercial processes. Oxygen based natural gas, coal and biomass gasifiers are commercially available from licensors.

The Synfining® Process

We have also developed hydroprocessing for conversion of the FT wax into diesel fuel, jet fuel, lubricants, naphtha and other materials. This technology has been used to produce fuels for testing by the Department of Energy (“DOE”), the Department of Defense (“DOD”), U.S. Department of Transportation (“DOT”) and manufacturers globally.

The Bio-Synfining® Process

We have also adapted our Synfining® process to accommodate fats, oils, greases, fatty acids and similar feedstocks in the production of renewable fuels. These feedstocks are similar in chemical structure to the products produced from the FT process. This refining technology was used to produce jet fuels for testing by the DOD in 2008 and is currently used in the Geismar Facility for the production of diesel, naphtha, and LPG. Commercial certification of ASTM D7566 was obtained in 2011, resulting in our jet fuel being used as a 50/50 blend in commercial flights with KLM and Alaska Airlines. Phase change material can also be produced and is currently being tested for commercial application, through funding by the DOE.

Syntroleum Advantage

We believe the Syntroleum® technologies will be attractive for companies reviewing methods of commercializing natural gas, coal and biomass reserves by converting them into synthetic liquid hydrocarbons.

Bio-Feedstocks

Renewable diesel can be used as a finished product and does not require blending however it can also be blended with petroleum-based fuels in any ratio. Our products can be transported through existing distribution infrastructures and our renewable middle distillates are fungible products meeting ASTM standards which can be used as a drop in replacement fuel for existing diesel and jet engines.

Vegetable Oils. Soybean oil is the most commonly used feedstock in the U.S., and the most commonly used feedstock in traditional biodiesel refining processes. Approximately 19.7 billion pounds of soybean oil were produced in the U.S. during the 2011/2012 crop year versus 18.9 billion pounds in the 2010/2011 crop year according to the U.S. Department of Agriculture. Of the amount produced, Energy Information Agency (EIA) data show that 4.0 billion pounds of soybean oil were used in the production of domestic biodiesel for the calendar year ended December 2012 versus 4.2 billion pounds for the calendar year ended December 2011. Inedible corn oil extracted from corn ethanol plants has become an increasing component of feedstock for biodiesel and renewable diesel. Data from the EIA show that for the 10 months ended October 31, 2013, 846 million pounds of inedible corn oil was used in biodiesel domestic production (EIA data does not include renewable diesel plants) compared to 547 million pounds and 248 million pounds for the 10 months ended 2012 and 2011, respectively. Full year 2012 and 2011 inedible corn oil use was 646 million and 304 million pounds, respectively.

Animal Fats. According to the EIA, 433 million, 385 million, and 431 million pounds of tallow were used in biodiesel production for the 10 months ended October 31, 2013, and calendar years 2012 and 2011, respectively. EIA data also show biodiesel consumption of 139 million, 176 million and 240 million pounds of poultry fat and 387 million, 408 million and 533 million pounds of white grease for the 10 months ended October 31, 2013, and calendar years 2012 and 2011, respectively.

Recycled Greases. EIA data show biodiesel consumption of 1.0 billion, 959 million and 666 million pounds of recycled feeds of which 806 million, 670 million and 471 million pounds were yellow grease, for the 10 months ended October 31, 2013, and calendar years 2012 and 2011, respectively. Our Bio-Synfining® process can process high FFA feedstocks allowing us to utilize lower valued feedstock to create a high quality product.

During 2012, approximately 128 million pounds of yellow grease and 49 million pounds of inedible corn oil were processed by the Geismar Facility.

Fischer-Tropsch Feedstocks

Natural Gas. According to the BP Statistical Review of World Energy, 2013, proved global natural gas reserves at the end of 2012 were 6,614 trillion cubic feet (“Tcf”). In the United States, according to BP, proved gas reserves were 300.0 Tcf at the end of 2012 compared to 300.0 Tcf and 272.5 Tcf at the end of 2011 and 2010, respectively. Shale gas has impacted the outlook for natural gas supply in the United States. The Potential Gas Committee, a nonprofit organization that studies natural gas, issued its biennial assessment of the United States’ gas resources in April 2013. This study indicates that the United States possesses a resource base of 2,383.9 Tcf of natural gas at year end 2012, a 25.6% increase from year end 2010. This is the highest resource evaluation in the Committee’s 48-year history. This resource base, when combined with proved U.S. natural gas reserves, indicates potential future gas reserves of over 2,680 Tcf.

Market Demand

EPAct also provided for the EPA to establish the RFS2 to set the volumes of renewable fuels that must be sold in the United States. Under the program, obligated parties, including petroleum refiners and fuel importers, must show compliance with these standards. Currently, Dynamic Fuels renewable diesel meets two categories of an obligated party’s required volume obligation—biomass-based diesel and advanced biofuel. Consistent with the RFS program, the EPA announced it would require the domestic use of 800 million gallons of renewable or biodiesel in 2011, one billion gallons in 2012, 1.28 billion in 2013 and a proposed requirement of 1.28 billion in 2014.

Many other factors influence the demand for our products, including those discussed in the section entitled “Risk Factors” beginning on page 24 of this proxy statement/prospectus.

Intellectual Property

The success of our intellectual property portfolio depends on our ability to foster, invent, and develop new ideas, in addition to our ability to effectively obtain, protect, and enforce our intellectual property rights against third parties. We regard the protection of our proprietary technologies as critical to our future success, and therefore rely on a combination of patent, copyright, trademark, trade secret and other laws and contractual restrictions to protect our proprietary rights. We protect the Syntroleum® process and the Synfining® process primarily through patents and trade secrets. It is our policy to seek protection for our proprietary products and processes by filing patent applications, when appropriate, in the United States and selected foreign countries and to encourage or further the efforts of others who have licensed technology to us to protect and perfect any intellectual property rights. Our ability to protect and enforce these valuable intellectual property rights involves complex legal, scientific and factual questions and uncertainties.

Syntroleum has a policy to honor the valid, enforceable intellectual property rights of others. However, we acknowledge that the commercialization of our technologies may give rise to claims that our technologies infringe upon the patents or other proprietary rights of others.

In that regard, Syntroleum is involved in four suits with Neste Oil Oyj (“Neste”), wherein the parties have asserted their respective patents against the other. Two suits were filed by Neste in the District of Delaware, both of which have been stayed by the district court pending the outcome of proceedings before the U.S. Patent & Trademark Office (“PTO”) in which Syntroleum has challenged Neste’s patents. The other two suits are pending in Singapore, the most recent stemming from Syntroleum’s filing of a second suit against Neste Oil Singapore Pte Ltd on June 6, 2013, asserting its Singapore Patent No. 169053 entitled “Hydrocracking Process For Biological Feedstocks and Hydrocarbons Produced Therefrom.” In the court filings, Syntroleum alleges that Neste “operates a renewable diesel refinery at 1 Tuas South Lane, Singapore 637301, that processes bio-renewable feedstocks to produce hydrocarbon products such as renewable diesel fuel and bio-naphtha”, which Syntroleum alleges “falls within at least Claim 1 of Syntrolum’s ’053 patent,” which issued on May 31, 2013, and expires on August 21, 2028.

Regarding the proceedings before the PTO, on June 26, 2013, the PTO issued an Office Action Closing Prosecution and rejecting all claims in the ongoing inter partes reexamination of Neste Oil’s U.S. Patent No. 8,187,344. The reexamination was initiated by Syntroleum in August of 2012 after Neste filed suit against Syntroleum on May 29, 2012 in the District of Delaware. On January 31, 2013, the District Court stayed the lawsuit pending the final outcome of the PTO’s reexamination of the ‘344 patent. Mirroring its prior office action (dated September 14, 2012), the PTO again rejected both the original claims of the ‘344 patent, as well as the amended and new claims submitted by Neste, as obvious in view of the prior art. The reexamination proceedings remain pending at the PTO under Reexam Control Number 95/002,084.

Another proceeding initiated by Syntroleum before the PTO is an inter partes review (“IPR”) of Neste Oil’s U.S. Patent No. 8,212,094. The ‘094 patent covers similar subject matter and shares a common inventor with Neste’s ‘344 patent, but adds nothing new to the field of diesel fuels or methods for making same. On March 8, 2013, Syntroleum filed a petition with the PTO seeking inter partes review of the ‘094 patent. On July 2, 2013, the District Court in Delaware stayed Neste’s second lawsuit there (filed on December 20, 2012) alleging infringement of the ’094 patent. The District Court’s July 2nd decision was based on the pending request for inter partes review of the ‘094 patent.

On September 4, 2013, the U.S. Patent & Trademark Office Patent Trial and Appeal Board (“Board”) issued a decision instituting an IPR of all claims of the ’094 patent. The PTO found that “there is a reasonable likelihood that Syntroleum would prevail with respect to claims 1-20 of the ’094 patent” based on the information presented.

On November 11, 2013, Neste filed a motion to amend the claims of the ‘094 patent, which was accompanied by a request to cancel all 20 of the original claims. Syntroleum’s response to the new claims proposed by Neste must be submitted to the Board by January 13, 2014. Subsequently, the parties will have an opportunity to further cross-examine witnesses and prepare for oral argument, now scheduled for April 1, 2014. Shortly afterward, the PTO will issue a final decision on the validity of the ’094 patent claims.

The most recent proceeding initiated by Syntroleum before the PTO is another IPR request covering Neste Oil’s U.S. Patent No. 8,278,492. The ‘492 patent covers similar subject matter and shares a common inventor with Neste’s ‘344 and ‘094 patents, but adds nothing new to the field of diesel fuels or methods for making same. Syntroleum’s IPR request on the ‘492 patent was filed on November 22, 2013. Neste may file a preliminary response within three months, after which the Board has three months in which to decide whether to grant the request and institute an IPR.

On September 10, 2013, Neste filed its own IPR petition regarding Syntroleum’s U.S. Patent No. 8,231,804, which is directed to hydrocarbon compositions having a high degree of even-carbon-number paraffins. A decision from the Board on whether to grant the petition and institute and IPR is due by about March 16, 2014. If instituted, Syntroleum will then have three months to file its formal response to the Board’s decision.

Syntroleum denies Neste’s infringement claims and will continue to vigorously defend against the Neste patents, and remains confident that its position will be vindicated. Syntroleum has invested substantial time and resources in its proprietary Bio-Synfining® technology and will likewise seek to defend and enforce its intellectual property rights in venues around the world. Syntroleum currently owns, or has licensed rights to 72 active patents, and are actively prosecuting 29 patent applications, in the United States and various foreign countries that relate to one or more embodiments of Syntroleum technology. Nine patents were granted to Syntroleum during the past year. Most of our patents have been issued since the late 1990’s and will not expire until 2017. Patent rights are granted for a term of 20 years in the United States and for similar terms in foreign jurisdictions, subject to paying required fees to maintain the patent holders rights. The cost of maintaining our patents in the United States and foreign jurisdictions is included in our general and administrative expenses.

In any potential intellectual property dispute involving us, or our licensees, could also become the target of litigation. Generally, our license agreements require us to indemnify the licensees against specified losses, including the losses resulting from patent and trade secret infringement claims, subject to certain limitations. Our indemnification and support obligations could result in substantial expenses and liabilities to us which could have a material adverse effect on our business, operating results and financial condition.

Employees

As of January 3, 2014, we had 14 full-time employees, none of which is represented by a labor union. We have experienced no work stoppages. We believe our relationship with our employees is good.

Government Regulation

We are subject to specific government legislation under EPAct and RFS2, as previously discussed.

In addition, we are subject to extensive international and domestic federal, state and local laws and regulations relating to the protection of the environment, including laws and regulations relating to the release, emission, use, storage, handling, cleanup, transportation and disposal of hazardous materials, as well as to employee health and safety.

Our operations in the United States are also subject to the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “Superfund” law, and similar state laws, which can impose joint and several liability for site cleanup, regardless of fault, upon statutory classes of persons with respect to the release into the environment of substances designated under CERCLA as hazardous substances (“Hazardous Substances”). These classes of persons, or so-called potentially responsible parties (“PRPs”), include the current and certain past owners and operators of a facility where there has been a release or threat of release of a Hazardous Substance and persons who disposed of or arranged for the disposal of Hazardous Substances found at a site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the PRPs the costs of such action. In the course of our operations, we have generated and will generate wastes that may fall within CERCLA’s definition of Hazardous Substance. We may also be the owner or operator of sites on which Hazardous Substances have been released. To our knowledge, neither we nor our predecessors have been designated as a PRP by the EPA under CERCLA. We also do not know of any prior owners or operators of our properties that are named as PRPs related to their ownership or operation of such properties.

International and domestic environmental laws and regulations often require grant of a permit or other authorization before activities may be conducted, and compliance with laws, regulations and any permit requirements can increase the costs of designing, installing and operating a plant designed with our technology. Emissions from a plant using our technology may require the installation of abatement equipment to meet permit requirements.

Although we do not believe that compliance with environmental and health and safety laws in connection with our current operations will have a material adverse effect on us, we cannot predict with certainty the future costs of complying with environmental laws and regulations and containing or remediating contamination. In the future we could incur material liabilities or costs related to environmental matters, and these environmental liabilities or costs (including fines or other sanctions) could have a material adverse effect on our business, operating results and financial condition.

Operating Hazards

Operations at a facility using our technology will involve a risk of incidents involving personal injury and property damage. An incident could affect our operating costs, insurability and relationships with customers, employees and regulators.

Properties

We owned a nominal two b/d pilot plant located on approximately three acres leased in Tulsa, Oklahoma. This lease expires in May 2022, and annual lease payments total approximately $9,000. On March 1, 2013 this plant was sold with the Company receiving $5,798,000 in cash and the lease being cancelled.

We lease a corporate facility in Tulsa, Oklahoma. The lease expires in 2014 with an option to renew and provides for payments of approximately $92,400 annually, with escalation amounts occurring in 2013.

Legal Proceedings

In the ordinary course of our business we have been a party to legal proceedings, such as the previously described pending patent infringement cases with Neste Oil Oyj.

In addition, we are currently subject to two proceedings related to the transactions contemplated by this proxy statement/prospectus. For more information, see the section entitled “Proposal One—The Asset Sale Proposal—Litigation Relating to the Asset Sale” beginning on page 91 of this proxy statement/prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SYNTROLEUM

The use of “we,” “us” or “our” and “the Company” under this caption refers to Syntroleum.

The following Management’s Discussion and Analysis discusses Syntroleum’s ongoing operations as of September 30, 2013 and December 31, 2012, and does not contemplate the asset sale which is the subject of this proxy statement/prospectus. If the asset sale is approved by Syntroleum’s stockholders, under the asset purchase agreement, Syntroleum’s operations will cease and will be assumed by REG.

The following discussion and analysis should be read together with our Consolidated Financial Statements and related notes and other financial information appearing elsewhere in this proxy statement/prospectus. All amounts retroactively reflect a 10-for-1 reverse stock split effected on Syntroleum common stock in April 2013.

Overview

Our focus is the commercialization of our technologies to produce synthetic liquid hydrocarbons. Operations to date have consisted of activities related to the commercialization of our renewable fuels technology and previously consisted of research and development designed to convert carbonaceous material (biomass, coal, natural gas and petroleum coke) into synthetic liquid hydrocarbons including such products as diesel, jet fuel, kerosene, naphtha, and propane.

Operating Revenues

Our revenues were primarily generated from the sale or transfer of our technologies, engineering technical services from third parties, and from Dynamic Fuels and royalties from Dynamic Fuels plant production. In the future, we expect to receive revenue from engineering technical services, royalties and other income from our investment in Dynamic Fuels, sales and licensing of our technologies and product sales or royalties for the use of our technologies in facilities in which we own an equity interest.

We record revenue related to royalty fees based on the production of the applicable facility. Income and Loss from our investment in Dynamic Fuels is recorded below operating income, as “Equity in Earnings (Loss) of Dynamic Fuels, LLC”. The income or loss is based on our proportionate equity ownership of the Geismar Facility.

Our future operating revenues and investments in projects will depend on the successful commercial operation of the Geismar Facility. We expect our results of operations and cash flows to be affected by changing crude oil, natural gas, oils, fats, fuel and specialty product prices and trends in environmental regulations.

Operating Expenses

Our operating expenses historically have consisted primarily of engineering (including third party engineering) and general and administrative expenses, which include costs associated with general corporate overhead, compensation expense, legal and accounting expenses and expenses associated with other related administrative functions. Our current workforce consists of engineers and general and administrative employees.

We have also recognized depreciation and amortization expense related to office and computer equipment, leasehold improvements and patents.

We have incurred costs related specifically to the development and design of the Bio-Synfining® and Syntroleum® processes. These costs, which relate primarily to engineers and outside contract services for initial engineering, design, and development, are included in engineering costs in our consolidated statements of operations.

As of December 20, 2013, we have invested $46,950,000 of cash into Dynamic Fuels for our portion of capital expenditures, engineering design, construction and start-up of the plant. In addition, we have made working capital loans of $11,401,187 to Dynamic Fuels primarily related to the cost of feedstocks and operating expenses. The investments and working capital loans are recorded net of our share of Dynamic Fuels’ losses on our Consolidated Balance Sheets, under “Investment in and loans to Dynamic Fuels, LLC”.

Commercial and Licensee Projects

Formation & Capitalization of Dynamic Fuels

On June 22, 2007, we entered into definitive agreements with Tyson to form Dynamic Fuels, to construct and operate facilities in the United States using our Bio-Synfining® technology. Dynamic Fuels is organized and operated pursuant to the provisions of its Limited Liability Company Agreement between the Company and Tyson (the “LLC Agreement”).

The LLC Agreement provides for management and control of Dynamic Fuels to be exercised jointly by representatives of the Company and Tyson equally with no LLC member exercising control. This entity is accounted for under the equity method and is not required to be consolidated in our financial statements; however, our share of the Dynamic Fuels net income or loss is reflected in the Consolidated Statements of Operations. Dynamic Fuels has a different fiscal year than us. The Dynamic Fuels fiscal year ends on September 30 and we report our share of Dynamic Fuels results of operations on a three month lag basis. Our carrying value in Dynamic Fuels is reflected in “Investment in and Loans to Dynamic Fuels LLC” in our Consolidated Balance Sheets. As of December 31, 2012, Syntroleum’s total estimate of maximum exposure to loss as a result of its relationships with this entity was approximately $38,659,000, which represents our equity investment in and loans to this entity, net of recognized losses and other equity accounting adjustments, in the amount of $38,407,000 and accounts receivable from this entity in the amount of $252,000.

Dynamic Fuels was initially capitalized on July 13, 2007 with $4.25 million in capital contributions from Tyson and $4.25 million in capital contributions from us. Syntroleum contributed an additional $39.25 million and Tyson contributed an additional $41.25 million in cash capital contributions by December 31, 2012. Each member made $14.0 million in working capital loans to the entity by December 31, 2012.

During the nine months ended September 30, 2013, each partner made additional equity contributions of $3,450,000 resulting in total cash and non-cash equity contributions by Syntroleum of $53,560,000 and $56,741,000 by Tyson. Also during the nine-month period, each partner made additional working capital loans of $6,235,000. Between September 30, 2013 and December 31, 2013, Syntroleum made additional working capital loans to Dynamic Fuels in the aggregate amount of $1.3 million, and Syntroleum will likely be required to fund future working capital of Dynamic Fuels. In conjunction with specific provisions of the retroactive reinstatement of the tax credits, each partner will receive $9,700,000 of their total portion of the 2012 tax credits as a refund directly from the IRS. The refunds were recorded by Dynamic Fuels as repayment of working capital loans. Each partner has remaining outstanding working capital loans to Dynamic Fuels of $10,551,000. The remaining loans are non-interest bearing and do not have a stated term but will be repaid to each partner upon Dynamic Fuels generating sufficient operating cash flow.

On October 21, 2008, Dynamic Fuels issued tax exempt bonds through the Louisiana Public Facilities Authority in the amount of $100 million at an initial interest rate of 1.3% to fund construction of the Geismar Facility. The bonds required a letter of credit in the amount of $100 million as collateral for Dynamic Fuels’ obligations thereunder. Tyson agreed to provide credit support for the entire $100 million bond issue, for which we issued Tyson warrants to purchase 800,000 shares of our common stock for $0.10 per share. Tyson exercised the warrants in 2009. The interest rate for the bonds is a daily floating interest rate and may change significantly from this amount. In the fourth quarter of 2008, Dynamic Fuels entered into an interest rate swap which had the effect of locking in the interest rate at 2.19% for a period of 5 years with declining swap coverage. This debt funding is in addition to the equity contributions provided by each member.

Operation of Dynamic Fuels

Dynamic Fuels began commercial operations in November of 2010. The fuel produced by Dynamic Fuels generates 1.7 RINs per gallon. Our fuel can be sold with the RIN premium included in our price of fuel. The Geismar Facility sold 66.8 million gallons of renewable products such as diesel, naphtha, and LPG from December 2010 to December 2012. Nameplate capacity for the Geismar Facility is 75.0 million gallons per year.

The Geismar Facility has experienced mechanical issues, hydrogen supply disruptions and feedstock impurities all of which have contributed to plant down time and higher than expected operational costs. Upgrades to the feedstock pre-treatment area were completed during 2012. The quality of the feedstock has not impacted the quality of the finished product which has in all cases met or exceeded ASTM standards.

The Geismar Facility was placed in stand-by mode after completion of a maintenance turnaround in December, 2012, primarily because of economic conditions. Although economic conditions have improved in 2013, the plant remains in stand-by mode as the Company and Tyson have not yet agreed upon the conditions necessary for plant start-up.

On February 25, 2013, the Dynamic Fuels management committee approved a resolution to replace the HI catalyst at a total cost of $7.3 million. Installation of the new catalyst was completed by June 28, 2013. While the plant is ready for commercial operation, the Dynamic Fuels management committee has not determined a re-start date.

Renewable Diesel

The renewable diesel produced by Dynamic Fuels is quality tested and meets ASTM D975 standards for diesel. Our jet fuel meets all petroleum based jet fuel specifications for ASTM D7566, commercial jet fuel, as well as HRJ-5, military jet fuel. The production of our fuel was eligible for the $1.00 tax credit per gallon of renewable diesel under the EPAact in 2010 and 2011. The EPAct further designated a $0.50 per gallon alternative fuels mixture credit (AFMC) for the production of qualified alternative fuels, of which Dynamic Fuels’ renewable naphtha qualifies. These tax credits are generated upon mixture with allowed motor vehicle fuels such as petroleum diesel and gasoline. Prior to receiving EPA Part 79 registration on August 16, 2012, Dynamic Fuels’ renewable naphtha was not eligible to generate the $.50 per gallon AFMC. These tax credits are typically renewed at the end of each year in what is known as “tax extenders bills.” These tax credits expired on December 31, 2009 and were not renewed until November 2010, retroactively for 2010 and extended through December 31, 2011. These tax credits again expired unrenewed on December 31, 2011. On January 3, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which reinstated the credits for 2013 and retroactively reinstated the credits for 2012. Dynamic Fuels or its owners will receive a combined total of approximately $23 million for 2012 production from the $1 tax credit and will receive the alternative fuels mixture credit of $0.50 per gallon for a portion of the renewable naphtha also produced during 2012.

In 2011, we received approval for registration of our neat renewable diesel from the EPA. The registration of the neat renewable diesel allows combustion in regular on-road engines up to 100 percent renewable fuel, which means no blending of petroleum based diesel is required. In 2012, Dynamic Fuels entered into strategic marketing alliance, commercial off-take and supply chain management agreements with Mansfield Oil Company (“Mansfield”) to distribute the plants renewable diesel. Mansfield markets and distributes over 2.5 billion gallons of fueling product per year to thousands of commercial customers across all 50 states and Canada.

The table below compares per gallon full value renewable diesel market prices, which is calculated as the sum of ULSD diesel price plus 1.7 times RIN to Gulf Coast Ultra Low Sulphur Diesel market pricing and to Dynamic Fuels realized diesel price per quarter for the calendar year 2012. The Dynamic Fuels plant has not operated during calendar year 2013. Prices do not include transportation cost. Changing prices in crude oil per barrel are also depicted below.

	Quarter Ended 3/31/2012	Quarter Ended 6/30/12	Quarter Ended 9/30/12	Quarter Ended 12/31/12
DF Realized Diesel Price per gallon	$5.50	$4.89	$4.73	$4.16
Full Value Renewable Diesel Market Price per gallon (1)	$5.63	$5.19	$4.87	$3.99
Gulf Coast Ultra Low Sulphur Diesel per gallon	$3.16	$2.94	$3.07	$3.04
WTI Spot Crude per barrel	$102.88	$93.43	$92.18	$87.96

(1)	OPIS Gulf Coast Ultra Low Sulphur Diesel plus mean OPIS RINs times 1.7 per gallon. No transportation cost included.

Note:	Table does not include the $1.00 per gallon tax credit which was retroactively reinstated in January 2013, with will result in approximately $6.7 million of income during 2013.

Intellectual Property

As previously discussed, we are in four suits with Neste Oil, wherein the parties have asserted their respective patents against the other. See the section entitled “Information About Syntroleum – Intellectual Property” beginning on page 123 of this proxy statement/prospectus

Discontinued Operations

In 2007, we determined we had completed the research and development activities necessary to validate our technology and subsequently have focused on commercialization activities. Income from discontinued operations for the nine months ended September 30, 2013 includes $5,798,000 in proceeds from the sale of our nominal two b/d pilot plant in Tulsa, Oklahoma and $603,000 from the previously accrued asset retirement obligations from which Syntroleum was released in connection with the sale. The pilot plant had no carrying value as all costs incurred had been expensed as research and development.

Results of Operations

Nine Months Ended September 30, 2013

	Three Months Ended		Nine Months Ended
Revenues	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	(In Thousands)
Technology	$—	$3,150	$100	$9,450
Technical Services	349	516	1,111	1,470
Technical Services from Dynamic Fuels	24	372	469	4,803
Royalties from Dynamic Fuels Plant Production	—	304	—	679

	$373	$4,342	$1,680	$16,402

Technology Revenue. Technology revenue was $100,000 and $9,450,000 for the nine months ended September 30, 2013 and 2012, respectively. The revenue recognized during 2013 was associated with the nominal two b/d pilot plant which was sold in March. At September 30, 2012, $9 million relates to the recognition of unearned revenue from expired license agreements.

Technical Services Revenue. Revenues from engineering services were $1,111,000 and $1,470,000 for the nine months ended September 30, 2013 and 2012, respectively.

Technical Services Revenue from Dynamic Fuels, LLC. Revenues from engineering services were $469,000 and $4,803,000 for the nine months ended September 30, 2013 and 2012, respectively. Revenue from Dynamic Fuels increased in 2012 due to the recognition of revenue from services billed but previously not recognized.

Royalty Revenue. Under the terms of the master license agreement, royalties from the renewable fuel production at the Geismar Facility are earned at the rate of $0.026 adjusted for inflation per gallon produced and are accrued as earned by Syntroleum. Because the plant was in standby mode during the first nine months of 2013, no royalties were earned during this time.

	Three Months Ended		Nine Months Ended
Operating Costs and Expenses	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	(In Thousands)
Engineering	$601	$710	$1,720	$1,900
Depreciation and amortization	44	42	131	143
Non-cash equity compensation	30	61	443	476
General, administrative and other	2,181	1,492	5,597	3,869

	$2,856	$2,305	$7,891	$6,388

Engineering. Expenses from engineering activities were $1,720,000 for the nine months ended September 30, 2013 compared to $1,900,000 during the same period in 2012.

Non-cash Equity Compensation. Non-cash equity compensation for the nine months ended September 30, 2013 was $443,000 compared to $476,000 for the same period in 2012. This expense primarily relates to restricted stock units granted for annual independent director fees.

General, Administrative and Other. General and administrative expenses for the nine months ended September 30, 2013 were $5,594,000 compared to $3,869,000 during the same period in 2012. The overhead activities associated with the company remain relatively the same for 2013 compared to 2012 and the increase primarily relates to higher legal fees.

Gain (Loss) from Dynamic Investment. Our equity in the earnings of Dynamic Fuels for its nine months ended June 30, 2013 increased compared to the same period last year due to the retroactive reinstatement of the tax credits for 2012, partially offset by operating losses. Loss from our investment in Dynamic Fuels was $3,252,000 for the quarter ended June 30, 2013, compared to a loss of $2,752,000 for the same period in 2012. Our $1,957,000 equity in earnings in Dynamic Fuels’ operations for their nine months ended June 30, 2013 consisted of revenues of $46,839,000, operating expenditures of $41,909,000 and other expenses of $1,296,000. This compares to a loss of $5,737,000 for the same period in 2012 consisting of revenues of $124,318,000, operating expenditures of $130,599,000 and other expenses of $1,570,000.

Twelve Months Ended December 31, 2012

Revenues	2012	2011	2010
	(in thousands)
Technology	$9,600	$600	$3,600
Technical Services	1,909	1,719	2,805
Technical Services from Dynamic Fuels	5,228	974	2,005
Royalties from Dynamic Fuels Plant Production	789	921	—
Other	—	—	—

Total Revenues	$17,526	$4,214	$8,410

Technology Revenue. Technology revenue was $9,600,000, $600,000 and $3,600,000 for the years ended December 31, 2012, 2011 and 2010, respectively. During 2012, $9 million was recognized from earned deferred licensee income and in 2010 $3 million was recognized due to the sale and delivery of technology and equipment. Revenue recognition will be determined on an individual contract basis which typically spans current year timing.

Technical Services Revenue. Revenues from engineering services continued work on the engineering design and project management of Dynamic Fuels were $7,137,000, $2,693,000 and $4,810,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Technical Services Revenue from Dynamic Fuels, LLC. During 2012, $3.7 million in technical service revenue from Dynamic Fuels was recognized that had been previously unrecognized.

Royalty Revenue. Under the terms of the master license agreement royalties from the renewable fuel production at the Geismar Facility are earned at the rate of $0.025 per gallon produced adjusted for inflation and are accrued as earned by Syntroleum.

Operating Costs and Expenses	2012	2011	2010
	(in thousands)
Engineering	$2,571	$2,236	$2,871
Depreciation and amortization	186	200	217
Non-cash equity compensation	508	562	1,719
General and administrative and other	5,044	4,265	5,855

Total Operating Costs and Expenses	$8,309	$7,263	$10,662

Engineering Expense. The decrease in engineering expenditures in 2011 compared to 2012 and 2010 primarily results from higher third party analytical lab costs related to client projects in 2012 and 2010.

Non-Cash Equity Compensation. Equity compensation expense for the vesting of stock compensation awards to employees decreased in 2012 and 2011 compared to 2010. These changes in expense primarily relate to the vesting schedule of performance based awards granted to all employees in 2008. The vesting of these awards is based on achieving certain milestones associated with the Bio-Synfining® technology project. A majority of the expense associated with these awards was recognized in 2010 and years previous to that. We recognized the remaining amount of equity compensation for the milestone based awards in 2012.

General and Administrative and Other. General and administrative expenses were higher in 2012 and 2010 when compared to 2011 primarily related to higher legal fees due to litigation.

Other Income and Expenses	2012	2011	2010
	(in thousands)
Interest Income	$22	$16	$31
Other Income	6	8	64
Equity in Loss of Dynamic Fuels, LLC	(10,012)	(13,880)	(5,628)
Foreign Currency Exchange	(296)	(17)	(1,848)
Income Taxes	—	—	—
Income (Loss) From Discontinued Operations	(38)	(27)	97

Interest Income. The majority of interest income is generated from investment of our current cash balances in money market accounts at the current market rates.

Loss from Dynamic Investment. Our 50% share of Dynamic Fuels’ loss for its year ended September 30, 2012 relates to plant operations with limited production, approximately 49% of plant design, and additional expenses for materials and labor to address feedstock pre-treatment issues and improve mechanical reliability.

Loss from our investment in Dynamic Fuels was $4,275,000 and $10,012,000 for the quarter and twelve months ended September 30, 2012, respectively. This compares to a loss of $1,594,000 and $13,880,000 for the same periods in 2011 and a loss of $2,783,000 and $5,628,000 for the same periods in 2010. The plant was under construction most of 2010. Dynamic Fuels’ revenues were approximately $167,000,000 with operating expenditures of approximately $181,000,000 and other expense of $2,100,000 for the twelve months ended September 30, 2012. We report our 50% share of Dynamic Fuels results of operations on a three month lag basis. The retroactive reinstatement of tax credits for 2012 production resulted in a net payment to Dynamic Fuels of approximately $6.7 million. We recognized our share of the tax credit in the first quarter of 2013.

Foreign Currency Exchange. Changes in the foreign currency exchange are due to fluctuation in the value of the Australian dollar compared to the U.S. Dollar. The foreign currency changes result from translation adjustments from our license with the Commonwealth of Australia which is denominated in Australian dollars. These changes have no cash impact.

Income (Loss) from Discontinued Operations. Changes in income from discontinued operations primarily resulted from lower than expected dismantlement costs in 2010 resulting in a gain from reducing our asset retirement liability associated with the Catoosa Demonstration Facility to zero.

Liquidity and Capital Resources

Nine Months Ended September 30, 2013

As of September 30, 2013, we had $16,544,000 in cash and cash equivalents and current liabilities of $1,296,000.

Dynamic Fuels has received $3,600,000 of the approximate total of $7,200,000 for the 2012 reinstatement of the tax credits. We have and expect that we will continue to fund additional short-term working capital needs of Dynamic Fuels through working capital loans. We have contributed cash in the amount of $46,950,000 to the capital of Dynamic Fuels since inception and have remaining working capital loans to Dynamic Fuels of $10,551,000. Although management remains positive about the future of Dynamic Fuels, our entire investment could be subject to loss.

If we are unable to generate funds from operations, our need to obtain funds through financing activities will be increased.

Cash Flows

Cash flows used in operations during the nine months ended September 30, 2013 was $4,415,000 compared to $1,875,000 during the nine months ended September 30, 2012. The increase between years primarily relates to higher legal fees.

Cash flows provided by investing activities during the nine months ended September 30, 2013 was $5.0 million compared to cash used in investing activities of $3.0 million during the nine months ended September 30, 2012. We funded small purchases of capital office equipment and working capital loans to Dynamic Fuels during the first nine months of 2013 of $6.2 million. This was offset by receipt of the tax credits from the IRS of $8.9 million which reduced the outstanding working capital loans and from the sale of the Company’s nominal two b/d pilot plant in Tulsa, Oklahoma for $5,798,000 which is reflected in discontinued operations. $3.0 million in working capital loans were made to Dynamic Fuels during the nine months ended September 30, 2012.

Cash flows provided by financing activities of $63,000 related to the exercise of stock options for the nine months ended September 30, 2012. Cash flows used in financing activities of $199,000 related to the purchase and retirement of restricted stock for the nine months ended September 30, 2012. There were no cash flows from financing activities for the nine months ended September 30, 2013.

Contractual Obligations

Our operating leases include leases for corporate headquarters, copiers and software.

We have entered into employment agreements, which provide severance cash benefits to several key employees. Commitments under these agreements totaled approximately $2,088,000 at September 30, 2013. Expense is not recognized until an employee is severed.

Twelve Months Ended December 31, 2012

As of December 31, 2012, we had $15,909,000 in cash and cash equivalents. Our current liabilities totaled $1,108,000 as of December 31, 2012.

Our business plan over the next several years includes potential investments in additional plants and we will need to raise capital to accomplish this plan if we remain an independent company. We expect to obtain funding through debt or equity financing, joint ventures, license agreements and other strategic alliances. If we obtain additional funds by issuing equity, dilution to stockholders may occur. In addition, preferred stock could be issued without stockholder approval, and the terms of our preferred stock could include dividend, liquidation, conversion, voting and other rights that are more favorable than the rights of the holders of our common stock. There can be no assurance as to the availability or terms upon which such financing might be available.

We have and will continue to fund additional short-term working capital needs of Dynamic Fuels through working capital loans. As stated previously, we have contributed cash in the amount of $43.5 million to the capital of Dynamic Fuels since inception, have loaned Dynamic Fuels $14.0 million and have receivables due from Dynamic Fuels of $252,000. Although management remains positive about the future of Dynamic Fuels, if Dynamic Fuels fails to achieve profitability, this entire investment could be subject to loss.

On February 15, 2013, Syntroleum made an additional $2.3 million working capital loan to Dynamic Fuels. Tyson made an additional $2.3 million working capital loan (for a total of $4.6 million) on February 19, 2013.

As of the date of this proxy statement/prospectus, the Geismar Facility is in stand-by mode pending agreement by Tyson and the Company on the conditions necessary for start-up. Start-up costs may require each of us to make additional loans to Dynamic Fuels.

On March 1, 2013, Syntroleum received $5,798,000 from sales proceeds of its nominal two b/d pilot plant located in Tulsa, Oklahoma.

If we are unable to generate funds from operations, our need to obtain funds through financing activities will be increased. The decline in our stock price and related market capitalization has limited, however, our ability to raise capital through the sale of shares of common stock from our shelf registration statement.

Cash Flows

2012 vs. 2011

Cash flows used in operations was $3,539,000 during the year ended December 31, 2012 compared to cash flows used in operations of $4,433,000 during the year ended December 31, 2011. The decrease in cash flows used in operations in 2012 primarily results from the collection of Dynamic Fuels receivables in 2012.

Cash flows used in investing activities were $3,017,000 during the year ended December 31, 2012 compared to $9,051,000 during the year ended December 31, 2011. We made an equity contribution of $3,000,000 to Dynamic Fuels in 2012 compared to investment in and loans of $9,000,000 in 2011.

Cash flows used in financing activities during the year ended December 31, 2012 was $136,000 compared to cash flows provided by financing activities of $23,572,000 in 2011. The cash flows provided by financing activities in 2011 primarily relates to the public offering in July of that year of 1,590,000 shares of our common stock and accompanying warrants resulting in net proceeds of $23,538,000.

2011 vs. 2010

Cash flows used in operations was $4,433,000 during the year ended December 31, 2011 compared to cash flows used in operations of $1,112,000 during the year ended December 31, 2010. The increase in cash flows used in operations in 2011 primarily results from the collection of $3,000,000 in revenues from technology transfer agreements in 2010 and not collecting Dynamic Fuels receivables in 2011.

Cash flows used in investing activities were $9,051,000 during the year ended December 31, 2011 compared to $21,264,000 during the year ended December 31, 2010. We extended a working capital loan of $9,000,000 to Dynamic Fuels in 2011 compared to our 2010 equity investment of $16,250,000 and working capital loan of $5,000,000.

Cash flows provided by financing activities during the year ended December 31, 2011 was $23,572,000 compared to $9,877,000 in 2010. The cash flows provided by financing activities in 2011 primarily relates to the public offering in July of that year of 1,590,000 shares of our common stock and accompanying warrants resulting in net proceeds of $23,538,000. The cash provided by financing activities in 2010 is primarily due to net proceeds received from sales of 113,537 shares of our common stock to Fletcher International Ltd at a price of $26.40 per share and sales of 394,837 shares of our common stock to Energy Opportunity Ltd at a stock price of approximately $17.70.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

Contractual Obligations	Payments Due by Period (In thousands)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Lease Obligations	$199	$101	$50	$18	$30
Asset Retirement Obligations	603	—	603	—	—

Total	$802	$101	$653	$18	$30

Our operating leases include leases for corporate headquarters, demonstration plants and software.

On March 1, 2013 Syntroleum sold its pilot plant for $5,798,000. Syntroleum had no carrying value for the pilot plant since all costs incurred had been expensed as research and development. As such, the total amount of proceeds will be recognized as a gain in the first quarter of 2013. In connection with this sale, the previously recognized asset retirement obligation of $603,000, reported in “Noncurrent Liabilities of Discontinued Operations” in the Consolidated Balance Sheet, was recognized as a gain in the first quarter of 2013. In addition, the associated lease was cancelled.

We have entered into employment agreements, which provide severance cash benefits to several key employees totaling approximately $2,208,000 at December 31, 2012 and approximately $2,088,000 at September 30, 2013. The expense is not recognized until an employee is severed, which is expected to occur if the asset sale is consummated. The total amount due in severance payments upon consummation of the asset sale will be approximately $2,100,000.

We, as licensor, entered into a Bio-Synfining Master License Agreement on June 22, 2007, with Dynamic Fuels. Under this license agreement, at the request of the licensee, we must execute a Site License Agreement in favor of licensee for licensee’s use of our Bio-Synfining® technology. On June 27, 2012, we entered into a Site License Agreement with Dynamic Fuels for the use of our Bio-Synfining® technology at the Geismar Facility and the process guarantee and performance test provisions contained therein were waived and deemed unnecessary by Dynamic Fuels. For purposes of the Warrant Agreement dated June 22, 2007 between Syntroleum and Tyson Foods, Inc., the First Plant Commercial Operation Date as defined in the Warrant Agreement was deemed to be June 27, 2012.

Equity Issuances

Common Stock Offering. On July 6, 2011, the Company closed the issuance and sale of 1,590,000 shares of its common stock and accompanying warrants to purchase a total of 795,000 shares of common stock. A combination of ten shares of common stock and a five year warrant to purchase five shares of common stock was sold in the offering for a combined public offering price of $15.80 per share, less underwriting discounts and commissions payable by the Company. The black-scholes valuation of the warrants granted is $11,614,000. The underwriter, JMP Securities LLC, purchased the common stock and warrants at a discounted price of $14.90 per combination, representing a 5.7% discount to the public offering price. Cash proceeds received by the Company, after the payment of underwriter commission and expenses and offering expenses, were approximately $23,538,000.

Fletcher International Ltd. The Company and Fletcher entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) dated October 14, 2009 whereby Fletcher could purchase up to $12,000,000 of our common stock at a price of approximately $26.423 per share. With each common stock purchase, Fletcher also received a warrant, exercisable for a period of six years, to purchase the number of shares of our common stock equal to the product of 1.25 times the number of shares of our common stock purchased, with an exercise price of $33.00. On October 14, 2009, December 30, 2009 and April 20, 2010 Fletcher purchased a total of 454,150 shares of our common stock. Warrants were issued with each stock purchase to purchase a total of 567,687 shares of our common stock at an exercise price of $33.029 per share. The warrants expire between October 14, 2015 and April 20, 2016. The warrants were deemed to have a fair value of approximately $10.2 million at the date of issuance and were recorded as additional paid-in capital. The Company received net proceeds of approximately $11.6 million, after deducting fees and expenses of the offering payable by us.

Fletcher is subject to an ownership limitation of 4.95% of the outstanding shares of common stock (“Ownership Limitation”), pursuant to which Fletcher is prohibited from consummating any subsequent closing or exercising any warrant where such closing or exercise would cause Fletcher to exceed the Ownership Limitation, or from otherwise exceeding the Ownership Limitation through other avenues, including the purchase of shares in the public market.

Tyson. As an incentive to Tyson for entering into the Dynamic Fuels joint venture, Tyson received warrants to buy the Company’s common stock. The warrants are allocated in three tranches. The first tranche of 425,000 shares was awarded upon signing of the LLC Agreement, Feedstock and Master License Agreements in June 2007. The applicable warrant agreement provides that the second tranche of 250,000 shares will be issued upon sanctioning of the second plant and the third tranche of 150,000 shares will be issued upon sanctioning of the third plant, provided that Tyson has at least a 10% interest in Dynamic Fuels. The exercise price of the first tranche of warrants is $28.70 per share, which was the ten-day average closing price prior to the signing of the above referenced agreements on June 22, 2007. The exercise price of the second and third tranches of warrants will be the ten-day average closing price prior to the sanctioning of plants 2 or 3. Vesting requires that if on the anniversary of the first plant commercial operations date, Tyson remains at least a 10% equity owner in Dynamic Fuels (in the case of the first tranche) and in the applicable plant (in the case of the second and third tranches), and that each plant has commenced commercial operation. Commercial operation is defined as the date on which the applicable plant achieves operations for commercial purposes after the completion of commissioning and satisfaction of performance tests. The first plant commercial operation date was deemed to be June 27, 2012. Warrants will expire on June 27, 2014. If 25% or more of the project cost for the third plant is debt financed, then the third warrant tranche will not vest. In the event that Tyson owns a 90% or greater interest in Dynamic Fuels, the number of shares subject to the second and third warrant tranche doubles subject to a limitation that Tyson will not receive pursuant to all tranches warrants for stock equal to or more than 20% of the outstanding shares of Syntroleum common stock. In the event Tyson defaults by not paying its capital contributions to a plant, Tyson loses the warrants for such plant. These warrants are accounted for in accordance with FASB ASC Topic 505 Equity-Based Payments to Non-Employees. Warrants granted to non-employees that are tied to performance criteria are expensed at the time the performance goals are met.

On June 30, 2008, the Company and Tyson entered into a warrant agreement providing for the issuance of warrants to Tyson to purchase shares of the Company’s common stock in exchange for credit support relating to the obligations of Dynamic Fuels. Dynamic Fuels received approval from the Louisiana State Bond Commission to issue up to $100 million of certain Gulf Opportunity Tax Exempt Bonds originated by the Louisiana Public Facilities Authority (the “Bonds”). On October 21, 2008, the issuance of the Bonds occurred and required a letter of credit in the amount of $100 million as collateral for Dynamic Fuels’ obligations under the Bonds. Tyson agreed under the terms of the warrant agreement to provide credit support for the entire $100 million Bond issue, for which we issued Tyson warrants to purchase 800,000 shares of our common stock for $0.10 per share. The warrants were exercised on April 16, 2009. These warrants are accounted for in accordance with FASB ASC Topic 505 Equity-Based Payments to Non-Employees. The measurement date is the date of issuance, October 21, 2008. We valued the warrants at $8.6 million and have recorded them as an additional cost of our Investment in and Loans to Dynamic Fuels on our Consolidated Balance Sheets. This additional cost in our investment results in a difference between our cost and our share of the underlying equity of Dynamic Fuels. We amortize the basis difference to Earnings or Loss from Dynamic Investment in our Consolidated Statement of Operations over the life of the Bonds, 25 years.

Pursuant to two registration rights agreements, we have granted Tyson demand and piggyback registration rights with respect to the shares of common stock issuable pursuant to the warrants.

New Accounting Pronouncements

See “Note 1 Summary of Significant Accounting Policies” of the notes to the Consolidated Financial Statements included in this proxy statement/prospectus.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and use assumptions that affect reported amounts. We believe that the following items represent our critical accounting policies and estimates:

Revenue Recognition. We recognize revenues from technical services provided as such services are rendered. We recognize revenue for royalty fees upon production of finished product by the licensee. We recognized revenues from the transfer of technology documentation to customers or through licensing structures. Any deposits or advance payments for the technology documentation is recorded as deferred revenue in the consolidated balance sheets until recognized as revenue in the consolidated statement of operations. The Company recognizes revenue on the transfer of technology documentation upon the physical transfer of the technology documentation by the Company to the customer pursuant to the terms of the specific agreement.

Stock-Based Compensation. We account for employee stock-based compensation in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally three years) using the straight line method.

Non-Employee Stock-Based Compensation. We also grant stock-based incentives to certain non-employees. These stock based incentives are accounted for in accordance with FASB ASC Topic 505 Equity-Based Payments to Non-Employees. Stock awards that are tied to performance criteria are expensed at the time the performance goals are met.

Asset Retirement Obligations. We follow FASB ASC Topic 410, Asset Retirement and Environmental Obligations, which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The standard requires that we record the discounted fair value of the retirement obligation as a liability at the time the plants are constructed. The asset retirement obligations consist primarily of costs associated with the future plant dismantlement of our pilot plant. As the pilot plant is directly related to research and development activities and has been expensed accordingly, no corresponding amount is capitalized as part of the related property’s carrying amount. The liability accretes over time with a charge to accretion expense.

On March 1, 2013 Syntroleum sold its pilot plant for $5,798,000. Syntroleum had no carrying value for the pilot plant since all costs incurred had been expensed as research and development. As such, the total amount of proceeds were recognized as a gain in the first quarter of 2013. In connection with this sale, the previously recognized asset retirement obligation of $603,000, reported in “Noncurrent Liabilities of Discontinued Operations” in the Consolidated Balance Sheet, were recognized as a gain in the first quarter of 2013.

Critical Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates made by management include, but are not limited to, the valuation of stock-based compensation, estimates for accrued liabilities and estimates for asset retirement obligations. Actual results could differ from these estimates.

Quantitative and Qualitative Disclosures about Market Risk

Prices for crude oil, natural gas, coal, vegetable oils and fats, RINs and other commodities create a market risk for margin economics associated with our technologies because the feedstocks we use and the products we produce competed in the petroleum markets. Higher than anticipated operating expense, downtime or both could also adversely affect operating results. Prices for oil, natural gas, coal, biomass, fats, greases, vegetable oils, RINs and refined products are subject to wide fluctuation in response to relatively minor changes in the supply and demand, market uncertainty, mandate levels and a variety of additional factors beyond our control.

We expect that we will need to raise substantial additional capital to accomplish our business plan over the next several years if we remain an independent company. In such an event, we expect to obtain additional funding through debt or equity financing in the capital markets, joint ventures, license agreements and other strategic alliances, as well as various other financing arrangements. If we obtain additional funds by issuing equity securities, dilution to stockholders may occur. In addition, preferred stock could be issued in the future without stockholder approval, and the terms of our preferred stock could include dividend, liquidation, conversion, voting and other rights that are more favorable than the rights of the holders of our common stock. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

Foreign exchange risk currently relates to non-cash deferred revenue, a portion of which is denominated in Australian dollars. Financial statement assets and liabilities may be translated at prevailing exchange rate and may result in gains or losses in current income. Monetary assets and liabilities are translated into United States dollars at the rate of exchange in effect at the balance sheet date. Transaction gains and losses that arise from exchange rate fluctuations applicable to transactions denominated in a currency other than the United States dollar are included in the results of operations as incurred. The portion of deferred revenue denominated in Australian currency was U.S. $15,556,500 at December 31, 2012. The deferred revenue is converted to U.S. dollars for financial reporting purposes at the end of every reporting period. To the extent that conversion results in gains or losses, such gains or losses will be reflected in our statements of operations. The exchange rate of the Australian dollar to the United States dollar was $1.04 and $1.02 at December 31, 2012 and December 31, 2011, respectively.

We do not have any purchased futures contracts or any derivative financial instruments, other than warrants issued to purchase common stock at a fixed price in connection with private placements and other equity offerings.

SYNTROLEUM SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of January 8, 2014, information regarding beneficial ownership of Syntroleum common stock by:

•	each person, or group of affiliated persons, known by Syntroleum to beneficially own more than 5% of its common stock;

•	each of Syntroleum’s named executive officers;

•	each of Syntroleum’s directors; and

•	all of Syntroleum’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, Syntroleum believes, based on the information furnished to it and SEC filings, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Syntroleum common stock subject to stock options or warrants currently exercisable or exercisable within 60 days of January 8, 2014, are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

Syntroleum has based its calculation of the percentage of beneficial ownership on 9,953,530 shares of Syntroleum common stock outstanding on January 8, 2014. Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Syntroleum Corporation, 5416 South Yale Avenue, Suite 400, Tulsa, Oklahoma, 74135.

Name of Beneficial Owner	Shares(1)	Percentage of Class
5% Stockholders:
Tyson Foods, Inc. 2200 Don Tyson Parkway Springdale, Arkansas 72762-6999	800,000	8.0%
Named Executive Officers and Directors:
Edward G. Roth	155,460	1.6%
Karen L. Power	57,695	*
Alvin R. Albe, Jr.	65,147	*
Frank M. Bumstead(2)	69,192	*
P. Anthony Jacobs(3)	98,739	1.0%
Robert B. Rosene, Jr.(4)	112,176	1.1%
James R. Seward	70,884	*
Executive Officers and Directors as a Group (7 persons)(2)(3)(4)	629,293	6.3%

*	Represents ownership of less than 1%.
(1)	Includes shares of Syntroleum common stock subject to options or warrants as follows: Edward G. Roth –15,000 shares; Karen L. Power – 36,500 shares; Alvin R. Albe, Jr. – 641 shares; Frank M. Bumstead – 641 shares; P. Anthony Jacobs – 641 shares; Robert B. Rosene, Jr. – 641 shares; and James R. Seward – 224 shares. Also includes shares of Common Stock held in 401(k) plan accounts as follows: Edward G. Roth – 8,536 shares and Karen L. Power – 5,205 shares.
(2)	Includes 1,385 shares of Syntroleum common stock held by Mr. Bumstead’s spouse.
(3)	Includes 14,000 shares of Syntroleum common stock held by Mr. Jacobs’ spouse and 75,819 shares of Syntroleum common stock held by the P. Anthony Jacobs Trust.
(4)	Includes 680 shares of Syntroleum common stock held by trusts the beneficiaries of which are Mr. Rosene’s children.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Syntroleum stockholders under the Delaware General Corporation Law, Syntroleum’s certificate of incorporation and Syntroleum’s bylaws prior to the completion of the asset sale and liquidation and dissolution of Syntroleum are generally similar to the rights that Syntroleum stockholders will have as REG stockholders in the event that shares of REG common stock are distributed to Syntroleum stockholders in connection with the liquidation and dissolution of Syntroleum. Below is a summary of the material differences between the current rights of Syntroleum stockholders and the rights those stockholders would have as REG stockholders. After completion of the asset sale but prior to the distribution of REG common stock to Syntroleum stockholders as a part of the liquidation and dissolution of Syntroleum, if any, Syntroleum stockholders’ rights will be unchanged.

Copies of Syntroleum’s certificate of incorporation, Syntroleum’s bylaws, REG’s certificate of incorporation and REG’s bylaws are publicly available and will be sent to holders of shares of Syntroleum common stock upon request. See “Where You Can Find More Information.” The summary in the following chart is not complete and it does not identify all differences that may, under given situations, be material to stockholders of Syntroleum and is subject in all respects, and is qualified by reference to the Delaware General Corporation Law, Syntroleum’s certificate of incorporation, Syntroleum’s bylaws, REG’s certificate of incorporation and REG’s bylaws.

SUMMARY OF MATERIAL DIFFERENCES BETWEEN CURRENT RIGHTS OF SYNTROLEUM STOCKHOLDERS AND RIGHTS THOSE STOCKHOLDERS MAY HAVE AS REG STOCKHOLDERS FOLLOWING THE ASSET SALE AND THE LIQUIDATION AND DISSOLUTION OF SYNTROLEUM

	REG Stockholder Rights	Syntroleum Stockholder Rights
Corporate Governance:	Upon completion of the asset sale and liquidation and dissolution of Syntroleum, the rights of REG and former Syntroleum stockholders will be governed by the DGCL, REG’s third amended and restated certificate of incorporation and REG’s amended and restated bylaws. REG’s third amended certificate of incorporation and REG’s amended and restated bylaws after the asset sale will be identical in all respects to those of REG prior to the asset sale.	The rights of Syntroleum stockholders are currently governed by the DGCL, Syntroleum’s certificate of incorporation and Syntroleum’s bylaws.

Authorized Capital Stock:

The authorized capital stock of REG consists of:

•    300 million shares of common stock, par value $0.0001 per share, 36,517,527 of which are issued and outstanding as of January 8, 2014; and

•    10 million shares of preferred stock, par value $0.0001 per share, of which 3 million shares have been designated Series B Preferred Stock, of which 143,128 are issued and outstanding as of January 8, 2014.

The authorized capital stock of Syntroleum consists of:

•    150 million shares of common stock, par value $0.01 per share, 9,953,530 of which are issued and outstanding as of January 8, 2014; and

•    5 million shares of preferred stock, par value $0.01 per share, none of which are issued and outstanding as of January 8, 2014, but 250,000 of which have been designated Series A Junior Participating Preferred Stock.

	REG Stockholder Rights	Syntroleum Stockholder Rights
Number of Directors:

The REG certificate of incorporation provides that board of directors shall consist of not less than five or more than 15 persons. The directors are divided into three classes, with each class as nearly equal in number as possible. Directors are elected for three year terms, with one class of directors up for election each year.

Under REG’s certificate of incorporation, the number of directors is to be determined by resolution of the board of directors and is currently fixed at seven members.

The Syntroleum board of directors consists of not less than three nor more than eleven persons. The directors are divided into three classes, with each class as nearly equal in number as possible. Directors are elected for three year terms, with one class of directors up for election each year.

Under Syntroleum’s bylaws, the exact number of directors is to be determined by resolution of the board of directors and is currently fixed at six members.

Rights of Preferred Stockholders:	REG has designated 3 million shares of preferred stock as Series B Preferred Stock, of which 143,128 shares are outstanding as of January 8, 2014. A description of the rights preferences and privileges of the Series B Preferred Stock is incorporated by reference into this proxy statement/prospectus.	Syntroleum has not issued any of its authorized preferred stock; however it has designated 250,000 shares as Series A Junior Participating Preferred Stock.

Nomination of Directors for Election:

REG’s bylaws provide that nominations for directors may be made by the board of directors or by a stockholder who complies with the notice procedures in REG’s bylaws. A stockholder who nominates a director must be entitled to vote at the annual meeting and must be a stockholder of record on the date that he or she gives the nomination notice to REG and at the time of the meeting at which the director will be voted on.

The notice procedure in REG’s bylaws requires that a stockholder’s notice must be given timely and in proper written form to REG’s Secretary.

In order to be timely, the notice must be received at REG’s principal executive offices:

•    not more than 120 days nor less than 90 days prior to the first anniversary date of the preceding year’s annual meeting of stockholders; or

•    if the annual meeting is called for a date that is more than 30 days before or more than 60 days after the first anniversary date, then notice must be

Syntroleum’s bylaws provide that nominations for directors may be made at annual meetings of the stockholders (a) pursuant to notice of such annual meeting in accordance with Syntroleum’s bylaws, (b) by or at the direction of the chairman or the board of directors of Syntroleum, or (c) by any stockholder of Syntroleum who is entitled to vote at such annual meeting. A stockholder who nominates a director must be a stockholder of record on the date that he or she gives the nomination notice to Syntroleum and on the record date for the determination of stockholders entitled to vote at the meeting at which the director will be voted on.

The notice procedure in Syntroleum’s bylaws requires that a stockholder notice must be given timely and in proper written from to Syntroleum’s Secretary.

In order to be timely, the notice must be delivered or mailed and received by Syntroleum:

•    not more than 90 days nor less than 70 days prior to the first anniversary date of the preceding year’s annual meeting of stockholders; or

	REG Stockholder Rights	Syntroleum Stockholder Rights

received not later than the later of the 90th day prior to the annual meeting and the

10th day following the public announcement of the meeting date. To be in proper written form, the notice must include, among other things, information on the nominating stockholder and information regarding the nominee required by the proxy rules of the SEC. The notice also must be accompanied by a written consent of the proposed nominee to serve as a director if elected.

•    if the annual meeting is called for a date that is more than 20 days before or more than 70 days after the first anniversary date, then notice must be delivered not earlier than the 90th day prior to the annual meeting and not later than the later of the 70th day prior to the meeting date or the 10th day following the public announcement of the meeting date. Similar provisions apply to the nomination of directors at a special meeting of stockholders. To be in proper written form, the notice must include, among other things, information on the nominating stockholder and information regarding the nominee required by the proxy rules of the SEC. The notice also must be accompanied by a written consent of the proposed nominee to serve as a director if elected.

Election of Directors:	REG’s bylaws provide for majority voting for election of directors in uncontested elections and election by a plurality of the votes in a contested election.	Syntroleum’s bylaws provide that directors are elected by a plurality of the votes at a meeting of stockholders.

Vacancies on the Board of Directors:	REG’s certificate of incorporation provides that vacancies on the board of directors and newly created directorships resulting from an increase in the authorized number of directors will be filled by the vote of a majority of the directors then in office. If the board of directors fills any vacancy, the new director’s term expires at the next election for the director’s class.	Syntroleum’s certificate of incorporation provides that vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum. If the board of directors fills a vacancy, the director’s term will be for the remainder of the unexpired term of the class to which the directors is elected.

Removal of Directors:	REG’s certificate of incorporation states that a director or the entire board of directors may be removed only for cause.	Syntroleum’s certificate of incorporation states that any director may be removed, but only for cause and only by the affirmative vote of the holders of at least 80% of the then outstanding shares of capital stock entitled to vote generally in the election of directors.

Call of Special Meeting of Directors:	REG’s bylaws allow the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive officer or any two directors to call a special meeting and notice by mail must be given four days in advance and notice by telephone, electronic transmission or in person must be given at least one day in advance.	Syntroleum’s bylaws allow the Chairman of the Board, the President, or a majority of the board of directors to call a special meeting of the board.

	REG Stockholder Rights	Syntroleum Stockholder Rights

Indemnification of Directors:	REG’s certificate of incorporation includes an indemnification provision under which REG is required to indemnify and advance expenses to current and former directors and officers in accordance with REG’s bylaws to the fullest extent permitted under Delaware law. Any repeal or modification of these provisions will not adversely affect any right or protection existing under REG’s certificate of incorporation immediately prior to the repeal or modification. Directors are not personally liable to REG or any stockholder for monetary damages for breach of fiduciary duty unless the director is liable for unlawful payment of dividends or unlawful stock purchase or redemption or unless the director breached his or her duty of loyalty, did not act in good faith, engaged in intentional misconduct or derived an improper personal benefit. Under REG’s bylaws, REG will indemnify each person made a party to or involved in any actual or threatened action, suit or proceeding as a result of being or having been a director or officer of REG, or serving or having served as a director, officer, employee or agent to another entity at REG’s request, for all expenses, liabilities and losses actually and reasonably incurred by the person in connection with such action, suit or proceeding. However, REG will only be required to indemnify any such person seeking indemnification in connection with a proceeding initiated by such person if such proceeding was authorized by the board of directors of REG. The right to indemnification includes the right to advancement of expenses. REG may indemnify and advance expenses to current and former employees and agents of REG to the same extent as directors and officers of REG when and if authorized by the board of directors of REG or a committee of the board.	Syntroleum’s certificate of incorporation includes an indemnification provision under which Syntroleum is required to indemnify current and former directors and officers in accordance with Syntroleum’s bylaws to the fullest extent permitted under Delaware law. Syntroleum may provide such indemnification to other employees and agents of Syntroleum. Any amendment or repeal of these provisions will not adversely affect any right or protection existing under Syntroleum’s certificate of incorporation immediately prior to the amendment or repeal. Syntroleum’s certificate of incorporation provides that directors are not personally liable to Syntroleum or its stockholders for monetary damages for breach of fiduciary duty as a director, except for (a) liability for any breach of such director’s duty of loyalty to Syntroleum or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) unlawful payment of dividends or unlawful stock purchase or redemption, or (d) any transaction from which the director derived an improper personal benefit. Under Syntroleum’s bylaws, Syntroleum will indemnify each person made a party or threatened to be made a party to or involved in any actual or threatened action, suit or proceeding as a result of being or having been a director or officer of Syntroleum, or serving or having served as a director or officer of another entity at Syntroleum’s request, for all expenses, liabilities and losses reasonably incurred by the person in connection with such action, suit or proceeding. However, Syntroleum will only be required to indemnify any such person seeking indemnification in connection with a proceeding initiated by such person if such proceeding was authorized by the board of directors of Syntroleum. The right to indemnification includes the right to advancement of expenses.

	REG Stockholder Rights	Syntroleum Stockholder Rights

Call of Special Meetings of Stockholders:	REG’s certificate of incorporation provides that a special meeting of REG’s stockholders may be called by the Chairman of the Board, the Chief Executive Officer or by majority vote of the board of directors. Stockholders of REG do not have the power to call a special meeting of stockholders.	Syntroleum’s bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board or by resolution approved by a majority of the members of the board of directors.

Stockholders Proposals:

REG’s bylaws provide that in order for a stockholder to bring business before an annual meeting, the stockholder must comply with the notice procedures in REG’s bylaws. A stockholder who nominates a director must be entitled to vote at the annual meeting and must be a stockholder of record on the date that he or she gives the nomination notice to REG and at the time of the meeting at which the director will be voted on.

The notice procedure in REG’s bylaws requires that a stockholder’s notice must be given timely and in proper written form to REG’s Secretary.

In order to be timely, the notice must be received at REG’s principal executive offices:

•    not more than 120 days nor less than 90 days prior to the first anniversary date of the preceding year’s annual meeting of stockholders; or

•    if the annual meeting is called for a date that is more than 30 days before or more than 60 days after the first anniversary date, then notice must be received not later than the later of the 90th day prior to the annual meeting and the 10th day following the public announcement of the meeting date.

To be in proper written form, the notice must include, among other things, a description of the business desired to be brought before the meeting and the reasons for conducting such business, and information about the stockholder proposing the business.

Syntroleum’s bylaws provide that in order for a stockholder to bring business before the annual meeting, the stockholder must give timely notice in proper form to Syntroleum’s Secretary. A stockholder who proposes to bring business before the meeting must be a stockholder of record on the date that he or she gives notice to Syntroleum of the business proposed to be brought before the meeting and on the record date for the determination of stockholders entitled to vote at the meeting where such business will be voted on.

The notice procedure in Syntroleum’s bylaws requires that a stockholder notice must be given timely and in proper written from to Syntroleum’s Secretary.

In order to be timely, the notice must be delivered to the Secretary at the principal executive offices of Syntroleum:

•    not more than 90 days nor less than 70 days prior to the first anniversary date of the preceding year’s annual meeting of stockholders; or

•    if the annual meeting is called for a date that is more than 20 days before or more than 70 days after the first anniversary date, then notice must be delivered not earlier than the 90th day prior to the annual meeting and not later than the later of the 70th day prior to the meeting date or the 10th day following the public announcement of the meeting date.

To be in proper written form, the notice must include, among other things, information about the stockholder proposing to bring the business before the meeting, a description of the business, the reasons for conducting the business and any material interest of the person proposing the business.

	REG Stockholder Rights	Syntroleum Stockholder Rights

Stockholder Action by Written Consent:	REG’s certificate of incorporation prohibits stockholder action by written consent.	Syntroleum’s certificate of incorporation requires action taken by stockholders to be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent.

Anti-Takeover Provisions and Interested Stockholders:

REG has not opted out of the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits, in certain circumstances, a business combination between the corporation and an interested stockholder for a period of three years following the time that the stockholder became an interested stockholder. An interested stockholder is (i) a person who, directly or indirectly, controls 15% or more of the outstanding voting shares or (ii) a person who is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting shares at any time within the prior three-year period, and the affiliates and associates of this person. A business combination includes (i) a merger or consolidation of the corporation with or caused by an interested stockholder, (ii) a sale or other disposition of assets having an aggregate market value equal to 10% or more of (a) the aggregate market value of the consolidated assets of the corporation or (b) the aggregate market value of the outstanding shares of the corporation and (iii) certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

This provision does not apply where: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder acquired his or her 15% interest; (ii) upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting shares of the corporation (excluding shares owned by persons who are directors

Syntroleum has not opted out of the provisions of Section 203 of the Delaware General Corporation Law.

In addition, Syntroleum’s certificate of incorporation contains a business combination provision. Syntroleum’s certificate of incorporation requires, in addition to any affirmative vote required by law, the affirmative vote of at least 66 2/3% of the combined voting power of all shares of Syntroleum entitled to vote generally in the election of directors, voting together as a single class, to approve any business combination involving an interested stockholder. Such affirmative vote will be required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified by law or in any agreement with any national securities exchange or otherwise.

For purposes of Syntroleum’s certificate of incorporation, an interested stockholder is any person who (i) is, along with its affiliates, the beneficial owner of more than 10% of the then outstanding voting shares of Syntroleum, or (ii) is an affiliate of Syntroleum and at any time within the prior two year period was itself, or along with its affiliates, the beneficial owner of 10% or more of the then outstanding voting shares of Syntroleum, or (iii) is an assignee of or has otherwise succeeded to any shares of capital stock of Syntroleum which were at any time within the prior two year period beneficially owned by any interested stockholder. A business combination includes (i) any merger or consolidation of Syntroleum or any subsidiary with or into any interested stockholder or any other corporation which is, or after such merger or consolidation would be, an affiliate of an interested stockholder; or (ii) any sale, exchange, mortgage, lease, transfer or other

	REG Stockholder Rights	Syntroleum Stockholder Rights
and also officers and by certain employee stock plans); (iii) the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting shares which are not owned by the interested stockholder; (iv) the corporation does not have a class of voting shares that is listed on a national securities exchange, authorized for quotation on NASDAQ, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder; (v) the corporation effectively elects not to be governed by this provision; or (vi) in certain other limited circumstances.

disposition to any interested stockholder or any affiliate of an interested stockholder, of any assets of Syntroleum or any subsidiary having a fair market value of $10 million or more; or (iii) the issuance or transfer by Syntroleum of any securities of Syntroleum or any subsidiary to any interested stockholder or any affiliate of an interested stockholder in exchange for cash, securities or other property having a fair market value of $10 million or more; or (iv) the adoption of any plan or proposal for the liquidation or dissolution of Syntroleum proposed by an interested stockholder or any affiliate; or (v) any reclassification of securities or recapitalization of Syntroleum, or any merger or consolidation of Syntroleum with any of its subsidiaries or any other transaction which has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Syntroleum which are directly or indirectly owned by any interested stockholder or any affiliate.

This provision does not apply to any particular business combination, and such business combination will require only such affirmative vote as is required by law, if such business combination (i) has been approved by a majority of the continuing directors, which would not include, among other things, a director affiliated with the interested stockholder or (ii) the business combination meets certain price requirements and certain procedural requirements are also met, including that the consideration to be received per share by Syntroleum stockholders is at least equal to the highest price per share paid by the interested stockholder during the two year period prior to the announcement of the proposed business combination involving the interested stockholder.

Amendment to Certificate of Incorporation and Bylaws:	REG’s certificate of incorporation may generally be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by the affirmative vote of the majority of the outstanding shares. However, an	Syntroleum’s certificate of incorporation may generally be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by the affirmative vote of the majority of the outstanding shares at a special or

	REG Stockholder Rights	Syntroleum Stockholder Rights

affirmative vote of at least 66 2/3% of the voting power of the capital stock of REG entitled to vote in the election of directors is required to amend the provisions relating to: amendment of the by-laws of REG; the structure of the board of directors; stockholder action by written consent or the calling of a special meeting of stockholders; the indemnification of directors and officers; and the limitation on liability of directors.

REG’s bylaws may be amended by the affirmative vote of a majority of the board of directors and at least one director from each class of directors. REG’s bylaws may also be amended by the affirmative vote of at least 66 2/3% of the voting power of the outstanding capital stock entitled to vote in the election of directors or by the holders of a majority of the voting power if the amendment was previously approved by two-thirds of the directors then in office.

annual meeting. However, the affirmative vote of at least 80% of the voting power of Syntroleum then outstanding is required to amend the provisions relating to directors and the affirmative vote of at least 66 2/3% of the voting power of Syntroleum then outstanding and not owned directly or indirectly by any interested stockholder is required to amend the provisions related to business combinations.

Syntroleum’s bylaws may be altered, amended or repealed at any meeting of the board of directors or of the stockholders of Syntroleum; provided, however, that in the case of amendments by stockholders, the affirmative vote of holders of at least 80% of the then outstanding shares of voting stock of Syntroleum entitled to vote generally in the election of directors shall be required for the stockholders to alter, amend or repeat any provision of the bylaws or to adopt additional bylaws.

Stockholder Rights Plan:	None.

Syntroleum adopted a stockholder rights plan by declaring a dividend of one right for each outstanding share of common stock. Each right entitles the registered holder to purchase from Syntroleum a unit consisting of one one-thousandths of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $208.33 per unit, subject to adjustment.

Under the plan, the rights become exercisable upon the earlier of (i) the close of business on the tenth day after the first date of a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding common stock or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding common stock.

If, after the rights become exercisable, (i) Syntroleum is acquired in a merger

	REG Stockholder Rights	Syntroleum Stockholder Rights
or other business combination transaction with an acquiring person, or (ii) 50% or more of its consolidated assets or earning power are sold to an acquiring person, each holder of a right will have the right to receive, upon exercise thereof at the then current exercise price of the rights, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the rights.

Exclusive Forum for Certain Litigation:	REG’s bylaws designate the Delaware Court of Chancery as the sole and exclusive forum (unless REG consents to an alternative forum) for (i) any derivative litigation brought on behalf of REG, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of REG to REG or REG’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine.	None.

FUTURE SYNTROLEUM STOCKHOLDER PROPOSALS

Syntroleum anticipates holding its next annual meeting of stockholders if the asset sale is not completed. If a Syntroleum stockholder is interested in submitting a proposal or information about a proposed director candidate for inclusion in the proxy statement for Syntroleum’s 2014 annual meeting, such stockholder must follow the procedures outlined in Rule 14a-8 of the Exchange Act. To be eligible for inclusion in the proxy statement, Syntroleum must receive the stockholder proposal or information about the proposed director candidate at the address noted below no later than July 9, 2014.

If a Syntroleum stockholder wishes to present a proposal or a proposed director candidate at Syntroleum’s 2014 annual meeting, but does not wish to have the proposal or director candidate considered for inclusion in the proxy statement and proxy card, such stockholder must also give written notice to Syntroleum’s Corporate Secretary at the address noted below. Syntroleum must receive this required notice by October 9, 2014, but no sooner than September 19, 2014. However, if the 2014 annual meeting is held before November 28, 2014 or after February 26, 2015, then Syntroleum must receive the required notice of a proposal or proposed director candidate no earlier than the 90th day prior to the 2014 annual meeting and no later than the close of business on the later of (1) the 70th day prior to the 2014 annual meeting and (2) the 10th day following the date on which public disclosure of the date of the 2014 annual meeting was made. Syntroleum stockholders are also advised to review Syntroleum’s bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Any proposals, notices, or information about proposed director candidates should be sent to Syntroleum’s Corporate Secretary at 5416 South Yale Avenue, Suite 400, Tulsa, Oklahoma 74135.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements, annual reports, and notices of internet availability of proxy materials with respect to two or more stockholders sharing the same address by delivering a single copy of the applicable document(s) addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

Brokers with account holders who are Syntroleum stockholders may be “householding” the proxy statement/prospectus. A single proxy statement/prospectus may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once a stockholder has received notice from its broker that such broker will be “householding” communications, “householding” will continue until such stockholder is notified otherwise or until such stockholder notifies the applicable broker or Syntroleum that it no longer wishes to participate in “householding.”

If, at any time, a stockholder no longer wish to participate in “householding” and would prefer to receive a separate proxy materials such stockholder may (i) notify its broker, (ii) direct its written request to: Syntroleum’s Corporate Secretary at 5416 South Yale Avenue, Suite 400, Tulsa, Oklahoma 74135 or (iii) contact Syntroleum’s Corporate Secretary by telephone at (918) 592-7900. Stockholders who currently receive multiple copies of this proxy statement/prospectus at their address and would like to request “householding” of their communications should contact their broker. In addition, Syntroleum will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the proxy statement/prospectus to a stockholder at a shared address to which a single copy of the document was delivered.

LEGAL MATTERS

The validity of the common stock of REG being offered under this proxy statement/prospectus will be passed upon by Pillsbury Winthrop Shaw Pittman LLP. Foley & Lardner LLP has acted as counsel for Syntroleum and will pass upon certain material United States federal income tax consequences to Syntroleum stockholders as a result of the asset sale and subsequent liquidation and dissolution of Syntroleum.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Syntroleum as of December 31, 2011 and December 31, 2012, and for each of the three years in the period ended December 31, 2012 included in this proxy statement/prospectus have been so included in reliance on the report of HoganTaylor LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

REG and Syntroleum file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either REG or Syntroleum at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of REG and Syntroleum are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

This proxy statement/prospectus incorporates by reference the documents listed below that REG has previously filed with the SEC. They contain important information about REG and its financial condition. The following documents, which were filed by REG with the SEC, are incorporated by reference into this proxy statement/prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

•	Definitive Proxy Statement on Schedule 14A, filed April 4, 2013;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013;

•	Current Reports on Form 8-K filed on January 8, 2013, February 6, 2013, May 22, 2013, September 12, 2013, September 25, 2013, December 10, 2013 and December 18, 2013; and

•	The description of REG’s common stock contained in the prospectus on Form S-1 (Commission File No. 333-175627), initially filed on July 18, 2011.

REG is also incorporating by reference the documents that it files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, other than reports or portions thereof furnished under Item 2.02 or 7.01 on Form 8-K and not specifically incorporated by reference, between the date of this prospectus and the expiration date. Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is incorporated in this prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

REG and Syntroleum also incorporate by reference the asset purchase agreement attached to this proxy statement/prospectus as Annex A, the plan of dissolution attached to this proxy statement/prospectus as Annex B, the certificate of amendment to Syntroleum’s certificate of incorporation attached to this proxy statement/prospectus as Annex C and the opinion of Syntroleum’s financial advisor, Piper Jaffray, attached to this proxy statement/prospectus as Annex D.

REG has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to REG, and Syntroleum has supplied all information contained in this proxy statement/prospectus relating to Syntroleum.

IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL MEETING, REG SHOULD RECEIVE YOUR REQUEST NO LATER THAN [*].

Neither Syntroleum, nor REG has authorized anyone to give any information or make any representation about the asset sale proposal, the plan of dissolution proposal, the name change proposal or REG or Syntroleum that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of REG common stock in the asset sale should create any implication to the contrary.

OTHER MATTERS

Syntroleum’s board of directors knows of no other matters that will be presented for consideration at the special meeting. If any other matters are properly brought before the special meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

SYNTROLEUM CORPORATION

SYNTROLEUM CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	September 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,544	$15,909
Restricted cash	—	725
Accounts receivable	88	134
Taxes receivable	697	—
Accounts receivable from Dynamic Fuels, LLC	6	252
Other current assets	71	237

Total current assets	17,406	17,257
PROPERTY AND EQUIPMENT—at cost, net	84	58
INVESTMENT IN AND LOANS TO DYNAMIC FUELS, LLC	40,365	38,407
OTHER ASSETS, net	1,069	1,023

	$58,924	$56,745

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$703	$312
Accrued employee costs	593	71
Deposits	—	725

Total current liabilities	1,296	1,108
NONCURRENT LIABILITIES OF DISCONTINUED OPERATIONS	—	603
DEFERRED REVENUE	14,023	15,612
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value, 5,000 shares authorized, no shares issued	—	—
Common stock, $0.01 par value, 150,000 shares authorized, 9,936 and 9,829 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	99	98
Additional paid-in capital	400,230	399,788
Accumulated deficit	(356,724)	(360,464)

Total stockholders’ equity	43,605	39,422

	$58,924	$56,745

The accompanying notes are an integral part of these unaudited consolidated statements.

SYNTROLEUM CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2012	2013	2012
REVENUES:
Technology	$—	$3,150	$100	$9,450
Technical services	349	516	1,111	1,470
Technical services from Dynamic Fuels, LLC	24	372	469	4,803
Royalties from Dynamic Fuels, LLC plant production	—	304	—	679

Total revenues	373	4,342	1,680	16,402

COSTS AND EXPENSES:
Engineering	601	710	1,720	1,900
Depreciation and amortization	44	42	131	143
General, administrative and other (including non-cash equity compensation of $30 and $61 for the three months ended September 30, 2013 and 2012, respectively, and $443 and $476 for the nine months ended September 30, 2013 and 2012, respectively.)	2,211	1,553	6,040	4,345

OPERATING INCOME (LOSS)	(2,483)	2,037	(6,211)	10,014
INTEREST INCOME	2	4	7	18
EQUITY IN EARNINGS (LOSS) OF DYNAMIC FUELS, LLC	(3,252)	(2,752)	1,957	(5,737)
OTHER INCOME	1	1	7	5
FOREIGN CURRENCY EXCHANGE	(267)	(327)	1,589	(304)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(5,999)	(1,037)	(2,651)	3,996

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	—	(9)	6,391	(28)

NET INCOME (LOSS)	$(5,999)	$(1,046)	$3,740	$3,968

BASIC NET INCOME (LOSS) PER SHARE:
Net income (loss) from continuing operations	$(0.60)	$(0.11)	$(0.26)	$0.41
Income from discontinued operations	—	—	0.64	—

Net income (loss)	$(0.60)	$(0.11)	$0.38	$0.41

DILUTED NET INCOME PER SHARE:
Net income (loss) from continuing operations	$(0.60)	$(0.11)	$(0.26)	$0.40
Income from discontinued operations	—	—	0.64	—

Net income (loss)	$(0.60)	$(0.11)	$0.38	$0.40

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	9,936	9,825	9,928	9,838

Diluted	9,936	9,825	9,928	9,949

The accompanying notes are an integral part of these unaudited consolidated statements.

SYNTROLEUM CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Amount
Balance, December 31, 2012	9,829	$98	$399,788	$(360,464)	$39,422
Vesting of awards granted	88	1	349	—	350
Match to 401(k) Plan	19	—	93	—	93
Net income	—	—	—	3,740	3,740

Balance, September 30, 2013	9,936	$99	$400,230	$(356,724)	$43,605

The accompanying notes are an integral part of these unaudited consolidated statements.

SYNTROLEUM CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Nine Months Ended September 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,740	$3,968
Income (loss) from discontinued operations	6,391	(28)

Income (loss) from continuing operations	(2,651)	3,996
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	131	143
Foreign currency exchange	(1,589)	304
Non-cash compensation expense	443	476
Non-cash (income) loss in equity method investee	(1,957)	5,737
Non-cash technical services revenue from Dynamic Fuels, LLC	—	(3,714)
Changes in assets and liabilities:
Accounts receivable	46	(86)
Accounts receivable from Dynamic Fuels, LLC	246	(509)
Other assets	13	208
Accounts payable	391	141
Accrued employee costs	522	457
Deferred revenue	—	(9,000)

Net cash used in continuing operations	(4,405)	(1,847)
Net cash used in discontinued operations	(10)	(28)

Net cash used in operating activities	(4,415)	(1,875)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(50)	(11)
Investment in and loans to Dynamic Fuels, LLC, net	(698)	(3,000)

Net cash used in continuing operations	(748)	(3,011)
Net cash provided by discontinued operations	5,798	—

Net cash provided by (used in) investing activities	5,050	(3,011)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from restricted stock exercises	—	63
Purchase and retirement of restricted stock	—	(199)

Net cash used in financing activities	—	(136)

NET CHANGE IN CASH AND CASH EQUIVALENTS:	635	(5,022)
CASH AND CASH EQUIVALENTS, beginning of period	15,909	22,601

CASH AND CASH EQUIVALENTS, end of period	$16,544	$17,579

NON-CASH INVESTING ACTIVITIES:
Common stock warrants	$—	$166

Accounts receivable reduction in Dynamic Fuels LLC working capital loan	$697	$—

Investment in and Loans to Dynamic Fuels, LLC	$—	$2,896

The accompanying notes are an integral part of these unaudited consolidated statements.

SYNTROLEUM CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013

1. Basis of Reporting

Our focus is the commercialization of our Technologies to produce synthetic liquid hydrocarbons. Operations to date have consisted of activities related to the commercialization of our renewable fuels technology and previously consisted of research and development designed to convert carbonaceous material (biomass, coal, natural gas and petroleum coke) into synthetic liquid hydrocarbons including such products as diesel, jet fuel, kerosene, naphtha and propane.

Specifically, Bio-Synfining® Technology is a renewable fuels application of our Synfining® Technology. This technology is applied commercially via our Dynamic Fuels, LLC joint venture with Tyson Foods, Inc. (“Tyson”). The technology processes renewable feedstocks such as triglycerides and/or fatty acids to make renewable synthetic products.

The consolidated financial statements include the accounts of Syntroleum Corporation and our majority-owned subsidiaries (“the Company”). All significant inter-company accounts and transactions have been eliminated. Companies in which we own a 20 percent to 50 percent interest, but in which we do not have a controlling interest are accounted for by the equity method. We own 50 percent and have a non-controlling interest in Dynamic Fuels, LLC (“Dynamic Fuels”). The entity is accounted for under the equity method and is not required to be consolidated in our financial statements; however, our share of the Dynamic Fuels results of operations is reflected in the Consolidated Statements of Operations and the subsidiary’s summarized financial information is reported in Note 4, “Investment in and Loans to Dynamic Fuels, LLC”. The carrying value of our investment in Dynamic Fuels is reflected in “Investment in and Loans to Dynamic Fuels, LLC” in our Consolidated Balance Sheets.

The consolidated financial statements included in this report have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, these statements reflect all adjustments (consisting of normal recurring entries), which are, in the opinion of management, necessary for a fair statement of the financial results for the interim periods presented. These consolidated financial statements should be read together with the consolidated financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC under the Securities Exchange Act of 1934.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our financial position and results of operations are materially affected by Dynamic Fuels’ financial position and results of operations as of and for the nine months ended June 30, 2013.

The consolidated financial statements for all prior periods have been retroactively adjusted to reflect the April 11, 2013 one-for-ten reverse stock split of the Company’s common stock which allowed the Company to regain compliance with Nasdaq’s minimum price Marketplace Rule as of April 26, 2013. As a result of the reverse split, each ten (10) outstanding shares of pre-split common stock were automatically combined into one (1) share of post-split common stock. Fractional shares received cash and proportional adjustments were made to the Company’s outstanding stock options and other equity awards and to the Company’s equity compensation plans to reflect the reverse stock split. The consolidated financial statements for all prior periods have been retroactively adjusted to reflect this stock split for both common stocks issued and options outstanding.

2. Operations and Liquidity

We have sustained recurring losses and negative cash flows from operations. Our activities have historically been funded through a combination of equity and convertible debt financings and the sale of certain assets. As of September 30, 2013, we had approximately $16.5 million of cash and cash equivalents available to fund operations and investing activities. We review cash flow forecasts and budgets periodically.

We expect that we will need to raise substantial additional capital to accomplish our business plan over the next several years. We expect to obtain additional funding through debt or equity financing in the capital markets, joint ventures, license agreements, sale of assets, sale of the Company or other strategic alliances, as well as various other financing arrangements, or a combination thereof. If we obtain additional funds by issuing equity securities, dilution to stockholders may occur. In addition, preferred stock could be issued in the future without stockholder approval, and the terms of our preferred stock could include dividend, liquidation, conversion, voting and other rights that are more favorable than the rights of the holders of our common stock. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

We are actively engaged in generating revenue through the license of our technology.

We are currently exploring alternatives for raising capital to commercialize the growth of our businesses, including the formation of joint ventures and other strategic alliances. If adequate funds are not available, or if we are not successful in establishing a strategic alliance, we may be required to seek to enter into a business combination transaction with or sell assets to another company. We could also be forced to license to third parties the rights to commercialize additional products or technologies that we would otherwise seek to develop ourselves.

3. Restricted Cash

Restricted cash at December 31, 2012, consisted of cash held in an escrow account for the prepayment of operations and invoices for an ongoing contractual project and was also recorded as a current liability as “Deposits” on the Consolidated Balance Sheet. During the second quarter of 2013 this project was completed and the escrow account was closed.

4. Investment in and Loans to Dynamic Fuels, LLC

Dynamic Fuels began commercial operations in November of 2010. Dynamic Fuels is organized and operated pursuant to the provisions of its Limited Liability Company Agreement between the Company and Tyson (the “LLC Agreement”). The LLC Agreement provides for management and control of Dynamic Fuels to be exercised jointly by representatives of the Company and Tyson (“Dynamic Fuels Management Committee”) equally with no LLC member exercising control. We account for Dynamic Fuels under the equity method of accounting with our share of the Dynamic Fuels net income or loss reflected in the Consolidated Statements of Operations. Under the equity method, losses from our investment in Dynamic Fuels are limited to the carrying value of our investment in and loans to Dynamic Fuels plus any outstanding receivables which were approximately $40.4 million and $6,000, respectively at September 30, 2013. The carrying value of our investment in Dynamic Fuels exceeds the amount of underlying equity in net assets of Dynamic Fuels by approximately $7,700,000, related to warrants issued to Tyson. The Warrants are being amortized over the remaining life of the bonds which expire in 2033. Dynamic Fuels has a different fiscal year than us. The Dynamic Fuels fiscal year ends on September 30 and we report our share of Dynamic Fuels results of operations on a three month lag in accordance with ASC 323-10-35.

On January 3, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 (the “Act”), which reinstated tax credits of $1.00 per gallon for the production of renewable diesel and $.50 per gallon for the production of qualified alternative fuels. The Act applies to 2013 production, but also retroactively reinstates the credits for 2012. Because of specific provisions in the Act, we filed for approximately $9.7 million of our portion of the credits directly with the Internal Revenue Service. As of September 30, 2013, $9.0 million was received with the remaining $697,000 reflected as a tax receivable on our consolidated balance sheet. The total $9.7 million was recorded as a repayment of working capital loans in the accompanying consolidated financial statements. These amounts are included in our carrying value in Dynamic Fuels and are reflected in “Investment in and Loans to Dynamic Fuels, LLC” in our Consolidated Balance Sheets.

The plant has sold 66.8 million gallons of renewable products such as diesel, naphtha, and propane from December 2010 to December 2012. Nameplate capacity for the plant is 75.0 million gallons per year. Since the start of commercial operations, the plant has experienced adulterants in the feedstock, hydrogen disruptions and rotating equipment issues which have contributed to plant downtime and higher than expected operating costs. Upgrades to the feedstock pre-treatment area were completed during 2012.

Planned turnaround operations commenced on October 25, 2012 and were completed on December 10, 2012 at which time the plant was placed in standby mode as Dynamic Fuels monitored economic conditions to determine the appropriate time to resume operations. While the plant is ready for commercial operation, the Dynamic Fuels Management Committee has not determined a re-start date.

Primarily as a result of the extended period the Plant has been in standby mode, Dynamic Fuels determined that the carrying amount of the Plant may not be recoverable. As such, recoverability was assessed using a probability weighted undiscounted cash flow model based on historical results and current projections. Based on this assessment, it was determined that the carrying value was recoverable and no impairment was recognized. However, if the Plant is not restarted, the Plant upgrades fail to improve operational performance, or should industry economics make the plant uneconomical to operate, Dynamic Fuels may be required to reassess recoverability and recognize an impairment loss on the Plant.

In addition, accounting standards for equity method investments requires Syntroleum to consider all factors that may indicate that the value of our investment in Dynamic Fuels is less than the amount reported in our consolidated balance sheet. If such a value deficiency has occurred and is other than temporary, it must be recognized currently. Our management has considered Dynamic Fuel’s financial condition, current status and outlook and has concluded that a current valuation deficiency does not exist.

Dynamic Fuels, LLC Financials (in thousands):

Balance Sheet	June 30, 2013	September 30, 2012
	(Unaudited)
Cash and Current Assets	$9,615	$9,337
Inventory	3,233	17,509
Property, Plant and Equipment and Other Assets	154,965	150,258

Total Assets	$167,813	$177,104

Accounts Payable	$1,404	$10,241
Notes and Accounts Payable to Related Parties	18,982	29,976
Long-Term Liabilities	100,058	100,051

Total Liabilities	120,444	140,268

Total Members’ Equity	47,369	36,836
Total Liabilities and Members’ Equity	$167,813	$177,104

	For the Quarter Ended June 30, 2013	For the Nine Months Ended June 30, 2013
Revenue	$120	$46,839
Cost of Goods Sold, Operating Expenses and General and Administrative	5,992	41,909

Income (Loss) from Operations	(5,872)	4,930

Other Expense	(455)	(1,296)
Net Income (Loss)	$(6,327)	$3,634

During the nine months ended September 30, 2013 and 2012, we recognized technical service revenue with Dynamic Fuels in the amount of $469,000 and $4,803,000 respectively and royalties from plant production of $0 and $679,000, respectively. This revenue is reported in “Technical services from Dynamic Fuels, LLC” and “Royalties from Dynamic Fuels, LLC Plant Production” in the Consolidated Statements of Operations.

5. Earnings Per Share

The consolidated financial statements for all prior periods have been retroactively adjusted to reflect the April 11, 2013 one-for-ten reverse stock split of the Company’s common stock.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(Dollars in thousands, except per share amounts; shares in thousands)		(Dollars in thousands, except per share amounts; shares in thousands
Income (loss) from continuing operations available to common stockholders for basic and diluted earnings per share	$(5,999)	$(1,037)	$(2,651)	$3,996

Basic weighted-average shares	9,936	9,825	9,928	9,838
Effect of dilutive securities:
Stock options	—	—	—	111

Dilutive weighted-average shares	9,936	9,825	9,928	9,949

Earnings (loss) per common share from continuing operations:
Basic	$(0.60)	$(0.11)	$(0.26)	$0.41
Diluted	$(0.60)	$(0.11)	$(0.26)	$0.40

The table below includes information related to stock options, warrants and restricted stock that were outstanding at September 30 of each respective year but have been excluded from the computation of weighted-average stock options due to the option exercise price exceeding the quarter weighted-average market price of our common shares as their inclusion would have been anti-dilutive to our income (loss) per share.

	September 30, 2013	September 30, 2012
Options, warrants and restricted stock excluded (in thousands)	2,388	2,076
Weighted-average exercise prices of options, warrants and restricted stock excluded	$29.96	$29.30
Nine- month average market price	$5.40	$8.70

6. Stock-Based Compensation

Our share-based incentive plans permit us to grant restricted stock units, restricted stock, incentive or non-qualified stock options, and certain other instruments to employees, directors, consultants and advisors of the Company. The exercise price of options granted under the plan must be at least equal to the fair value of our common stock on the date of grant. All options granted vest at a rate determined by the Nominating and Compensation Committee of our Board of Directors and are exercisable for varying periods, not to exceed ten years. Shares issued under the plans upon option exercise or stock unit conversion are generally issued from authorized, but previously unissued shares.

On April 11, 2013, the Company implemented a one-for-ten reverse stock split of its common stock. As a result of the reverse stock split, each ten (10) outstanding shares of pre-split common stock, stock options and other equity awards were automatically combined into one (1) share of post-split common stock. Fractional shares received cash. The consolidated financial statements for all prior periods have been retroactively adjusted to reflect this reverse stock split.

As of September 30, 2013, 533,497 shares of common stock were available for grant under our current plan. We are authorized to issue up to 1,133,637 plan equivalent shares of common stock in relation to stock options or restricted shares outstanding or available for grant under the plans.

Stock Options

The number and weighted average exercise price of stock options outstanding are as follows:

	Shares Under Stock Options	Weighted Average Price Per Share
OUTSTANDING AT DECEMBER 31, 2012	640,454	$18.70
Granted at market price	—	—
Exercised	—	—
Expired, forfeited, cancelled or repurchased	(40,314)	17.55

OUTSTANDING AT SEPTEMBER 30, 2013	600,140	$18.79

The following table summarizes information about stock options outstanding at September 30, 2013:

Options Outstanding				Options Exercisable
Range of Exercise Price	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options Exercisable	Weighted Average Exercise Price Per Share
$6.60 - $6.60	451,923	$6.60	4.86	451,923	$6.60
$14.10 - $14.10	5,000	14.10	7.83	5,000	14.10
$28.90 - $28.90	50,625	28.90	3.19	50,625	28.90
$31.90 - $68.80	67,523	64.69	1.08	67,523	64.69
$80.30 - $96.70	22,569	94.29	2.13	22,569	94.29
$105.10 - $105.10	2,500	105.10	1.84	2,500	105.10

	600,140	$18.79		600,140	$18.79

A total of 600,140 stock options with a weighted average exercise price of $18.79 were outstanding and fully vested at September 30, 2013. There were no stock options granted during the nine months ended September 30, 2013 or 2012.

The total intrinsic value of options exercised (i.e., the difference between the market price on the exercise date and the price paid by the employee to exercise the options) during the nine months ended September 30, 2013 and 2012 was $0 and $36,000, respectively. The total amount of cash received in 2013 and 2012 by the Company from the exercise of these options was $0 and $63,000, respectively. As of September 30, 2013 the intrinisic value of fully vested stock options was $0. The remaining weighted average contractual term for options exercisable is approximately 4.42 years. As of September 30, 2013, all stock options have vested and all related compensation costs have been recognized.

Non-cash compensation cost related to stock and stock options and restricted stock recognized during the nine months ended September 30, 2013 and 2012 was $443,000 and $476,000, respectively.

Restricted Stock

We may grant common stock and restricted common stock units to employees. These awards are recorded at their fair value on the date of grant and compensation cost is recorded using graded vesting over the expected term. The weighted average grant date fair value of common stock and restricted stock units granted during the nine months ended September 30, 2013 and 2012 was $4.00 (total grant date fair value of $350,000) and $9.60 (total grant date fair value of $350,000), respectively. As of September 30, 2013 all restricted stock units had vested. The total fair value of restricted stock units vested during the nine months ended September 30, 2013 and 2012 was $350,000 and relate to independent director shares in lieu of cash. The following summary reflects restricted stock unit activity and related information.

	Shares / Units	Weighted-Average Grant Date Fair Value
NONVESTED AT DECEMBER, 31, 2012	—	$—
Granted	87,500	4.00
Vested or Exercised	(87,500)	4.00
Expired or forfeited	—	—

NONVESTED AT SEPTEMBER 30, 2013	—	$—

7. Commitments and Contingencies

We have entered into employment agreements, which provide severance benefits to several key employees. Commitments under these agreements totaled approximately $2,088,000 at September 30, 2013. Expense is not recognized until an employee is severed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Syntroleum Corporation

We have audited the accompanying consolidated balance sheets of Syntroleum Corporation (a Delaware corporation) and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syntroleum Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Syntroleum Corporation’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2013 expressed an unqualified opinion on the effectiveness of Syntroleum Corporation’s internal control over financial reporting.

/s/ HOGANTAYLOR LLP

Tulsa, Oklahoma

March 15, 2013

SYNTROLEUM CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	December 31,
	2012	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,909	$22,601
Restricted cash	725	1,189
Accounts receivable	134	125
Accounts receivable from Dynamic Fuels, LLC	252	—
Other current assets	237	277

Total current assets	17,257	24,192
ACCOUNTS RECEIVABLE FROM DYNAMIC FUELS, LLC	—	2,624
PROPERTY AND EQUIPMENT—at cost, net	58	86
INVESTMENT IN AND LOANS TO DYNAMIC FUELS, LLC	38,407	38,643
OTHER ASSETS, net	1,023	1,106

	$56,745	$66,651

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$312	$220
Accrued employee costs	71	288
Deposits	725	1,189

Total current liabilities	1,108	1,697
NONCURRENT LIABILITIES OF DISCONTINUED OPERATIONS	603	603
DEFERRED REVENUE	15,612	24,366
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value, 5,000 shares authorized, no shares issued	—	—
Common stock, $0.01 par value, 150,000 shares authorized, 9,829 and 9,795 shares issued and outstanding at December 31, 2012 and 2011, respectively	98	98
Additional paid-in capital	399,788	399,250
Accumulated deficit	(360,464)	(359,363)

Total stockholders’ equity	39,422	39,985

	$56,745	$66,651

The accompanying notes are an integral part of these consolidated financial statements.

SYNTROLEUM CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the Year Ended December 31,
	2012	2011	2010
REVENUES:
Technology	$9,600	$600	$3,600
Technical services	1,909	1,719	2,805
Technical services from Dynamic Fuels, LLC	5,228	974	2,005
Royalties from Dynamic Fuels, LLC plant production	789	921	—

Total revenues	17,526	4,214	8,410

COSTS AND EXPENSES:
Engineering	2,571	2,236	2,871
Depreciation and amortization	186	200	217
General, administrative and other (including non-cash equity compensation of $508, $562 and $1,719 for the years ended December 31, 2012, 2011 and 2010, respectively.)	5,552	4,827	7,574

OPERATING INCOME (LOSS)	9,217	(3,049)	(2,252)
INTEREST INCOME	22	16	31
OTHER INCOME, net	6	8	64
LOSS IN EQUITY OF DYNAMIC FUELS, LLC	(10,012)	(13,880)	(5,628)
FOREIGN CURRENCY EXCHANGE	(296)	(17)	(1,848)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(1,063)	(16,922)	(9,633)
INCOME TAXES	—	—	—

LOSS FROM CONTINUING OPERATIONS	(1,063)	(16,922)	(9,633)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(38)	(27)	97

NET LOSS	$(1,101)	$(16,949)	$(9,536)

BASIC AND DILUTED NET LOSS PER SHARE:
Loss from continuing operations	$(0.11)	$(1.89)	$(1.24)
Loss from discontinued operations	0.00	0.00	0.01

Net loss	$(0.11)	$(1.89)	$(1.23)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	9,835	8,977	7,761

Diluted	9,912	8,977	7,761

The accompanying notes are an integral part of these consolidated financial statements.

SYNTROLEUM CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Number of Shares	Amount
Balance, January 1, 2010	7,601	$76	$363,545	$(332,878)	$30,743
Stock options exercised	35	1	231	—	232
Issuance of shares and warrants under common stock purchase agreement	508	5	9,640	—	9,645
Vesting of awards granted	4	—	1,230	—	1,230
Stock-based bonuses and match to 401(k)	20	—	486	—	486
Net loss	—	—	—	(9,536)	(9,536)

Balance, December 31, 2010	8,168	$82	$375,132	$(342,414)	$32,800
Stock options exercised	5	—	34	—	34
Issuance of shares public offering	1,590	16	23,522	—	23,538
Vesting of awards granted	2	—	74	—	74
Stock-based bonuses and match to 401(k)	30	—	488	—	488
Net loss	—	—	—	(16,949)	(16,949)

Balance, December 31, 2011	9,795	$98	$399,250	$(359,363)	$39,985
Stock options exercised	10	—	63	—	63
Vesting of awards granted	1	—	194	—	194
Restricted stock purchased and retired	(29)	(1)	(198)	—	(199)
Stock-based bonuses and match to 401(k)	52	1	479	—	480
Net loss	—	—	—	(1,101)	(1,101)

Balance, December 31, 2012	9,829	$98	$399,788	$(360,464)	$39,422

The accompanying notes are an integral part of these consolidated statements.

SYNTROLEUM CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,101)	$(16,949)	$(9,536)
Income (Loss) from discontinued operations	(38)	(27)	97

Loss from continuing operations	(1,063)	(16,922)	(9,633)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	186	200	217
Abandoned patent write-off	—	—	466
Foreign currency exchange	296	17	1,848
Non-cash compensation expense	508	562	1,719
Non-cash loss in equity method investee	10,012	13,880	5,628
Non-cash technical services revenue from Dynamic Fuels, LLC	(3,714)	—	—
Changes in assets and liabilities:
Accounts receivable	(9)	431	2,609
Accounts receivable from Dynamic Fuels, LLC	(524)	(1,895)	(579)
Other assets	(18)	(27)	(79)
Accounts payable	92	(870)	729
Accrued liabilities and other	(217)	169	(501)
Deferred revenue	(9,050)	49	(3,216)

Net cash used in continuing operations	(3,501)	(4,406)	(792)
Net cash used in discontinued operations	(38)	(27)	(320)

Net cash used in operating activities	(3,539)	(4,433)	(1,112)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(17)	(51)	(14)
Investment in and loans to Dynamic Fuels, LLC	(3,000)	(9,000)	(21,250)

Net cash used in investing activities	(3,017)	(9,051)	(21,264)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock, warrants and option exercises	63	23,572	9,877
Purchase and retirement of restricted stock	(199)	—	—

Net cash provided by (used in) financing activities	(136)	23,572	9,877

NET CHANGE IN CASH AND CASH EQUIVALENTS	(6,692)	10,088	(12,499)
CASH AND CASH EQUIVALENTS, beginning of year	22,601	12,513	25,012

CASH AND CASH EQUIVALENTS, end of year	$15,909	$22,601	$12,513

NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock warrants	$166	$—	$—

Accounts receivable contributed as investment in Dynamic Fuels, LLC	$2,896	$—	$—

SUPPLEMENTAL DISCLOSURE
Income taxes paid	$—	$—	$281

The accompanying notes are an integral part of these consolidated financial statements.

SYNTROLEUM CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

The focus of Syntroleum Corporation and subsidiaries is the commercialization of our technologies to produce synthetic liquid hydrocarbons. Operations to date have consisted of activities related to the commercialization of a proprietary process (the “Syntroleum® Process”) and previously consisted of research and development of the Syntroleum® Process designed to convert carbonaceous material (biomass, coal, natural gas and petroleum coke) into synthetic liquid hydrocarbons. Synthetic hydrocarbons produced by the Syntroleum® Process can be further processed using the Syntroleum Synfining® Process into high quality liquid fuels, such as diesel, jet fuel (HRJ), kerosene, naphtha, propane and other renewable chemical products.

Our Bio-Synfining® Technology is a renewable fuels application of our Synfining® Technology. This technology is applied commercially via our Dynamic Fuels, LLC joint venture with Tyson Foods, Inc. The technology processes renewable feedstocks such as triglycerides and/or fatty acids to make renewable synthetic products.

Consolidation

The consolidated financial statements include the accounts of Syntroleum Corporation and our majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. Companies in which we own a 20 percent to 50 percent interest, but in which we do not have a controlling interest are accounted for by the equity method. We own 50 percent and have a non-controlling interest in Dynamic Fuels, LLC (“Dynamic Fuels”). The entity is accounted for under the equity method and is not required to be consolidated in our financial statements; however, our share of the Dynamic Fuels results of operations activities is reflected in the Consolidated Statements of Operations and the subsidiary’s summarized financial information is reported in Note 4, “Investment in and Loans to Dynamic Fuels, LLC”. The carrying value of our investment in Dynamic Fuels is reflected in “Investment in and Loans to Dynamic Fuels, LLC” in our Consolidated Balance Sheets.

Revenue Recognition

We recognize revenues from technical services provided as such services are rendered. We recognize revenue for royalty fees upon production of finished product by the licensee.

We recognized revenues from the transfer of technology documentation to customers or through licensing structures. Any deposits or advance payments for the technology documentation is recorded as deferred revenue in the consolidated balance sheets until recognized as revenue in the consolidated statement of operations. The Company recognizes revenue on the transfer of technology documentation upon the physical transfer of the technology documentation by the Company to the customer pursuant to the terms of the specific agreement.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less, primarily in the form of money market instruments. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

Restricted Cash

Restricted cash consists of cash held in an escrow account for the prepayment of operations and invoices for an ongoing contractual project. The account has also been recorded as a liability in current deposits on the consolidated balance sheet at December 31, 2012 and 2011.

Accounts Receivable

The majority of our accounts receivable is due from technical service agreements. These accounts are typically due within 30 days and are stated as amounts due from customers. Accounts outstanding longer than the contractual payment terms are considered past due. We write off accounts receivable when they become uncollectible. Management determines accounts to be uncollectible when we have used all reasonable means of collection and settlement. Management believes that all amounts included in accounts receivable at December 31, 2012 and 2011 will be collected and therefore no allowance for uncollectible accounts has been recorded. As of December 31, 2011, management has classified receivables from Dynamic Fuels as long term based on the expected timing of collectability.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Maintenance, repairs and replacement of minor items are expensed and major additions, expansions and betterments to physical properties are capitalized. When assets are sold or retired, the cost and accumulated depreciation related to those assets are removed from the accounts and any gain or loss is recognized. Depreciation of property and equipment is computed on the straight-line method over the estimated useful lives of three to seven years. Property and equipment consists of the following (in thousands):

	December 31, 2012	December 31, 2011
Furniture and office equipment	$441	$424
Leasehold improvements	5	5

	446	429
Less—accumulated depreciation	(388)	(343)

	$58	$86

Income Taxes

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and on net operating loss carry-forwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws in effect or that will be in effect when the differences are expected to reverse. The Company records a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Asset Retirement Obligations

We follow FASB ASC Topic 410, Asset Retirement and Environmental Obligations, which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The standard requires that we record the discounted fair value of the retirement obligation as a liability at the time the plants are constructed. The asset retirement obligations consist primarily of costs associated with the future plant dismantlement of our pilot plant. As the pilot plant is directly related to research and development activities and has been expensed accordingly, no corresponding amount is capitalized as part of the related property’s carrying amount. The liability accretes over time with a charge to accretion expense. Based on a change in expected life of the pilot plant, no accretion expense was incurred in 2012 or 2011. See Footnote 3 for additional information.

Other Assets

Other assets include costs associated with patents and are amortized using the straight-line method over their estimated period of benefit, ranging from fifteen to seventeen years. All costs are capitalized and amortization begins upon initial costs incurred. Amortization expense for the years ended December 31, 2012, 2011 and 2010 was $141,000, $137,000 and $147,000, respectively. We periodically evaluate the recoverability of intangible assets and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. Future amortization expense for patents as of December 31, 2012 is estimated to be $141,000 per year through 2020. Patent costs consist of the following (in thousands):

	December 31, 2012	December 31, 2011
Patents	$2,226	$2,167
Less—accumulated amortization	(1,203)	(1,061)

	$1,023	$1,106

Impairment of Assets

We follow the provisions of FASB ASC Topic 360, Property, Plant and Equipment, for assets. Management reviews assets for impairment when certain events have occurred or changes in circumstances indicate that the asset may be impaired. An asset is considered to be impaired when the estimated undiscounted future cash flows are less than the carrying value of the asset. The impairment provision is based on the excess of carrying value over fair value.

Accounting for Guarantees

We follow the provisions of FASB ASC Topic 460, Guarantees for any guarantees entered into after December 2002. Under ASC Topic 460, we are required to record a liability for the fair value of the obligation undertaken in issuing the guarantees.

Stock-Based Compensation

Employee Stock-Based Compensation. We account for stock-based compensation in accordance with FASB ASC Topic 718, Compensation—Stock Based. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally three years) using the straight line method.

Non-Employee Stock-Based Compensation. We also grant stock-based incentives to certain non-employees. These stock based incentives are accounted for in accordance with FASB ASC Topic 505—Equity-Based Payments to Non-Employees. Stock awards that are tied to performance criteria are expensed at the time the performance goals are met.

Earnings Per Share

Basic earnings (losses) per common share were computed by dividing net loss by the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per common share for each of the three years ended December 31 are calculated by dividing net loss by weighted-average common shares outstanding during the period plus dilutive potential common shares, which are determined as follows:

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Basic weighted-average shares	9,835	8,977	7,761
Effect of dilutive securities:
Stock options	77	—	—

Dilutive weighted-average shares	9,912	8,977	7,761

The table below includes information related to stock options, warrants and restricted stock that were outstanding at December 31 of each respective year, but have been excluded from the computation of weighted-average stock options due to (i) the option exercise price exceeding the twelve-month weighted-average market price of our common shares or (ii) their inclusion would have been anti-dilutive to our loss per share.

	Year ended December 31,
	2012	2011	2010
Options and warrants (in thousands)	1,974	2,597	1,831
Weighted-average exercise price of options and warrants	$30.00	$24.90	$26.00
Average market price of common shares	$7.90	$14.60	$20.20

Defined Contribution Plan—401(k)

We sponsor a defined contribution plan, named the Syntroleum 401(k) Plan (the “401(k) Plan”), covering virtually all of our employees who have met the eligibility requirements. Our employees may participate in the 401(k) Plan upon employment. Participants become eligible for matching and profit sharing contributions upon employment on the last day of the 401(k) Plan quarter.

We contribute a matching contribution equal to 50 percent of employees’ contributions quarterly in the form of shares of our common stock. No employee purchase of our stock is permitted. We recorded expense of $129,000, $137,000 and $136,000 from issuing 19,942, 12,120 and 7,496 shares of Syntroleum Stock for the years ended December 31, 2012, 2011 and 2010, respectively, of which 7,645 shares were issued in January 2013.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates made by management include, but are not limited to, the valuation of stock-based compensation, estimates for accrued liabilities and estimates for asset retirement obligations. Actual results could differ from these estimates.

Foreign Currency Transactions

All of our subsidiaries use the U.S. dollar for their functional currency. Assets and liabilities denominated in other currencies are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date.

Transaction gains and losses that arise from exchange rate fluctuations applicable to transactions denominated in a currency other than the U.S. dollar are included in the consolidated results of operations as incurred.

New Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) periodically issues new accounting standards in a continuing effort to improve standards of financial accounting and reporting. We have reviewed the recently issued pronouncements and concluded that the recently issued accounting standards are not currently applicable to us.

2. OPERATIONS AND LIQUIDITY

In the past we have sustained recurring losses and negative cash flows from operations. As of December 31, 2012, we had approximately $15.9 million of cash and cash equivalents available to fund operations and investing activities. We review cash flow forecasts and budgets periodically. Based on production levels and gross margins from the sale of finished goods and upon working capital and capital expenditures requirements for the Dynamic Fuels plant, we expect to receive partner distributions from Dynamic Fuels at some indeterminate time in the future.

On February 15, 2013, Syntroleum made an additional $2.3 million working capital loan to Dynamic Fuels. Tyson made an additional $2.3 million working capital loan (for a total of $4.6 million) on February 19, 2013.

On March 1, 2013, Syntroleum received $5,798,000 from sales proceeds of its nominal two b/d pilot plant located in Tulsa, Oklahoma.

On June 8, 2012, the Company received a Nasdaq Staff Deficiency Letter, indicating the Company’s stock had closed below the minimum $1.00 per share requirement for continued inclusion under the marketplace Rule 5500(a)(2). We were provided 180 calendar days, or until December 5, 2012 to regain compliance.

On December 6, 2012, the Company received a Nasdaq notification indicating we were eligible for an additional 180 calendar day compliance period or until June 3, 2013 to regain compliance. Their determination was based on our meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Capital market with the exception of the bid price requirement, and our written notice of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

The Company is involved in certain claims and legal proceedings arising in the ordinary course of business. Management believes there will not be any liability from the resolution of these proceedings and any liability will not have a material adverse effect on the Company’s financial condition, future results of operations or liquidity.

3. DISCONTINUED OPERATIONS

Research and Development

We have completed the necessary testing and demonstration associated with our pilot plants as well as completion of catalyst formulation and deactivation studies. All revenues and costs associated with these activities such as; facilities, dismantlement of facilities, overhead associated with the facilities, personnel, equipment and outside testing and analytical work have been reported in “Income (Loss) from Discontinued Operations” in the Consolidated Statement of Operations. The total income or (loss) of research and development activities totaled ($38,000), ($27,000) and $97,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The gain in 2010 resulted from lower actual dismantlement costs than estimated for the asset retirement obligation associated with the Catoosa Demonstration Facility.

On March 1, 2013, Syntroleum sold its pilot plant for $5,798,000. Syntroleum had no carrying value for the pilot plant since all costs incurred had been expensed as research and development. As such, the total amount of proceeds will be recognized as a gain in the first quarter of 2013. In connection with this sale, the previously recognized asset retirement obligation of $603,000, reported in “Noncurrent Liabilities of Discontinued Operations” in the Consolidated Balance Sheet, will also be recognized as a gain in the first quarter of 2013.

4. INVESTMENT IN AND LOANS TO DYNAMIC FUELS

On June 22, 2007, we entered into definitive agreements with Tyson to form Dynamic Fuels, to construct and operate facilities in the United States using our Bio-Synfining® Technology. Dynamic Fuels is organized and operated pursuant to the provisions of its Limited Liability Company Agreement between the Company and Tyson (the “LLC Agreement”). Other agreements entered into included a technology license agreement whereby we would provide for the transfer of our Bio-Synfining® Technology, provide technology support services to Dynamic Fuels, and receive payment of royalties for plant production. These agreements also included a sales agreement whereby Tyson would be paid a sourcing fee to procure feedstock.

The LLC Agreement provides for management and control of Dynamic Fuels to be exercised jointly by representatives of the Company and Tyson equally with no LLC member exercising control. This entity is accounted for under the equity method and is not consolidated in our financial statements; however, our share of the Dynamic Fuels net income or loss is reflected in the Consolidated Statements of Operations. Dynamic Fuels has a different fiscal year than us. The Dynamic Fuels fiscal year ends on September 30 and we report our share of Dynamic Fuels results of operations on a three month lag basis. Our carrying value in Dynamic Fuels is reflected in “Investment in and Loans to Dynamic Fuels, LLC” in our Consolidated Balance Sheets. As of December 31, 2012, Syntroleum’s total estimate of maximum exposure to loss as a result of its relationships with this entity was approximately $38,659,000, which represents our equity investment in and loans to this entity, net of recognized losses and other equity accounting adjustments, in the amount of $38,407,000 and accounts receivable from this entity in the amount of $252,000. The carrying value of our investment in Dynamic Fuels exceeds the amount of underlying equity in net assets of Dynamic Fuels by approximately $8,000,000, related to warrants issued to Tyson, and is being amortized over the remaining life of the bonds which expire in 2033.

In prior years, Dynamic Fuels was engaged in the development and construction of its renewable fuels plant. Dynamic Fuels began commercial operations in November of 2010. As of September 30, 2012, the plant sold 63.0 million gallons of renewable products such as diesel, naphtha, and LPG. Nameplate capacity for the plant is 75.0 million gallons per year. During its fiscal year ended September 30, 2012, the plant produced renewable products at an average rate of 49% of design capacity compared to 35% during the fiscal year ended September 30, 2011.

Since inception of commercial operations, the plant has experienced mechanical issues, hydrogen supply disruptions and feedstock adulterants which have contributed to plant down time, higher than expected operational costs and operating losses. Throughout 2011, Syntroleum provided engineering and other services and paid costs for services performed by others on behalf of Dynamic Fuels. As Dynamic Fuels’ cash flow was insufficient to pay Syntroleum for these services, Syntroleum’s account receivable from Dynamic Fuels, including accrued royalties, grew to $2,624,000 at December 31, 2011. Because Dynamic Fuel’s near term ability to pay the amount owed without additional loans from its owners was uncertain, Syntroleum classified the account receivable as non-current as of December 31, 2011.

In order to help resolve differences between us and Tyson regarding plant operational and other issues, on June 27, 2012, we entered into a Settlement Agreement whereby the obligations to us and Tyson for sourcing fees, running royalty fees, line of credit or interest fees and services and expenses under the technical service agreement in the amount of $6,597,000 each were contributed to Dynamic Fuels’ equity. Contemporaneous with the execution of the Settlement Agreement, we entered into a revised site license agreement, rights and obligations under the master license agreement were amended, warrants to purchase our common stock that had been issued to Tyson were vested, and the sales agreement under which Tyson procures feedstock was amended to pay Tyson an additional $.01 per pound, up to 1.1 billion pounds, to procure certain low cost feedstock.

Upgrades to the feedstock pre-treatment area were installed during 2012. After completion of the maintenance turnaround on December 10, 2012 the plant was placed in standby mode as Dynamic Fuels monitored economic conditions to determine the appropriate time to resume production. The economic outlook improved when, on January 3, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which reinstated tax credits of $1.00 per gallon for the production of renewable diesel and $.50 per gallon for the production of qualified alternative fuels. The Act applies to 2013 production, but also retroactively reinstates the credits for 2012. Dynamic Fuels or its owners will receive approximately $23 million for 2012 production of diesel plus $.50 per gallon for a portion of the renewable naphtha produced during 2012.

On February 15, 2013 and February 19, 2013, respectively, Syntroleum and Tyson each made an additional $2.3 million working capital loan to Dynamic Fuels (for a total of $4.6 million).

As of the date these financial statements were issued, the plant continues to be in standby mode. While the economic conditions have improved in 2013, Syntroleum and Tyson have not agreed on the economic conditions required for plant start-up. As start-up costs may require each of us to make additional loans to Dynamic Fuels, receipt of the tax credits, sometime during 2013, may play a role in start-up timing.

Accounting standards for equity method investments require us to consider all factors that may indicate that the value of our investment in Dynamic Fuels is less than the amount resulting from the application of the equity method reported in our balance sheet. If such a value deficiency has occurred and is other than temporary, it must be recognized currently. Our management has considered Dynamic Fuel’s financial condition, current status and outlook and has concluded that should a current valuation deficiency exist, it does not meet the “other than temporary” criteria of the accounting standards. When we and Tyson reach agreement to resume production, for which there is no assurance, should the plant upgrades and improvements fail to improve operational performance or industry economics make the plant uneconomic to operate, we may be required to assess the recoverability of our investment in and loans to Dynamic Fuels.

During the years ended September 30, 2012, 2011 and 2010, we recognized revenue associated with our technical services agreement between us and Dynamic Fuels in the amount of $6,017,000, $1,895,000 and $2,005,000, respectively. This revenue is reported in “Technical services from Dynamic Fuels, LLC” and “Royalties from Dynamic Fuels, LLC Plant Production” in the Consolidated Statement of Operations. During 2012, $3.7 million in technical service revenue from Dynamic Fuels was recognized for services that had been provided prior to 2012.

Dynamic Fuels, LLC 2012 and 2011 Audited Financials (in thousands):

Balance Sheet	September 30, 2012	September 30, 2011
Cash and Current Assets	$9,337	$6,950
Inventory	17,509	16,555
Property, Plant and Equipment and Other Assets	150,258	146,929

Total Assets	$177,104	$170,434

Accounts Payable	$10,241	$7,210
Notes and Accounts Payable to Related Parties	29,976	32,506
Long-Term Liabilities	100,051	100,040

Total Liabilities	140,268	139,756

Total Members’ Equity	36,836	30,678

Total Liabilities and Members’ Equity	$177,104	$170,434

Statement of Operations	For the Year Ended September 30, 2012	For the Year Ended September 30, 2011	For the Year Ended September 30, 2010
Revenue	$166,986	$127,069	$—
Cost of Goods Sold and Operating Expenses	179,550	151,341	10,426
General and Administrative	1,595	2,516	1,616

Loss from Operations	(14,159)	(26,788)	(12,042)

Other Income (Expense)	(2,086)	(2,548)	902

Net Loss	$(16,245)	$(29,336)	$(11,140)

5. DEFERRED REVENUE

License fees received for which the criteria for revenue recognition have not been met totaled $15,612,000 and $24,366,000 at December 31, 2012 and 2011, respectively.

In August 2000, we signed a non-exclusive license agreement with the Commonwealth of Australia, granting the Commonwealth the right to utilize the Syntroleum® Process. As of December 31, 2012 and 2011, we had a remaining license agreement with the Commonwealth of Australia that includes credits against future license fees earned in Australia in the amount of AUD $15,000,000. This license has been recorded as deferred revenue of US $15,557,000 and US $15,261,000 as of December 31, 2012 and 2011, respectively. This license expires in 2019. The license agreement is denominated in Australian dollars and is subject to changes in foreign currency. During the years ended December 31, 2012, 2011, and 2010, the foreign currency effect on our deferred revenues was a change of $(296,000), $(17,000) and $(1,848,000), respectively, as a result of changes in the exchange rate between the United States and Australian dollars.

6. COMMON STOCK AND WARRANT SALE AND COMMON STOCK PURCHASE AGREEMENTS

Common Stock Offering. On July 6, 2011, the Company closed the issuance and sale of 1,590,000 shares of its common stock and accompanying warrants to purchase a total of 795,000 shares of common stock. A combination of one share of common stock and a five year warrant to purchase five shares of common stock was sold in the offering for a combined public offering price of $15.80 per share, less underwriting discounts and commissions payable by the Company. The black-scholes valuation of the warrants granted is $11,614,000. The underwriter, JMP Securities LLC, purchased the common stock and warrants at a discounted price of $14.90 per combination, representing a 5.7% discount to the public offering price. Cash proceeds received by the Company, after the payment of underwriter commission and expenses and offering expenses, were approximately $23,538,000.

Fletcher International Ltd. We and Fletcher entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) dated October 14, 2009 whereby Fletcher could purchase up to $12,000,000 of our common stock at a price of approximately $26.423 per share. With each common stock purchase, Fletcher also received a warrant, exercisable for a period of six years, to purchase the number of shares of our common stock equal to the product of 1.25 times the number of shares of our common stock purchased, with an exercise price of $33.00. On October 14, 2009, December 30, 2009 and April 20, 2010 Fletcher purchased a total of 454,150 shares of our common stock. Warrants were issued with each stock purchase to purchase a total of 567,688 shares of our common stock at an exercise price of $33.029 per share. The warrants expire between October 14, 2015 and April 20, 2016. The warrants were deemed to have a fair value of approximately $10.2 million at the date of issuance and were recorded as additional paid-in capital. The Company received net proceeds of approximately $11.6 million, after deducting fees and expenses of the offering payable by us.

Fletcher is subject to an ownership limitation of 4.95% of the outstanding shares of common stock (“Ownership Limitation”), under which Fletcher is prohibited from consummating any subsequent closing or exercising any warrant where such closing or exercise would cause Fletcher to exceed the Ownership Limitation, or from otherwise exceeding the Ownership Limitation through other avenues, including the purchase of shares in the public market.

Energy Opportunity Ltd. On July 14, 2010, we entered into a Common Stock Purchase Agreement with Energy Opportunity Ltd. (“Energy”) that provides that Energy is committed at our option to purchase up to $10,000,000 of our common stock over the 24-month term of the agreement. On August 5, 2010 we sold 105,820 shares of our common stock under the Purchase Agreement at a negotiated purchase price of $18.90 per share, based on current market prices. On December 29, 2010, we sold 289,017 shares of our common stock under the Purchase Agreement at a negotiated purchase price of $17.30 per share, based on current market prices. We have received $6,900,000 in net proceeds from this Purchase Agreement. An additional $3,000,000 remains under the Purchase Agreement.

7. STOCKHOLDERS’ EQUITY

Tyson. As an incentive to Tyson for entering into the Dynamic Fuels joint venture, Tyson received warrants to buy the Company’s common stock. The warrants are allocated in three tranches. The first tranche of 425,000 shares was awarded upon signing of the LLC Agreement, Feedstock and Master License Agreements in June 2007. The Warrant Agreement provides that the second tranche of 250,000 shares will be issued upon sanctioning of the second plant and the third tranche of 150,000 shares will be issued upon sanctioning of the third plant, provided that Tyson has at least a 10% interest in Dynamic Fuels. The exercise price of the first tranche of 425,000 warrants is $28.70 per share, which was the ten-day average closing price prior to the signing of the above referenced agreements on June 22, 2007. The exercise price of the second and third tranches of warrants will be the ten-day average closing price prior to the sanctioning of plants 2 or 3. Vesting requires that if on the anniversary of the first plant commercial operations date, Tyson remains at least a 10% equity owner in Dynamic Fuels (in the case of the first tranche) and in the applicable plant (in the case of the second and third tranches), and that each plant has commenced commercial operation. Commercial operation is defined as the date on which the Plant achieves operations for commercial purposes after the completion of commissioning and satisfaction of performance tests. For purposes of the Warrant Agreement dated June 22, 2007, the First Plant Commercial Operations Date as defined in the Warrant Agreement was deemed to be June 27, 2012. The warrants will expire if not exercised by June 27, 2015. If 25% or more of the project cost for the third plant is debt financed, then the third warrant tranche will not vest. In the event that Tyson owns a 90% or greater interest in Dynamic Fuels the number of shares subject to the second and third warrant tranche doubles subject to a limitation that Tyson will not receive pursuant to all tranches warrants for stock equal to or more than 20% of the outstanding shares of Syntroleum common stock. In the event Tyson defaults by not paying its capital contributions to the plant, Tyson loses the warrants for such plant. These warrants are accounted for in accordance with FASB ASC Topic 505 Equity-Based Payments to Non-Employees. Warrants granted to non-employees that are tied to performance criteria are expensed at the time the performance goals are met.

On June 30, 2008, the Company and Tyson entered into a Warrant Agreement providing for the issuance of warrants to Tyson to purchase shares of the Company’s common stock in exchange for credit support relating to the obligations of Dynamic Fuels. Dynamic Fuels received approval from the Louisiana State Bond Commission to issue up to $100 million of certain Gulf Opportunity Tax Exempt Bonds originated by the Louisiana Public Facilities Authority (the “Bonds”). On October 21, 2008 the issuance of the Bonds occurred and required a letter of credit in the amount of $100 million as collateral for Dynamic Fuels’ obligations under the Bonds. Tyson agreed under the terms of the Warrant Agreement to provide credit support for the entire $100 million Bond issue for which we issued Tyson warrants to purchase 800,000 shares of our common stock for $0.10 per share. The warrants were exercised on April 16, 2009. These warrants are accounted for in accordance with FASB ASC Topic 505 Equity-Based Payments to Non-Employees. The measurement date is the date of issuance, October 21, 2008. We valued the warrants at $8.6 million and have recorded them as an additional cost of our Investment in and Loans to Dynamic Fuels on our Consolidated Balance Sheets. This additional cost in our investment results in a difference between our cost and our share of the underlying equity of Dynamic Fuels. We amortize the basis difference to Earnings or Loss from Dynamic Investment in our Consolidated Statement of Operations over the life of the Bonds, 25 years.

Pursuant to two registration rights agreements, we have granted Tyson demand and piggyback registration rights with respect to the shares of common stock issuable pursuant to the warrants.

8. STOCK-BASED COMPENSATION

Our share-based incentive plans permit us to grant restricted stock units, restricted stock, incentive or non-qualified stock options, and certain other instruments to employees, directors, consultants and advisors of the Company. Certain stock options and restricted stock units vest in accordance with the achievement of specific company objectives. The exercise price of options granted under the plan must be at least equal to the fair value of our common stock on the date of grant. All options granted vest at a rate determined by the Nominating and Compensation Committee of our Board of Directors and are exercisable for varying periods, not to exceed ten years. Shares issued under the plans upon option exercise or stock unit conversion are generally issued from authorized, but previously unissued shares.

As of December 31, 2012, 580,683 shares of common stock were available for grant under our current plan. We are authorized to issue up to 1,221,137 plan equivalent shares of common stock in relation to stock options or restricted shares outstanding or available for grant under the plans.

Stock Options

The number and weighted average exercise price of stock options outstanding are as follows:

	Shares Under Stock Options	Weighted Average Price Per Share
OUTSTANDING AT DECEMBER 31, 2011	800,787	$17.90
Granted at market price	—	—
Exercised	(9,600)	$6.60
Expired or forfeited	(150,734)	$15.40

OUTSTANDING AT DECEMBER 31, 2012	640,453	$18.70

The following table summarizes information about stock options outstanding at December 31, 2012:

Options Outstanding				Options Exercisable
Range of Exercise Price	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options Exercisable	Weighted Average Exercise Price Per Share
$6.60 – $6.60	461,148	$6.60	5.58	461,148	$6.60
$14.10 – $15.50	5,000	14.10	8.58	5,000	14.10
$16.20 – $28.90	81,714	25.80	2.50	81,714	25.80
$31.90 – $68.80	67,523	64.70	1.83	67,523	64.70
$71.00 – $96.70	22,569	94.30	2.88	22,569	94.30
$105.10 – $105.10	2,500	105.10	2.59	2,500	105.10

	640,454	$18.70		640,454	$18.70

A total of 640,454 stock options with a weighted average exercise price of $18.70 were outstanding and fully vested at December 31, 2012. A total of 361,570 and 365,795 stock options with a weighted average exercise price of $6.70 and $6.60 were outstanding at December 31, 2011 and 2010, respectively, which had not vested.

There were no stock options granted for the years ended December 31, 2012 and 2010. During 2011, 5,000 shares were granted.

Non-cash compensation cost related to stock and stock options and restricted stock recognized during the years ended December 31, 2012, 2011 and 2010 was $508,000, $562,000 and $1,719,000, respectively.

The total intrinsic value of options exercised (i.e. the difference between the market price on the exercicse date and the price paid by the employee to exercise the options) during the years ended December 31, 2012, 2011 and 2010 was $36,125, $76,000 and $476,000, respectively. The total amount of cash received in 2012, 2011 and 2010 by the Company from the exercise of these options was $63,000, $35,000, and $232,000 respectively. As of December 31, 2012 there was no aggregrate intrinisic value of stock options that were fully vested. The remaining weighted average contractual term for options exercisable is approximately 4.9 years. As of December 31, 2012, all stock options have vested and all related compensation costs has been recognized.

Restricted Stock

We also grant common stock and restricted common stock units to employees. These awards are recorded at their fair values on the date of grant and compensation cost is recorded using graded vesting over the expected term. The weighted average grant date fair value of common stock and restricted stock units granted during the years ended December 31, 2012, 2011, and 2010 was $9.60 per share (total grant date fair value of $350,000) $21.80 per share (total grant date fair value of $429,000), and $25.90 per share (total grant date fair value of $379,000), respectively. As of December 31, 2012, all restricted stock units had vested. As of December 31, 2012, $22,000 in compensation cost related to restricted stock units was recognized. The total fair value of restricted stock units vested during December 31, 2012, 2011 and 2010 was $378,000, $499,000 and $1,584,000, respectively. The following summary reflects restricted stock unit activity and related information.

	Shares / Units	Weighted-Average Grant Date Fair Value
NONVESTED AT DECEMBER, 31, 2011	104,771	$3.50
Granted	36,458	$9.60
Vested or Exercised	(141,229)	$6.60
Expired or forfeited	—	$—

NONVESTED AT DECEMBER 31, 2012	—	$—

9. INCOME TAXES

We had federal income tax net operating loss (“NOL”) carry-forwards of approximately $363 million at December 31, 2012. Our NOLs generally begin to expire in 2018.

We recognize the tax benefit of NOL carry-forwards as assets to the extent that management concludes that the realization of the NOL carry-forwards is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate taxable income within the carry-forward period. The Company’s management has concluded that, based on the historical results of the Company, a valuation allowance should be provided for the entire balance of the net deferred tax asset.

We have not recorded an income tax provision for the year ended December 31, 2012 or 2011. This differs from the amount of income tax benefit that would result from applying the 35 percent statutory federal income tax rate to the pretax loss due to the increase in the valuation allowance in each period. The valuation allowance increased by approximately $404,000, $6,529,000, and $3,411,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Deferred taxes arise primarily from NOL carry-forwards and the recognition of revenues and expenses in different periods for financial and tax purposes.

Deferred taxes consist of the following (in thousands):

	December 31,
	2012	2011
Deferred tax assets:
NOL carry-forwards	$137,870	$124,695
Research and development credit	8,085	8,085
Deferred revenue	3,808	7,227
Investments	—	4,266
Stock-based compensation	2,831	3,108
Other	2,375	2,262

	154,969	149,643

Deferred tax liabilities:
Investments	(4,953)	—
Other	(389)	(420)

Net deferred tax asset before valuation allowance	149,627	149,223
Valuation allowance	(149,627)	(149,223)

Net deferred tax assets	$—	$—

Open tax years are December 31, 2010 forward for both federal and state jurisdictions, except for years in which net operating losses originated and are subsequently utilized.

10. COMMITMENTS AND CONTINGENCIES:

We have entered into various, non-cancelable operating leases for office space, equipment, land and buildings that expire between 2013 and 2023. Rental expense was $99,000 in 2012, $181,000 in 2011, and $325,000 in 2010. Total future minimum lease payments under these agreements as of December 31, 2012 are as follows:

Year	Amount
(in thousands)
2013	$101
2014	32
2015	9
2016	9
2017	9
Thereafter	39

$199

We have entered into employment agreements, which provide severance benefits to several key employees. Commitments under these agreements totaled approximately $2,208,000 at December 31, 2012. Expense is not recognized until an employee is severed.

On August 17, 2007, we entered into a Resignation and Compromise Agreement (“Compromise Agreement”) with Mr. Ziad Ghandour, a former director, employee and consultant to Syntroleum. Under the Compromise Agreement, Mr. Ghandour has the right to receive additional compensation until December 31, 2011 for five potential commercial projects, as defined in the Compromise Agreement. Mr. Ghandour claimed he is entitled to additional compensation as a result of a business transaction with SINOPEC. We determined that no additional compensation was warranted as a result of the transaction. The arbitration between Syntroleum Corporation and

Ziad Ghandour’s styled Ziad Ghandour v. Syntroleum Corporation, Case No. 50 166 T 00048 10, pending before the American Arbitration Association, was settled on January 17, 2011, and the arbitration was dismissed with prejudice on January 18, 2011. The parties exchanged mutual releases. The settlement has been recorded in our year ended December 31, 2010 Statement of Operations.

11. SIGNIFICANT CUSTOMERS

The Company’s revenue is derived from significant customers. Two customers made up 97% of revenues in 2012 and 99% in 2011 while three customers made up 93% of revenues in 2010. See Note 4, “Investment in and Loans to Dynamic Fuels” for further information regarding revenue transactions with specific customers.

12. FAIR VALUE DISCLOSURES

The Company’s short-term financial instruments consist of cash, accounts receivable, accounts payable, and accrued expenses. The carrying amounts of these financial instruments approximate fair value because of their short-term maturities. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

13. SEGMENT INFORMATION

We apply FASB ASC Topic 280, Segment Reporting. Previously, our reportable business segments have been identified based on the differences in products or services provided. As discussed in Note 3, we classified the research and development component as discontinued operations for the years ended December 31, 2012, 2011 and 2010. We now operate only one reportable segment.

14. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR’S REPORT

The financial statements for all prior periods have been retroactively adjusted to reflect the April 11, 2013 one-for-ten reverse stock split of the Company’s common stock which allowed the Company to regain compliance with Nasdaq’s minimum price Market place Rule as of April 26, 2013. As a result of the reverse split, each ten (10) outstanding shares of pre-split common stock were automatically combined into one (1) share of post-split common stock. Fractional shares received cash and proportional adjustments were made to the Company’s outstanding stock options and other equity awards and to the Company’s equity compensation plans to reflect the reverse stock split. The financial statements for all prior periods have been retroactively adjusted to reflect this stock split for both common stocks issued and options outstanding.

On December 17, 2013, Renewable Energy Group, Inc. (“REG”), REG Synthetic Fuels, LLC, a wholly-owned subsidiary of REG (“REG Synthetic”), and Syntroleum entered into an Asset Purchase Agreement pursuant to which REG Synthetic has agreed to acquire substantially all assets, including all of Syntroleum’s intellectual property and its 50% equity interest Dynamic Fuels (the “Asset Purchase Agreement”).

As consideration for the asset sale, REG will assume substantially all material liabilities of Syntroleum and Syntroleum will receive 3,796,000 shares of REG common stock, subject to downward adjustment (based on the value of REG common stock at closing, as calculated under the Asset Purchase Agreement) to the extent that Syntroleum’s cash on hand at closing is less than $3.2 million; provided, that, if the per share value of REG’s common stock at closing (as calculated under the Asset Purchase Agreement) is equal to or greater than $12.91, then the number of shares of REG common stock will be equal to (A) $49,000,000, divided by (B) the REG common stock value at closing (as calculated under the Asset Purchase Agreement). The closing of the transaction is conditioned upon Syntroleum’s receipt of the approval of the holders of a majority of Syntroleum’s outstanding shares of common stock and other specified closing conditions. If Syntroleum’s stockholders approve the transaction and the other closing conditions are satisfied or waived, it is expected that the asset sale will close in the first quarter of 2014.

15. QUARTERLY DATA (UNAUDITED)

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	(in thousands, except per share data)
2012
Revenues	$1,250	$10,810	$4,342	$1,124
Operating income (loss)	(786)	8,763	2,037	(797)
Loss from Dynamic Fuels investment	(830)	(2,155)	(2,752)	(4,275)
Net income (loss) from continuing operations	(1,923)	6,956	(1,037)	(5,059)
Net income (loss) from discontinued operations	(10)	(9)	(9)	(10)
Net income (loss)	(1,933)	6,947	(1,046)	(5,069)
Basic and diluted EPS
Continuing operations	$(0.20)	$0.70	$(0.11)	$(0.50
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Net income (loss)	$(0.20)	$0.70	$(0.11)	$(0.50)

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	(in thousands, except per share data)
2011
Revenues	$849	$1,188	$1,176	$1,001
Operating income (loss)	(1,587)	(214)	(452)	(796)
Loss from Dynamic Fuels investments	(2,109)	(4,829)	(5,348)	(1,594)
Net income (loss) from continuing operations	(3,908)	(5,469)	(4,588)	(2,957)
Net income (loss) from discontinued operations	1	(9)	(9)	(10)
Net income (loss)	(3,907)	(5,478)	(4,597)	(2,967)
Basic and diluted EPS
Continuing operations	$(0.48)	$(0.67)	$(0.50)	$(0.24)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Net income (loss)	$(0.48)	$(0.67)	$(0.50)	$(0.24)

Our revenues and costs are the result of projects described in these financial statements and are not from a mature, more predictable business. These projects may affect the comparability of the periods presented.

Annex A

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

AMONG

RENEWABLE ENERGY GROUP, INC.,

REG SYNTHETIC FUELS, LLC,

AND

SYNTROLEUM CORPORATION

Dated as of December 17, 2013

EXECUTION VERSION

A-i

A-ii

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 17, 2013 by and among REG SYNTHETIC FUELS, LLC, an Iowa limited liability company (“Purchaser”), RENEWABLE ENERGY GROUP, INC., a Delaware corporation (“Parent”), and SYNTROLEUM CORPORATION, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Company is principally engaged in the business of conversion of synthesis gas into liquid hydrocarbons, the upgrading of FT liquid hydrocarbons into refined petroleum products, and converting renewable feedstocks into drop-in bio-fuels;

WHEREAS, the Company desires to sell, transfer and assign to Purchaser, and Purchaser desires to purchase, acquire and assume from the Company, the Purchased Assets (as hereafter defined), which constitute substantially all assets of the Company, and the Assumed Liabilities (as hereafter defined) for the purchase price and on the terms and subject to the conditions hereinafter set forth (the “Asset Sale”);

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that this Agreement, the Asset Sale and the other transactions contemplated hereby are expedient and fair to, and in the best interests of, the Company and its stockholders, and (ii) adopted resolutions approving this Agreement, the Asset Sale and the other transactions contemplated hereby, and recommending to the stockholders of the Company the adoption of a resolution approving the sale of substantially all of the Company’s assets pursuant to, and on the terms and conditions set forth in, this Agreement;

WHEREAS, the Boards of Directors of Purchaser and Parent has unanimously approved this Agreement, the Asset Sale and the other transactions contemplated hereby, upon the terms and subject to the conditions set forth herein;

WHEREAS, as soon as practicable following the Closing (as hereafter defined), the Company intends to: (1) wind up its affairs, satisfy all valid claims of creditors and others having claims against the Company, and distribute any remaining assets (including any remaining Purchase Price) to its stockholders; (2) request delisting of its shares from the NASDAQ Capital Market (the “NASDAQ”); and (3) be dissolved and liquidated;

WHEREAS, for United States federal income tax purposes, it is intended that the Asset Sale contemplated by this Agreement will qualify as a reorganization under the provisions of Section 368(a)(1)(C) of the Code (as hereafter defined), and that this Agreement constitutes a plan of reorganization within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code (as hereafter defined); and

WHEREAS, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

Section 1.01 Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase, acquire and accept from the Company and the Company shall sell, transfer, assign, convey and deliver to Purchaser (or its designated Affiliate or Affiliates) all of the

Company’s, right, title and interest in, to and under the Purchased Assets, free and clear of all Liens except for Permitted Liens. “Purchased Assets” shall mean all of the business, assets, properties, contractual rights, goodwill, going concern value, rights and claims of the Company, wherever situated and of whatever kind and nature, real or personal, tangible or intangible, whether or not reflected on the books and records of the Company, other than the Excluded Assets, including without limitation each of the following assets:

(a) all stock or equity interests in the Included Subsidiaries, including all rights as a member of Dynamic, but specifically not including the stock or equity interests in the Excluded Subsidiaries;

(b) all of the Company’s Proprietary Rights, including without limitation the Company’s Proprietary Rights set forth in Section 3.15(a) of the Company Disclosure Schedules, and the right to enforce and seek and retain damages for the infringement or misappropriation of such Proprietary Rights;

(c) all Contracts to which the Company is a party and rights thereunder, including, without limitation, those Contracts set forth on Section 1.01(c) of the Company Disclosure Schedules, but excluding the Company Options, Severance Agreements, Contracts set forth on Section 1.02(b) of the Company Disclosure Schedules; and those Contracts which become Excluded Assets pursuant to Section 5.17 (the “Purchased Contracts”);

(d) all cash and cash equivalents, in excess of the Cash Reserve;

(e) all accounts receivable and other current assets;

(f) all tangible personal property (such as machinery, equipment, furniture, office equipment, vehicles and tools);

(g) all Permits, to the extent transferable under applicable Law;

(h) all Documents; and

(i) all claims, deposits, prepayments and rights to refunds (including without limitation any refunds relating to Taxes) causes of action, rights of recovery and rights of set-off.

Section 1.02 Excluded Assets. Nothing herein contained shall be deemed to sell, transfer, assign or convey the Excluded Assets to Purchaser, and the Company shall retain all right, title and interest to, in and under the Excluded Assets. “Excluded Assets” shall mean each of the following assets:

(a) any Contracts that become Excluded Assets in accordance with Section 5.17;

(b) the Contracts set forth on Schedule 1.02(b) (the “Specified Contracts”);

(c) the Company’s rights under this Agreement and the Assignment and Assumption Agreement;

(d) treasury shares in the Company;

(e) the Company’s certificate of incorporation, by-laws, minute books, corporate seal and other corporate records relating to its corporate organization and capitalization;

(f) the Company Options and Severance Agreements, except as set forth on Section 1.01(c) of the Company Disclosure Schedules.

(g) the Benefit Plans;

(h) the amount of cash equal to the Cash Reserve;

(i) all personal records and other records that the Company is required by Law to maintain in its possession;

(j) all stock or equity interests in the Excluded Subsidiaries; and

(k) all insurance policies, including director and officer insurance policies, of the Company and rights to proceeds thereunder.

Section 1.03 Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall (or shall cause its designated Affiliate or Affiliates to) assume, effective as of the Closing, the following (and only the following) Liabilities of the Company as of the Closing:

(a) all Liabilities arising from or related to the Purchased Contracts;

(b) all accounts payable reflected on the Company’s balance sheet as of September 30, 2013 and accounts payable arising since the date of such balance sheet in the ordinary course of business (collectively, the “Assumed Liabilities”); and

(c) the Liabilities listed on Section 1.03(c) of the Company Disclosure Schedules.

Section 1.04 Excluded Liabilities. Purchaser will not assume or be liable for any Liabilities of the Company, except for Assumed Liabilities, which shall remain the obligations of the Company following the Closing (the “Excluded Liabilities”). The Company shall timely perform, satisfy and discharge in accordance with their respective terms all Excluded Liabilities, including without limitation each of the following Liabilities of the Company:

(a) except to the extent expressly included as an Assumed Liability, any Liability arising or resulting from events occurring after the Closing, including without limitation any Liability arising in connection with the liquidation of the Company and/or any dividend or other distribution by the Company to its stockholders;

(b) except to the extent expressly included as an Assumed Liability, any Liability under or with respect to any Excluded Assets including, without limitation, all Liabilities under the Specified Contracts and all Contracts that become Excluded Assets in accordance with Section 5.17;

(c) any Liability arising under this Agreement;

(d) all Liabilities of the Company or any of its Subsidiaries for fees, expenses and costs of legal, accounting, financial or other advisors incurred in connection with or arising from this Agreement, the Asset Sale or any of the other transactions contemplated hereby;

(e) any Liability or obligation of the Company with respect to its employees, directors or consultants, including those arising out of the employment or retention of any employee or service provider, including without limitation any Liability arising out of any employment agreements, Benefit Plans and Severance Agreements (including, without limitation, any Liability with respect to Taxes required to be paid or withheld in connection with any grant, exercise or acceleration of any option, award or other such right);

(g) all Liabilities for Excluded Taxes; and

(h) all Liabilities listed on Section 1.04(h) of the Company Disclosure Schedules.

ARTICLE II

PURCHASE PRICE; CLOSING AND TERMINATION

Section 2.01 Purchase Price. In consideration of the sale and transfer of the Purchased Assets and in addition to the assumption of the Assumed Liabilities by the Purchaser, Purchaser agrees to transfer and deliver to the Company (the “Purchase Price”) 3,796,000 shares of Parent Common Stock, less the number of

Adjustment Shares, if any; provided, however, that in the event that the Parent Average Share Price is equal to or greater than $12.91, the Purchase Price shall be the number of shares of Parent Common Stock equal to (A) $49,000,000, divided by (B) the Parent Average Share Price (such amount to be rounded up to the nearest whole share). As used in this Agreement, (x) “Parent Average Share Price” means the average of the last reported sale price per share of Parent Common Stock on NASDAQ or, if the Parent Common Stock is not then listed on NASDAQ, then the principal securities market on which the Parent Common Stock is then listed or quoted, for the 20 consecutive Trading Days on which such shares are actually traded on NASDAQ (or such other market) ending on the third Trading Day prior to the Closing Date and (y) “Trading Day” means any day on which securities are traded on NASDAQ (or such other market).

Section 2.02 Payment of Purchase Price. At the Closing, (a) the Company shall deliver to the Purchaser the various agreements, certificates, instruments and documents referred to in Section 6.02; (b) the Parent and the Purchaser shall deliver to the Company the various agreements, certificates, instruments and documents referred to in Section 6.03; (c) the Company shall execute, acknowledge (if appropriate) and deliver to the Purchaser (i) an assignment and assumption agreement (the “Assignment and Assumption Agreement”) in form and substance acceptable to Purchaser and such transfer documents as Purchaser may reasonably request evidencing the transfer of any Proprietary Rights transferred pursuant to this Agreement (the “IP Assignment Agreements”) and (ii) such other instruments of sale, transfer, conveyance and assignment as the Purchaser and its counsel may reasonably request; (d) the Purchaser shall execute, acknowledge and deliver to the Company (i) the Assignment and Assumption Agreement and the IP Assignment Agreements and (ii) such other instruments of assumption as the Company and its counsel may reasonably request; (e) the parties hereto shall have delivered the documents and performed the obligations set forth in Article VI hereof; and (f) the Purchaser will deliver to the Company the Purchase Price payable at the Closing as specified in Section 2.01.

Section 2.03 Closing. Subject to the terms and conditions of this Agreement, the closing of the Asset Sale (the “Closing”) will take place at 10:00 a.m., New York City local time, as promptly as practicable, but in no event later than the second Business Day after the satisfaction or waiver (by the party entitled to grant such waiver) of the conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) set forth in Article VI, at the offices of Foley & Lardner LLP, 111 Huntington Avenue, Boston, Massachusetts 02199 or at such other place, date and time as the Company and Purchaser may agree in writing. The date of the Closing is referred to as the “Closing Date.”

Section 2.04 Parent Guaranty. The Parent hereby unconditionally guarantees to the Company (i) the full and prompt payment when due of the Purchase Price in accordance with this Agreement, (ii) the Purchaser’s assumption and responsibility for the Assumed Liabilities, and (iii) all of the Purchaser’s other obligations under this Agreement and the documents related thereto (collectively, the “Guaranteed Obligations”), such that if the Guaranteed Obligations are not paid or performed by the Purchaser when due or required, the Parent will promptly, upon the written demand of the Company, pay or cause the performance of the Guaranteed Obligations. The liability of the Parent on this guaranty shall be continuing, direct and immediate and not conditional or contingent upon the pursuit of remedies against the Purchaser, and separate actions may be brought against both the Purchaser and the Parent.

Section 2.05 Withholding. Purchaser and its Affiliates shall be entitled to deduct and withhold from the Purchase Price and any other payments contemplated by this Agreement such amounts as they, in their reasonable discretion, determine are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are withheld pursuant to this Section 2.05, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. At the Closing, the Company will provide any forms or certificates the Parent or Purchaser may reasonably request in order to satisfy withholding obligations under any applicable Tax law.

Section 2.06 2007 Warrant. If, in connection with the liquidation and dissolution of the Company following the Closing, the Company is required to offer security with respect to potential contingent liabilities associated with “Warrant Tranche II” and “Warrant Tranche III” under the 2007 Warrant Agreement, either pursuant to an agreement with the contingent claimant or the approval of the Delaware Court of Chancery, then Purchaser agrees that it shall, at Purchaser’s election (in its sole discretion), do one of the following: (i) deliver to the Company shares of Parent Common Stock with a current market value in an amount sufficient to fully fund such security (less $200,000 in the event that the Company does not seek Chancery Court approval), or (ii) agree with the Company to assume the Company’s obligations with respect to “Warrant Tranche II” and “Warrant Tranche III” under the 2007 Warrant Agreement; notwithstanding the foregoing, if, for any reason, the Company is unable, prior to the first anniversary of the Closing Date, to either (A) come to agreement with the contingent claimant or (B) obtain the final, non-appealable approval of the Delaware Court of Chancery to the proposed security, then the Purchaser shall assume the Company’s obligations with respect to “Warrant Tranche II” and “Warrant Tranche III” under the 2007 Warrant Agreement. The Company agrees to use reasonable good faith efforts to reach agreement with the contingent claimant or obtain Delaware Court of Chancery approval as promptly as practicable and shall provide keep Purchaser advised on a current basis regarding the status of, and provide Purchaser the opportunity to participate in, any discussions with the contingent claimant. The Company shall not come to agreement with the contingent claimant without Purchaser’s prior written consent, which consent shall not be unreasonably withheld.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except as set forth in the disclosure schedules with respect to this Agreement delivered by the Company to Purchaser prior to the execution of this Agreement (the “Company Disclosure Schedules”), the Company represents and warrants to Purchaser as follows:

Section 3.01 Organization and Qualification.

(a) The Company and each of its Subsidiaries is a duly organized and validly existing corporation or other legal entity in good standing under the Laws of its jurisdiction of formation or organization, with all requisite entity power and authority to own, lease and operate its properties and conduct its business as currently conducted. The Company and each of its Subsidiaries is duly qualified and in good standing as a foreign entity authorized to do business in each of the jurisdictions in which the character of the properties owned, leased or operated by it or the conduct of the business transacted by it makes such qualification necessary, except where the failure to be so qualified and in good standing has not had and is not reasonably likely to have a Material Adverse Effect. The Company has heretofore provided to Purchaser true, correct and complete copies of the Certificate of Incorporation and Bylaws of the Company and the certificate of incorporation and bylaws (or similar governing documents), each as currently in effect, for each of the Company’s Subsidiaries and the Company and each of its Subsidiaries is in compliance in all respects with its respective certificate of incorporation and bylaws (or similar governing documents). Section 3.01(a) of the Company Disclosure Schedules sets forth a list of all Subsidiaries of the Company, the state of incorporation or organization and the foreign jurisdictions in which each such Subsidiary is qualified to do business.

(b) Section 3.01(b) of the Company Disclosure Schedules sets forth with respect to the Company and each of its Subsidiaries: (i) all directors and officers, (ii) all bank, payroll and securities brokerage accounts and all authorized signers for each such account; and (iii) all powers of attorney granted to any Person that are currently in effect.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock, of which 9,966,117 shares are issued and outstanding as of the date of this Agreement, and 5,000,000 shares of preferred stock, $.01 par value per share (“Company Preferred Stock”), of which 250,000 shares have been designated Series A Junior Participating Preferred Stock, none of which are issued and outstanding as of the date of this Agreement. In addition, as of the date of this Agreement, there are outstanding Options to purchase an aggregate of 572,640 shares of Company Common Stock (the “Company Options”) and Warrants to purchase an aggregate of 1,787,687 shares of Company Common Stock (the “Company Warrants”). As of the date hereof, no shares of Company Preferred Stock are reserved for issuance, other than 250,000 shares of Series A Junior Participating Preferred Stock reserved for issuance pursuant to the Company Rights Agreement. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and are free of preemptive rights. The Company has no shares of Company Common Stock reserved for issuance except with respect to the exercise of the Company Options and Company Warrants described in this Section 3.02(a), each of which is listed on Section 3.02(a)(i) of the Company Disclosure Schedules, together with the name of the holder thereof, the number of shares of Company Common Stock subject to such Company Options or Company Warrants, the number of vested shares of Company Common Stock, the date of expiration and the exercise price thereof. Except as listed on Section 3.02(a)(ii) of the Company Disclosure Schedule, neither the execution of this Agreement, nor the consummation of the Asset Sale will create any obligation or Liability for the Purchaser or the Parent with respect to any Company Option or Company Warrant. The Company Common Stock and Series A Junior Participating Preferred Stock constitute the only classes of securities of the Company or any of its Subsidiaries registered or required to be registered under the Exchange Act.

(b) Except for the Company Options and Company Warrants described in paragraph (a), there are no outstanding (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or other ownership interests in the Company, (ii) options, warrants, rights or other agreements or commitments to acquire from the Company, or obligations of the Company to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in) the Company, (iii) except as listed on Section 3.02(b) of the Company Disclosure Schedule, obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to the issuance of any capital stock, voting securities or other ownership interests in the Company (the items in clauses (i), (ii) and (iii), together with the shares of Company Common Stock, being referred to collectively as “Company Securities”) or (iv) obligations of the Company or any of its Subsidiaries to make any payments directly or indirectly based (in whole or in part) on the price or value of the shares of Company Common Stock. There are no outstanding obligations, commitments or arrangements, contingent or otherwise, of the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any Company Securities. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of capital stock of the Company.

(c) Section 3.02(c) of the Company Disclosure Schedules lists each Subsidiary of the Company and sets forth the Company’s percentage ownership and, with respect to non-Wholly-Owned Subsidiaries, ownership type in each such Subsidiary. Each of the outstanding shares of capital stock or other securities of or interests in each such Subsidiary is duly authorized, validly issued, fully paid and nonassessable and the Company or one or more of its direct or indirect Wholly-Owned Subsidiaries is the record and beneficial owner of the applicable equity interests of each Subsidiary of the Company, free and clear of all Liens other than Permitted Liens. There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock, voting securities or other ownership interests in any Subsidiary of the Company, (ii) options, warrants, rights or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) any Subsidiary of the Company, or (iii) obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to the issuance of any capital stock, voting securities or other ownership interests in any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of such Subsidiaries, being referred to collectively as “Subsidiary Securities”). The transfer of the stock or other equity interests in the Included Subsidiaries to the Purchaser pursuant to the Asset Sale is not subject to any right of first refusal, right of first offer, right to purchase, transfer restriction or other Lien. There are no (x) outstanding obligations of the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any outstanding Subsidiary Securities, or (y) voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of capital stock of any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or other equity securities of any entity that is not a Subsidiary of the Company. None of the Excluded Subsidiaries owns or has a right to acquire any significant assets.

Section 3.03 Authority; Board Action.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Stockholder Vote and the satisfaction of the conditions set forth in Article VI, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the Company Stockholder Vote. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of Purchaser and Parent, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Requirements of Law of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The Board of Directors of the Company has unanimously (i) determined that this Agreement, the Asset Sale and the other transactions contemplated hereby are expedient and fair to, and in the best interests of, the Company and its stockholders, and (ii) adopted resolutions approving this Agreement, the Asset Sale and the other transactions contemplated hereby, and, subject to Section 5.03(d), recommending to the stockholders of the Company the adoption of a resolution approving the sale of substantially all of the Company’s assets pursuant to, and on the terms and conditions set forth in, this Agreement (the “Company Board Recommendation”).

(c) The Board of Directors of the Company has, to the extent such statutes or provisions are applicable, taken all action necessary to exempt Parent, Purchaser, the Asset Sale and the other transactions contemplated hereby from Section 203 of the DGCL and Article VIII of the Company’s certificate of incorporation. No other antitakeover Law is applicable to this Agreement, the Asset Sale or the other transactions contemplated hereby.

Section 3.04 Consents and Approvals; No Violation.

(a) Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions by the Company contemplated hereby will, assuming that the conditions set forth in Article VI are satisfied, (i) violate or conflict with or result in any Breach of any provision of (A) the Certificate of Incorporation or Bylaws or (B) the respective certificates of incorporation or bylaws or other similar governing documents of any Subsidiary, (ii) assuming all filings described in subsection (b) below have been made, conflict with or violate in any material respect any Laws binding upon the Company, any of its Subsidiaries or any of their respective assets or properties, or (iii) except as set forth in Section 3.04 of the Company Disclosure Schedules, violate or conflict with, or result in a Breach of any provision of, or require any consent, waiver or approval, or result in a default or result in the loss of a material benefit under, or give rise to any right of termination, cancellation, amendment, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract or result in the creation of any Lien (other than a Permitted Lien) upon any properties, assets or rights of the Company or any of its Subsidiaries, except as, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company and its Subsidiaries and the consummation of the transactions contemplated hereby by the Company do not and will not require any material consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except the filing of the Company Proxy Statement and any other filings required under the Exchange Act with the SEC.

Section 3.05 Company SEC Documents; Financial Statements; Internal Controls.

(a) The Company has filed with the SEC all forms, reports, schedules, statements, financial statements and other documents required to be filed with the SEC by the Company (together with all information incorporated therein by reference, the “Company SEC Documents”) since January 1, 2011. No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC. As of their respective dates or, if amended prior to the date hereof, as of the amendment date, the Company SEC Documents complied, and any Company SEC Documents filed with the SEC after the date hereof will comply, in all material respects with the requirements of the United States Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents at the time it was filed or, if amended prior to the date hereof, as of the amendment date, contained, or if filed after the date hereof, as of the filing date, will contain, any untrue statement of a material fact or omitted, or if filed after the date hereof as of the filing date, will omit, to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments in comments letters received from the SEC staff with respect to the Company SEC Documents. The Company has not received written notice that any of the Company SEC Documents are the subject of ongoing SEC review.

(b) The financial statements (including the notes thereto) of the Company included in the Company SEC Documents comply as to form, as of their respective dates of filing or, if amended prior to the date hereof, as of the date of filing of the amendment, and any Company SEC Documents filed after the date hereof will comply as to form, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, or will fairly present, in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that will not be material in amount or effect). The Company has heretofore made available or promptly will make available to the Purchaser a complete and correct copy of all amendments or modifications to the Company SEC Documents (in draft or final form) which are required to be filed with the SEC but have not yet been filed with the SEC. Except for liabilities and obligations incurred (A) in connection with this Agreement or the transactions contemplated hereby or (B) reflected or reserved against in the consolidated balance sheet of the Company as of September 30, 2013, including the notes thereto, or (c) in the ordinary course of the Company’s business since September 30, 2013, the Company and its Subsidiaries have no liabilities of any nature (whether accrued, absolute, contingent or otherwise) that individually or in the aggregate have had or would reasonably be expected to have a Material Adverse Effect.

(c) The Company maintains internal controls over financial reporting (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) in compliance with the requirements of the Exchange Act. The Company’s internal control over financial reporting is a process designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and is effective in performing the functions for which it was established. Since the end of the Company’s most recent audited fiscal year, there has been (i) no significant deficiency or material weakness in the design or operation of the Company’s internal control over financial reporting (whether or not remediated) which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(d) The Company maintains disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) consisting of controls and other procedures designed to ensure that information the Company is required to disclose in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer. Each of the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC (the “Sarbanes-Oxley Act”) and the NASDAQ, and the statements made in each such certification are complete and correct; the Company, its subsidiaries and its directors and officers are each in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(e) The Company is in compliance in all material respects with all applicable listing and corporate governance rules and regulations of NASDAQ.

Section 3.06 Absence of Certain Changes. Since September 30, 2013:

(a) The Company and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course consistent with past practice except for the transactions contemplated by this Agreement, and have not taken, permitted or suffered any action or occurrence that, if taken, permitted or suffered after the date hereof, would not be permitted under paragraphs (a) through (z) of Section 5.01 hereof, and there has not occurred a Material Adverse Effect.

(b) The Company has not sustained any damage, destruction or loss by reason of fire, explosion, earthquake, casualty, labor trouble (including but not limited to any claim of wrongful discharge or other unlawful labor practice), requisition or taking of property by any government or agent thereof, windstorm, embargo, riot, act of God or public enemy, flood, accident, revocation of license or right to do business, total or partial termination, suspension, default or modification of Contracts, governmental restriction or regulation, other calamity, or other similar or dissimilar event (whether or not covered by insurance) that has resulted or would be reasonably likely to result in a Material Adverse Effect.

Section 3.07 Related Party Transactions; Loans and Guarantees. Except pursuant to this Agreement and the transactions contemplated hereby or as disclosed in Section 3.07 of the Company Disclosure Schedules: (a) there are no material transactions or series of related transactions, agreements, arrangements or understandings, which involve any current or future obligations, nor are any such transactions or series of related transactions currently proposed, between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s Affiliated Persons, on the other hand, and true, complete and correct copies of such agreements and arrangements have been made available by the Company to Purchaser; (b) neither the Company nor any Subsidiary has made any loan to any Person which is outstanding in whole or in part, and neither the Company nor any Subsidiary has guaranteed the payment of any loan or debt of any Person pursuant to which the Company or any Subsidiary has or could have any current or future obligation, except for travel or similar advances made to non-officer employees in connection with their employment duties in the ordinary and usual course of business, consistent with past practice; and (c) none of the Company’s Affiliated Persons has, directly or indirectly, (i) an economic interest in any entity which furnishes or sells (or has, during the previous twelve (12) months, furnished or sold) services or products that the Company or any Subsidiary furnishes or sells, or proposes to furnish or sell, (ii) an economic interest in any entity that purchases from or sells or furnishes to (or has, during the previous twelve (12) months, purchased from or sold or furnished to) the Company or any Subsidiary any goods or services, or (iii) a beneficial interest in any Contract of the Company or any Subsidiary;

provided, however, that no such Company Affiliated Person shall be deemed to have such an economic interest solely by virtue of holding less than one percent (1%) of the outstanding voting stock of a corporation whose equity securities are traded on a recognized stock exchange in the United States.

Section 3.08 Insurance. Section 3.08 of the Company Disclosure Schedules sets forth a true and complete list of (a) all liability and other insurance policies insuring the Company and its Subsidiaries against losses arising out of or related to the businesses of the Company and its Subsidiaries (and accurately describes the coverage carried and expiration dates of such policies) and all key man life insurance policies owned or maintained by the Company; and (b) a list of all pending claims under each such policy. Each of the Company and its Subsidiaries is covered by insurance in scope and amount customary and reasonable for the businesses in which it is engaged and will be so covered after consummation of the transactions contemplated hereby. The insurance policies listed in Section 3.08 of the Company Disclosure Schedules constitute insurance protection against all liability, claims and risks occurring in the ordinary course of business customarily included within comprehensive liability coverage and at amounts and levels customarily maintained for a business of this type. All such policies are in full force and effect and are valid, outstanding and enforceable, and all premiums due thereon have been paid in full. No such policy will terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by this Agreement. The Company and its Subsidiaries have complied in all material respects with the provisions of each policy under which it is the insured party, and all material claims under such policies have been filed in a timely fashion. No insurer under any insurance policy has canceled or generally disclaimed liability under any such policy or, to the Company’s Knowledge, indicated any intent to do so or not to renew any such policy, and no event specific to the Company or any Subsidiary has occurred which could reasonably be expected to result in a material retroactive upward adjustment in premiums under any such insurance policies or which could reasonably be expected to result in a material prospective upward adjustment in such premiums.

Section 3.09 Employee Matters.

(a) The Company and each of its Subsidiaries has complied in all material respects with every Requirement of Law relating to the hiring, employment, retention, termination, and classification of employees and service providers including, without limitation, provisions thereof relating to wages, overtime, hours, equal opportunity, mandatory or protected leaves of absence, meal and rest periods, record-keeping, reasonable accommodation, confidentiality, occupational health and safety, the verification requirements and the recordkeeping requirements of the Immigration Reform and Control Act of 1986 or its successor (“IRCA”) and collective bargaining. There has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act or similar state Laws with respect to the Company or any Subsidiary within the six (6) months prior to date of this Agreement.

(b) (i) Neither the Company nor any Subsidiary is or has been delinquent in payments to any employee for any wage, salary, commission, bonus or other compensation for any services performed by them to date, amounts required to be reimbursed to such employees, or amounts that must be paid to an employee upon termination of employment in any material respect; (ii) the Company and its subsidiaries have withheld, remitted and reported all amounts required by law or by agreement to be withheld, remitted or reported with respect to the wages, salaries and other payments to employees; (iii) there are no pending, or, to the Company’s Knowledge, threatened Actions, administrative proceedings or investigations by any Person alleging or involving any potential Liability arising out of, based on, or resulting from any violation or alleged violation, of any applicable Legal Requirements related to employment, working conditions or other aspects of the relationship between an the Company or any of its Subsidiaries on the one hand and any employee or service provider on the other hand; (iv) no unfair labor practice complaint or action has been asserted against the Company or any Subsidiary before the National Labor Relations Board or any other Governmental Authority; (iii) neither the Company nor any of its Subsidiaries is a party to any labor contract, collective bargaining agreement, letter of understanding, or any other arrangement, formal or informal, with any labor union or organization; (v) no labor union currently represents, or has represented, the employees of the Company or any Subsidiary; (vi) neither the Company nor any of its Subsidiaries is the subject of any proceeding seeking to compel it to bargain with any labor union; (vii) within the last three (3) years there has not been or, to the Company’s Knowledge, threatened, any labor union organizing activities, labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries; and (ix) no employee or other service provider of the Company or any Subsidiary has made an unresolved formal or informal complaint that, if true, would constitute a material violation of any Law.

(c) To the Company’s Knowledge, no employee or other service provider of the Company or any Subsidiary is bound by any agreement with any other Person that is violated or breached by such individual performing the services that he or she is currently performing for the Company or such Subsidiary. Except as set forth on Section 3.09(c) of the Company Disclosure Schedules, every employee of the Company and each of its Subsidiaries is employed on an at-will basis and no employee has a Contract with the Company or any Subsidiary that would interfere with the ability of the Company or such Subsidiary to discharge any such employee at any time for any reason without any financial consequence.

Section 3.10 Employee Benefit Plans.

For purposes of this Section 3.10, the term “Company and its Subsidiaries” shall include any Person organized under the laws of the United States or operating therein that is or would be aggregated with the Company and its Subsidiaries under Section 414(b), (c), (m), or (o) of the Code (an “ERISA Affiliate”).

(a) Section 3.10 of the Company Disclosure Schedules sets forth a true, correct and complete list of:

(i) Each termination, change in control or severance agreement involving Company and its Subsidiaries, on the one hand, and any of their respective current or terminated employees or service providers, on the other hand;

(ii) All employee benefit plans, as defined in ERISA Section 3(3);

(iii) All other profit-sharing, bonus, stock option, stock purchase, stock bonus, restricted stock, stock appreciation right, phantom stock, vacation pay, holiday pay, paid time off, tuition reimbursement, scholarship, severance, dependent care assistance, excess benefit, fringe benefit, voluntary benefit, deferred compensation, incentive compensation, salary continuation, supplemental retirement, employee loan or loan guarantee program, split dollar, cafeteria plan, and other benefits or compensation arrangements, plans, programs or policies; and

(iv) Each Multiemployer Plan;

in each case of the foregoing clauses (i) through (iv), sponsored by, participated in, maintained or contributed to by each of the Company or its Subsidiaries for the benefit of its employees (or former employees) and/or their beneficiaries or under which a Company or any Subsidiary may incur any liability. All of these types of arrangements (excluding Multiemployer Plans) shall be collectively referred to as “Benefit Plans.”

(b) The Company has delivered to Purchaser a true and complete copy of the following documents, to the extent that they are applicable:

(i) Each Benefit Plan and any related funding agreements (e.g., trust agreements or insurance Contracts), including all amendments and any related actuarial reports and the most recent periodic accounting of related plan assets, and related contractual agreements thereunder (e.g., administrative service agreements, registered investment advisor agreements, broker agreements);

(ii) The current summary plan description and all subsequent summaries of material modifications of each Benefit Plan, all communications and notices material to any employee relating to any current or proposed Benefit Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules, or other events which would result in any liability to the Company;

(iii) The most recent Internal Revenue Service determination, opinion, advisory or notification letter for each Benefit Plan that is intended to qualify for favorable income Tax treatment under Section 401(a) or 501(c)(9) of the Code, which such letter reflects all amendments that have been made to each such Benefit Plan (except as set forth in Section 3.10 of the Company Disclosure Schedules); and

(iv) All material correspondence to or from any governmental agency relating to any Benefit Plan, including (without limitation) top-hat notices filed with the Department of Labor and filings with the PBGC;

(v) The three (3) most recent plan years discrimination tests for each Benefit Plan;

(vi) Collective bargaining agreements, memorandum of understandings or other such Contracts (including all addendums, amendments and related correspondence thereto), and notices pertaining to the funding status of any Multiemployer Plan; and

(vii) The three (3) most recent Form 5500s (including all applicable Schedules and the opinions of the independent accountants) that were required to be filed on behalf of any Benefit Plan.

(c) All costs of administering and contributions required to be made to each Benefit Plan under the terms of that Benefit Plan, ERISA, the Code, or any other applicable law have been timely made, and are fully deductible in the year for which they were paid. All other amounts that should be accrued to date as liabilities of the Company and its Subsidiaries under or with respect to each Benefit Plan (including administrative expenses and incurred but not reported claims) for the current plan year of the Benefit Plan have been recorded on the Books of the Company and its Subsidiaries. There will be no liability of the Company or any Subsidiary (i) with respect to any Benefit Plan that has previously been terminated, or (ii) under any insurance policy or similar arrangement procured in connection with any Benefit Plan in the nature of a retroactive rate adjustment, loss sharing arrangement, or other liability arising wholly or partially out of events occurring before the Closing.

(d) Each Benefit Plan has been operated at all times in accordance with its terms, and complies currently, and has complied in the past, both in form and in operation, with all applicable laws, including ERISA and the Code. The Internal Revenue Service has issued a favorable determination letter with respect to each Benefit Plan that is intended to qualify under Section 401(a) or 501(c)(9) of the Code. No Benefit Plan is maintained by the Company or any Subsidiary for the benefit of employees or service providers permanently residing outside the United States.

(e) No event has occurred (either before or after the date of the letter) that could reasonably be expected to jeopardize the tax-qualification or tax-exempt status of any such Benefit Plan and no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code or Section 408 of ERISA (or any administrative class exemption issued thereunder), has occurred with respect to any Benefit Plan.

(f) Neither the Company nor any Subsidiary maintain any plan that provides (or will provide) medical, death or other benefits to one or more former employees or independent contractors or other service providers (including retirees) following termination of employment or service, other than benefits that are required to be provided under COBRA or any state law continuation coverage or conversion rights. The Company and its Subsidiaries have complied in all material respects with the continuation coverage requirements of COBRA or similar state law.

(g) There are no investigations, proceedings, lawsuits, actions or claims pending or, to the Company’s Knowledge, threatened relating to any Benefit Plan.

(h) The Company and its Subsidiaries do not have any intention or commitment, whether legally binding or not, to create any additional Benefit Plan, or to modify or terminate any existing Benefit Plan so as to increase or accelerate benefits to participants (or beneficiaries) or the cost of maintaining the Benefit Plan. The benefits under all Benefit Plans are as represented, and have not been, and will not be increased subsequent to the date documents were provided to Purchaser except in the ordinary course of business and as required by any such Benefit Plan. No statement, either oral or written, has been made by the Company or any Subsidiary (or any agent of the Company or any Subsidiary) to any Person regarding any Benefit Plan that is not in accordance with the Benefit Plan that could have adverse economic consequences to the Company or any Subsidiary.

(i) None of the Persons performing services for the Company or any Subsidiary has been improperly classified as being independent contractors, leased employees, or as being exempt from the payment of wages for overtime.

(j) None of the Benefit Plans provide any benefits that (i) become payable or become vested solely as a result of the consummation of the transactions contemplated by this Agreement or (ii) would result in excess parachute payments (within the meaning of Section 280G of the Code), either (A) solely as a result of the consummation of the transactions contemplated by this Agreement or (B) as a result of the consummation of this transaction and any actions taken by the Company or any Subsidiary after the Effective Date. Furthermore, the consummation of this transaction will not require the funding (whether formal or informal) of the benefits under any Benefit Plan (e.g., contributions to a “rabbi trust”).

(k) None of the assets of any Benefit Plan that is a “pension plan” within the meaning of Section 3(2) of ERISA are invested in a group annuity contract or other insurance Contract that is subject to any surrender charge, interest rate adjustment, or other similar expense, cost or fee upon its premature termination.

(l) No Benefit Plan has any interest in any annuity Contract or other investment or insurance contract issued by an insurance company that is the subject of bankruptcy, conservatorship, rehabilitation, or similar proceeding.

(m) With respect to each Benefit Plan that is subject to Title IV of ERISA:

(i) No amount is due or owing from the Company or any Subsidiary to the PBGC, other than a liability for premiums under ERISA Section 4007;

(ii) All premiums have been paid to the PBGC on a timely basis;

(iii) The value, determined on a termination basis using the actuarial assumptions stated in such Benefit Plan, of all accrued and ancillary benefits (whether or not vested) under each such Benefit Plan did not exceed, as of the most recent valuation date, and will not exceed as of the Closing, the then-current fair market value of the assets held under the trust of that Benefit Plan;

(iv) No reportable events (within the meaning of ERISA Section 4043) have occurred;

(v) There is no accumulated funding deficiency (within the meaning of Code Section 412 or ERISA Section 302), whether or not such deficiency has been waived;

(vi) There is no “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA, but excluding from the definition of “current value of assets” accrued but unpaid contributions); and

(vii) The Company and each ERISA Affiliate has made when due any “required installments” within the meaning of Section 430(j) of the Code and Section 303(j) of ERISA, whichever may apply.

(n) Neither the Company, nor any Subsidiary has ever participated in, or contributed to any Multiemployer Plan.

(o) No Termination Event has occurred or is reasonably expected to occur that, when taken together with all other such Termination Events, could reasonably be expected to result in material liability to the Company and its Subsidiaries.

(p) The Company and its Subsidiaries have previously administered and shall continue to administer all of their “nonqualified deferred compensation plans” (within the meaning of Code Section 409A) and all Benefit Plans (each, a “409A Plan”) to be in full compliance in all material respects, in both form and operation, with the requirements of Code Section 409A and the regulations and guidance promulgated thereunder. No payment made or to be made under a 409A Plan is or will be subject to any taxes or penalties imposed by Code Section 409A. No stock option, stock appreciation rights or other equity based compensation awards issued or to be issued by any of the Company and its Subsidiaries (each, an “Equity Award”) shall be subject to the requirements of Code Section 409A and the issuance of all Equity Awards shall be supported by a valuation that is entitled to the presumption of reasonableness provided by Treasury Regulation I.409A-l(b)(5)(iv)(b)(2)(i). All existing 409A Plan documents are in full compliance with the requirements of Code Section 409A and do not require any amendments or modifications to achieve compliance with Code Section 409A.

(q) Section 3.10 of the Company Disclosure Schedule sets forth the amount of any payments that are required to be made by the Company at or prior to the Closing or that the Company may be required to make at or following the Closing pursuant to any agreement to which any director or officer of the Company is a party on the date hereof, by reason of the consummation of the transactions contemplated by this Agreement and assuming that such agreement has not been modified, terminated or superseded at the time of the Closing, setting forth the name of the applicable officer or director, and the amount of the payment obligation that would be payable to such officer or director.

Section 3.11 Litigation. Except as set forth on Section 3.11 of the Company Disclosure Schedules, there is no litigation, claim, action, suit, proceeding, arbitration, mediation or investigation by a Governmental Authority or other Person pending or, to the Company’s Knowledge, threatened in writing against or relating to the Company or any of its Subsidiaries or any properties or assets of the Company or any of its Subsidiaries (including the Purchased Assets). Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets (including the Purchased Assets) is or are subject to any order, writ, judgment, injunction, decree or award that individually or, with respect to related matters, in the aggregate, would, or would reasonably be expected to (x) prevent or delay the Company from performing its obligations under this Agreement or (y) result in Damages payable to or by the Company or any of its Subsidiaries in an amount, individually or, with respect to related matters, in the aggregate, in excess of $100,000.

Section 3.12 Tax Matters. Except as set forth on Section 3.12 of the Company Disclosure Schedules:

(a) Tax Returns. Each of the Company and its Subsidiaries and each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries or has been a member (a “Company Group”) has timely filed (or has had timely filed on its behalf) in the manner prescribed by applicable laws all Tax Returns required to be filed by it. All such Tax Returns filed are complete and accurate in all material respects. Neither the Company nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. No written claim has been made by any taxing authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction. Neither the Company nor any Subsidiary has had or maintained a “permanent establishment” other than in the country of its formation.

(b) Payment of Taxes. All Taxes due and owing by the Company and its Subsidiaries or any Company Group (whether or not shown on any Tax Return) have been timely paid in full. All Liabilities for unpaid Taxes of the Company and its Subsidiaries for positions or periods through September 30, 2013 are properly reserved in the Company’s balance sheet in accordance with GAAP as of such date (rather than in any notes thereto). Each of the Company and its Subsidiaries have identified all uncertain Tax positions under Accounting Standards

Codification 740, Income Taxes. Neither the Company nor any Subsidiary has incurred any Liability for unpaid Taxes accruing after September 30, 2013 except for Taxes arising in the ordinary course of business subsequent to September 30, 2013.

(c) Disputes or Claims; Audits. There is no dispute, claim, controversy, audit or pending audit concerning any Tax liability or Tax Return of the Company or any of its Subsidiaries claimed, conducted or raised by any Governmental Authority, in respect of which the Company or any Subsidiary has received a written notice from any such Governmental Authority or has Knowledge. Section 3.12 of the Company Disclosure Schedules lists all Income Tax Returns filed with respect to the Company or any of its Subsidiaries for taxable periods ended on or after January 1, 2010 or with respect to which the statute of limitations remains open, indicates those of such Income Tax Returns that have been audited, and indicates those of such Income Tax Returns that currently are the subject of audit (in each case, to the extent the Company or a Subsidiary has been delivered a written notice from the applicable Governmental Authority regarding such audit or otherwise has knowledge of such audit). No issue has been raised in writing by any examination conducted by any Governmental Authority of the Company, any Subsidiary or any Company Group that, by application of the same principles, might result in a proposed deficiency for any other period not so examined. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension has not lapsed or expired, as applicable.

(d) Liens. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries.

(e) Affiliated Groups. None of the Company or any Subsidiary or any predecessor of the Company or any Subsidiary is and has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed an affiliated, combined, consolidated or unitary Tax Return (other than a group the common parent of which is or was the Company). None of the Company or any of its Subsidiaries has any Liability for, or any indemnification or reimbursement obligation with respect to, Taxes of any person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision under foreign, state or local law), (ii) as transferee or successor, (iii) by contract, or (iv) otherwise.

(f) Tax Sharing Agreements. Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, Tax indemnity, Tax sharing agreement or similar agreement or arrangement with respect to Taxes (“Tax Sharing Agreement”) nor does the Company or any Subsidiary have any Liability for Taxes to another party under such agreement.

(g) No FIRPTA Withholding. Neither the Company nor any Subsidiary has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code, and the Company and each Subsidiary has filed with the Internal Revenue Service all statements, if any, which are required under Section 1.897-2(h) of the Treasury Regulations.

(h) Withholding. The Company and each of its Subsidiaries has complied with all applicable Laws relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3121, 3402 and 3406 of the Code or any comparable provision of any state, local or foreign law) and has, within the time and in the manner prescribed by applicable Law, withheld from and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over under applicable Laws (including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws), and has timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

(i) Income Recognition. Neither the Company nor any of its Subsidiaries shall be required to include in a Taxable period ending after the Closing Date taxable income attributable to income that, as an economic matter, accrued in a prior Taxable period but was not recognized in any prior Taxable period as a result of (i) the installment method of accounting or an open transaction, (ii) the completed contract method of accounting, (iii) the long-term contract method of accounting, (iv) a change in method of accounting for a taxable period ending on or prior to the Closing Date or (v) prepaid amounts received on or prior to the Closing Date) (vi) “closing agreement” as described in Code section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law); (vii) intercompany transactions occurring at or prior to the Closing or any excess loss account in existence at Closing described in Treasury Regulations under Code section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law). Neither the Company nor any Subsidiary has been or will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481, 482 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, intercompany pricing, events or accounting methods employed prior to the Asset Sale. The Company for itself and for each Subsidiary has disclosed in Schedule 3.12(i) of the Company Disclosure Schedules the amount of any deferred gain or loss arising out of any intercompany transaction within the meaning of Section 1.1502-13 of the Treasury Regulations.

(j) Disclosure. The Company has delivered or made available to Purchaser for inspection (i) complete and correct copies of all Tax Returns of the Company and each of its Subsidiaries for all Taxable periods for which the applicable statute of limitations has not yet expired, and (ii) complete and correct copies of all Tax rulings (including private letter rulings), revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, advance pricing agreements, pending ruling requests, transfer pricing studies, gain recognition agreements, offers in compromise, valuation studies and any similar documents (including any agreement with any Governmental Authority), submitted by, received by, assessed against or agreed to by or on behalf of any of the Company or its Subsidiaries, or, to the extent related to the income, business, assets, operations, activities or status of any of the Company or its Subsidiaries, submitted by, received by or agreed to by or on behalf of any Company Group, and relating to Taxes for all Taxable periods for which the statute of limitations has not yet expired. The Company and each Subsidiary have disclosed on their federal income Tax Returns all positions taken therein that could, if not so disclosed, give rise to any penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Law. Neither the Company nor any of its Subsidiaries has participated in any transaction that would reasonably be likely to require the filing of an Internal Revenue Service Schedule UTP (determined without regard to any asset threshold that may avoid the requirement of filing such schedule). No election has been made with respect to Taxes of the Company, any of its Subsidiaries or any Company Group that has not been disclosed in writing to the Purchaser or included in Tax Returns made available to the Purchaser.

(k) Miscellaneous. Neither the Company nor any of its Subsidiaries has (i) nexus, or has taken any action that could result in it having nexus, for any Tax purpose in any jurisdiction other than the United States (with respect to any such entity formed in any of the United States) or the jurisdiction of its formation (with respect to any such entity formed outside of the United States), or (ii) has been or has owned (whether directly or indirectly) an interest in, a passive foreign investment company within the meaning of Section 1297 of the Code. To the Company’s Knowledge, neither the Company nor any Subsidiary is the beneficiary of any Tax holidays or incentives that are specific to such Company or Subsidiary. Each of the Company and its Subsidiaries has complied with all information reporting and record keeping requirements under all applicable law, including retention and maintenance of required records with respect thereto. Neither the Company nor any of its Subsidiaries has (nor has had) any interest in any entity that is disregarded as separate from the Company or any of its Subsidiaries for Tax purposes. Except for Dynamic, neither the Company nor any of its Subsidiaries is subject to any joint venture, partnership, or limited liability company or other arrangement or Contract that is or should be treated as a partnership for federal income tax purposes. Neither the Company nor any of its Subsidiaries is a successor to any other Person by way of merger, liquidation, reorganization or similar transaction.

(l) Listed Transactions. Neither the Company nor any of its Subsidiaries has been a party to or participated in, nor are any of the currently a party to or participating in, a “listed transaction” or a “reportable transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2) or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign Law.

(m) Section 355 Matters. Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in (A) any distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code.

Section 3.13 Compliance with Laws and Permits.

(a) Each of the Company and its Subsidiaries is, and have been since January 1, 2011, in compliance with all applicable statutes, rules, regulations and requirements of all federal, state, and local commissions, boards, bureaus and agencies having jurisdiction over the Company or such Subsidiary and their operations, except for failures to comply that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect. Each of the Company and each of its Subsidiaries has timely and accurately filed all reports, returns, data, and other information required by federal, state, municipal or other governmental authorities which control, directly or indirectly, any of the Company’s or such Subsidiary’s activities to be filed with any commissions, board, bureaus and agencies and has paid all sums heretofore due with respect to such reports or returns. Except as set forth on Section 3.13(a) of the Company Disclosure Schedules, neither the Company nor any Subsidiary has been in the past five (5) years subject to any audit, investigation or order by any Governmental Authority.

(b) Neither the Company, any of its Subsidiaries nor any directors, officers, agents or employees of the Company or any of its Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other payment prohibited by applicable Law.

(c) The Company and each of its Subsidiaries have all material permits, licenses, authorizations, consents, certificates, approvals, permissions, notifications, waivers, orders, exemptions and franchises from Governmental Authorities required to own, lease and operate their properties and conduct their businesses as currently conducted (“Permits”), other than Permits the failure to possess which would not be reasonably likely to have a Material Adverse Effect. The Permits held by the Company are listed in Section 3.13(c) of the Company Disclosure Schedules. Such Permits are in full force and effect, and all applications, notices or other documents have been timely filed as required to effect timely renewal, issuance or reissuance of such Permits. There has occurred no material violation of, suspension, reconsideration, imposition of penalties or fines or default (with or without notice or lapse of time or both) under, or event giving rise to any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any such Permit that is currently in effect, in each case to the extent uncured or otherwise unresolved, other than an expiration of a Permit in the ordinary course of business.

Section 3.14 Environmental Matters. Except as set forth on Section 3.14 of the Company Disclosure Schedules:

(a) The Company and its Subsidiaries have complied, and are in compliance, with all applicable Environmental Laws, which compliance includes the possession of all Governmental Approvals required under applicable Environmental Laws and compliance with the terms and conditions thereof and the making and filing with all applicable Governmental Authorities of all reports, forms and documents and the maintenance of all records required to be made, filed or maintained by it under any Environmental Law other than such failure to comply which would not be reasonably likely to have a Material Adverse Effect. No action or proceeding is pending or, to the Company’s Knowledge, threatened to revoke, modify or terminate any Governmental Approval, which is necessary and material to operation of the Company and its Subsidiaries, and, to the Company’s Knowledge, no facts, circumstances or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Governmental Approvals or require material capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Governmental Approvals.

(b) There are no Environmental Claims or Actions pending or, to the Company’s Knowledge, threatened, of any nature seeking to impose, or that are reasonably likely to result in the imposition of, on the Company or any of its Subsidiaries, any liability or obligation arising under common Law, under any lease or sublease, or under any Environmental Laws. Neither the Company nor any of its Subsidiaries is, or has been, subject to any agreement, order, letter or memorandum by or with any Governmental Authority or third party imposing any liability or obligation with respect to the foregoing.

(c) The Company has made available to Purchaser all studies, assessments, reports, data, results of investigations or audits, analyses and test results in the possession, custody or control of the Company or any of its Subsidiaries relating to (i) compliance with Environmental Laws on, under or about any of the properties or assets owned, leased, operated or used by any of the Company and its Subsidiaries or any predecessor in interest thereto at the present time or in the past and (ii) any Hazardous Materials used, managed, handled, transported, treated, generated, stored or Released by any Person on, under, about or from, any of the properties, assets and businesses of the Company or any of its Subsidiaries.

(d) To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is required by virtue of the Asset Sale, or as a condition to the effectiveness of the Asset Sale, (i) to perform a site assessment for Hazardous Materials on, under or about any of the properties or assets owned, leased, operated or used by any of the Company and its Subsidiaries or any predecessor in interest thereto at the present time or in the past, or (ii) to remove or remediate any Hazardous Materials on, under or about any of the properties or assets owned, leased, operated or used by any of the Company and its Subsidiaries or any predecessor in interest thereto at the present time or in the past, except as would not be reasonably likely to have a Material Adverse Effect.

(e) The consummation of the Asset Sale would not cause the revocation, modification, or cancellation of any permit applicable under Environmental Laws relating to the Company or any of its Subsidiaries and no authorization, consent, approval, registration, listing, license, exemption of or filing with any Governmental Authority under any applicable Law is required in connection with the consummation of the Asset Sale.

(f) To the Company’s Knowledge, there is not located on, under or about any of the properties or assets owned, leased, operated or used by any of the Company and its Subsidiaries or any predecessor in interest thereto at the present time or in the past any (i) underground storage tank, (ii) landfill, (iii) surface impoundment, (iv) asbestos-containing material or (v)  equipment containing polychlorinated biphenyls.

Section 3.15 Proprietary Rights.

(a) Section 3.15(a) of the Company Disclosure Schedules sets forth (i) a complete and correct list of all of the Company’s and each of its Subsidiary’s registered Proprietary Rights, material unregistered Proprietary Rights, Internet domain names and material software included in the Company’s or any Subsidiary’s Proprietary Rights; (ii) all written material licenses for which the Company or any Subsidiary is a party either as a licensee or licensor (specifying its status); and (iii) any other material agreements under which the Company or any Subsidiary grants or receives any rights to Proprietary Rights. All licenses listed on Section 3.15(a) of the Company Disclosure Schedules are in full force and effect and will remain in full force and effect upon the consummation of the transactions contemplated by this Agreement.

(b) The Company and each of its Subsidiaries owns, or is licensed to use, all Proprietary Rights necessary for the conduct of its business as currently conducted, except as set forth in Section 3.15(b) of the

Company Disclosure Schedules and except for any Proprietary Rights as to which the failure to own or license would not be reasonably likely to cause a Material Adverse Effect. The Proprietary Rights owned by the Company or any Subsidiary, and to the Company’s Knowledge, the Proprietary Rights used by the Company or any Subsidiary and owned by any other Person, are valid, subsisting, in full force and effect, and have not been cancelled, expired or abandoned. To the Company’s Knowledge and except as set forth in Section 3.15(b) of the Company Disclosure Schedules: (i) neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any proprietary rights of any third party, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Material Adverse Effect and (ii) no third party infringes, misappropriates or violates any Proprietary Rights owned or exclusively licensed by or to the Company or any of its Subsidiaries, except where such infringement, misappropriation or violation would not, individually or in the aggregate, have a Material Adverse Effect.

(c) Set forth on Section 3.15(c) of the Company Disclosure Schedules is a list of all material third party software licenses of the Company, each of which shall continue in full force and effect following the Closing without the payment of any additional fee. Such third party software licenses are fully-paid up and are sufficient to conduct the Company’s business as presently being conducted. The Company is not presently using, and has not in the past used, any unlicensed copies of any third-party software in the operation of its business except public domain software, nor has the Company failed to properly license and pay for any software used in the operation of its business.

(d) Except for the Permitted Liens, the Company’s Proprietary Rights are not subject to any Liens and are not subject to any restrictions or limitations regarding use or disclosure other than pursuant to written license agreements applicable thereto. Except as set forth in Section 3.15(d) of the Company Disclosure Schedules, there are no Actions pending or, to the Company’s Knowledge, threatened in writing that challenge or question the Proprietary Rights of the Company or any of its Subsidiaries and that, if adversely decided, would, individually or in the aggregate, have a Material Adverse Effect.

Section 3.16 Title to Assets; Real Property.

(a) The Company and its Subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, the Purchased Assets, free and clear of any Liens, except for Permitted Liens. The Company has delivered to Purchaser true, correct and complete copies of all deeds, title reports and surveys for the real property, together with all amendments, modifications or supplements, if any, thereto.

(b) The Purchased Assets (including the assets of each of the Company’s Subsidiaries) are, as of the date hereof, and will be, on the Closing Date, (i) all of the assets used in the conduct of the Company’s and each of its Subsidiary’s business as currently conducted and, with respect to the Geismar Facility, to operate such facility at full nameplate capacity, (ii) sufficient in all material respects for the Company and its Subsidiaries to carry on their business as currently conducted and, with respect to the Geismar Facility, to operate such facility at full nameplate capacity as designed over the expected lifetime of the facility, and (iii) in good repair and in working order, except for ordinary wear and tear. Any representation regarding the sufficiency of the Proprietary Rights used in the Dynamic Business are limited to the representations of the Company set forth in Section 3.15 and are not expanded or modified by this Section 3.16(b). Neither the Company nor any of its Subsidiaries own any real property other than Dynamic’s ownership of the Geismar Facility.

(c) The Company and its Subsidiaries enjoy peaceful and undisturbed possession under all leases of real property to which the Company or any of its Subsidiaries are a party or under which the Company or any of its Subsidiaries are operating. Section 3.16(c) of the Company Disclosure Schedules sets forth a complete and accurate list of all such leases. All of such leases are valid and subsisting and no material default by the Company or any Subsidiary exists under any of them, nor is there any set of facts by which giving of notice or lapse of time would constitute a material default by the Company or any Subsidiary under any such lease.

(d) To the Company’s Knowledge, neither its operations nor the operations of its Subsidiaries on any leased real property, nor such real property, including improvements thereon, violate in any material respect any applicable building code zoning requirement, or classification, and such non-violation is not dependent, in any instance, on so-called non-conforming use exceptions.

(e) There does not exist any actual or to the Company’s Knowledge threatened or contemplated condemnation or eminent domain proceedings that affect any real property or any part thereof, and neither the Company nor any Subsidiary has received any notice, oral or written, of the intention of any Governmental Authority or other Person to take or use all or any part thereof.

(f) Neither the Company nor any its Subsidiaries own, hold, are obligated under, or are a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein. None of the real property is subject to any option, right of first refusal or other contractual right to purchase, acquire, sell or dispose of same.

Section 3.17 Inventory and Equipment; Accounts Receivable. The Company and each of its Subsidiaries keeps accurate, correct and complete records itemizing and describing the type, quality, and quantity of its inventory and equipment and the book value thereof. All of the equipment is used or held for use in the Company or the Subsidiary’s business and is, in the reasonable judgment of the Company, fit for such purposes in all material respects. The inventories of the Company and its Subsidiaries are, except as adequately reserved for on the financial statements provided to the Purchaser, in good and marketable condition, not obsolete, slow moving or defective, and with respect to such inventories as of the Closing, useable or saleable in the ordinary course of business. All accounts receivable of the Company and its Subsidiaries have arisen from bona fide transactions by the Company and its Subsidiaries in the ordinary course of its business. All accounts and notes receivable reflected in the Company SEC Documents are (i) valid, genuine and existing, (ii) subject to no defenses, setoffs or counterclaims, and (iii) collectible in the ordinary course of business, net of applicable reserves as disclosed in the financial statements included in the Company SEC Documents. No customer of the Company with an account balance is involved in voluntary or involuntary bankruptcy proceedings or has notified the Company or any Subsidiary in writing that such customer will not pay its account.

Section 3.18 Contracts.

(a) Except as set forth on Section 3.18 of the Company Disclosure Schedules (which Section may include cross-references to other sections of the Company Disclosure Schedules where such Contracts are listed), neither the Company nor any Subsidiary is a party to or bound by:

(i) any agreement that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act),

(ii) any agreement that restrains, limits or impedes the ability of the Company or any of its Subsidiaries to compete or engage in any line of business, including agreements that (A) impose geographic, product manufacturing or sale limitations, (B) provide for exclusivity by the Company or any of its Subsidiaries with respect to any products or services sold or purchased by the Company or any of its Subsidiaries, (C) extend “most favored nation” or similar pricing to any Person, or (D) provide for the non-solicitation of any Person,

(iii) any agreement that requires, or would reasonably be expected to result in, any payment by the Company or its Subsidiaries in excess of $100,000 in any year or which requires, or would reasonably be expected to result in, any payment to the Company or its Subsidiaries in excess of $100,000 in any year;

(iv) any agreement under which the Company or any of its Subsidiaries is indebted for borrowed money (or may become so indebted) or any guaranty by the Company or any of its Subsidiaries of Indebtedness for borrowed money;

(v) any agreement relating to the acquisition or disposition of any Person or business (whether by merger, sale of stock, sale of assets, or otherwise) entered into in the thirty-six (36) months before the date hereof or any agreement relating to the acquisition or disposition of assets entered into since the Company’s incorporation;

(vi) any employment or consulting agreement, Contract or commitment with any officer, director, or consultant of the Company;

(vii) any agreement of indemnification or any guaranty of a material obligation by the Company or any of its Subsidiaries other than any agreement entered into in connection with the sale or license by or to the Company or any of its Subsidiaries of products or services in the ordinary course of business;

(viii) any material agreement containing any “change in control” or similar provisions with respect to the Company or any of its Subsidiaries,

(ix) any material agreement with any Governmental Authority,

(x) any agreement with any beneficial owner of more than 5% of the outstanding Company Common Stock,

(xi) any collective bargaining agreement,

(xii) any material agreement to license any third party to use, manufacture or reproduce any Company product, service or Proprietary Right or any material agreement to sell, distribute or market any Company product, service or Proprietary Right, other than, in each case, end-user license and sale agreements and related maintenance and support agreements entered into in the ordinary course of business;

(xiii) any partnership, joint venture or joint marketing, or development agreement;

(xiv) any settlement agreement which materially affects the conduct of the Company’s or any of its Subsidiaries’ businesses;

(xv) any other agreement that is material to the Company and its Subsidiaries, taken as a whole; or

(xvi) any agreement that by its terms would prohibit or materially delay the consummation of the Asset Sale or any of the other transactions contemplated by this Agreement.

(b) Each agreement of the type described above in Section 3.18(a), whether or not set forth in Section 3.18(a) of the Company Disclosure Schedules, is referred to herein as a “Company Contract”. The Company has previously made available to Purchaser true, complete and correct copies of each Company Contract. All of the Company Contracts are valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Company’s Knowledge, each other party thereto, and in full force and effect. Neither the Company nor any of its Subsidiaries has, and to the Company’s Knowledge, none of the other parties thereto have, violated in any material respect any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a material default under the provisions of any Company Contract. Neither the Company nor any of its Subsidiaries has received written notice of any of the foregoing.

Section 3.19 Fairness Opinion. Seller has received the written opinion of Piper Jaffray & Co., the Company’s financial advisor (the “Financial Advisor”), dated as of a date reasonably proximate to the date hereof, to the effect that, as of such date, and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Purchase Price to be received by the Company pursuant to this Agreement is fair to the Company, from a financial point of view (the “Fairness Opinion”); it being agreed that neither Parent, Purchaser (nor any of their Affiliates) shall be entitled to rely on the Fairness Opinion. The Company has been authorized by the Financial Advisor to include, subject to the prior review and consent by the Financial Advisor (such consent not to be unreasonably withheld), the Fairness Opinion (and references thereto) in the Company Proxy Statement.

Section 3.20 Indebtedness. Set forth on Section 3.20 of the Company Disclosure Schedules are the principal of, and interest on, the Indebtedness of the Company and its Subsidiaries outstanding on the date hereof.

Section 3.21 Brokers. No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of the Company or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, other than the Financial Advisor, whose fees and expenses shall be paid by the Company. The fee provisions of the Company’s agreement with the Financial Advisor relating to the transactions contemplated by this Agreement have previously been disclosed to the Purchaser.

Section 3.22 Disclosure Documents. The information supplied by the Company in writing for inclusion or incorporation by reference in the registration statement of Parent on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Common Stock issuable in connection with the Asset Sale will be registered with the SEC (the “Form S-4 Registration Statement”) shall not, at the time the Form S-4 Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The proxy statement of the Company to be filed as part of the Form S-4 Registration Statement with the SEC in connection with the Asset Sale and to be sent to the Company stockholders in connection with the Asset Sale (the “Company Proxy Statement”), and any amendment or supplement thereto, when filed, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Proxy Statement, or any amendment or supplement thereto, shall not, on the date the Company Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.22 will not apply to statements or omissions included or incorporated by reference in the Form S-4 Registration Statement or Company Proxy Statement or any amendment or supplement thereto based upon information furnished by Parent or Purchaser or any of their Representatives in writing specifically for use or incorporation by reference therein.

ARTICLE IV

REPRESENTATIONS AND

WARRANTIES OF PARENT AND PURCHASER

Except as disclosed in the disclosure schedules delivered by Purchaser and Parent to the Company with respect to this Agreement on the date hereof (the “Purchaser Disclosure Schedules”), Purchaser and Parent jointly and severally represent and warrant to the Company as follows:

Section 4.01 Organization and Qualification; Certificate of Incorporation; Bylaws. Each of Parent and Purchaser is a duly organized and validly existing organization in good standing under the Requirements of Law of its jurisdiction of formation, with all requisite entity power and authority to own its properties and conduct its business as currently conducted. Each of Parent and Purchaser is duly qualified and in good standing as a foreign entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except where the failure to be so qualified has not and would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of Purchaser is owned directly or indirectly by Parent. True, correct and complete copies of the certificate of incorporation, bylaws or other organizational documents, each as amended to date, of each of Parent and Purchaser have been provided to the Company. Each such certificate of incorporation, bylaws or other organizational document is in full force and effect. Each of Parent and Purchaser is in compliance in all respects with its respective certificate of incorporation and bylaws (or similar governing documents).

Section 4.02 Authority for this Agreement. Each of Parent and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, except as has not and would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate proceedings on the part of Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser enforceable against each of Parent and Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Requirements of Law of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 4.03 Consents and Approvals; No Violation.

(a) Neither the execution and delivery of this Agreement by Parent or Purchaser nor the consummation of the transactions contemplated hereby will (i) violate or conflict with or result in any Breach of any provision of the respective organizational documents of Parent or Purchaser, (ii) assuming all consents, approvals and authorizations contemplated by clauses (i) and (ii) of subsection (b) below have been obtained and are effective, all applicable waiting periods have expired and all filings described in such clauses have been made, conflict with or violate any Requirements of Law binding upon the Parent or Purchaser or any of their respective assets or properties, or (iii) violate or conflict with or result in a Breach of any provision of, or require any consent, waiver or approval, or result in a default or result in the loss of benefit under, or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which Parent or Purchaser is a party or by which Parent or Purchaser or any of its or their respective properties or assets may be bound, except in the case of clauses (ii) and (iii), which would not prevent or materially delay the consummation of the transactions contemplated hereby.

(b) The execution, delivery and performance of this Agreement by each of Parent and Purchaser and the consummation of the transactions contemplated hereby by each of Parent and Purchaser do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except any such consent, approval, authorization, permit, filing, or notification the failure of which to make or obtain would not prevent or materially delay the consummation of the Asset Sale contemplated hereby.

Section 4.04 Capitalization. The authorized capital stock of Parent consists of (x) 300,000,000 shares of Parent Common Stock and (y) 10,000,000 shares of Preferred Stock, par value $0.0001 per share (“Parent Preferred Stock”), of which 3,000,000 shares have been designated Series B Preferred Stock (the “Series B Preferred Stock”). As of the date hereof, (a) 36,516,148 shares of Parent Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid, and nonassessable, and (b) 143,809 shares of Series B Preferred Stock are issued and outstanding. In addition, as of the date hereof, there are (i) outstanding options to purchase an aggregate of 87,026 shares of Parent Common Stock, (ii) outstanding warrants to purchase an aggregate of 17,916 shares of Parent Common Stock, (iii) 607,501 shares of Parent Common Stock reserved for issuance upon the vesting of outstanding restricted stock units, (iv) 175,500 shares of Parent Common Stock reserved for issuance in connection with certain supply agreements, (v) 412,005 shares of Parent Common Stock to be issued upon exchange of certificates in connection with past acquisitions and mandatory conversion of Series B Preferred Stock, and (vi) 484,660 shares of Parent Common Stock held in the treasury of Parent. Except as set forth in this Section 4.04, as of the date hereof, there are no options, stock appreciation rights, warrants, restricted stock units, or other rights, Contracts, arrangements, or commitments of any character relating to the issued or unissued capital stock of Parent or any of its Subsidiaries, or obligating Parent or any of its Subsidiaries to issue, grant, or sell any shares of capital stock of, or other equity interests in, or securities convertible into equity interests in, Parent or any of its Subsidiaries. Each outstanding share of capital stock of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid, and nonassessable and each such share owned by Parent or one of its Subsidiaries is free and clear of all Liens. None of the outstanding equity securities or other securities of Parent or any of its Subsidiaries was issued in violation of the Securities Act or any other Requirements of Law.

Section 4.05 Parent SEC Reports.

(a) Parent has on a timely basis filed all forms, reports, and documents required to be filed by it with the SEC since January 1, 2011. No Subsidiary of Parent is, or since January 1, 2011 has been, required to file any form, report, registration statement, or other document with the SEC. As used in this Section 4.05, the term “file” shall be broadly construed to include any manner in which a document or information is filed, furnished, transmitted, supplied, or otherwise made available to the SEC.

(b) Each of the Parent SEC Reports (i) as of the date of the filing of such report, complied with the requirements of the Securities Act, the Exchange Act, and the Sarbanes Oxley Act, the rules and regulations thereunder, and (ii) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date hereof, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c) Parent is, and since January 1, 2011 has been, in compliance with the applicable listing rules and corporate governance rules and regulations of NASDAQ.

Section 4.06 Financial Statements. Each of the financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the Parent SEC Reports complied with the rules and regulations of the SEC as of the date of the filing of such reports, was prepared in accordance with GAAP and fairly presents the financial condition and the results of operations, changes in stockholders’ equity, and cash flow of Parent and its Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of interim financial statements, to (i) the omission of notes to the extent permitted by Regulation S-X (that, in the case of interim financial statements included in the Parent SEC Reports since Parent’s most recent annual report on Form 10-K, would not differ materially from the notes to the financial statements included in such annual report) and (ii) normal, recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material). The financial statements referred to in this Section 4.06 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements.

Section 4.07 Disclosure Documents. The Form S-4 Registration Statement, and any amendments or supplements thereto, when filed, will comply as to form in all material respects with the applicable requirements of the Securities Act. At the time the Form S-4 Registration Statement or any amendment or supplement thereto becomes effective, the Form S-4 Registration Statement, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent in writing for inclusion or incorporation by reference in the Company Proxy Statement or any amendment or supplement thereto shall not, at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time of the Company Stockholder Vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.07 will not apply to statements or omissions included or incorporated by reference in the Form S-4 Registration Statement or Company Proxy Statement or any amendment or supplement thereto based upon information furnished by the Company or any of its Representatives in writing specifically for use or incorporation by reference therein.

Section 4.08 Brokers. No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of Parent, Purchaser or any of their respective Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement.

Section 4.09 Parent Common Stock. The shares of Parent Common Stock to be issued as the Purchase Price, when issued and delivered in accordance with this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and free of all Liens.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business of the Company. Except as required or contemplated by this Agreement, required by applicable Requirements of Law or consented to in writing by Parent, or as set forth in Section 5.01 of the Company Disclosure Schedules, during the period from the date of this Agreement to the Closing or the date on which this Agreement is terminated pursuant to Section 7.01, (i) the Company will conduct and will cause each of its Subsidiaries to conduct its operations according to its ordinary course of business consistent, in all material respects, with past practice, including, without limitation, the timely payment of the Company’s payables (ii) the Company will use and will cause each of its Subsidiaries to use commercially reasonable efforts to preserve intact its business organization, to keep available the services of its current officers and employees, and to preserve the goodwill of and maintain satisfactory relationships with those Persons having business relationships with the Company or any of its Subsidiaries, except where the failure to preserve or maintain such relationships would not be material to the Company and its Subsidiaries, and (iii) the Company will not and will not permit any of its Subsidiaries to:

(a) adopt or propose any amendments to its Certificate of Incorporation or Bylaws or the respective certificates of incorporation, bylaws or other similar governing documents of any Subsidiary of the Company;

(b) except for shares of Company Common Stock issuable upon (i) the exercise or exchange of outstanding Company Options or Company Warrants in accordance with their terms, (ii) as matching contributions under the Company’s 401K Plan and (iii) as director compensation consistent with past practice, issue, deliver, sell, pledge, transfer, dispose of or encumber any shares of capital stock or other equity or voting interests of the Company or any of its Subsidiaries or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe for, purchase or otherwise receive any such shares or interests or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock or other rights that are linked to the value of the Company Common Stock or the value of the Company or any of its Subsidiaries or any part thereof;

(c) acquire or redeem, directly or indirectly, or amend the terms of, any equity securities of the Company or equity interests in any Subsidiary of the Company (other than securities of Wholly-Owned Subsidiaries);

(d) (i) adjust, split, combine, recapitalize or reclassify its capital stock, or (ii) declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) on any shares of its capital stock (other than dividends or other distributions by Wholly-Owned Subsidiaries of the Company);

(e) make any change to any of the accounting methods, principles or practices used by it, except as required by any applicable Requirement of Law or GAAP;

(f) except with the prior written consent of Parent not to be unreasonably withheld, (i) make or change or rescind any election in respect of Taxes, (ii) adopt or change any accounting method in respect of Taxes, (iii) enter into any agreement (including any closing agreement) with any Tax Authority in respect of Taxes, (iii) settle or compromise any Tax Liability or any claim or assessment in respect of Taxes, (iv) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, (v) request any Tax ruling, (vi) enter into any Tax Sharing Agreement, or (vii) amend any income or other material Tax Return or file any Income Tax Return including any estimated Tax Return or other material Tax Return unless a copy of such Tax Return has been submitted to Parent for review a reasonable period of time prior to filing and Parent has approved such Tax Return, enter into intercompany transactions giving rise to deferred gain or loss of any kind;

(g) with respect to any officer, employee or director of the Company, except as provided in Section 5.01 of the Company Disclosure Schedules, or as required by the terms of any existing agreement between the Company or any of its Subsidiaries and such officer, director or employee, or any Benefit Plan as in effect on the date hereof, (i) grant any loan or increase in compensation (including incentive compensation), benefits or perquisites, (ii) grant any increase in severance or termination pay or termination benefits, (iii) enter into any employment, loan, retention, consulting, indemnification, or similar agreement, (iv) enter into any change of control, severance, termination or similar agreement, (v) amend, waive or otherwise modify in any material respect any of the terms of any employee stock option or stock option plan of the Company, or (vi) establish or amend any Benefit Plan or trust agreement or other operative document relating to any Benefit Plan;

(h) enter into any material new line of business outside of its existing business; or enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its Subsidiaries or any successor thereto from engaging or competing in any line of business or in any geographic area;

(i) (A) commence any Proceeding, or (B) compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements that involve the payment of monetary Damages not in excess of $50,000 individually or $100,000 in the aggregate and do not concede any fault on the part of the Company or any of its Subsidiaries or impose any material restrictions on any of their future activities;

(j) except for Permitted Liens, sell, pledge, dispose of, transfer, lease, license or encumber, or authorize the sale, pledge, disposition, transfer, lease, license or encumbrance of, any Purchased Assets or any property or assets of any of the Company’s Subsidiaries valued in excess of $100,000 individually or in the aggregate;

(k) incur or modify any Indebtedness in excess of $100,000;

(l) (i) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries other than a liquidation as contemplated by this Agreement or a liquidation of a Wholly-Owned Subsidiary in connection with which all Liabilities of such Subsidiary are assumed by the Company or any of its Wholly-Owned Subsidiaries, or (ii) acquire (by merger, amalgamation, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material equity interest therein;

(m) authorize or make any new capital expenditures in excess of $50,000 individually or $100,000 in the aggregate, or make any election under Schedule G to the Dynamic Operating Agreement;

(n) amend, modify, extend, renew or terminate, other than in accordance with its terms in effect as of the date hereof, any existing real property lease, or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property with a term longer than five years or a total rental obligation over the term of such lease, sublease, license or other agreement of $50,000 individually or $100,000 in the aggregate for the same properties, other than leases entered into in the ordinary course of business on terms materially consistent with past practice and current plans previously disclosed to Parent in writing;

(o) write up, write down, or write off the book value of any assets material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice or as required by GAAP;

(p) enter into any material Contract, or modify, amend, terminate or cancel any existing material Contract, except with the prior written consent of Parent, not to be unreasonably withheld or delayed;

(q) enter into any transaction or take any other action that would reasonably be expected to prevent or materially delay the completion of the Asset Sale or result in any of the conditions set forth in Article VI not being satisfied;

(r) fail to timely file any Company SEC Document required to be filed by the Company;

(s) enter into, materially amend or materially modify any Contract with any Affiliates, officers or directors of the Company;

(t) enter into a collective bargaining agreement;

(u) transfer or license to any Person any of the Company’s Proprietary Rights;

(v) make of record any statement regarding any Proprietary Right in any judicial or administrative proceedings, without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed), except to the extent necessary to avoid immediate loss of rights;

(w) submit any document to the United States Patent Office or any foreign Patent Office without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed), except to the extent necessary to avoid immediate loss of rights; or

(x) authorize, commit or agree to take any of the foregoing actions.

Section 5.02 Control of Operations Pending the Closing. Nothing contained in this Agreement will give Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing. Prior to the Closing, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operation.

Section 5.03 No Solicitation.

(a) From the date of this Agreement until the Closing or, if earlier, the termination of this Agreement pursuant to Section 7.01, the Company shall not, and shall cause its Subsidiaries and its Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information) the submission of any inquiries, proposals or offers that constitute or could reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or provide access to the books, records, properties or employees of the Company or its Subsidiaries or furnish to any Person any nonpublic or confidential information or data with respect to any Acquisition

Proposal or (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or any agreement, arrangement or understanding relating to an Acquisition Proposal (or resolve or authorize or propose to agree to do any of the foregoing), or enter into any merger agreement, letter of intent, confidentiality agreement (other than an Acceptable Confidentiality Agreement solely in accordance with Section 5.03(b) below), agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement, understanding or arrangement relating to an Acquisition Proposal or enter into any agreement, understanding or arrangement, whether or not in writing or binding on any party, requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or Breach its obligations hereunder or resolve, authorize, propose or agree to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries and Representatives to, immediately cease and terminate any solicitation, knowing encouragement, discussion or negotiation with any Persons conducted by the Company, its Subsidiaries or any of their Representatives prior to the date of this Agreement with respect to any Acquisition Proposal. The Company shall promptly request that each Person that has heretofore executed a confidentiality agreement in connection with its consideration of any Acquisition Proposal, return all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

(b) Notwithstanding anything to the contrary contained in Section 5.03(a), if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Vote the Company has received an Acquisition Proposal from any Person that the Board of Directors of the Company determines in good faith (after consultation with its financial advisors and outside counsel and after taking into account the Person making the Acquisition Proposal and all legal, financial, regulatory and other aspects of such Acquisition Proposal, including the financing terms thereof), that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, then, subject to compliance with this Section 5.03, the Company may (i) furnish information (including non-public information) with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and (ii) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided that the Person making the Acquisition Proposal must have provided a waiver under any non-disclosure agreement entered into with the Company prior to the date hereof to permit the Company to make any disclosures to Purchaser required by this Agreement; and provided further that the Company (x) will not, and will not allow its Subsidiaries or Representatives to, disclose any non-public information to such Person without first entering or having entered into an Acceptable Confidentiality Agreement and (y) will simultaneously provide to Parent any material non-public information concerning the Company or its Subsidiaries provided by the Company to such other Person that was not previously made available to Parent.

(c) From and after the date of this Agreement, the Company shall promptly (but in any event within forty-eight (48) hours) notify Parent in writing following the receipt by the Company or any of its Representatives of any Acquisition Proposal of the type described in Section 5.03(b)(i) above or request by any Person for any information (or access to information) in connection with a possible Acquisition Proposal and shall identify the Person making such Acquisition Proposal or request and set forth the material terms and conditions of any proposals, offers or inquiries and include with such written notice copies of any written proposal, offer, request or other communication. The Company shall keep Parent reasonably informed on a current basis of the status of any such proposal or request and the status of any discussions or negotiations, including with respect to any material modifications to the terms thereof and promptly (but in no event less than twenty-four hours after receipt) provide to Parent copies of all written materials of correspondence sent or provided to the Company or any of its subsidiaries or Representatives that describes any terms or conditions of any Acquisition Proposal. The Company shall promptly provide notice to Parent of any meeting of the Board of Directors of the Company (or any committee thereof) at which the Board of Directors of the Company (or any such committee) is reasonably expected to consider any of the foregoing, and shall promptly (but in any event within forty-eight (48) hours) notify Parent in writing that it intends to take any action described in Section 5.03(b)(ii) above. Neither the Company nor its Subsidiaries will enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company or any of its Subsidiaries from providing such information to Parent.

(d) Notwithstanding anything to the contrary contained in Section 5.03(a), the Board of Directors of the Company may, at any time prior to obtaining the Company Stockholder Vote, withdraw, modify, qualify, or propose publicly to withdraw, modify or qualify in a manner adverse to Parent or Purchaser, the Company Board Recommendation (a “Change of Board Recommendation”) if, but only if, (i) in each case, the Board of Directors of the Company concludes in good faith, after taking into consideration the advice of outside counsel, that taking such action is required for the Company’s Board of Directors to comply with its fiduciary obligations under applicable Law, and (ii) (A) in the case of a Change of Board Recommendation in respect to an Acquisition Proposal made after the date hereof, the Board of Directors of the Company determines in good faith (after consultation with its outside financial and legal advisors and after taking into account the Person making the Acquisition Proposal and all legal, financial, regulatory and other aspects of such Acquisition Proposal, including the financing terms thereof) that such Acquisition Proposal constitutes a Superior Proposal, or (B) in the case of a Change of Board Recommendation in the absence of an Acquisition Proposal, solely in response to a material event, fact, development, circumstance or occurrence that affects the business, assets or operations of the Company or its Subsidiaries that was not known to the Company as of the date hereof and occurs after the date hereof and prior to the time that the Company Stockholder Vote is obtained (an “Intervening Event”).

(e) Further, the Board of Directors of the Company shall not make a Change of Board Recommendation in response to an Acquisition Proposal as determined by Section 5.03(d), unless (i) the Company promptly notifies Parent, in writing at least five (5) Business Days before taking that action, of its intention to do so, attaching the most current version of the proposed agreement under which such Acquisition Proposal is proposed to be consummated and the identity of the Person making the Acquisition Proposal, and (ii) Parent or Purchaser does not make, within five (5) Business Days after its receipt of that written notification, an offer that the Company’s Board of Directors determines, in good faith, after consultation with its outside financial and legal advisors, is at least as favorable to the Company as such Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Acquisition Proposal shall require a new written notification from the Company and a new five Business Day period under clause (ii) of this Section 5.03(e)). The Board of Directors of the Company shall not make a Change of Board Recommendation in response to an Intervening Event as permitted by Section 5.03(d), unless (A) the Company has provided Parent with written information describing such Intervening Event in reasonable detail promptly after becoming aware of it, or becoming aware of or understanding the magnitude or material consequences of it, as applicable, and keeps Parent reasonably informed of material developments with respect to such Intervening Event, (B) the Company has provided Parent at least five (5) Business Days prior written notice advising Parent of its intention to make a Change of Board Recommendation with respect to such Intervening Event, attaching a reasonably detailed explanation of the facts underlying the determination by the Board of Directors of the Company that an Intervening Event has occurred and its need to make a Change of Board Recommendation in light of the Intervening Event and (C) Parent does not make, within five (5) Business Days after its receipt of that written notification, an offer that the Company’s Board of Directors determines, in good faith, after consultation with its outside financial and legal advisors, would obviate the need for a Change of Board Recommendation in light of the Intervening Event. During any five (5) Business Day period prior to its effecting a Change of Board Recommendation, the Company shall negotiate in good faith with Parent and Purchaser regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent and Purchaser.

(f) Nothing contained in this Section 5.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to the Company Stockholders if, in the good faith judgment of the Board of Directors of the Company, taking into consideration the advice of outside counsel, making such disclosure is required for the Company’s Board of Directors to comply with its fiduciary obligations under applicable Law; provided, however, that any such statement or disclosure made that related to an Acquisition Proposal shall be deemed to be a Change of Board Recommendation unless the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or disclosure.

Section 5.04 Access to Information.

(a) From the date of this Agreement until the Closing or the date this Agreement is terminated pursuant to Section 7.01, the Company will (i) give Parent and Purchaser and their respective Representatives reasonable access (during regular business hours upon reasonable notice) to all employees, offices and other facilities and to all books, Contracts, commitments and records (including Tax returns and workpapers) of the Company and its Subsidiaries as Parent or Purchaser may reasonably request, (ii) permit Parent and Purchaser and their Respective Representatives to make such inspections of the Company and its Subsidiaries and their respective properties and assets as Parent or Purchaser may reasonably require, and (iii) cause its officers and those of its Subsidiaries and use its commercially reasonable efforts to cause its Representatives (including legal and accounting) to furnish Parent and Purchaser and their respective Representatives with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its Subsidiaries as Parent or Purchaser may from time to time reasonably request other than (x) information concerning Acquisition Proposals, which shall be governed by Section 5.03, (y) information that may not be disclosed pursuant to a protective order or confidentiality agreement entered into prior to the date of this Agreement and listed on Section 5.04 of the Company Disclosure Schedules (other than confidentiality agreements with parties which were engaged in discussions with the Company regarding possible Acquisition Proposals, which need not be listed), and (z) such portions of documents or materials that are subject to an attorney/client or an attorney work product privilege the provision of which, as determined by the Company’s counsel, may eliminate the privilege pertaining to such portion of such documents, only, in the case of this clause (z), after the Company has endeavored in good faith to enter into arrangements with Parent or Purchaser that would permit the Company to make such document or information available to Parent or Purchaser without eliminating the privilege (in whole or in part). No investigation by Parent or Purchaser pursuant to this Section 5.04 or otherwise shall affect or be deemed to modify any representation or warranty made by the Company.

(b) Prior to the Closing, the Company shall deliver, or cause to be delivered, to Parent and Purchaser as soon as practicable after the end of each month, unaudited consolidated monthly financial statements of the Company and its Subsidiaries.

(c) The information obtained by Parent and Purchaser pursuant to Section 5.03 and/or Sections 5.04(a) and (b) shall be subject to the provisions of the Confidentiality Agreement.

(d) Nothing in this Section 5.04 shall require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would (i) violate any of its respective obligations with respect to confidentiality, provided that the Company shall use its commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure, or (ii) result in a violation of applicable Requirements of Law, including federal or state securities Laws or any Antitrust Laws.

Section 5.05 Registration Statement; Company Proxy Statement.

(a) As promptly as practicable, and in any event within 20 Business Days after the date of this Agreement if reasonably possible, the Company and Parent shall prepare and file the Company Proxy Statement and the Form S-4 Registration Statement, in which the Company Proxy Statement will be included. The Company and Parent shall each furnish all information concerning it and the holders of its capital stock as the other may reasonably request in connection with the preparation of the Form S-4 Registration Statement and the Company Proxy Statement and any amendment thereto. Parent and the Company shall each use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Company Proxy Statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff, and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. The Company will cause the Company Proxy Statement to be mailed to its stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each of Parent and the Company shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC in connection with the Asset Sale to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Parent shall also promptly file, and use commercially reasonable efforts to cause to become effective as promptly as possible, any amendment to the Form S-4 Registration Statement, including the Company Proxy Statement and, if required, the Company shall mail to its stockholders any such amendment that becomes necessary after the date the Form S-4 Registration Statement is declared effective.

(b) Parent and the Company shall respond promptly to any comments of the SEC or its staff with respect to the Form S-4 Registration Statement or the Company Proxy Statement. Each of Parent and the Company shall promptly notify the other upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Form S-4 Registration Statement or the Company Proxy Statement or other information, shall consult with the other prior to responding to any such comments or requests or filing any amendment or supplement to the Form S-4 Registration Statement or the Company Proxy Statement, and shall provide the other with copies of all correspondence and a reasonably detailed summary of all oral communications between it and the SEC and its staff. If Parent or the Company becomes aware of any information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Company Proxy Statement or the S-4 Registration Statement, then the party that discovers such information shall promptly inform the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, if required by Law, disseminated to the Company Stockholders.

(c) Notwithstanding anything to the contrary stated above, prior to filing and mailing the Company Proxy Statement or the Form S-4 Registration Statement (or any amendment or supplement thereto), each party shall provide the other party, as applicable, a reasonable opportunity to review and comment on such Company Proxy Statement or the Form S-4 Registration Statement and shall discuss with the other party and include in such Company Proxy Statement or the Form S-4 Registration Statement, comments reasonably and promptly proposed by such applicable party.

(d) Each of Parent and the Company will advise the other, promptly after it receives notice thereof, of the time when the Form S-4 Registration Statement has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, or any request by the staff of the SEC for amendment of the Company Proxy Statement or Form S-4 Registration Statement.

(e) Prior to the Closing, Parent shall use commercially reasonable efforts to qualify the Parent Common Stock under the Blue Sky Laws of such jurisdictions as may be required; provided, however, that Purchaser shall not be required to (i) qualify to do business as a foreign corporation in any jurisdiction in which it is not now so qualified, (ii) file a general consent to service of process in any jurisdiction or (iii) subject itself to taxation in any jurisdiction in which it is not so subject.

(f) The Company agrees that it will not effect any disposition of the shares of Parent Common Stock to be delivered in payment of the Purchase Price that would constitute a sale under the Securities Act, except in accordance with the Securities Act.

Section 5.06 Company Stockholder Approval.

(a) The Company shall take all action necessary under all applicable Requirements of Law to call, give notice of, and hold a meeting of the holders of Company Common Stock (including any adjournments or postponements thereof, the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Vote, and the Company shall not submit any Acquisition Proposal (other than this Agreement) to the vote of Company Stockholders or recommend any such Acquisition Proposal for adoption by Company Stockholders. Without the prior written consent of Parent, (i) the Company Stockholder Vote, (ii) the approval of a plan of complete liquidation and dissolution of the Company following the Closing and (iii) the amendment of the Company’s certificate of incorporation to change the Company’s name in accordance with Section 5.18, shall be the only matters (other than procedural matters) that the Company shall propose to be acted on by the Company Stockholders at the Company Stockholders’ Meeting, provided that approval by the Company Stockholders of the matters described in clauses (ii) and (iii) shall not be conditions to approval of the Company Stockholder Vote or the Closing of the Asset Sale hereunder. Except as permitted by Section 5.03(d), the Company Proxy Statement delivered to the stockholders of the Company in connection with the Company Stockholders’ Meeting shall include the Company Board Recommendation, as well as the Fairness Opinion.

(b) The Company (in consultation with Purchaser) shall set a single record date for persons entitled to notice of, and to vote at, the Company Stockholders’ Meeting and shall not change such record date (whether in connection with the Company Stockholders’ Meeting or any adjournment or postponement thereof) without the prior written consent of Purchaser. The Company Stockholders’ Meeting shall be held (on a date selected by the Company in consultation with Purchaser) as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Once the Company Stockholders’ Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders’ Meeting without the consent of Purchaser (which consent shall not be unreasonably withheld), other than (i) for the absence of a quorum or (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which Company believes in good faith is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Company Stockholders prior to the Company’s Stockholders’ Meeting.

(c) The Company’s obligations pursuant to this Section 5.06 shall not be affected by the public announcement or public disclosure of, or the communication to the Company of, any Acquisition Proposal or inquiry or indication of interest with respect thereto, or by a Change of Board Recommendation. The matter to be addressed in the Company Stockholder Vote shall be submitted to the Company Stockholders at the Company Stockholders’ Meeting whether or not (x) the Board of Directors of the Company shall have effected a Change of Board Recommendation or (y) any Acquisition Proposal shall have been publically proposed or announced or otherwise submitted to the Company or any of its Representatives.

Section 5.07 Commercially Reasonable Efforts; Consents and Governmental Approvals; Cooperation.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement. Without limiting the foregoing, each of the Company, Parent and Purchaser agrees to use all commercially reasonable efforts to (i) as promptly as practicable, make or obtain (as applicable), from any Governmental Authority or other Person (in the case of the Company, pursuant to Contracts to which the Company or any Subsidiary is a party), all notices, filings, consents, waivers, approvals, authorizations, permits or orders required to be made or obtained by the Company, Parent and Purchaser in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including filings under any applicable Antitrust Laws (ii) prevent the issuance of, or lift or rescind, any judgment, injunction, order, decree or ruling or the taking of any action by any Governmental Authority that could materially adversely affect the ability of the parties hereto to consummate the transactions contemplated by this Agreement, (iii) not take any action, or knowingly omit to take any action (except, in the case of the Company, as otherwise permitted by Section 5.03), that would be reasonably likely to result in any of the conditions to the consummation of the Asset Sale set forth in Article VI hereof not being satisfied, and (iv) in the event that any Action relating to the transactions contemplated hereby is commenced, whether before or after the date of this Agreement, cooperate to defend vigorously against it and respond thereto. Without limiting the foregoing, the Company, Parent and Purchaser shall use their respective commercially reasonable efforts to respond at the earliest practicable date to any requests for additional information made by any Governmental Authorities in connection with any Antitrust Filings, to take all actions necessary to cause any applicable waiting periods under the HSR Act and with regard to any other Antitrust Filings to terminate or expire at the earliest possible date (including requesting early termination), to take commercially reasonable actions necessary to obtain any necessary approval with regard to any Antitrust Filings and to resist in good faith, at each of their respective cost and expenses, any assertion that the transactions contemplated under this Agreement constitute a violation of a Requirements of Law, and to take commercially reasonable actions to eliminate every impediment that may be asserted by any Governmental Authority so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date). The Company, Parent and Purchaser shall cooperate fully with regard to any Antitrust Filings and the fulfilling of other obligations under this Section 5.07, and each shall promptly supply the other with any information which may be required in order to effectuate any Antitrust Filings. Parent shall be responsible for paying all filing fees associated with any Antitrust Filings.

(b) Each of the Company and Parent shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or Purchaser or the Company, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Authority whose consent is required, or alleging that the consent of such third party or Governmental Authority is or may be required, with respect to the Asset Sale and the other transactions contemplated by this Agreement.

(c) Notwithstanding the foregoing, nothing in this Section 5.07 or otherwise in this Agreement shall require or be deemed to require Parent or any of its Subsidiaries to agree to or take any action that constitutes or would result in any Burdensome Condition. For purposes of this Agreement, a “Burdensome Condition” shall mean executing or carrying out agreements, submitting to orders (including consent decrees) or taking any other action (i) providing for the license, sale or other disposition or holding separate (through the establishment of trust or otherwise) of any assets or business or categories of assets or businesses of the Company, Parent or their respective Subsidiaries or the holding separate of the capital stock of a Subsidiary of Parent or the Company, or (ii) imposing or seeking to impose any limitation on the ability of the Company, Parent or any of their respective Subsidiaries to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of Parent, the Company or their respective Subsidiaries that, in the case of (i) and (ii), individually or in the aggregate, would, or would reasonably be expected to, result in (A) the sale or divestiture of a material asset of the Company, Parent or any of their respective Subsidiaries (B) a Material Adverse Effect or a material adverse effect on Parent and its Subsidiaries determined based on whether such action with respect to a comparable amount of assets or business of the Company and its Subsidiaries would have a Material Adverse Effect, or (C) a material adverse effect on the benefits which Parent reasonably expects to be realized or derived from the transactions contemplated by this Agreement, in each case following the Closing.

Section 5.08 Notification of Certain Matters

(a) Each of the Company and the Parent shall give prompt notice to the other of (i) the occurrence or non-occurrence of any fact or event which would be reasonably likely (x) to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing or (y) to cause any covenant, condition or agreement under this Agreement not to be complied with or satisfied and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

(b) The Company shall as promptly as practicable provide advance oral and written notice to Parent of any matter to be voted upon by the Management Committee or Members of Dynamic and, prior to any vote by representatives of the Company appointed to the Management Committee or any vote by the Company as a Member of Dynamic on any matter, the Company shall consult with and consider in good faith the views of Parent with respect thereto.

Section 5.09 Further Assurances.

(a) The Company, from time to time after the Closing, at the request of the Parent or the Purchaser and without further consideration, other than payment of reasonable out-of-pocket expenses approved in advance by the Parent or the Purchaser and incurred in connection with such efforts, shall execute and deliver further instruments of transfer and assignment and take such other action as Parent or Purchaser may reasonably require, and cause its Subsidiaries and Affiliates to do the same, to transfer more effectively and assign to, and vest in, the Purchaser, the Purchased Assets and all rights thereto, and to implement fully the provisions of this Agreement and the transactions contemplated hereby.

(b) In the event that the Company (or any of its Subsidiaries or Affiliates) receives payments that constitute Purchased Assets on or after the Closing Date, the Company hereby agrees promptly to, and in any event within three (3) Business Days of receipt, remit such payments (net of any applicable bank fees) to the Purchaser; and likewise, if the Parent or the Purchaser (or any of their Subsidiaries or Affiliates) receives payments that constitute Excluded Assets on or after the Closing Date, the Parent and the Purchaser hereby agree to promptly, and in any event within three (3) Business Days of receipt, remit such payments (net of any applicable bank fees) to the Company. The Parent, the Purchaser and the Company shall cooperate to notify promptly the Company’s customers during and after the Pre-Closing Period of the new bank accounts of the Purchaser for remittance of funds in the future.

Section 5.10 Employee Matters.

(a) Except as set forth below, (i) prior to the Closing, the Company will, and will cause its Subsidiaries to, honor, in accordance with their terms, all existing employment, change in control, severance or other agreements between the Company or any of its Subsidiaries, and any officer, director or employee of the Company or any of its Subsidiaries, each of which is listed in Section 3.10 of the Company Disclosure Schedules.

(b) Purchaser will cause service rendered by any employee of the Company and its Subsidiaries prior to the Closing to be taken into account for vesting, eligibility and benefits purposes (but excluding for benefits accruals purposes with respect to any existing defined benefit plans or any other Benefit Plan, or where such credit would result in a duplication of benefits) under any employee benefit plan of Purchaser (“Successor Plans”) which is made available to any such employee hired by Purchaser as of Closing or who becomes eligible to participate in a Successor Plan as a result of this transaction, to the same extent as such service was or should have been taken into account under the corresponding Benefit Plan (if any) of the Company and its Subsidiaries for those purposes, except where it would result in a duplication of benefits. Purchaser will use its reasonable commercial efforts to provide that, in each case, pursuant to the Company’s records which shall be provided by Company to Purchaser as soon as possible following Closing: (i) any employee of the Company and its Subsidiaries hired by Purchaser as of Closing or who becomes eligible to participate in a Successor Plan as a result of this transaction will not be subject to any waiting period or pre-existing condition limitation under any Successor Plan for any condition for which they would have been entitled to coverage under the corresponding Benefit Plan of the Company or its Subsidiaries in which they participated prior to the Closing, except to the extent of any waiting periods that had not been met as of the Closing; and (ii) Purchaser will credit any covered expenses incurred by any such employee, for any plan period prior to the Closing, toward any co-payments and deductibles limits and out-of-pocket maximums under any applicable Successor Plan for the applicable plan year in which the Closing occurs.

Section 5.11 Anti-Takeover Laws. The Company shall take all reasonable steps to exclude the applicability of, or to assist Parent and Purchaser in any challenge to the validity or applicability to the Asset Sale or any other transaction contemplated by this Agreement of, any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations of any jurisdiction that may purport to be applicable to this Agreement or the transactions contemplated hereby.

Section 5.12 Press Releases. Each of Parent and the Company agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any of them without the prior written consent of Parent and the Company (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable U.S. or foreign securities exchange or Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use all commercially reasonable efforts to allow Parent or the Company, as the case may be, reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the party required to make such disclosure. Parent and the Company agree that the initial press release to be issued with respect to the Asset Sale should be in the form agreed by them.

Section 5.13 Tax Matters. The parties intend for the transactions described in this Agreement to qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Code. The reorganization will consist of (i) the transfer of the Purchased Assets to the Purchaser (as an entity disregarded for tax purposes as being separate from Parent) solely in exchange for the Consideration and the assumption by the Purchaser of the Assumed Liabilities and (ii) the distribution by the Company on or promptly after the Closing Date of the Consideration to the Company Stockholders in liquidation and dissolution of the Company. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations. The Purchaser and the Company shall prepare and file with each of their respective Tax Returns all information required by Section 1.368-3 of the United States Treasury Regulations and related provisions of such Treasury Regulations in a manner consistent with treating the transactions contemplated by this Agreement as a reorganization within the meaning of Section 368(a)(1)(C) of the Code. Notwithstanding the foregoing, Parent and Purchaser make no representations or warranties to the Company, its Subsidiaries or to any holder or former holder of Company Common Stock, Company Options or Company Warrants regarding the Tax treatment of the transactions, whether the transaction will qualify as a tax-free reorganization under the Code, or any of the Tax consequences to the Company, its Subsidiaries or any holder of Company Common Stock, Company Options or Company Warrants. The Company acknowledges that the Company, its Subsidiaries and the holders of Company Common Stock, Company Options and Company Warrants are relying solely on their respective Tax advisors in connection with this Agreement and the transactions contemplated hereby.

Section 5.14 Listing. Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued pursuant to this Agreement to be approved for listing (subject to official notice of issuance) on NASDAQ.

Section 5.15 Consents. The Company shall use its commercially reasonable efforts, and the Purchaser shall cooperate with the Company, to obtain at the earliest practicable date all consents or approvals required for the transfer of the Contracts that constitute Purchased Assets. If any required consent to the assignment of any Contract to which the Company is a party is not obtained as of the Closing, subject to satisfaction or waiver of the conditions set forth in Section 6.02(d), such Contract shall be an Excluded Asset and shall not be assigned to the Purchaser; provided, however, if any such consent is not obtained prior to the Closing, the Company and the Purchaser shall cooperate with each other as reasonably requested by the other party during the period between the Closing Date and the date of dissolution of the Company in order to obtain, at the expense of the Purchaser, the required consent to assignment. If such consent is obtained following the Closing, such Contract shall become a Purchased Contract as of the date such consent is obtained and shall be deemed to be included on Annex A to the Assignment and Assumption Agreement and the Purchaser shall promptly provide the Company with a copy of the Assignment and Assumption Agreement and the annex thereto evidencing such inclusion.

Section 5.16 Liquidation and Satisfaction of Claims. As promptly as practicable following the Closing, the Company shall proceed to wind up its affairs, satisfy all valid claims of creditors and others having claims against the Company, and distribute any remaining assets to its stockholders, all in full compliance with applicable Law. To the extent that any distribution is subject to withholding or similar taxes, the Company shall withhold the required amounts from such distributions and remit such amounts to the applicable Tax Authority as required by Law. In no event shall the Company make any distribution to its stockholders if, after giving effect to such distribution, in the reasonable judgment of the Company’s Board of Directors the Company would be insolvent or unable to pay its debts as they come due, would have remaining liabilities in excess of its remaining assets, or would otherwise be unable to satisfy in full all valid claims against the Company. Subject to Section 5.05(f), to the extent applicable, nothing in this Agreement shall prohibit the Company from selling any of the Parent Common Stock to be delivered in payment of the Purchase Price as may be necessary, in the reasonable judgment of the Company’s Board of Directors, in connection with the liquidation and dissolution of the Company.

Section 5.17 Litigation. Notwithstanding anything to the contrary set forth herein, the Company shall promptly notify Parent if it receives notice of any Action instituted or threatened against the Company, its Subsidiaries or any of its, or their Representatives’, directors, officers or Affiliates, including by any Company Stockholder, before any Governmental Authority, whether relating to this Agreement, the Asset Sale or the other transactions contemplated hereby or any other matter or claim. Until the earlier of the termination of this Agreement in accordance with its terms or the Closing, the Company shall give Parent the opportunity to participate in the defense and settlement of any litigation whether currently pending or initiated after the date hereof, and the Company shall not settle any such litigation without Parent’s prior written consent.

Section 5.18 Name Change. On the Closing Date, the Company shall change its corporate name to a name not including the word “Syntroleum” or any words similar thereto, subject to obtaining the Company Stockholder Vote and following the Closing of the Asset Sale.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE ASSET SALE

Section 6.01 Conditions to Each Party’s Obligation to Effect the Asset Sale. The respective obligations of the parties to effect the Asset Sale shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Regulatory Approvals. All (a) waiting periods under the HSR Act, if any, and any other Antitrust Filings applicable to the transactions contemplated hereby shall have expired or terminated, and (b) all actions, permits and approvals by or in respect of, and all registrations and filings with, any Governmental Authority as set forth in Section 6.01(a) of the Company Disclosure Schedules that are required to permit the consummation of the transactions contemplated hereby shall have been taken, made or obtained and shall remain in full force and effect.

(b) Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been duly adopted by the Company Stockholder Vote.

(c) No Injunctions or Restraints; Illegality. No order, stay, judgment, injunction or decree issued by any court or Governmental Authority of competent jurisdiction of the federal government of the United States of America or any state thereof making the Asset Sale illegal or otherwise prohibiting the consummation of the Asset Sale shall be in effect, and no Governmental Authority shall have instituted any proceeding seeking any such order, stay, judgment, injunction or decree and such proceeding remains unresolved; provided that prior to invoking this provision, each party hereto agrees to comply with Section 5.07.

(d) Effectiveness of Form S-4 Registration Statement. The Form S-4 Registration Statement shall have been declared effective by the SEC in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Form S-4 Registration Statement shall have been issued by the SEC, and no proceeding for that purpose shall have been initiated or threatened by the SEC.

(e) Listing. The shares of Parent Common Stock to be issued in payment of the Purchase Price shall have been approved for listing (subject to official notice of issuance) on NASDAQ.

Section 6.02 Conditions to Obligations of Purchaser. The obligations of Parent and Purchaser to effect the Asset Sale are also subject to the satisfaction, or waiver by Parent, at or prior to the Closing, of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company contained in Section 3.01, Section 3.02, Section 3.03, Section 3.06, Section 3.19, and Section 3.22 shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such date); and (ii) each of the representations and warranties of the Company contained in this Agreement other than those specifically referred to in clause (i) immediately above (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar terms set forth therein) shall be true and correct as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, individually or in the aggregate, a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. Purchaser shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer certifying as to the matters set forth in Sections 6.02(a) and 6.02(b).

(d) Consents. The Company shall have obtained all consents, approvals, authorizations, qualifications and orders of all Governmental Authority and third parties set forth in Section 6.02(d) of the Company Disclosure Schedules.

(e) Subsidiary Equity. The Purchaser shall have received stock certificates representing all ownership interests held by the Company in each of its Subsidiaries duly endorsed in blank or accompanied by stock transfer powers and the Company shall have executed and delivered an assignment of its interest in Dynamic necessary under Section 9.5 of the Dynamic Operating Agreement for Purchaser to be substituted as a Member of Dynamic.

(f) Assignment and Assumption Agreement. The Company shall have executed and delivered to Purchaser an Assignment and Assumption Agreement.

(g) IP Transfer Agreements. The Company shall have executed and delivered to Purchaser the IP Assignment Agreements.

(h) Other Documents. The Purchaser shall have received each other document reasonably requested by Parent to be delivered by the Company to effectuate the terms of this Agreement.

(i) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(j) Resignations. Purchaser shall have received the written resignation, effective as of the Closing, of each director, manager, and officer or individual holding any similar positions of the Company’s Subsidiaries listed on Section 3.01(b) of the Company Disclosure Schedules.

(k) No Actions. There shall not have been asserted or be pending any Action or Claim directly or indirectly involving the Company, this Agreement, the Asset Sale or the other transactions contemplated hereby, that, in the reasonable judgment of Purchaser, would be likely to have a material adverse effect on the benefits Purchaser reasonably expects to be realized or derived from the transactions contemplated by this Agreement.

(l) Key Employees. Each Person listed on Section 6.02(l) of the Company Disclosure Schedules attached hereto shall have executed and delivered an employment agreement with the Purchaser or otherwise accepted employment with Purchaser, in form and substance satisfactory to Purchaser, effective as of the Closing.

(m) Additional Employees. No less than six of all current engineers of the Company, excluding those engineers assigned to the Sasol project as of the date hereof, shall have accepted employment with the Purchaser effective upon the Closing.

(n) Decrees, Judgments, etc. There shall not have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Asset Sale by any domestic or foreign court or other Governmental Authority that, in the reasonable judgment of the Purchaser, would be expected to, directly or indirectly, prohibit or impose any material limitations on, the Purchaser’s ownership or operation of the Purchased Assets, or compel the Purchaser to dispose of or hold separate any material portion of the Purchased Assets of the Company or any Subsidiary or the Purchaser, in each case taken as a whole.

(o) Casualty or Other Events. Since the date of this Agreement, neither the Company nor any of its Subsidiaries shall have sustained any damage, destruction or loss by reason of fire, explosion, earthquake, casualty, labor trouble (including but not limited to any claim of wrongful discharge or other unlawful labor practice), requisition or taking of property by any government or agent thereof, windstorm, embargo, riot, act of God or public enemy, flood, accident, revocation of license or right to do business, total or partial termination, suspension, default or modification of Contracts, governmental restriction or regulation, other calamity, or other similar or dissimilar event (whether or not covered by insurance) that has resulted or would be reasonably likely to result in a Material Adverse Effect.

(p) FIRPTA Documents. Purchaser shall have received FIRPTA documentation, including (i) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in form reasonably satisfactory to Purchaser, dated as of the Closing Date and executed by the Chief Executive Officer or the Chief Financial Officer of the Company on behalf of the Company, together with written authorization for Purchaser to deliver such notice to the Internal Revenue Service on behalf of the Company after the Closing, and (ii) a FIRPTA Notification Letter, in form reasonably satisfactory to Purchaser, dated as of the Closing Date and executed by the Chief Executive Officer of the Chief Financial Officer of the Company on behalf of the Company.

(q) Other Documents. Purchaser shall have received each other document reasonably required to be delivered to Purchaser to effectuate the terms of this Agreement.

Section 6.03 Conditions to Obligations of the Company. The obligation of the Company to effect the Asset Sale is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Purchaser contained in Article IV shall be true and correct as of the Closing Date as though made as of such date (unless any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty shall be true and correct only as of such earlier date); such representations and warranties shall be deemed to be true and correct unless the respects in which the representations and warranties (without giving effect to any “materiality” or similar limitations or references to Material Adverse Effect set forth therein) are untrue or incorrect, individually or in the aggregate, has prevented or materially delayed, or would reasonably be expected to prevent or materially delay, the consummation of the transactions contemplated by this Agreement.

(b) Performance of Obligations of Purchaser. Parent and Purchaser shall have performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by a duly authorized officer certifying as to the matters set forth in Sections 6.03(a) and 6.03(b).

(d) Purchase Price. The Company shall have received the Purchase Price in the form of book-entry shares of Parent Common Stock from the transfer agent of the Purchaser.

(e) Assignment and Assumption Agreement. Purchaser shall have executed and delivered to the Company the Assignment and Assumption Agreement and such other documentation reasonably necessary under Section 9.5 of the Dynamic Operating Agreement to confirm the agreement of Purchaser to be substituted as a Member of Dynamic, bound by the provisions of the Dynamic Operating Agreement.

(f) Other Documents. The Company shall have received each other document reasonably required to be delivered by the Company to effectuate the terms of this Agreement.

ARTICLE VII

TERMINATION; AMENDMENT; WAIVER

Section 7.01 Termination. This Agreement may be terminated and the Asset Sale may be abandoned, at any time prior to the Closing (whether before or after the Company Stockholders’ Meeting, by written notice by the terminating party or parties to the other party or parties specifying the provision or provisions of this Agreement pursuant to which such termination is effected:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent if any Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Asset Sale and such order, decree, ruling or other action shall have become final and non-appealable; provided that in order for either party to seek to terminate this Agreement pursuant to this Section 7.01(b), it must have used all commercially reasonable efforts to lift and rescind such order, decree, ruling or action in compliance with Section 5.06(a);

(c) by either the Company or Parent, if the Asset Sale shall not have been consummated on or before the date which is 150 calendar days following the date on which the Form S-4 Registration Statement is filed with the SEC (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement materially contributed to, or resulted in, the failure of the Asset Sale to be consummated on or before such date;

(d) by either the Company or Parent, if the Company Stockholders’ Meeting shall have been convened, a vote with respect to this Agreement and the Asset Sale shall have been taken thereat and the Company Stockholder Vote shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.01(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement materially contributed to, or resulted in, the failure to obtain the Company Stockholder Vote;

(e) by the Company, if there shall have been a Breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Parent or Purchaser, which Breach, either individually or in the aggregate, would result in, if occurring or continuing at the Closing, the failure of either of the conditions set forth in Section 6.03(a) or 6.03(b), as the case may be, and which is not cured within the earlier of (i) the Outside Date and (ii) 30 days following written notice to Parent, or which by its nature or timing cannot be cured within such period; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(e) if the Company is then in material Breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(f) by Parent, if there shall have been a Breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company (other than with respect to willful Breaches of Section 5.03 or 5.05), which Breach, either individually or in the aggregate, would result in, if occurring or continuing at the Closing, the failure of either of the conditions set forth in Section 6.02(a) or 6.02(b), as the case may be and which is not cured within the earlier of (i) the Outside Date and (ii) 30 days following written notice to the Company, or which by its nature or timing cannot be cured within such period; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.01(f) if Parent or Purchaser is then in material Breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(g) by Parent if (i) there shall have been any willful Breach of the Company’s obligations under Sections 5.03 or 5.05, or (ii) the Board of Directors of the Company (or a committee thereof) fails to make or include in the Company Proxy Statement the Company Board Recommendation or effects a Change of Company Board Recommendation (or publicly announces any intention to do so), or (iii) the Board of Directors of the Company (or a committee thereof) approves or recommends, or publicly proposes to approve or recommend, any Acquisition Proposal, or (iv) following the date any bona fide Acquisition Proposal or any material modification thereto is first publicly announced, disclosed or otherwise made known prior to the time when the Company Stockholders’ Approval is obtained, the Company fails to issue a press release that expressly reaffirms the Company Board Recommendation within ten (10) Business Days following Parent’s written request to do so, or (v) any tender offer or exchange offer constituting an Acquisition Proposal is commenced or materially modified by any third party with respect to the outstanding Company Common Stock prior to the time at which the Company receives the Company Stockholders’ Approval, and the Board of the Company shall not have recommended that the Company Stockholders reject such tender offer or exchange offer and not tender their Company Common Stock into such tender offer or exchange offer within ten (10) Business Days after commencement or material modification of such tender offer or exchange offer, unless the Company has issued a press release that expressly reaffirms the Company Board Recommendation within such ten (10) Business Day period.

Section 7.02 Effect of Termination. If this Agreement is terminated prior to the Closing and the Asset Sale is abandoned pursuant to Section 7.01, this Agreement, except for the applicable provisions of Sections 5.11 (Press Releases), 7.02 (Effect of Termination), 7.03 (Fees and Expenses), 7.04 (Limitation on Recovery), 7.05 (Amendment) and 7.06 (Extension; Waiver; Remedies) and Article VIII (Miscellaneous), shall forthwith and immediately upon such termination automatically become null and void and have no effect, without any liability on the part of any party hereto (or any of its Representatives); provided, however, that nothing contained in this Section 7.02 shall relieve any party hereto from any liability for any willful Breach of a representation or warranty contained in the Agreement or the Breach of any covenant in this Agreement, in either case arising prior to termination.

Section 7.03 Fees and Expenses.

(a) Whether or not the Asset Sale is consummated, except as otherwise specifically provided in this Section 7.03, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(b) Notwithstanding the foregoing, if (i) Parent terminates this Agreement pursuant to Section 7.01(g), (ii) this Agreement shall have been terminated pursuant to Section 7.01(c), Section 7.01(d) or Section 7.01(f) and (x) any Person shall have made, or announced an intention to make, an Acquisition Proposal that becomes public

(whether or not conditional and whether or not withdrawn) after the date of this Agreement, and (y) within 12 months of such termination the Company enters into a definitive agreement with respect to, or consummates an Acquisition Proposal, then the Company shall pay Parent and/or one of its Affiliates, as designated in writing by Parent, the Termination Fee.

(c) “Termination Fee” means an amount in cash equal to $5,000,000.

(d) All payments of the Termination Fee pursuant to this Article VII shall be made by the Company as promptly as reasonably practicable (and, in any event within two (2) Business Days) following the date of termination of this Agreement pursuant to Section 7.01, by wire transfer of immediately available funds to an account designated by the recipient.

(e) Each of the Company, Parent and Purchaser acknowledges that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement. In the event that the applicable party shall fail to make any payment pursuant to this Article VII when due, the party which fails to make such payment when due shall reimburse the party to whom such payment is due for all reasonable costs and expenses actually incurred by the party to whom payment is due (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.03, together with interest on the unpaid amount at the rate announced by Citibank, N.A. as its “reference rate” in effect on the date such payment was required to be made.

Section 7.04 Limitation on Recovery. If this Agreement is terminated pursuant to Section 7.01(g) then: (i) the sole and exclusive remedy of Parent and Purchaser against the Company and its former, current and future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees for Damages shall be to receive the Termination Fee as provided by Section 7.03(b); and (ii) no former, current and future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of the Company shall have any further Liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

Section 7.05 Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the parties, at any time before or after adoption of this Agreement by the Company Stockholder Vote but, after any such Company Stockholder Vote, no amendment shall be made that requires the approval of the stockholders of the Company without the approval of such stockholders under the DGCL. This Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.

Section 7.06 Extension; Waiver; Remedies.

(a) Each party hereto, by action taken or authorized by their respective Boards of Directors or equivalent governing body, as applicable, may to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein made or to be made by any other party hereto or in any document delivered pursuant hereto by any other party hereto, or (iii) waive compliance by any other party hereto with any of the agreements or conditions contained herein. Any such extension or waiver shall not be deemed an amendment to this Agreement. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(b) The failure of any party hereto to exercise any rights, power or remedy provided under this Agreement, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive the Closing. This Section 8.01 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Closing.

Section 8.02 Entire Agreement; Assignment; No Additional Representations.

(a) This Agreement, together with the Company Disclosure Schedules, the Purchaser Disclosure Schedules, the Exhibits hereto, the Confidentiality Agreement and the other documents to be delivered pursuant to this Agreement, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to subject matter hereof and thereof. The Agreement and any rights or obligations hereunder shall not be assigned or transferred by any party directly or indirectly by operation of law, contract or otherwise without the prior written consent of the other parties.

(b) Except for the representations and warranties contained in Article IV or the Purchaser Disclosure Schedules, the Company acknowledges and agrees that none of Parent or Purchaser or any other Person on behalf of Parent or Purchaser makes any other express or implied representation or warranty with respect to Purchaser or with respect to any other information provided by Parent or Purchaser. Neither Purchaser nor any other Person will have or be subject to any Liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information, except as may be required by Law with respect to information provided by Parent or Purchaser in writing specifically for inclusion in the Company Proxy Statement.

(c) Each of Parent and Purchaser acknowledges and agrees that (i) none of the Company or its Subsidiaries, or any other Person has made any representation or warranty, expressed or implied, as to the Company, its Subsidiaries or the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or made available to Parent, Purchaser and their respective Representatives, except as expressly set forth in this Agreement or the Company Disclosure Schedules, (ii) neither Parent nor Purchaser has relied on any representation or warranty from the Company or any other Person in determining to enter into this Agreement, except as expressly set forth in this Agreement or the Company Disclosure Schedules and (iii) none of the Company or its Subsidiaries or any of their respective officers, directors, stockholders, Affiliates or agents shall have or be subject to any Liability to Parent, Purchaser or any other Person resulting from the distribution to Parent, Purchaser or their respective Representatives, or the use by Parent, Purchaser or their respective Representatives of, any information, documents or material (including financial statements) made available to or provided to Parent, Purchaser or their respective Representatives in any “data rooms”, management presentations or in any other form in connection with the transactions contemplated hereby and not otherwise covered by the Company’s representations and warranties contained in this Agreement. Without limiting the generality of the foregoing, each of Parent and Purchaser understands that any cost estimates, projections or other predictions contained or referred to in any of the foregoing or which otherwise have been made available to or provided to Parent, Purchaser or their respective Subsidiaries by or on behalf of the Company or its Subsidiaries are not and shall not be deemed to be representations or warranties of the Company or its Subsidiaries, except to the extent any such information is (a) set forth or incorporated in this Agreement or in the Company Disclosure Schedules or (b) included or incorporated by reference in any Company SEC Document. Each of Parent and Purchaser acknowledges that (w) there are uncertainties inherent in attempting to make such estimates, projections and other predictions, (x) it is familiar with such uncertainties and (y) it has not relied on such estimates, projections or predictions on behalf of the Company or any of its Subsidiaries.

Section 8.03 Validity; Specific Performance.

(a) Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Requirements of Law; but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(b) Except as set forth in Section 7.04, the parties hereto agree that irreparable Damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise Breached and that such Damages would not be fully compensable by an award of money Damages. It is accordingly agreed that, except as set forth in Section 7.04, the parties hereto shall be entitled to an injunction or injunctions to prevent Breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting a bond or other undertaking, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.04 Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing or if by internationally recognized courier service two Business Days following sending by overnight delivery, or, upon delivery by facsimile transmission (with receipt confirmed) during the hours of 9:00 A.M. and 5:00 P.M. in the recipient’s time zone as follows:

if to Parent or Purchaser:

Renewable Energy Group, Inc.

416 South Bell Avenue

Ames, Iowa 50010

Attn: President

Phone: (515) 239-8000

Facsimile: (515) 239-8029

with copies to:

Pillsbury Winthrop Shaw Pittman LLP

Four Embarcadero Center, 22nd Floor

San Francisco, California 94111

Attn: Blair W. White

Phone: (415) 983-1000

Facsimile: (415) 983-1200

if to the Company (prior to the Closing):

Syntroleum Corporation

5416 S. Yale Avenue, Suite 400

Tulsa, Oklahoma 74315

Attn: President

Phone: (918) 592-7900

Facsimile: (918) 592-7979

with copies to:

Foley & Lardner LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Attention: Paul D. Broude, Esq.

Phone: (617) 342-4000

Facsimile: (617) 342-4001

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.05 Governing Law; Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York (without giving effect to conflict of law principles thereof), provided that any matters of corporate law related to the Asset Sale or the Company shall be governed by the DGCL. Each of the parties hereto (i) consents to submit itself to the exclusive personal jurisdiction of the state and federal courts sitting in the County of New York, State of New York, in the event any dispute arises out of this Agreement or any transaction contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any transaction contemplated by this Agreement in any court other than any such court and (iv) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated by this Agreement. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby or thereby in any such court, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 8.06 Descriptive Headings; Rules of Construction.

(a) The descriptive headings herein (including the Table of Contents) are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

(b) References to any U.S. legal term shall, in respect of any jurisdiction other than the U.S., be construed as references to the term or concept that most nearly corresponds to it in that jurisdiction.

(c) The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Requirements of Law or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

(d) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context otherwise clearly requires (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified in accordance with the terms hereof and thereof; provided that with respect to any agreement, instrument or other document listed in the Company Disclosure Schedules all such amendments, modifications or supplements must also be listed in the appropriate schedule; (ii) any reference herein to a statute means such statute as amended from time to time and includes any successor legislation thereto and regulations promulgated thereunder; (iii) any reference herein to any Person shall be construed to include such Person’s permitted successors and assigns; (iv) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof; (v) all references to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement; (vi) “writing”, “written” and comparable terms shall be construed to refer to writing, printing, typing and other means (including electronic and computer means) of reproducing information in a visible form; (vii) the terms “day” and “days” mean and refer to calendar day(s) and the terms “year” and “years” mean and refer to calendar year(s); and (viii) “$” means U.S. dollars.

(e) Any action required hereunder to be taken within a certain number of days shall, except as may otherwise be expressly provided herein, be taken within that number of calendar days; provided, however, that if the last day for taking such action falls on a Saturday, a Sunday, or a legal holiday, the period during which such action may be taken shall automatically be extended to the next Business Day.

Section 8.07 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Furthermore, nothing in this Agreement shall constitute an amendment to, or be construed as amending, modifying or terminating, any benefit plan, program, arrangement or agreement (including, without limitation, any Benefit Plan or Successor Plan) or to affect Purchaser’s or the Company’s or any of their Subsidiaries’ ability to amend, modify or terminate any employee benefit plan, program or arrangement, sponsored, maintained or contributed to by Purchaser, Company or any of their respective Subsidiaries. Without limiting the foregoing, no provision of this Agreement shall create any third party beneficiary or other rights in any employee or former employee or any beneficiary or dependent thereof, in respect of continued employment (or resumed employment) with Purchaser or any of its Subsidiaries, or with respect to the compensation, benefits or other terms and conditions of employment with Purchaser or Company or any of their respective Subsidiaries.

Section 8.08 No Personal Liability. This Agreement shall not create or be deemed to create any personal liability or obligation on the part of any direct or indirect stockholder of the Company, the Purchaser, Parent or any of their respective Representatives.

Section 8.09 Company Disclosure Schedules. The inclusion of any information in the Company Disclosure Schedules shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Material Adverse Effect or is outside the ordinary course of business.

Section 8.10 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 8.11 Definitions. In addition to terms defined elsewhere in this Agreement, for purposes of this Agreement, the following terms shall have the following meanings:

“2007 Warrant Agreement” means the Warrant Agreement, dated as of June 22, 2007, between the Company and Tyson Foods, Inc.

“409A Plan” shall have the meaning specified in Section 3.10(p).

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions that, in the good faith judgment of the Board of Directors of the Company, are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Parent or any of its Affiliates) relating to any direct or indirect acquisition, in one transaction or a series of transactions, including by way of any merger, consolidation, tender offer, exchange offer, binding share exchange, business combination, sale of substantially all assets, recapitalization, restructuring, investment, liquidation, dissolution or similar transaction, of (i) assets that constitute or represent 20% or more of the total assets or total revenues of the Company and its Subsidiaries, taken as a whole, or (ii) 20% or more of the Company Common Stock then outstanding. The parties agree that receipt by the Company of an “Offer Notice” pursuant to Section 9.3 of the Dynamic Operating Agreement constitutes an Acquisition Proposal as set forth herein.

“Action” means any suit, claim, action, arbitration, audit, or known investigation, or alternative dispute resolution action or any other judicial, administrative or arbitral proceeding.

“Adjustment Shares” means the number of shares equal to the quotient of (x) the dollar amount, if any, by which $3,200,000 exceeds the aggregate amount of cash to be transferred to Purchaser at Closing, divided by (y) the Parent Average Share Price (such amount to be rounded up to the nearest whole share).

“Affiliate” of a Person means any corporation, limited liability company, partnership or other entity that controls, is controlled by, or is under common control with such Person. For purposes of this definition of “Affiliate”, “control” means (a) in the case of corporate entities, direct or indirect ownership of more than fifty percent (50%) of the stock or shares having the right to vote for the election of directors, and (b) in the case of non-corporate entities, direct or indirect ownership of more than fifty percent (50%) of the equity interests with the power to direct the management and policies of such non-corporate entities.

“Affiliated Persons” means (i) any director or officer of the Company or any Subsidiary, (ii) any Affiliate of the Company or any Subsidiary or (iii) with respect to the individual referred to in the foregoing clause (i), any member of the immediate family of any of such individual and any Person that, directly or indirectly, is controlled by such immediate family member.

“Agreement” shall have the meaning specified in the Preamble.

“Antitrust Filings” means Notification and Report Form pursuant to the HSR Act or any other federal, state or foreign law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade reasonably determined by the parties to apply to the Asset Sale and the other transactions contemplated by this Agreement.

“Asset Sale” shall have the meaning specified in the Recitals.

“Assignment and Assumption Agreement” shall have the meaning specified in Section 2.02.

“Assumed Liabilities” shall have the meaning specified in Section 1.03(c).

“Benefit Plans” shall have the meaning specified in Section 3.10(a)(iv).

“Breach” means, with respect to any representation, warranty, covenant, obligation or other provision of any agreement, that there has occurred (or a claim has been made that there has occurred) an inaccuracy in or breach of, or a failure to perform or comply with, such representation, warranty, covenant, obligation or other provision, as the case may be; for the avoidance of doubt, the failure of a condition to be satisfied by itself shall not constitute a Breach.

“Burdensome Condition” shall have the meaning specified in Section 5.07(c).

“Business Day” shall have the meaning given to such term in Rule 14d-1(g) under the Exchange Act.

“Bylaws” means the By-Laws of the Company, as in effect on the date of this Agreement.

“Capital Lease” means a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP.

“Cash Reserve” means cash in an amount equal to the lesser of (a) $5,300,000, and (b) the Company’s cash on hand at Closing.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. 9601 et seq.), as amended from time to time, and any successor statute thereto.

“Certificate of Incorporation” means the certificate of incorporation of the Company, as in effect on the date of this Agreement.

“Change” means any fact, circumstance, change, event, occurrence, development or effect.

“Change of Board Recommendation” shall have the meaning specified in Section 5.03(d).

“Closing” shall have the meaning specified in Section 2.03.

“Closing Date” shall have the meaning specified in Section 2.03.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA, or any similar or analogous provision of state Law.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute thereto.

“Company” shall have the meaning specified in the Preamble.

“Company and its Subsidiaries” shall have the meaning specified in Section 3.10.

“Company Board Recommendation” shall have the meaning specified in Section 3.03(b).

“Company Common Stock” means, collectively, the Common Stock, par value $0.01 per share, of the Company, and associated rights.

“Company Contract” shall have the meaning specified in Section 3.18(b).

“Company Disclosure Schedules” shall have the meaning specified in Article III.

“Company Group” shall have the meaning specified in Section 3.12(a).

“Company Options” shall have the meaning specified in Section 3.02(a).

“Company Preferred Stock” shall have the meaning specified in Section 3.02(a).

“Company Proxy Statement” shall have the meaning specified in Section 3.23.

“Company Rights Agreement” means the Second Amended and Restated Rights Agreement, dated as of October 24, 2004, between the Company and American Stock Transfer & Trust Company, as Rights Agent.

“Company SEC Documents” shall have the meaning specified in Section 3.05(a).

“Company Securities” shall have the meaning specified in Section 3.02(b).

“Company Stockholder Vote” means the adoption by the affirmative vote of a majority of the issued and outstanding shares of Company Common Stock of a resolution approving the sale of substantially all of the Company’s assets pursuant to, and on the terms and conditions set forth in, this Agreement.

“Company Stockholders” means the holders of Company Common Stock.

“Company Stockholders’ Meeting” shall have the meaning specified in Section 5.06(a).

“Company Warrants” shall have the meaning specified in Section 3.02(a).

“Company’s Knowledge” or a similar phrase means the actual knowledge of the Chief Executive Officer, Principal Financial Officer and any Senior Vice President of the Company, or information which should reasonably have been known to such Persons after due inquiry of the applicable management personnel of the Company, in each case who are likely to have knowledge of the matter in question.

“Confidentiality Agreement” means the confidentiality agreement dated as of February 28, 2012, as amended through the date of this Agreement, by and between the Company and the Parent.

“Contract” means any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation.

“Contractual Obligations” means as to any Person, any provision of any security issued by such Person or of any agreement, undertaking, Contract, indenture, mortgage, deed of trust or other instrument or arrangement to which such Person is a party or by which it or any of such Person’s property is bound.

“Damages” means any and all losses, Liabilities, claims, damages, reasonable expenses (including costs of investigation, defense and related reasonable attorneys fees), awards, assessments, fines, costs, reasonable fees, Taxes, penalties, deficiencies, judgments or other amounts paid or incurred, whether in defense or settlement of any Proceeding or otherwise.

“Defined Benefit Plan” means a defined benefit plan within the meaning of Section 3(35) of ERISA or Section 414(j) of the Code, whether funded or unfunded, qualified or non-qualified (whether or not subject to ERISA or the Code).

“DGCL” means Delaware General Corporation Law.

“Documents” shall mean all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer lists, regulatory filings, Tax Returns and other Tax records (including Tax Returns and Tax records for the Company and its Subsidiaries and any Company Group and taxpayer and similar identification numbers for each Subsidiary), operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials related to the business and the Purchased Assets in each case whether or not in electronic form.

“Dynamic” means Dynamic Fuels, LLC, a Delaware limited liability company.

“Dynamic Business” means the ownership and operation of the Geismar Facility.

“Dynamic Operating Agreement” means the Limited Liability Company Agreement of Dynamic Fuels, LLC dated as of June 22, 2007, as amended by First Amendment to the Limited Liability Operating Agreement of Dynamic Fuels, LLC effective as of April 5, 2012 and Second Amendment to the Limited Liability Company Agreement of Dynamic Fuels, LLC effective March 13, 2013.

“Environmental Claim” means any Action or notice to the Company or any of its Subsidiaries by any Person or entity alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (i) the presence, or Release into the environment, of any Hazardous Material (as hereinafter defined) at any location, whether or not owned, leased, operated or used by the Company or its Subsidiaries, or (ii) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.

“Environmental Laws” means any applicable federal, state, provincial, foreign or local statute, law, rule, regulation, ordinance, code, binding and enforceable guideline, binding and enforceable written policy or rule of common law now or hereafter in effect and in each case as amended, or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, to the extent binding on the Company or any of its Subsidiaries, relating to the environment, health and safety, or Hazardous Materials, including, without limitation, CERCLA; the Resource Conservation and Recovery Act, 42 USC 6901 et seq. (“RCRA”); the Federal Water Pollution Control Act, 33 USC § 1251 et seq.; the Toxic Substances Control Act, 15 USC, § 2601 et seq.: the Clean Air Act, 42 USC § 7401 et seq.; the Safe Drinking Water Act, 42 USC § 3803 et seq.; the Oil Pollution Act of 1990, 33 USC § 2701 et seq.; the Emergency Planning and the Community Right-to-Know Act of 1986, 42 USC § 11001 et seq.; the Hazardous Material Transportation Act, 49 USC § 1801 et seq.; and the Occupational Safety and Health Act, 29 USC §651 et seq. (to the extent it regulates occupational exposure to Hazardous Materials); any state and local or foreign counterparts or equivalents, in each case as amended from time to time,

“Equity Award” shall have the meaning specified in Section 3.10(p).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statute thereto, and the regulations issued thereunder.

“ERISA Affiliate” shall have the meaning specified in Section 3.10.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor statute thereto, and the rules and regulations of the SEC thereunder.

“Excluded Assets” shall have the meaning specified in Section 1.02.

“Excluded Liabilities” shall have the meaning specified in Section 1.04.

“Excluded Subsidiaries” means Syntroleum International Corporation, a Delaware corporation, and Scout Development Corporation, a Missouri corporation.

“Excluded Taxes” means any Liability for Taxes (a) of (or imposed on) the Company or any of its Affiliates (other than any Purchased Subsidiary) for any taxable period (including any Taxes arising in connection with the transactions contemplated by this Agreement), (b) of (or imposed on) any Purchased Subsidiary for any Pre-Closing Tax Period (or for the Post-Closing Tax Period to the extent that such Taxes arise in or with respect to the Pre-Closing Tax Period), (c) of any Person (other than a Purchased Subsidiary) for which any Purchased Subsidiary is liable as a result of being, having been or ceasing to be a member of an affiliated, consolidated, combined, or unitary group for Tax purposes prior to the Closing (including any Company Group) or as a result of being or ceasing to be a party to any Contract (including any Tax Sharing Agreement) entered into prior to the Closing or as a result of any successor or transferee liability or any law, rule or regulation, which Tax is attributable to any event or transaction occurring on or prior to the Closing, (d) (including any income, transfer, sales, use, and other Taxes) imposed on any Purchased Subsidiary as a result of the transactions contemplated by this Agreement or any ancillary agreements ; and (e) resulting from a breach of any representation or warranty contained in Section 3.12.

“Fairness Opinion” shall have the meaning specified in Section 3.19.

“Financial Advisor” shall have the meaning specified in Section 3.19.

“Form S-4 Registration Statement” shall have the meaning specified in Section 3.23.

“GAAP” shall have the meaning specified in Section 3.05(b).

“Geismar Facility” means the renewable diesel manufacturing plant located in Geismar, Louisiana which is owned and operated by Dynamic.

“Governmental Approval” means approval from a Governmental Authority.

“Governmental Authority” means any foreign, federal, state, local, or other governmental or administrative body, instrumentality, department, or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Guaranteed Obligations” shall have the meaning specified in Section 2.04.

“Hazardous Materials” means (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws or the regulations thereunder as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” or any other formulation intended to define, list, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, or “EP toxicity,” (b) oil, petroleum, or petroleum derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (c) any flammable substances or explosives or any radioactive materials, and (d) asbestos in any form or electrical equipment that contains any oil or dielectric fluid containing levels of poly chlorinated biphenyls in excess of 50 parts per million.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any successor law.

“Included Subsidiaries’’ means Dynamic Fuels, LLC, Syntroleum Australia Licensing Corporation, a Delaware corporation, and Syntroleum Australia Credit Corporation, a Delaware corporation.

“Income Tax’’ means any federal, state, local, or non-U.S. income tax measured by or imposed on or with respect to net income, including any interest, penalty, or addition thereto, whether disputed or not.

‘‘Income Tax Return’’ means any Tax Return, declaration relating to Income Taxes.

“Indebtedness” means with respect to any Person, without duplication (a) indebtedness of such Person for borrowed money, (b) any obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, including purchase money obligations or other obligations relating to the deferred purchase price of property (other than trade payables incurred in the ordinary course of business), (c) Liabilities of Persons (other than the Company and its Subsidiaries) secured by a Lien (other than a Permitted Lien) on any asset of the Company or any of its Subsidiaries, (d) Liabilities under or in respect of letters of credit and bank guarantees (including reimbursement obligations with respect thereto, (e) Liabilities under lease obligations required to be classified and accounted for as Capital Leases and Liabilities under any sale and leaseback transaction, any synthetic lease or tax ownership operating lease transaction or any other transaction that is the functional equivalent of or takes the place of borrowing but that does not constitute a liability on the balance sheet, and (f) Liabilities in the nature of guarantees of obligations of the type described in the foregoing clauses of any other Person.

“Intervening Event” shall have the meaning specified in Section 5.03(d).

“IP Assignment Agreements” shall have the meaning specified in Section 2.02.

“IRCA” shall have the meaning specified in Section 3.09(a).

“Laws” means any U.S. or non-U.S., federal, state or local statute, law, directive, ordinance, rule, regulation, order, writ, judgment, decree, code, stipulation, determination, award or requirement of a Governmental Authority.

“Liabilities” means any Indebtedness, liabilities, claims, demands, expenses, commitments or obligations of every kind and description.

“Lien” means any lien, charge, mortgage, pledge, easement, encumbrance, security interest, adverse claim or any other title defect or restriction of any kind, including any interest in an asset securing an obligation owed to, or a claim by, any Person other than the owner of the asset, whether such interest is based on the common law, statute, or Contract, whether such interest is recorded or perfected, and whether such interest is contingent upon the occurrence of some future event or events or the existence of some future circumstance or circumstances, including the lien or security interest arising from a mortgage, deed of trust, encumbrance, pledge, hypothecation, assignment, deposit arrangement, security agreement, conditional sale or trust receipt, or from a lease, consignment, or bailment for security purposes and also including reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, restrictions, leases, and other title exceptions and encumbrances affecting real property.

“Losses” means any and all losses, claims, damages, liabilities, judgments, expenses and costs, including, without limitation, reasonable attorneys’ fees, costs of collection and other fees and expenses, (but not including punitive, exemplary, consequential or indirect damages and liability of any kind.)

“Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, has, or would reasonably be expected to have (with or without notice or the passage of time, or both), a material adverse effect on: (a) the consummation of the Asset Sale and the other transactions contemplated hereby, or (b) the condition (financial or otherwise), results of operations, assets or liabilities of the Company and its Subsidiaries, taken as a whole; provided that Material Adverse Effect shall not include:

(i) any Change to the extent resulting from any conditions or changes generally affecting the economy or securities markets of the United States, which conditions or changes do not disproportionately affect the Company relative to other participants in the industry in which the Company and its Subsidiaries operate;

(ii) any Change to the extent resulting from conditions or changes in the industry in which the Company and its Subsidiaries conduct business, which conditions or changes do not disproportionately affect the Company relative to other participants in the industry in which the Company and its Subsidiaries operate;

(iii) any Change to the extent resulting from changes in Law or GAAP (or the interpretation thereof), which conditions or changes do not disproportionately affect the Company relative to other participants in the industry in which the Company and its Subsidiaries operate; and

(iv) any Change to the extent resulting from changes in the Company’s stock price or the trading volume of Company Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to any such change, other than any of those described in clauses (i) through (iii) above, may be taken into account in determining whether there has been a Material Adverse Effect).

“NASDAQ” shall have the meaning specified in the Recitals.

“Outside Date” shall have the meaning specified in Section 7.01(c).

“Parent” shall have the meaning specified in the Preamble.

“Parent Average Share Price” shall have the meaning specified in Section 2.01.

“Parent Common Stock” means, collectively, the Common Stock, par value $0.0001 per share, of Parent.

“Parent Preferred Stock” shall have the meaning specified in Section 4.04.

“Parent SEC Reports” means forms, reports, registration statements, and other documents filed by Parent with the SEC since January 1, 2011.

“PBGC” means the Pension Benefit Guaranty Corporation (as defined in Title IV of ERISA).

“Permits” shall have the meaning specified in Section 3.13(c).

“Permitted Liens” means (i) Liens securing the obligations of the Company with respect to the Indebtedness, (ii) statutory Liens for unpaid Taxes that are not yet due and payable; (iii) purchase money Liens or the interest of lessors under Capital Leases to the extent that such Liens or interests secure purchase money Indebtedness and so long as (w) such Liens attach only to the asset purchased or acquired and the proceeds thereof, (x) the Indebtedness secured thereby does not exceed the purchase price of the asset purchased or acquired and is not thereafter increased, and (y) such Liens are created substantially simultaneously with the acquisition of such asset; (iv) Liens, which either are for sums not yet delinquent or are being contested in good faith arising by operation of law in favor of warehouses, landlords, carriers, mechanics, materialmen, laborers, or suppliers, incurred in the ordinary course of business and not in connection with the borrowing of money; (v) Liens arising from deposits made in connection with obtaining worker’s compensation or other unemployment insurance; (vi) Liens or deposits to secure performance of bids, tenders, or leases incurred in the ordinary course of business in the aggregate not exceeding $50,000 at any one time outstanding and not in connection with the borrowing of money; (vi) Liens granted as security for surety or appeal bonds in connection with obtaining such bonds in the ordinary course of business, in the aggregate not to exceed $50,000 at any time outstanding; (viii) with respect to any real property, easements, rights of way, and zoning restrictions that do not materially interfere with or impair the use of operation thereof; and (ix) Liens that are replacements of Permitted Liens to the extent that (w) the original Indebtedness is refinanced, renewed or extended Indebtedness, (x) the replacement Liens only encumber those assets that secured the refinanced, renewed, or extended Indebtedness, (y) the amount of the Indebtedness or other obligations secured thereby is not greater than the original Indebtedness, and (z) the Person granting the replacement Lien is the same Person that granted the Lien being replaced.

“Person” means any individual, corporation, limited liability company, partnership, association, trust, estate, other entity or organization or group (as defined in Section 13(d)(3) of the Exchange Act).

“Post-Closing Tax Period” means any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning immediately after the Closing Date.

“Pre-Closing Tax Period” means any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, suit (whether civil, criminal, administrative, investigative or otherwise) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Proprietary Rights” means all of the Company’s or its Subsidiaries’ now owned and hereafter arising or acquired: licenses, franchises, permits, patents, patent rights, copyrights, works which are the subject matter of copyrights, trademarks, service marks, trade names, trade styles, patent applications, trademark applications, service mark applications, and all licenses and rights related to any of the foregoing, and all other rights under any of the foregoing, all extensions, renewals, reissues, divisions, continuations, and continuations-in-part of any of the foregoing, and all rights to sue for past, present and future infringement of any of the foregoing.

“Purchase Price” shall have the meaning specified in Section 2.01.

“Purchased Assets” shall have the meaning specified in Section 1.01.

“Purchased Contracts” shall have the meaning specified in Section 1.01(c).

“Purchased Subsidiary” means any Subsidiary of the Company if the interests in such Subsidiary are or will be a Purchased Asset and any direct or indirect Subsidiary of any Purchased Subsidiary.

“Purchaser” shall have the meaning specified in the Preamble.

“Purchaser Disclosure Schedules” shall have the meaning specified in Section Article IV.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration or placing into, through or upon the environment, including any land, soil, surface water, ground water or air.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of such Person and its Subsidiaries.

“Requirements of Law” means as to any Person, provisions of the Governing Documents or other organizational or governing documents of such Person, or any law, treaty, policy, code, rule, regulation, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other Governmental Authority, in each case applicable or binding upon such Person or any of such Person’s property or to which such Person or any of such Person’s property is subject or pertaining to any or all of the transactions contemplated or referred to herein.

“Sarbanes-Oxley Act” shall have the meaning specified in Section 3.05(d).

“SEC” means the United States Securities and Exchange Commission and any successor thereto.

“Securities Act” shall have the meaning specified in Section 3.05(a).

“Series B Preferred Stock” shall have the meaning specified in Section 4.04.

“Severance Agreements” means any agreement requiring payment to any employee, director or consultant of the Company or any termination of service as an employee, director or consultant of the Company as a result of the transactions contemplated hereby.

“Specified Contracts” shall have the meaning specified in Section 1.02(b).

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, when used with reference to an entity, any other entity of which (a) securities or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or other Persons performing similar functions, or (b) 50% or more of the outstanding securities of which, are owned directly or indirectly by such entity. For the avoidance of doubt, when used in reference to Subsidiaries of the Company, “Subsidiary” shall include Dynamic.

“Subsidiary Securities” shall have the meaning specified in Section 3.02(c).

“Successor Plans” shall have the meaning specified in Section 5.10(b).

“Superior Proposal” means a bona fide Acquisition Proposal (except the references therein to “at least 20%” shall be replaced by “more than 50%”) made in writing that is (i) reasonably likely to be completed on a timely basis and (ii) more favorable from a financial point of view to the Company than the transactions contemplated by this Agreement, and (b) did not result from a Breach or violation of Section 5.03.

“Tax” or “Taxes” means any federal, state, local, or non-U.S. taxes and similar assessments, duties, reporting obligations, impositions and Liabilities relating to taxes, including income, gross receipts, license, payroll, employment, escheat excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar (including health, unemployment, workers’ compensation and pension insurance), unemployment, disability, real property, personal property, sales, use, ad valorem, transfer, registration, value added, alternative or add-on minimum, estimated, recapture, public imposts, fees or other taxes of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined, unitary or similar group, including any arrangement for group or consortium relief or similar arrangement; and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person or as a result of any obligation under any Contract or arrangement with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of law.

“Tax Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection, or other imposition of Taxes.

“Tax Returns” means any return, declaration, report, claim for refund, estimated return or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” shall have the meaning specified in Section 3.12(f).

“Termination Event” means (i) the Company or any of its Subsidiaries, any Benefit Plan or any fiduciary (within the meaning of Section 3(21) of ERISA being subject to, or to the Company’s or Company’s Knowledge being threatened with, a claim (other than routine claims for benefit(s)) against any Benefit Plan or the assets thereof, or against the Company and its Subsidiaries or any of their respective ERISA Affiliates in connection with any Benefit Plan; (ii) the Internal Revenue Service giving notice that it intends to revoke the Tax-qualified status of any Benefit Plan, (iii) the occurrence of a “Reportable Event” described in Section 4043 of ERISA with respect to a Benefit Plan, regardless of whether the PBGC has waived the notice requirements with respect to such event in its regulations; (iv) the imposition, nor notice of imposition, of liability (whether absolute or contingent) on the Company or any of its Subsidiaries or any of their respective ERISA Affiliates as a result of a complete or partial withdrawal from a Multiemployer Plan; (v) the receipt of a notice to terminate a Benefit Plan in a distress termination under Section 4041(c) of ERISA or to appoint a trustee pursuant to Section 4042 of ERISA, or the occurrence of any event or set of circumstances that might reasonably constitute grounds for the PBGC to do either; (vii) the restoration of a Benefit Plan by the PBGC pursuant to Section 4047 of ERISA; (vii) the restoration of a Benefit Plan by the PBGC pursuant to Section 4047 of ERISA, (viii) any of the Company or its Subsidiaries withdrawal from a single-employer plan during the plan year in which it is a substantial employer pursuant to Section 4063 of ERISA; (ix) the existence with respect to any Benefit Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 402 of ERISA), whether or not waived, the failure to make by its due date a required installment under Section 412(m) of the Code with respect to any Benefit Plan or the failure by the Company and its Subsidiaries or any of their ERISA Affiliates to make any required contribution to a Multiemployer Plan; (x) the filing pursuant to Section 412(d) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Benefit Plan; (xi) the incurrence by the Company or any of its Subsidiaries or any of their respective ERISA

Affiliates of any liability under Title IV or ERISA with respect to the termination of any Benefit Plan; (xii) a determination that a Multiemployer Plan in which the Company or any of its Subsidiaries or any of their respective ERISA Affiliates participates or has participated is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA; (xiii) the making of any amendment to any Benefit Plan that could result in the imposition of a lien or the posting of a bond, escrow or other security; and (xiv) the occurrence of a nonexempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in liability to the Company or any of its Subsidiaries; or (xv) the imposition of a lien pursuant to Section 401(a)(29) or 412(n) of the Code or pursuant to ERISA with respect to any Benefit Plan.

“Termination Fee” shall have the meaning specified in Section 7.03(c).

“Trading Day” shall have the meaning specified in Section 2.01.

“Treasury Regulations” means the U.S. Treasury Department tax regulations promulgated under the Code, as such regulations may be amended from time to time. References to specific provisions of the Treasury Regulations shall be deemed to include the corresponding provisions of succeeding provisions of the Treasury Regulations.

“U.S.” means the United States of America.

“Wholly-Owned Subsidiary” means a Subsidiary of the Company all of whose capital stock or other equity ownership interests (other than director’s qualifying shares, securities or interests, and/or other shares, securities or interests that are required by applicable Laws to be owned or held by other Persons) are owned by the Company or one or more of its Wholly-Owned Subsidiaries.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

RENEWABLE ENERGY GROUP, INC.

By:	/s/ Daniel J. Oh
Name:	Daniel J. Oh
Title:	President and Chief Executive Officer

REG SYNTHETIC FUELS, LLC

By:	/s/ Daniel J. Oh
Name:	Daniel J. Oh
Title:	President and Chief Executive Officer

SYNTROLEUM CORPORATION

By:	/s/ Edward G. Roth
Name:	Edward G. Roth
Title:	President and Chief Executive Officer

Annex B

PLAN OF LIQUIDATION AND DISSOLUTION

OF

SYNTROLEUM CORPORATION

This Plan of Liquidation and Dissolution (the “Plan”) is intended to accomplish the complete liquidation and dissolution of SYNTROLEUM CORPORATION, a Delaware corporation (the “Company”), in accordance with Sections 280 and 281(a) of the General Corporation Law of the State of Delaware (the “DGCL”).

1. Adoption of Plan. The Board of Directors of the Company (the “Board”) has adopted this Plan. If the Plan is adopted by the requisite vote of the Company’s stockholders, the Plan shall constitute the adopted Plan of the Company.

2. Certificate of Dissolution and Effective Date. At the Company’s discretion, following the adoption of the Plan by the requisite vote of the Company’s stockholders, the Company shall file with the Secretary of State of the State of Delaware a certificate of dissolution (the “Certificate of Dissolution”) in accordance with the DGCL. The Plan shall be effective as of such time the Certificate of Dissolution is filed with the Secretary of State of the State of Delaware (the “Effective Date”).

3. Cessation of Business Activities. After the Effective Date, the Company shall not engage in any business activities except to the extent necessary to preserve the value of its assets, wind up its business affairs and distribute its assets in accordance with this Plan.

4. Continuing Employees and Consultants. For the purpose of effecting the dissolution of the Company, the Company shall hire or retain, at the discretion of the Board, such employees, consultants and advisors as the Board deems necessary or desirable to supervise or facilitate the dissolution.

5. Dissolution Process.

From and after the Effective Date, the Company (or any successor entity of the Company) shall proceed, in a timely manner, to liquidate the Company in accordance with the procedures set forth in Sections 280 and 281(a) of the DGCL. In this respect, the Company shall follow the procedures set forth in Section 280 of the DGCL, and in conformity with the requirements of Section 281(a) of the DGCL:

(a) Shall pay the claims made and not rejected in accordance with Section 280(a) of the DGCL;

(b) Shall post the security offered and not rejected pursuant to Section 280(b)(2) of the DGCL;

(c) Shall post any security ordered by the Delaware Court of Chancery in any proceeding under Section 280(c) of the DGCL; and

(d) Shall pay or make provision for all other claims that are mature, known or uncontested or that have been finally determined to be owing by the Company.

Such claims or obligations shall be paid in full and any such provision for payment shall be made in full if there are sufficient assets. If there are insufficient assets, such claims and obligations shall be paid or provided for according to their priority, and, among claims of equal priority, ratably to the extent of assets available therefor. Any remaining assets shall be distributed to the common stockholders of the Company; provided, however, that such distribution shall not be made before the expiration of 150 days from the date of the last notice of rejections given pursuant to Section 280(a)(3) of the DGCL. In the absence of actual fraud, the judgment of the Board as to the provision made for the payment of all obligations under paragraph (d) of this Section shall be conclusive.

Notwithstanding anything contained herein to the contrary, the Company (or any successor entity of the Company) may opt to dissolve the Company in accordance with the procedures set forth in Section 281(b) of the DGCL.

6. Liquidating Trust. If deemed necessary, appropriate or desirable by the Board, in its absolute discretion, in furtherance of the liquidation and distribution of the Company’s assets to the common stockholders, as a final liquidating distribution or from time to time, the Company shall transfer to one or more liquidating trustees, for the benefit of the common stockholders (the “Trustees”), under a liquidating trust (the “Trust”), all, or a portion, of the assets of the Company. If assets are transferred to the Trust, each common stockholder shall receive an interest (an “Interest”) in the Trust pro rata to its interest in the assets of the Company on that date. All distributions from the Trust will be made pro rata in accordance with the Interests. The Interests shall not be transferable except by operation of law or upon death of the recipient. The Board is hereby authorized to appoint one or more individuals, corporations, partnerships or other persons, or any combination thereof, including, without limitation, any one or more officers, directors, employees, agents or representatives of the Company, to act as the initial Trustee or Trustees for the benefit of the common stockholders and to receive any assets of the Company. Any Trustees appointed as provided in the preceding sentence shall succeed to all right, title and interest of the Company of any kind and character with respect to such transferred assets and, to the extent of the assets so transferred and solely in their capacity as Trustees, shall assume all of the liabilities and obligations of the Company, including, without limitation, any unsatisfied claims and unascertained or contingent liabilities. Further, any conveyance of assets to the Trustees shall be deemed to be a distribution of property and assets by the Company to the common stockholders. Any such conveyance to the Trustees shall be in trust for the common stockholders of the Company. The Company, as authorized by the Board, in its absolute discretion, may enter into a liquidating trust agreement with the Trustees, on such terms and conditions as the Board, in its absolute discretion, may deem necessary, appropriate or desirable. Adoption of this Plan by the holders of the requisite vote of the outstanding capital stock of the Company shall constitute the approval of the stockholders of any such appointment and any such liquidating trust agreement as their act and as a part hereof as if herein written.

7. Cancellation of Stock. From and after the Effective Date, and subject to applicable law, each holder of shares of capital stock of the Company shall cease to have any rights in respect thereof, except the right to receive distributions, if any, pursuant to and in accordance with Section 5 hereof. As a condition to receipt of any distribution to the Company’s common stockholders, the Board or Trustee, in its absolute discretion, may require the Company’s common stockholders to (i) surrender their certificates evidencing their shares of stock to the Company, or (ii) furnish the Company with evidence satisfactory to the Board or Trustee of the loss, theft or destruction of such certificates, together with such surety bond or other security or indemnity as may be required by and satisfactory to the Board or Trustee. The Company will close its stock transfer books and discontinue recording transfers of shares of stock of the Company on the date on which the Company files its Certificate of Dissolution under the DGCL, and thereafter certificates representing shares of stock of the Company will not be assignable or transferable on the books of the Company except by will, intestate succession, or operation of law.

8. Unclaimed Distributions. If any distribution to a stockholder cannot be made, whether because the stockholder cannot be located, has not surrendered its certificates evidencing the common stock as required hereunder or for any other reason, the distribution to which such stockholder is entitled (unless transferred to the Trust established pursuant to Section 6 hereof) shall be transferred, at such time as the final liquidating distribution is made by the Company, to the official of such state or other jurisdiction authorized by applicable law to receive the proceeds of such distribution. The proceeds of such distribution shall thereafter be held solely for the benefit of and for ultimate distribution to such stockholder as the sole equitable owner thereof and shall be treated as abandoned property and escheat to the applicable state or other jurisdiction in accordance with applicable law. In no event shall the proceeds of any such distribution revert to or become the property of the Company.

9. Conduct of the Company Following Approval of the Plan. Under Delaware law, dissolution is effective upon the filing of a certificate of dissolution with the Secretary of State of the State of Delaware or upon such future effective date as may be set forth in the certificate of dissolution. Section 278 of DGCL provides that a dissolved corporation continues to exist for three (3) years after the date of dissolution, or for such longer period as a court shall in its discretion direct, for purposes of prosecuting and defending suits by or against the corporation and enabling it to settle and close its business, dispose of and convey its remaining assets, but not for the purpose of continuing the business of the corporation as a going concern. A corporation can continue to exist beyond the three (3) year period, if ordered by a court, for the sole purpose of prosecuting or defending any action, suit or proceeding that was brought before or during the three (3) year period after the date of dissolution, until any judgments, orders or decrees are fully executed. The powers of the directors continue during this time period in order to allow them to take the necessary steps to wind-up the affairs of the corporation.

10. Absence of Appraisal Rights. Under Delaware law, the Company’s stockholders are not entitled to appraisal rights for their shares of capital stock in connection with the transactions contemplated by the Plan.

11. Stockholder Consent to Sale of Assets. Adoption of this Plan by the requisite vote of the outstanding capital stock of the Company shall constitute the approval of the common stockholders of the sale, exchange or other disposition in liquidation of all of the remaining property and assets of the Company after the Effective Date, whether such sale, exchange or other disposition occurs in one transaction or a series of transactions, and shall constitute ratification of all contracts for sale, exchange or other disposition which are conditioned on adoption of this Plan.

12. Expenses of Dissolution. In connection with and for the purposes of implementing and assuring completion of this Plan, the Company may, in the absolute discretion of the Board or the Trustee, pay any brokerage, agency, professional and other fees and expenses of persons rendering services to the Company in connection with the collection, sale, exchange or other disposition of the Company’s property and assets and the implementation of this Plan.

13. Compensation. In connection with and for the purpose of implementing and assuring completion of this Plan, the Company may, in the absolute discretion of the Board or Trustee, pay the Company’s officers, directors, employees, agents and representatives, or any of them, compensation or additional compensation above their regular compensation, including pursuant to severance and retention agreements, in money or other property, in recognition of the extraordinary efforts they, or any of them, will be required to undertake, or actually undertake, in connection with the implementation of this Plan. Adoption of this Plan by the requisite vote of the outstanding capital stock of the Company shall constitute the approval of the Company’s stockholders of the payment of any such compensation.

14. Indemnification. The Company shall continue to indemnify its officers, directors, employees, agents and trustee in accordance with its Certificate of Incorporation, Bylaws, and contractual arrangements as therein or elsewhere provided, the Company’s existing directors’ and officers’ liability insurance policy and applicable law, and such indemnification shall apply to acts or omissions of such persons in connection with the implementation of this Plan and the winding up of the affairs of the Company. The Board or the Trustee is authorized to obtain and maintain insurance as may be necessary to cover the Company’s indemnification obligations.

15. Modification or Abandonment of the Plan. Notwithstanding authorization or consent to this Plan and the transactions contemplated hereby by the stockholders of the Company, the Board or Trustee may modify, amend or abandon this Plan and the transactions contemplated hereby without further action by the stockholders to the extent permitted by the DGCL.

16. Authorization. The Board or Trustee is hereby authorized, without further action by the stockholders, to do and perform or cause the officers of the Company, subject to approval of the Board or Trustee, to do and perform, any and all acts, and to make, execute, deliver or adopt any and all agreements, resolutions, conveyances, certificates and other documents of every kind which are deemed necessary, appropriate or desirable, in the absolute discretion of the Board or Trustee, to implement this Plan and the transaction contemplated hereby, including, without limiting the foregoing, all filings or acts required by any state or federal law or regulation to wind up its affairs.

Annex C

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Syntroleum Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “First” so that, as amended, said Article shall be and read as follows:

The name of the corporation is Sooner Holdings, Inc. (the “Corporation”).

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this                      day of                     , 2014.

By:
Authorized Officer

Title:	Chief Executive Officer

Name:	Edward G. Roth
Print or Type

C-1

Annex D

PIPER JAFFRAY & CO.

December 16, 2013

Board of Directors

Syntroleum Corporation

5416 South Yale Avenue

Suite 400

Tulsa, Oklahoma 74135

Members of the Board:

You have advised us the Company intends to sell, transfer and assign to the Purchaser (defined below), and Purchaser intends to purchase, acquire and assume from the Company, the Purchased Assets, which constitute substantially all assets of the Company, and the Assumed Liabilities, which constitute substantially all the liabilities of the Company, for the Purchase Price (defined below) and on the terms and subject to the conditions set forth in the Agreement, defined below (the “Asset Sale”).

You have requested our opinion as to the fairness, from a financial point of view, to Syntroleum Corporation (the “Company”) of the Purchase Price, as defined below, to be paid pursuant to the Asset Purchase Agreement (the “Agreement”) relating to the Asset Sale, to be entered into among the Company, REG Synthetic Fuels, LLC. (the “Purchaser”), and Renewable Energy Group, Inc. (the “Parent”). “Purchase Price” means 3,796,000 shares of Parent Common Stock; provided that in the event the Parent Average Share Price is equal to or greater than $12.91, the Purchase Price will be the number of shares of Parent Common Stock equal to (A) $49.0 million, divided by (B) the Parent Average Share Price. The Agreement provides for a further reduction in the Purchase Price equal to number of shares of Parent Common Stock (the “Adjustment Shares”) that is the quotient of the amount by which the cash transferred to Purchaser is less than $3.4 million, divided by the Parent Average Share Price. In addition to payment of the Purchase Price, pursuant to the Agreement, the Purchaser will assume substantially all the liabilities of the Company. The transactions contemplated by the Agreement are intended by the parties to qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code. Accordingly, the Purchase Price will be distributed to the Company’s stockholders as soon as practicable following the Closing Date of the Asset Sale in liquidation and dissolution of the Company (the “Liquidation”). Capitalized terms used but not defined herein have the meanings set forth in the Agreement.

We have been engaged by the Company to act as financial advisor to the Board of Directors of the Company in connection with the Asset Sale and will receive a fee from the Company which is contingent upon the consummation of the Asset Sale. We will also receive a fee from the Company for providing this opinion. This opinion fee is not contingent upon the consummation of the Asset Sale or the conclusions reached in our opinion and will be credited against the fee for financial advisory services. The Company has agreed to indemnify us against certain liabilities in connection with our services. We have in the past performed investment banking services for Parent, including acting as one of the joint book running managing underwriters of its 2012 initial public offering for which we received customary fees, and we publish investment research on Parent and actively trade and make a market in Parent Common Stock. In addition, we may seek to be engaged for compensation in the future to perform investment banking services for the Company, the Purchaser or Parent.

In connection with our review of the Asset Sale, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of the Agreement; (ii) reviewed and analyzed certain financial and other data with respect to the Company and Parent which was publicly available or made available to us by the Company; (iii) reviewed and analyzed certain internal unconsolidated financial projections of the Company on a stand-alone basis (management of the Company having advised us that the Company has not prepared consolidated financial projections), including relating to its 50% Dynamic ownership interest, its gas-to-liquids (GTL) business, its technology license to Dynamic, its net operating losses for federal income tax purposes (NOLs) and its corporate

December 16, 2013

overhead (the “Material Business Components”), in each case prepared for financial planning purposes and furnished to us by the management of Company; (iv) reviewed and analyzed publicly available projections for Parent on a stand-alone basis; (v) conducted discussions with members of the senior management of Company with respect to the business and prospects of the Company, on a stand-alone basis, and the Company and Parent on a combined basis following the Asset Sale; (vi) reviewed the reported prices and trading activity of the common stock of the Company and Parent and for certain companies deemed by us to be comparable to the Company; (vii) compared the financial performance of Dynamic on a historical and projected basis with that of certain other publicly traded companies deemed by us to be comparable to Dynamic; (viii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions we deemed comparable to the sale of Dynamic; (ix) reviewed the premiums paid, to the extent publicly available, in certain acquisitions of public companies; (x) performed discounted cash flows analyses for each of the Material Business Components on a stand-alone basis; and (xi) performed certain financial analyses for the Company and Parent on a pro forma combined basis giving effect to the Asset Sale. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed the accuracy and completeness of the financial, accounting and other information discussed with or reviewed by us, and that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Parent since the respective dates of the most recent financial statements and other information, financial or otherwise, provided or publicly available to us that would be material to our analyses or this opinion, and have not independently verified such information. We have further relied upon the assurances of the management of Company that the information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that neither the Company, Dynamic nor Parent is a party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the Asset Sale and the Liquidation, and with respect to financial forecasts, pro forma adjustments, estimates and other forward-looking information relating to the Company or Parent reviewed by us, we have assumed that such information reflects the best currently available estimates and judgments of management of the Company. We express no opinion as to any financial forecasts, pro forma adjustments, estimates of NOLs and other estimates or forward-looking information of the Company, Parent, or the Company and Parent on a pro forma combined basis, or the assumptions on which they were based. We were not engaged to undertake on behalf of the Company, nor is this opinion intended to supplement or substitute for, due diligence required in connection with the Asset Sale or any other transaction. We have relied, with your consent, on advice of the outside counsel and the independent accountants to Company, and on the assumptions of the management of Company as to all accounting, legal, tax and financial reporting matters with respect to the Company, Parent, the Asset Sale, the Liquidation and the Agreement.

We have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have also assumed the Asset Sale will be consummated pursuant to the terms of the Agreement without material amendments thereto and without waiver by any party of any material conditions or obligations thereunder. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Asset Sale will be obtained in a manner that will not adversely affect the Company and Parent or alter the terms of the Asset Sale, including without limitation the registration of the shares of Parent Common Stock comprising the Purchase Price, and further assumed without verification and with your consent that such shares when so registered and issued to the Company in accordance with the Agreement will be freely tradeable without restriction under applicable securities laws or otherwise. We have assumed the Asset Sale and Liquidation will qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code.

December 16, 2013

In arriving at our opinion, we have not performed any appraisals or, except as it may relate to our analyses of the Material Business Components, any valuation of any specific assets or liabilities (fixed, contingent, derivative, off-balance sheet or other) of the Company, Dynamic or Parent, and have not been furnished with any such appraisals or valuations. Nor have we made any physical inspection of the properties or assets of the Company (including Dynamic). The analyses performed by Piper Jaffray in connection with this opinion were going concern analyses. For that purpose, among others, we have assumed with your consent, based on advice of management of the Company, and without independent verification, that (a) the Purchased Assets and Assumed Liabilities constitute substantially all the assets and liabilities (fixed, contingent, derivative, off-balance sheet or other), respectively, of the Company and are the assets and liabilities material to the operation of the business as a going concern, (b) there are no assets of the Company (whether or not reflected on its balance sheet) material to the business, earnings and prospects of the Company, other than the assets included in the Material Business Components and cash, and (c) the Cash Reserve will be in an amount adequate to satisfy the Excluded Liabilities and sufficient cash will be conveyed at Closing to Purchaser without reduction of the Purchase Price for any Adjustment Shares. We express no opinion regarding the liquidation value of the Company or Parent. Without limiting the generality of the foregoing, we have neither performed (except as it may relate to our analyses of the Material Business Components) nor been furnished any appraisal, valuation or other independent analysis of any assets or liabilities (fixed, contingent or other) of the Company or Parent, including the Purchased Assets, Excluded Assets, Assumed Liabilities and Excluded Liabilities (including the Neste litigation, or any other pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Parent or any of their affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes (favorable or unfavorable) or damages arising out of any such matters), nor have we made any analysis of, and our opinion does not address, whether the Purchase Price, together with the Excluded Assets and Cash Reserve, will satisfy the Excluded Liabilities or any other obligations of the Company now existing or incurred in the future, or what, if any, portion of the Purchase Price may be distributable to Company stockholders in the Liquidation or any other aspect of the Liquidation. No company or transaction used in any analysis for purposes of comparison is identical to the Company, Dynamic, Parent or the Asset Sale. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company, Dynamic, Parent and the Asset Sale were compared and other factors that could affect the public trading value or transaction value of the companies.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of common stock of the Company or Parent have traded or such stock may trade following announcement of the Asset Sale or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is furnished for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with its consideration of the Asset Sale and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Asset Sale and Liquidation. Except with respect to the use of this opinion in connection with the proxy statement\prospectus of the Company and Parent relating to the Asset Sale and Liquidation, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

December 16, 2013

This opinion addresses solely the fairness, from a financial point of view, to the Company of the proposed Purchase Price set forth in the Agreement and does not address any other terms or agreement relating to the Asset Sale or the Liquidation. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Asset Sale and Liquidation, the pre- or post-signing process conducted or to be conducted by the Company, the merits of the Asset Sale and Liquidation relative to any alternative transaction or business strategy that may be available to the Company, the solvency or financial viability of the Company or Parent at the date hereof, upon consummation of the Asset Sale or at any future time, or the fairness of the amount or nature of compensation to the Company’s officers, directors or employees, or any class of such persons, relative to the Purchase Price proposed to be paid to the Company.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Purchase Price is fair, from a financial point of view, to the Company, as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action, and with the further limitation that in these actions, no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of the person’s duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article VIII of the Registrant’s Third Amended and Restated Certificate of Incorporation, and Article 6 of the Registrant’s Amended and Restated Bylaws provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the DGCL. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law regarding the unlawful payment of dividends, or repurchase or redemption of stock or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Pursuant to the Delaware General Corporation Law, Article VII of the certificate of incorporation of REG eliminates a director’s personal liability for monetary damages to REG and its stockholders for breach of fiduciary duty as a director, except in circumstances involving a breach of the director’s duty of loyalty to REG or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit	Description of Exhibit

2.1	Asset Purchase Agreement, dated as of December 17, 2013, by and among REG Synthetic Fuels, LLC, Renewable Energy Group, Inc., and Syntroleum Corporation (included as Annex A to the proxy statement/prospectus forming a part of this registration statement).

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP, regarding the legality of the securities being issued.

8.1*	Opinion of Foley & Lardner LLP, regarding certain tax matters.

23.1	Consent of Deloitte & Touche LLP (related to Renewable Energy Group, Inc.’s financial statements).

23.2	Consent of HoganTaylor LLP (related to Syntroleum Corporation’s financial statements).

23.3*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

23.4*	Consent of Foley & Lardner LLP (included in Exhibit 8.1).

24.1	Power of Attorney (included in signature page to this Registration Statement on Form S-4).

99.1	Consent of Piper Jaffray & Co.

99.2*	Form of Proxy of Syntroleum.

*	To be filed by amendment.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(10) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Ames, State of Iowa on January 13, 2014.

RENEWABLE ENERGY GROUP, INC.

By:	/s/ Daniel J. Oh
Daniel J. Oh
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Daniel J. Oh and Chad Stone and each of them, as attorneys-in-fact, each with the power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel J. Oh Daniel J. Oh	President, Chief Executive Officer and Director (Principal Executive Officer)	January 13, 2014

/s/ Chad Stone Chad Stone	Chief Financial Officer (Principal Financial Officer)	January 13, 2014

/s/ Chad A. Baker Chad A. Baker	Controller (Principal Accounting Officer)	January 13, 2014

/s/ Jeffrey Stroburg Jeffrey Stroburg	Director (Chairman)	January 13, 2014

/s/ Delbert Christensen Delbert Christensen	Director	January 13, 2014

/s/ Randolph L. Howard Randolph L. Howard	Director	January 13, 2014

/s/ Michael A. Jackson Michael A. Jackson	Director	January 13, 2014

Signature	Title	Date

/s/ Michael M. Scharf Michael M. Scharf	Director	January 13, 2014

/s/ Christopher D. Sorrells Christopher D. Sorrells	Director	January 13, 2014

EXHIBIT INDEX

Exhibit	Description of Exhibit

2.1	Asset Purchase Agreement, dated as of December 17, 2013, by and among REG Synthetic Fuels, LLC, Renewable Energy Group, Inc., and Syntroleum Corporation (included as Annex A to the proxy statement/prospectus forming a part of this registration statement).

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP, regarding the legality of the securities being issued.

8.1*	Opinion of Foley & Lardner LLP, regarding certain tax matters.

23.1	Consent of Deloitte & Touche LLP (related to Renewable Energy Group, Inc.’s financial statements).

23.2	Consent of HoganTaylor LLP (related to Syntroleum Corporation’s financial statements).

23.3*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

23.4*	Consent of Foley & Lardner LLP (included in Exhibit 8.1).

24.1	Power of Attorney (included in signature page to this Registration Statement on Form S-4).

99.1	Consent of Piper Jaffray & Co.

99.2*	Form of Proxy of Syntroleum.

*	To be filed by amendment.